Exhibit (d)

This description of FMS-WM and the Federal Republic is dated June 6, 2016 and appears as Exhibit (d) to the Annual Report on Form 18-K of FMS-WM for the fiscal year ended December 31, 2015.

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THIS DOCUMENT (OTHERWISE THAN AS PART OF A PROSPECTUS CONTAINED IN A REGISTRATION STATEMENT FILED UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED) DOES NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OF FMS-WM. THE DELIVERY OF THIS DOCUMENT AT ANY TIME DOES NOT IMPLY THAT THE INFORMATION HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE.

PRESENTATION OF FINANCIAL AND OTHER INFORMATION

In this description, references to “€,” “euro” or “EUR” are to the single European currency of the member states of the European Union participating in the euro and references to “U.S. dollars,” “$” or “USD” are to United States dollars. See “Exchange Rate Information” below for information regarding the rates of conversion of the euro into United States dollars and “The Federal Republic of Germany—General—The European Union and European Integration” for a discussion of the introduction of the euro.

FMS-WM’s accounts are kept, and the economic data on the Federal Republic is expressed, in euro.

Any discrepancies in the tables included in this prospectus between the amounts and the totals thereof are due to rounding.

In this document, references to the “Federal Republic” and “Germany” are to the Federal Republic of Germany and references to the “Federal Government” are to the government of the Federal Republic of Germany. The term “FMS-WM” refers to FMS Wertmanagement.

EXCHANGE RATE INFORMATION

FMS-WM files reports with the Securities and Exchange Commission giving financial and economic data expressed in euro.

The following table shows noon buying rates for euro, expressed as U.S. dollars per EUR 1.00, for the periods and dates indicated, as published on a weekly basis by the Federal Reserve Bank of New York.

Year ended December 31,	Period End	Average(1)	High	Low
2011	1.2973	1.4002	1.4875	1.2926
2012	1.3186	1.2909	1.3463	1.2062
2013	1.3779	1.3303	1.3816	1.2774
2014	1.2101	1.3210	1.3927	1.2101
2015	1.0859	1.1032	1.2015	1.0524

(1)	The average of the noon buying rates on the last business day of each month during the relevant period.

The following table shows the high and low noon buying rates for euro, expressed as U.S. dollars per EUR 1.00, for each month from December 2015 through May 2016 (through May 27, 2016), as reported by the Federal Reserve Bank of New York.

2015	High	Low
December	1.1025	1.0573
2016
January	1.0964	1.0743
February	1.1362	1.0868
March	1.1390	1.0845
April	1.1441	1.1239
May (through May 27, 2016)	1.1516	1.1140

No representation is made that the euro or U.S. dollar amounts referred to herein could have been or could be converted into U.S. dollars or euro, as the case may be, at any particular rate.

There are, except in limited embargo circumstances, no legal restrictions in the Federal Republic on international capital movements and foreign exchange transactions. However, for statistical purposes only, every individual or corporation residing in the Federal Republic must report to the Deutsche Bundesbank, the German Central Bank, subject to a number of exceptions, any payment received from or made to an individual or a corporation resident outside of the Federal Republic if such payment exceeds EUR 12,500 (or the equivalent in a foreign currency).

RECENT DEVELOPMENTS

THE FEDERAL REPUBLIC OF GERMANY

Overview of Key Economic Figures

The following economic information regarding the Federal Republic is derived from the public official documents cited below. Certain of the information is preliminary.

Gross Domestic Product (GDP)

GROSS DOMESTIC PRODUCT

(adjusted for price, seasonal and calendar effects)(1)

Reference period	Percentage change on previous quarter	Percentage change on the same quarter in previous year
1st quarter 2015	0.4	1.2
2nd quarter 2015	0.4	1.6
3rd quarter 2015	0.3	1.7
4th quarter 2015	0.3	1.3
1st quarter 2016	0.7	1.6

(1)	Adjustment for seasonal and calendar effects according to the Census X-12-ARIMA method.

Germany’s gross domestic product (“GDP”) increased by 0.7% after price, seasonal and calendar adjustments in the first quarter of 2016 compared to the fourth quarter of 2015. Compared to the previous quarter, positive contributions mainly came from domestic demand. In particular, fixed capital formation increased markedly in the first quarter of 2016. Gross fixed capital formation in machinery and equipment increased by 1.9% compared to the fourth quarter of 2015. Gross fixed capital formation in construction increased by 2.3%, due in part to the mild weather. Final consumption expenditure of households increased by 0.4% and government final consumption expenditure increased by 0.5% compared to the previous quarter. According to provisional calculations, exports of goods and services increased by 1.0% compared to the fourth quarter of 2015 (adjusted for price, seasonal and calendar effects). However, the increase in imports was somewhat larger (+1.4%) in the same period. Arithmetically, the balance of exports and imports thus had a downward effect of –0.1 percentage points on GDP growth.

In a year-on-year comparison, the German economy recorded positive growth. GDP in the first quarter of 2016 increased by 1.6% in price and calendar-adjusted terms compared to the corresponding period in 2015, following an increase of 1.3% in the fourth quarter of 2015.

Source: Statistisches Bundesamt, Detailed gross domestic product results for the 1st quarter of 2016, press release of May 25, 2016 (https://www.destatis.de/EN/PressServices/Press/pr/2016/05/PE16_171_811.html).

Inflation Rate

INFLATION RATE

(based on overall consumer price index)

Reference period	Percentage change on previous month	Percentage change on the same month in previous year
April 2015	0.0	0.5
May 2015	0.1	0.7
June 2015	-0.1	0.3
July 2015	0.2	0.2
August 2015	0.0	0.2
September 2015	-0.2	0.0
October 2015	0.0	0.3
November 2015	0.1	0.4
December 2015	-0.1	0.3
January 2016	-0.8	0.5
February 2016	0.4	0.0
March 2016	0.8	0.3
April 2016	-0.4	-0.1

In April 2016, consumer prices in Germany declined by 0.1% compared to April 2015. A negative rate had last been recorded in January 2015. The negative inflation rate in April 2016 was mainly due to a 16.3% decrease in the prices of mineral oil products compared to April 2015. Overall, the prices of energy products decreased by 8.5% compared to the corresponding period in 2015. Excluding the prices of energy products, the inflation rate in April 2016 compared to April 2015 would have been 0.9%.

The fact that Easter fell early this year (2016: in late March; 2015: in early April) also had a downward effect on prices in April 2016 compared to April 2015. Due to the calendar effect, prices were down especially for package holidays, which decreased by 8.8% in a year-on-year comparison. Food prices increased by 0.5% in April 2016 compared to April 2015. Overall, the prices of goods decreased by 1.0% in April 2016 compared to April 2015, primarily as a result of the decrease in prices of energy products. By contrast, prices for services increased by 0.8% in April 2016 compared to April 2015. Net rents exclusive of heating expenses increased by 1.0% over the same period.

Compared to March 2016, the consumer price index decreased by 0.4% in April 2016. A 2.1% decrease in the prices for services was partially offset by a 0.6% increase in the prices for goods. Overall, energy prices increased by 0.9% from March 2016 to April 2016.

Source: Statistisches Bundesamt, Consumer prices in April 2016: –0.1% on April 2015, press release of May 13, 2016 (https://www.destatis.de/EN/PressServices/Press/pr/2016/05/PE16_163_611.html).

Unemployment Rate

UNEMPLOYMENT RATE

(percent of unemployed persons in the total labor force according to the International Labour Organization (ILO) definition)(1)

Reference period	Original percentages	Adjusted percentages(2)
April 2015	4.9	4.7
May 2015	4.5	4.7
June 2015	4.6	4.7
July 2015	4.6	4.6
August 2015	4.3	4.6
September 2015	4.3	4.5
October 2015	4.4	4.5
November 2015	4.5	4.4
December 2015	4.5	4.4
January 2016	4.3	4.3
February 2016	4.6	4.3
March 2016	4.5	4.2
April 2016	4.2	4.2

(1)	The time series on unemployment are based on the German Labour Force Survey.
(2)	Adjusted for seasonal and irregular effects (trend cycle component) using the X-12-ARIMA method.

The number of employed persons increased by approximately 548,000 persons, or 1.3%, from April 2015 to April 2016. Compared to March 2016, the number of employed persons in April 2016 increased by approximately 41,000, after adjustment for seasonal fluctuations.

In April 2016, the number of unemployed persons decreased by approximately 272,000, or 13.1%, compared to April 2015. Adjusted for seasonal and irregular effects (trend cycle component), the number of unemployed persons in April 2016 decreased by 0.6% to 1.78 million compared to March 2016.

Sources: Statistisches Bundesamt, 43.3 million persons in employment in April 2016, press release of May 31, 2016 (https://www.destatis.de/EN/PressServices/Press/pr/2016/05/PE16_180_132.html); Statistisches Bundesamt, Genesis-Online Datenbank, Result 13231-0001, Erwerbslose, Erwerbstätige, Erwerbspersonen, Erwerbslosenquote: Deutschland, Monate, Original- und bereinigte Daten (https://www-genesis.destatis.de/genesis/online/logon?sequenz=tabelleErgebnis&selectionname=13231-0001&zeitscheiben=2&leerzeilen=false).

Current Account and Foreign Trade

CURRENT ACCOUNT AND FOREIGN TRADE

	(balance in EUR billion)(1)
Item	January to March 2016	January to March 2015
Trade in goods, including supplementary trade items	65.7	60.4
Services	-6.1	-4.7
Primary income	19.6	18.3
Secondary income	-13.5	-15.8

Current account	65.7	58.2

(1)	Figures may not add up due to rounding.

Source: Statistisches Bundesamt, German exports in March 2016: –0.5% on March 2015, press release of May 10, 2016 (https://www.destatis.de/EN/PressServices/Press/pr/2016/05/PE16_157_51.html).

FMS WERTMANAGEMENT

GENERAL

Overview

FMS-WM is a wind-up institution (Abwicklungsanstalt) organized as a public law entity (Anstalt öffentlichen Rechts) under public law of the Federal Republic with partial legal capacity pursuant to Section 8a para 1 of the German Financial Market Stabilization Fund Act (Finanzmarktstabilisierungsfondsgesetz, “FMStFG”). Partial legal capacity, under German administrative law, means that FMS-WM does not have the right to bring an administrative proceeding against the German Federal Agency for Financial Market Stabilization (Bundesanstalt für Finanzmarktstabilisierung, “FMSA”) under its charter. FMS-WM has, however, full power and legal capacity to contract with third parties and sue and be sued in court. FMS-WM is fully owned by the German Financial Market Stabilization Fund (Finanzmarktstabilisierungsfonds, “FMS” or “SoFFin”), which is a special pool of assets (Sondervermögen) of the Federal Republic. FMS-WM is charged with liquidating a portfolio of risk positions and non-strategic assets/businesses in an original amount of EUR 175.7 billion (nominal volume) that it assumed from Hypo Real Estate Holding AG (“HRE”) and its subsidiaries and special purpose entities (referred to herein collectively as the “HRE Group”) on October 1, 2010. As of 2007, the HRE Group was one of the largest commercial property lenders, issuers of covered bonds and providers of public finance in Germany. It encountered severe financial difficulties in 2008/09 in the course of the global financial markets crisis. Given the systemic importance of the HRE Group and the resulting public interest in stabilizing the HRE Group, the Federal Republic initiated support measures for this financial institution, including the transfer of risk positions and non-strategic assets/businesses to FMS-WM.

FMS-WM pursues its objective of managing and unwinding its portfolio according to a strategic management framework known as the “winding-up plan” (Abwicklungsplan), which is updated and adapted on a regular basis. FMS-WM aims to maximize the value of its portfolio by managing and liquidating it in a value-preserving manner over an extended period of time. For any given part of the portfolio, the plan requires an assessment of whether FMS-WM should sell, hold, or restructure its holdings. As of December 31, 2015, FMS-WM had liquidated approximately EUR 81.0 billion of its initial portfolio of EUR 175.7 billion.

FMS-WM engages in funding activities, including the issuance of debt securities and/or obtaining financing from financial institutions, in order to refinance funding instruments associated with the portfolio it has assumed as they expire. FMS-WM will have to engage in refinancing activities on the capital markets until its portfolio has been liquidated. As of December 31, 2015, FMS-WM had subscribed capital of EUR 200,000, the total amount of which had been paid in.

FMS-WM’s obligations are backed by the full faith and credit of the Federal Republic. Pursuant to the FMStFG, FMS-WM’s obligations benefit from a statutory guarantee of SoFFin and under FMS-WM’s charter, SoFFin is obligated to cover all losses sustained by FMS-WM and to ensure that FMS-WM is able to pay all its liabilities at any time when due and in full. According to Section 5 of the FMStFG, the Federal Republic, in turn, is directly liable for all of SoFFin’s obligations.

FMS-WM is governed by two corporate bodies: the Supervisory Board (Verwaltungsrat) and the Executive Board (Vorstand). The six-member Supervisory Board is appointed by SoFFin and is responsible for the composition and oversight of the Executive Board as well as for major strategic decisions of FMS-WM. The Executive Board has a minimum of two members (currently three) and is appointed by the Supervisory Board. It is responsible for representing FMS-WM externally and for managing its business.

FMS-WM is registered with the commercial register (Handelsregister) of the local court (Amtsgericht) of Munich under HRA 96076. Its registered office and business address is at Prinzregentenstraße 56, 80538 Munich, Federal Republic of Germany. Its telephone number is +49 89 9547627-0. FMS-WM maintains a branch in Rome, Italy. The Italian branch was registered with the company register (Registro delle Imprese) of Rome on May 7, 2013 under registration number 12372371000. As at the date hereof, the registered status of the Italian branch is inactive. As of the date hereof, FMS-WM does not intend to open any additional branches.

Creation and Legal Status

FMS-WM’s creation and legal status are a direct result of the German Federal Government’s response to the global financial markets crisis. In October 2008, the German Federal Government enacted a comprehensive package of measures to support key German strategic financial institutions, most notably the HRE Group. This comprehensive package included the FMStFG, which provided for the implementation of SoFFin and established FMSA, a federal agency under public law with legal personality (rechtsfähige Anstalt öffentlichen Rechts) supervised by the German Federal Ministry of Finance (Bundesfinanzministerium). Section 8a of the FMStFG grants FMSA the power to create wind-up institutions. The purpose of these institutions is to assume distressed and non-strategic assets from systemically important financial institutions and to eventually dispose of or liquidate the risk positions transferred to them.

As of 2007, the HRE Group was one of the largest commercial property lenders and providers of public finance in Germany. Most of the commercial property loans were refinanced by the issuance of covered bonds, making the HRE Group the leading German issuer of covered bonds. In the course of the liquidity crisis in September 2008, the HRE Group encountered financial difficulties primarily caused by the heavy debt burden held by one of its subsidiaries, Depfa Bank plc (“Depfa”). Depfa had borrowed short-term money to fund higher interest-bearing long-term positions in public sector finance on a large scale. When the interbank lending market collapsed in September 2008, Depfa faced substantial refinancing problems. Within a short period of time, the entire HRE Group faced solvency issues as well. Due to the HRE Group’s importance for the German financial system, the Federal Republic initiated various support measures, which led to SoFFin becoming the sole owner of HRE in October 2009. The government support measures also included the extension of liquidity guarantees by SoFFin and the creation of FMS-WM as a wind-up institution under Section 8a of the FMStFG on July 8, 2010. Risk positions and non-strategic assets/businesses of the HRE Group were then transferred to FMS-WM on October 1, 2010.

FMS-WM is a public law institution with partial legal capacity (teilrechtsfähige Anstalt des öffentlichen Rechts) created pursuant to German administrative law. It is fully-owned by SoFFin and is subject to the supervision and control of FMSA. FMS-WM may act in its own name, and may be subject to court proceedings. In order to achieve its mandate of unwinding the portfolio of risk positions and non-strategic assets/businesses assumed from the HRE Group, FMS-WM may engage in all kinds of banking and financial services transactions and all other transactions that directly or indirectly serve its purposes. FMS-WM is, however, neither a financial institution nor a financial services institution within the meaning of the German Banking Act (Kreditwesengesetz, “KWG”), nor a financial service provider within the meaning of the German Securities Trading Act (Wertpapierhandelsgesetz, “WpHG”), nor an insurance company within the meaning of the German Insurance Supervision Act (Versicherungsaufsichtsgesetz, “VAG”) nor regulated as such. As a consequence, FMS-WM is prohibited from engaging in transactions that would require a license under the EU Banking Directive (2006/48/EC) or the EU Directive on markets for financial instruments (2004/39/EC). Nonetheless, pursuant to its charter and the FMStFG, FMS-WM is subject to certain provisions of the KWG and the WpHG. In particular, FMS-WM is subject to banking supervision by the German Federal Financial Supervisory Authority (Bundesanstalt für Finanzdienstleistungsaufsicht) and must comply with the organizational obligations and restrictions on certain activities imposed by the KWG applicable to banks and financial institutions. FMS-WM is, however, exempted from the regulatory capital and liquidity requirements and the licensing requirements under the KWG. FMS-WM is also deemed to be a financial institution for purposes of the German Money Laundering Act (Geldwäschegesetz), and is therefore subject to the provisions thereof.

Relationship with the Federal Republic of Germany

The following chart provides an overview of the relationship between FMS-WM and the Federal Republic.

Relationship with SoFFin

SoFFin

FMS-WM is fully owned by SoFFin, which is established by law and designated to fulfill specific tasks of the German Federal Government assigned to it under the FMStFG. SoFFin is administered by FMSA. SoFFin is a special pool of assets (Sondervermögen) of the Federal Republic. The term special pool of assets (Sondervermögen) designates legally dependent assets of the Federal Republic. Accordingly, the FMStFG provides that SoFFin shall have no legal capacity, although in legal relations SoFFin may act, sue and be sued in its own name. There shall be no attachment of, or other measures of compulsory execution against, SoFFin. Any debt incurred by SoFFin is accounted for as direct debt of the Federal Republic. In addition, Section 5 of the FMStFG provides that the Federal Republic is directly liable for the obligations of SoFFin. SoFFin’s obligations are thus effectively obligations of the Federal Republic.

SoFFin’s purpose is to stabilize the German financial sector by extending liquidity guarantees, providing equity capital, assuming risk positions, and setting up wind-up institutions. To this end, SoFFin has been authorized by the German legislature under Section 6 of the FMStFG to extend liquidity guarantees in a total aggregate amount of up to EUR 400 billion. In addition, Section 9 of the FMStFG authorizes the German Federal Ministry of Finance to incur debt in a total aggregate amount of up to EUR 80 billion to cover the cost of measures taken by SoFFin in connection with the provision of equity capital, the assumption of risk positions and the compensation of losses of wind-up institutions. Specifically, the authorization permits the German Federal Ministry of Finance to incur debt up to an amount of EUR 40 billion. Subject to the approval of the parliamentary control panel for financial market stabilization which is comprised of nine members of the budget committee of the German Bundestag, this amount can be increased by up to another EUR 30 billion and, subject to the approval of the budget committee of the German Bundestag, by up to another EUR 10 billion. Any financing required by SoFFin is obtained in the manner used by the Federal Republic to finance itself, i.e., through the issuance of debt instruments by the Federal Republic of Germany – Finance Agency (Bundesrepublik Deutschland – Finanzagentur GmbH). When the Federal Republic incurs debt for SoFFin, it results in an increase in the net borrowings and debt of the Federal Republic. Applications for stabilization measures extended by SoFFin could initially be made only until the end of 2010. As a consequence of developments in the euro area, however, the German Federal Government subsequently re-opened the application period, which finally expired at the end of 2015. The timing of the expiration of SoFFin’s mandate to accept new applications for support measures coincided with the assumption by the European Single Resolution Board at the beginning of 2016 of responsibility for resolving and restructuring non-viable systemically important banks.

Guarantee

With effect from January 1, 2014, Section 8a of the FMStFG, which deals with the establishment of wind-up institutions, was amended to provide that SoFFin guarantees all existing and future obligations of FMS-WM with respect to moneys, debt securities and derivative transactions as well as obligations of third parties that are expressly guaranteed by FMS-WM, which FMS-WM has borrowed, issued, entered into or incurred or which have been transferred to FMS-WM during the time period for which SoFFin is the sole obligor of the loss compensation obligation (alleiniger Verlustausgleichspflichtiger). For a description of SoFFin’s loss compensation obligation, see “—Loss Compensation and Liquidity Support Obligations” below. Accordingly, under the guarantee, if FMS-WM fails to make any payment of principal or interest or any other amount required to be paid with respect to securities issued by it when that payment is due and payable, SoFFin will be liable for that payment as and when it becomes due and payable, provided that the security was issued during the time period for which SoFFin was the sole obligor of the loss compensation obligation. SoFFin’s obligation under the guarantee ranks equally, without any preference, with all of its other present and future unsecured and unsubordinated indebtedness. Holders of securities issued by FMS-WM may enforce this obligation directly against SoFFin without first having to take legal action against FMS-WM. If SoFFin fails to make any payment of principal or interest or any other amount required to be paid with respect to securities issued by FMS-WM when that payment is due and payable under the guarantee, the Federal Republic will be liable for that payment as and when it becomes due and payable pursuant to Section 5 of the FMStFG, as described above. The guarantee and the Federal Republic’s direct liability for SoFFin’s obligations pursuant to Section 5 of the FMStFG are strictly a matter of statutory law and are not evidenced by any contract or instrument. Potential claims based on the guarantee and on Section 5 of the FMStFG may be subject to defenses available to FMS-WM and SoFFin with respect to the obligations covered.

Loss Compensation and Liquidity Support Obligations

Under FMS-WM’s charter, which was enacted pursuant to Section 8a of the FMStFG, SoFFin is obligated to cover all losses sustained by FMS-WM and to ensure that FMS-WM is able to pay all its liabilities at all times when due and in full. As described above, pursuant to Section 5 of the FMStFG, the Federal Republic is directly liable for SoFFin’s obligations. Accordingly, SoFFin’s loss compensation and liquidity support obligations enable FMS-WM to pursue its operations and effectively mean that FMS-WM’s obligations, including the obligations to holders of debt securities issued by FMS-WM, are backed by the full faith and credit of the Federal Republic.

For the year ended December 31, 2015, SoFFin recorded a loss of EUR 684.8 million (2014: loss of EUR 418.9 million), largely due to interest expenses, the valuation of SoFFin’s equity stake in Commerzbank AG as of December 31, 2015 and an increase of the provisions for the loss compensation obligation for FMS-WM. As of December 31, 2015, the total outstanding stabilization measures provided by SoFFin amounted to EUR 15.8 billion, which related entirely to equity capital (as of December 31, 2014: EUR 16.8 billion).

Relationship with FMSA

FMS-WM operates under the supervision and control of the Federal Republic, which is exercised through FMSA. FMSA was established to manage SoFFin and to implement and monitor the stabilization measures extended by SoFFin. FMSA has the power to create wind-up institutions under Section 8a of FMStFG. FMSA is supervised by the German Federal Ministry of Finance (Bundesfinanzministerium), which ensures that FMSA acts in the public interest. In particular, the German Federal Ministry of Finance supervises FMSA’s activities and nominates the members of FMSA’s management committee (Leitungsausschuss). Certain decision-making powers have been delegated to the management committee by the FMStFG.

FMSA appoints the members of FMS-WM’s Supervisory Board. The Supervisory Board members, in turn, appoint the members of FMS-WM’s Executive Board. Both the Supervisory Board and FMSA may dismiss a member of the Executive Board for good cause.

FMSA is responsible for the legal supervision of FMS-WM. In particular, FMSA has to approve and supervise FMS-WM’s implementation of the winding-up plan as well as any deviations from, or amendments to, the winding-up plan. FMSA may give instructions to FMS-WM’s Executive Board and Supervisory Board in order to ensure that FMS-WM complies with applicable law and the requirements of its charter. Comprehensive reporting obligations by FMS-WM ensure that FMSA has a solid basis for exercising its control and instruction rights.

On October 9, 2014, FMSA approved certain technical amendments to FMS-WM’s charter, including minor changes with respect to the timing of reporting to FMSA on progress made under the winding-up plan and the addition of a reference to the applicability of Section 8a paragraph 4 sentence 1 No. 1b) of the FMStFG, the provision of the FMStFG which sets forth the guarantee of certain debt obligations of FMS-WM by SoFFin.

In keeping with its supervisory role, FMSA action is required for the dissolution of FMS-WM. While there is no set maximum duration for FMS-WM’s existence, FMS-WM’s charter provides that FMS-WM shall exist only until the transferred risk positions and non-strategic assets/businesses have been liquidated in full, at which point it is obligated to notify FMSA. FMSA may initiate the final dissolution process for FMS-WM if it has no remaining liabilities or if SoFFin has assumed any remaining liabilities. Any assets or profits remaining at the time of dissolution will be transferred to SoFFin.

In December 2015, the German Federal Ministry of Finance announced plans to reorganize the functions of the FMSA. As provided for in the Restructuring and Resolution Act (Sanierungs- und Abwicklungsgesetz), Germany’s national resolution authority is expected to be integrated into the Federal Financial Supervisory Authority (Bundesanstalt für Finanzdienstleistungsaufsicht, “BaFin”) as an operationally independent unit located in Frankfurt am Main. The administration of SoFFin and the management of its remaining holdings are expected to be assumed by the Federal Republic of Germany – Finance Agency (Bundesrepublik Deutschland – Finanzagentur GmbH), which is already responsible for SoFFin’s refinancing activities on behalf of the Federal Republic. However, the FMSA remains responsible for the German wind-up institutions FMS-WM and Erste Abwicklungsanstalt. In April 2016, the German Ministry of Finance initiated the legislative procedure by publishing a draft bill for the reorganization of FMSA (Referentenentwurf eines Gesetzes zur Neuordnung der Aufgaben der Bundesanstalt für Finanzmarktstabilisierung – FMSA-Neuordnungsgesetz – FMSANeuOG), and the reorganization is expected to be completed by the beginning of 2018.

BUSINESS AND OPERATIONS

Introduction

FMS-WM is tasked with unwinding the portfolio of risk positions and non-strategic assets/businesses that it assumed on October 1, 2010 from the HRE Group in ways that maximize its value. As described in more detail under “—The Portfolio—Outsourced Portfolio Administration,” FMS-Wertmanagement Service GmbH (“FMS-WM Service”), a wholly owned subsidiary of FMS-WM, performs portfolio management services for FMS-WM. Plans to privatize FMS-WM Service were cancelled in May 2015.

FMS-WM’s activities are characterized by the following strategic goals:

•

Unwinding of the risk assets aimed at maximizing their value: FMS-WM aims to unwind the risk assets in a manner that maximizes their value, subject to defined wind-up and risk strategies that are adjusted on a continuous basis. The winding-up plan – which is the key strategic management tool of FMS-WM – serves as the basis for the implementation of its portfolio liquidation operations. Depending on the market situation and the asset category, the winding-up plan provides for the following strategies in connection with liquidating the portfolio assumed by FMS-WM:

–	Holding assets, which includes active management of loans and securities with a view to repaying outstanding amounts (e.g., where the risk/return profile is acceptable).

–	Selling assets to the extent it makes economic sense (e.g., to reduce positions with a higher risk profile and when market opportunities arise).

–

Restructuring, including workout, wind-up and reorganization measures, relating to both performing and non-performing financial instruments, particularly in the Infrastructure and Commercial Real Estate segments, with a view to maximizing the value of the liquidation measure related to the financial instrument (including by reducing risk).

•

Cost-effective servicing and management of the risk assets: The unwinding of the risk assets is carried out in part by FMS-WM itself and in part by FMS-WM Service as portfolio servicer. FMS-WM remains solely responsible for the unwinding aimed at maximizing value and the cost-effective servicing and management of the portfolio.

•

Cost-effective funding and separate market access for FMS-WM: FMS-WM seeks to ensure cost-effective funding for the purpose of carrying out its mandate. Given its backing by the full faith and credit of the Federal Republic, FMS-WM is able to realize funding cost advantages that are not available to the HRE Group.

In order to achieve its mandate of unwinding the portfolio of risk positions and non-strategic assets/businesses assumed from the HRE Group, FMS-WM may engage in all kinds of banking and financial services transactions and all other transactions that directly or indirectly serve its purposes. FMS-WM is, however, neither a financial institution nor a financial services institution within the meaning of the KWG, nor a financial service provider within the meaning of the WpHG, nor an insurance company within the meaning of the VAG. FMS-WM is also prohibited from engaging in transactions that would require a license under the EU Banking Directive (2006/48/EC) or the EU Directive on markets for financial instruments (2004/39/EC).

The Portfolio

FMS-WM assumed a portfolio of risk positions and non-strategic assets/businesses in an original amount of EUR 175.7 billion (nominal volume) from the HRE Group on October 1, 2010. As of December 31, 2015, FMS-WM had liquidated approximately EUR 81.0 billion (December 31, 2014: EUR 69.4 billion) of its initial portfolio of EUR 175.7 billion. As of the same date, FMS-WM’s portfolio encompassed 2,648 individual exposures at default (“EaD” or an “exposure”) (December 31, 2014: 3,226) with 1,329 different counterparties (December 31, 2014: 1,598) and a significant amount of derivatives. The individual exposures are located in 58 countries and denominated in 15 currencies. Geographically, the greatest concentrations are in Italy, the United Kingdom, the United States, Germany and Spain. Less than half (45%) of the exposures in the portfolio are denominated in euro, more than a quarter (29%) in U.S. dollars and approximately 20% in British pounds sterling (“pounds sterling” or “GBP”). The portfolio is highly complex and diverse and consists of a particularly high proportion of illiquid exposures with extremely long maturities. To the extent that a legal transfer of risk assets could not be effected as of October 1, 2010 (for example, due to outstanding consent requirements), economic ownership of such risk positions was transferred synthetically to FMS-WM (for example, through subparticipations or guarantees). FMS-WM is currently working on the physical and legal transfer of these risk positions that to date have only been transferred synthetically from the HRE Group to FMS-WM, and exposures relating to synthetically transferred receivables and derivatives still awaiting novation were significantly reduced in fiscal year 2015.

For purposes of risk management and the wind-up reports that FMS-WM submits to FMSA on a monthly basis in accordance with the winding-up plan, FMS-WM has classified the portfolio into four segments: Public Sector, Structured Products, Infrastructure and Commercial Real Estate. The segments in turn were broken down into 30 wind-up clusters as of December 31, 2015. The assets of all four segments include syndicated loans.

On December 19, 2014, FMS-WM acquired all shares in Depfa for a purchase price of EUR 320 million (excluding incidental acquisition expenses). In doing so, FMS-WM implemented the decision of May 13, 2014 by the Federal Government’s inter-ministerial steering committee, which, after considering all options, decided to unwind Depfa and its subsidiaries (“Depfa Group”) via FMS-WM. The Depfa Group is managed as an independent equity investment. FMS-WM appoints two members of the Executive Board and a unit head as non-executive members to Depfa’s board of directors. The Depfa Group’s portfolio consists mostly of positions with investment grade issuer ratings. In fiscal year 2015, FMS-WM was forced to write down the book value of its equity investment in the Depfa Group by EUR 83 million due to persistently low interest rates and higher expenses related to increased regulatory compliance obligations. As of December 31, 2015, Depfa’s consolidated financial statements recognized total assets of EUR 36.7 billion.

On January 19, 2016, FMS-WM announced its intention to buy back certain securities of the Depfa Group denominated in euros, Swiss francs, U.S. dollars and Canadian dollars with a total issue volume of around EUR 3.3 billion. In the context of this public tender offer, FMS-WM purchased EUR 2.6 billion securities, or approximately 79% of the outstanding nominal amount. In addition to this public tender offer, FMS-WM also regularly acquires other bonds and registered securities issued by the Depfa Group on the capital market, when and to the extent market conditions allow. As of April 30, 2016, FMS-WM had purchased securities of the Depfa Group with an aggregate nominal value of EUR 5.6 billion.

Outsourced Portfolio Administration

Until September 30, 2013, the HRE Group served as an outside administrator of the portfolio transferred to FMS-WM. The work outsourced to the HRE Group pursuant to a cooperation agreement between FMS-WM and Deutsche Pfandbriefbank AG (“PBB”), the core financial institution of the HRE Group, included many of the administrative activities in connection with the portfolio assumed and, as of December 31, 2012, approximately 500 employees of the HRE Group were working for FMS-WM in connection with portfolio servicing at a cost of approximately EUR 21 million per month.

As the transfer of risk positions and non-strategic assets/businesses from the HRE Group to FMS-WM could be viewed as state aid, the transfer had to be approved by the European Commission. In this context, the Federal Republic committed to ensure that, after September 30, 2013, the HRE Group would provide neither asset management services nor refinancing services for FMS-WM and that, from an organizational point of view, those services can be assumed by third parties. Pursuant to this commitment, the cooperation agreement with PBB has been terminated with effect as of September 30, 2013.

Since October 1, 2013, FMS-WM Service, a service entity established by FMS-WM in April 2012, has been tasked with the full set of portfolio management services and operations services including collateral management, settlement functions and credit operations, while FMS-WM retains final decision-making powers and ultimate responsibility for the risk assets under management. The master agreement governing the outsourcing of business processes and services also grants FMS-WM extensive rights to obtain information and perform inspections, enabling it to monitor and control the servicing of the risk assets by FMS-WM Service. Further, IBM Deutschland GmbH, has assumed the provision of comprehensive information technology services as of October 1, 2013, and additional third-party service providers perform regulatory reporting and financial administration functions.

FMS-WM’s Segments

As described above, FMS-WM’s portfolio is grouped into four segments: Public Sector, Structured Products, Infrastructure and Commercial Real Estate.

Public Sector

As of December 31, 2015, the Public Sector segment held assets with an aggregate nominal value of EUR 47.6 billion, accounting for 50.2% of FMS-WM’s overall portfolio (December 31, 2014: EUR 54.5 billion). As of the same date, the portfolio in this segment encompassed 907 exposures (December 31, 2014: 1,042) with 393 counterparties (December 31, 2014: 435).

The borrowers and issuers of the securities held by the Public Sector segment are state and regional governments, municipalities, public law entities and semi-public companies. European Union member states account for the majority of the portfolio, with Italy representing 46% of the portfolio’s aggregate nominal value as of December 31, 2015. As of this date, approximately 79% of the segment was made up of bonds, with loans accounting for the remaining 21%.

FMS-WM is working to improve its position in the medium and long term. To that end, FMS-WM negotiates directly with the issuers of the bonds or the counterparties of hedging transactions with the aim of unwinding, simplifying or untangling complex coupon or derivatives structures.

The ratings breakdown of the Public Sector segment’s portfolio has remained stable relative to the volume unwound in fiscal year 2015, as presented in the following table, which is based on FMS-WM’s internal ratings categories (for information on the corresponding Standard & Poor’s ratings categories, see footnotes to the table).

BREAKDOWN OF PUBLIC SECTOR PORTFOLIO BY RATINGS CATEGORY

	December 31, 2014	December 31, 2015
	(unaudited)
	(€ in billions)
IR 1 – 7(1)	20.8	17.7
IR 8 – 10(2)	27.4	25.2
IR 11 – 13(3)	4.0	3.4
IR 14 – 22(4)	0.4	0.0
IR 23 – 27(5)	—	—
IR 28 – 30(6)	1.9	1.2

Total	54.5	47.6

(1)	Corresponds to S&P’s ratings categories AAA to A-.
(2)	Corresponds to S&P’s ratings categories BBB+ to BBB-.
(3)	Corresponds to S&P’s ratings categories BB+ to BB-.
(4)	Corresponds to S&P’s ratings categories B+ to B-.
(5)	Corresponds to S&P’s ratings categories CCC+ to CCC-.
(6)	Corresponds to S&P’s ratings category D.

In a ruling in March 2015, the Austrian Financial Market Authority (“FMA”), in its capacity as the wind-up institution of the Republic of Austria, ordered a payment moratorium with immediate effect for HETA ASSET RESOLUTION AG (“HETA”) and for all creditors of the eligible liabilities of HETA listed in the decision. For the affected debt securities, due dates for repayment and interest payments were postponed until the end of May 31, 2016, if payments would otherwise be due earlier. On April 10, 2016, the FMA ruled that payments will be further postponed until the end of 2023 and that senior creditors’ claims are cut down to 46.02%, while sub-creditors are subject to a 100% haircut (the “2016 Bail-In Decree”). FMS-WM holds debt securities guaranteed by the Austrian state of Carinthia, which securities were affected by the 2015 moratorium and the 2016 Bail-In Decree, with a nominal value of EUR 295 million. In March 2015, FMS-WM took legal action against the suspension of payments with the Frankfurt Regional Court, which is still pending. FMS-WM has also has joined a group of bondholders who are collectively taking legal action against the weakening or suspension of guarantees given and are demanding repayment of the debt securities at full value. In response to the 2016 Bail-In Decree, FMS-WM filed a payment claim under the guarantee by the Austrian state of Carinthia in the Klagenfurt (Carinthia) Regional Court in April 2016. Some creditors, not including FMS-WM, entered into a legally non-binding memorandum of understanding on May 18, 2016, to prepare a buy-back program to be published later in 2016. As of December 31, 2015, FMS-WM had a risk provision it deemed appropriate for its exposure.

Structured Products

As of December 31, 2015, the Structured Products segment comprised assets with an aggregate nominal value of EUR 28.1 billion, accounting for 29.7% of FMS-WM’s overall portfolio (December 31, 2014: EUR 29.2 billion). As of the same date, the portfolio in this segment encompassed 540 exposures (December 31, 2014: 662) with 319 counterparties (December 31, 2014: 390).

The Structured Products segment includes practically all types of structured credit instruments from asset-backed securities (“ABS”), commercial and residential mortgage-backed securities or collateralized debt obligations to exotic interest, inflation and credit derivatives. Many of the underlying assets of these structured products originated in the United States.

The following chart reflects the proportion of the various asset classes in the Structured Products segment.

Forced sales of the exposures may be possible only at substantial discounts, due to, among other reasons, changed market conditions, sharp cuts in external ratings and the poor quality of the assets that serve as collateral for these securities. A hold strategy often is the best option for preventing losses on sales because most structured products are highly illiquid securities, i.e., they are rarely traded in the market. The objective of the portfolio managers is to improve or, where possible, unwind complex structures that are disadvantageous from FMS-WM’s perspective.

Infrastructure

As of December 31, 2015, the Infrastructure segment comprised assets with an aggregate nominal value of EUR 13.8 billion, accounting for 14.6% of FMS-WM’s overall portfolio (December 31, 2014: EUR 14.0 billion). As of the same date, the portfolio in this segment encompassed 361 exposures (December 31, 2014: 392) with 180 counterparties (December 31, 2014: 191).

The exposures in the Infrastructure segment’s portfolio are spread across all five continents, with a focus on the United Kingdom, which makes up 59% of the portfolio’s aggregate nominal value as of December 31, 2015. These exposures encompass corporate loans and securities, project financing, acquisition funding and asset-based loans. The financed properties include regulated utilities (37%), social infrastructure (20%), toll roads (14%), non-road transportation infrastructure (9%), airports and ports (7%), power/energy infrastructure (6%), telecommunications and other infrastructure (3%), environmental water/waste infrastructure (3%) and asset finance (1%).

Most of the loans in this segment have very long maturities and were closed at margins that are substantially below current market levels because many borrowers were either government or government-sponsored entities or are structures to which the public sector is a party in some other way, for instance as the entity that procures products and services. Furthermore, it is difficult to sell or prematurely repay individual exposures or entire sub-portfolios because the assumptions that were made at the time of entering into the exposures in many of these projects with respect to the degree of utilization or occupancy have in the meantime turned out to be too optimistic.

In view of the complexity of the portfolio held by this segment, the segment’s activities focus on restructuring individual transactions to improve the chances of effecting a subsequent redemption, (partial) settlement by a third party or subsequent sale.

Commercial Real Estate

As of December 31, 2015, the Commercial Real Estate segment comprised assets with an aggregate nominal value of EUR 5.2 billion, accounting for 5.5% of FMS-WM’s overall portfolio (December 31, 2014: EUR 8.6 billion). As of the same date, the portfolio in this segment encompassed 840 exposures (December 31, 2014: 1,130) with 438 counterparties (December 31, 2014: 584).

The exposures in the Commercial Real Estate segment’s portfolio are concentrated primarily in Germany and the United Kingdom, which make up 39% and 21%, respectively, of the portfolio’s aggregate nominal value as of December 31, 2015. Loans secured by mortgages on commercial real estate account for the majority of the global portfolio managed by the Commercial Real Estate segment. The properties financed include office properties (35%), shopping centers (retail) (18%), mixed use (10%), hotels (7%), residential properties (4%), industrial/logistics (1%) and others (25%).

FMS-WM’s Commercial Real Estate segment is managed by FMS-WM’s Commercial Real Estate unit. The standard wind-up strategies of the segment are to “hold,” “restructure” and “sell.” The restructuring strategy approach is pursued when it becomes evident that a borrower cannot repay the loan upon maturity. The objective here is to stabilize the exposure and thus improve the outlook for later repayment or sale of the loan or collateral.

In some cases, FMS-WM carries out foreclosures to enforce claims. In very rare cases, rescue acquisitions are made in which FMS-WM takes over a financed property with the aim of selling it again as quickly as possible after further restructuring. The principle of maximizing value remains of the utmost importance in this case as well.

A major part of the unwinding of the Commercial Real Estate segment’s portfolio is expected to be completed by 2020.

Unwinding the Portfolio

The portfolio assumed by FMS-WM is managed and liquidated in accordance with its winding-up plan, which describes the wind-up measures FMS-WM intends to take and includes a timeline for liquidation measures relating to the risk positions and non-strategic assets/businesses. The winding-up plan is proposed by FMS-WM’s Executive Board and adopted by the Supervisory Board. In accordance with its charter, FMS-WM submits monthly reports to FMSA, which include information on the process of recovery and liquidation under the winding-up plan. In its supervisory capacity, FMSA has the right to request changes to the winding-up plan and approves and supervises FMS-WM’s implementation of the winding-up plan as well as any deviations from, or amendments to, the winding-up plan. FMS-WM monitors prevailing market conditions on an ongoing basis to determine whether the winding-up plan needs to be adapted.

The winding-up plan has been designed with a view to ensuring that FMS-WM at all times has sufficient liquidity to cover its three-month liquidity requirements under stress scenario assumptions over the entire wind-up period, independently of SoFFin’s duty to provide liquidity to FMS-WM and to offset losses incurred by it. It also provides that, in principle, FMS-WM may not engage in new business with the exception of refinancing and hedging transactions and selected new business that reduces portfolio risks in a cost efficient manner (e.g., prolongations as well as selective restructuring measures).

The process of selling individual assets follows detailed, fixed instructions. For instance, a sale has to be based on offers from several bidders and deviations from this process are only permitted under special circumstances. The sales process aims to ensure verification and documentation that bids reflect market prices.

In addition to actively reducing the portfolio volume, an important goal for the successful management of the portfolio is the improvement of the quality of the portfolio’s structure, which FMS-WM strives to achieve by restructuring loan exposures, securities holdings and derivative positions. In this way, FMS-WM substantially improved the medium to long-term prospects for the realization of numerous exposures in fiscal year 2015, for example through intensive negotiations with borrowers, consortium members and issuers. Such successfully implemented restructuring measures have the effect of reducing the portfolio’s complexity and risk.

Since taking over the portfolio from the HRE Group, the portfolio’s aggregate nominal value has been reduced from EUR 175.7 billion as of October 1, 2010 to EUR 94.7 billion as of December 31, 2015 (December 31, 2014: EUR 106.3 billion). This corresponds to a cumulative reduction of EUR 81.0 billion, or 46.1%, since October 1, 2010. Of the reduction in the portfolio by EUR 11.6 billion in fiscal year 2015 (2014: EUR 12.8 billion), active sales accounted for EUR 4.3 billion (2014: EUR 5.9 billion) and contractual redemptions and amortizations accounted for the remainder of EUR 7.3 billion (2014: EUR 6.9 billion). The portfolio reduction (before currency effects) in fiscal year 2015 of EUR 15.5 billion (2014: EUR 18.1 billion) was negatively impacted by currency effects of EUR 3.9 billion (2014: EUR 5.3 billion).

The following table shows the reconciliation of the nominal value of the portfolio excluding derivatives from the transfer date (October 1, 2010) to total assets as of December 31, 2014 and 2015 (translated at exchange rates as of December 31, 2014 and 2015, respectively):

	As of December 31,
	2014	2015
	(unaudited)
	(€ in billions)
Wind-up portfolio commitment as of October 1, 2010	175.7	175.7
– Cumulative portfolio wind-up	-73.5	-88.7
+ Currency effects	+4.1	+7.7

Wind-up portfolio commitment	106.3	94.7
– Undrawn credit lines and guarantees	-0.6	-0.7
+ Portfolio of own issues(1)	+29.2	+27.0
+ Other receivables including portions thereof(2)	+48.7	+50.2

Total assets	183.6	171.2

(1)	Nominal value before accrued interest.
(2)	Mainly contains the cash collateral for derivatives, amortized cost of derivatives taken over, receivables from liquidity facilities used, current credit balances, accrued interest and loss compensation claims against SoFFin.

Based on nominal values broken down by segment, the portfolio was reduced as follows from October 1, 2010 to December 31, 2015 (translated at exchange rates as of December 31, 2015):

	October 1, 2010	Portfolio wind-up	Currency effects	December 31, 2015
	(unaudited)
	(€ in billions)
Public Sector	86.6	-40.6	+1.6	47.6
Structured Products	43.9	-20.4	+4.6	28.1
Infrastructure	18.0	-5.4	+1.2	13.8
Commercial Real Estate	27.2	-22.3	+0.3	5.2

Total	175.7	–88.7	+7.7	94.7

The following table shows the remaining maturities of the assets broken down by segments as of December 31, 2015:

	Until 2017	2018–2020	2021–2030	2031–2040	After 2040	Total
	(unaudited)
	(€ in billions)
Public Sector	4.6	4.2	11.0	19.7	8.0	47.6
Structured Products	1.4	2.3	7.3	9.9	7.2	28.1
Infrastructure	0.2	1.3	2.4	2.9	6.9	13.8
Commercial Real Estate	3.7	1.0	0.5	0.0	0.0	5.2

Total	9.9	8.8	21.2	32.6	22.2	94.7

Exposure to Troubled Sovereigns and Concentration Risks

The portfolio of FMS-WM contains several significant concentration risks, including those in sovereign debt exposures. As the example of Greece showed in 2011, such concentration risks, which are vulnerable to macroeconomic or systemic risks, can cause significant losses in FMS-WM’s portfolio. In addition to Greece, there are major concentrations in the portfolio related to Portugal, Ireland, Italy, and Spain (together with Greece, the “peripheral euro area countries”), particularly in the Public Sector segment. As of December 31, 2015, Italy comprised an important part of FMS-WM’s EaD, accounting for EUR 29.3 billion, representing approximately 26.3% of FMS-WM’s total EaD (December 31, 2014: EUR 30.6 billion). For more information on the breakdown of FMS-WM’s credit portfolio by countries and regions, see “—Risk Report—Credit Risk—Risk Position—Breakdown of Credit Portfolio by Countries and Regions.”

The following table shows a breakdown of FMS-WM’s EaD by sector for bonds and loans concerning the peripheral euro area countries, including information on related microhedges, as of December 31, 2015.

	Exposure at Default – Bonds & Loans per Sector					Microhedges(2)
Country(1)	Gross sovereign	Other public borrowers	Financial institutions	Non-financial corporations	Total EaD per country	Additional (negative) MtM of Microhedges
	(unaudited)
	(€ in billions)
Italy	24.2	2.4	0.2	2.4	29.3	7.1
Spain	1.1	2.6	0.6	1.0	5.3	0.5
Portugal	0.9	0.1	0.1	0.5	1.7	0.2
Greece	0.7	0.0	0.0	0.0	0.7	0.3
Ireland	0.0	0.2	0.0	0.2	0.4	0.0

Total	27.0	5.3	0.9	4.2	37.4	8.1

(1)	The allocation is based on the country of the economic risk (e.g., location of the collateral), which may be different from the legal domicile of the debtor/issuer in individual cases.
(2)	The EaD definition applied by FMS-WM already accounts for negative mark-to-market (“MtM”) values of microhedges as of the date of the asset transfer from the HRE Group in October 2010. In order to avoid redundancies, only the current negative mark-to-market values of microhedge instruments to the extent that they exceed their October 2010 values are included in this table.

Treasury

FMS-WM engages in funding activities, including the issuing of debt securities and/or obtaining financing from financial institutions, in order to refinance funding instruments associated with the assumed portfolio as they expire. FMS-WM will have to engage in refinancing activities until its portfolio has been liquidated. FMS-WM monitors its financing needs and liquidity requirements by means of a liquidity management system similar to the ones used by financial institutions. FMS-WM seeks to ensure that it has sufficient liquidity to cover its three-month liquidity requirements under stress scenario assumptions at all times.

Treasury’s core tasks are funding and liquidity management as well as the management of interest rate and foreign exchange risks. In addition, FMS-WM’s treasury group is responsible for improving FMS-WM’s funding structure on an ongoing basis with the aim of generating positive contributions to FMS-WM’s earnings.

Funding management’s main task is to raise long-term funds in the international capital markets. Maturities typically range from one to ten years, with the majority of bonds having a tenor of three to five years. In fiscal year 2015, FMS-WM further optimized its funding base, as it successfully raised EUR 12.3 billion via the capital markets (2014: EUR 11.6 billion). In this context, the share of funding with an initial maturity of more than one year was further increased as planned and, as of December 31, 2015, accounted for approximately 50% of the aggregate funding volume (December 31, 2014: 47%). As of December 31, 2015, FMS-WM reported a total outstanding capital market issues of approximately EUR 62 billion with an average remaining maturity of around three years.

FMS-WM’s bonds are being offered in a broad range of formats, including benchmark format, non-benchmark public format and private placements as well as different currencies, primarily the euro, pound sterling and U.S. dollar, in order to fund the wind-up portfolio at matching currencies. In fiscal year 2015, FMS-WM focused in particular on obtaining U.S. dollar funding on the U.S. capital market through its issuance program in global format established in the United States, and it successfully raised a total of USD 3.0 billion through two U.S. dollar benchmark issues with maturities of between three to five years.

As part of its short-term liquidity management, FMS-WM utilizes instruments with maturities of up to one year. In fiscal year 2015, FMS-WM’s issuing activity under its existing money market programs, namely the European Commercial Paper/Certificates of Deposit Program (“ECP/CD Program”) and the U.S. Asset-Backed Commercial Paper Program (“US ABCP Program”), further contributed to a stable and sustainable funding structure for FMS-WM. As of December 31, 2015, the ECP/CD Program had a volume of EUR 28.8 billion (December 31, 2014: EUR 36.3 billion), and the US ABCP Program had a volume of EUR 10.3 billion (December 31, 2014: EUR 12.2 billion).

Interest rate and foreign exchange risks are managed in a centralized fashion on an income-oriented basis guided by a risk aversion policy within the limit system. The aim is to minimize the fluctuations in the fair value and profit/loss due to market risks. To this end, treasury enters into hedging transactions for individual exposures (micro hedges) or at the portfolio level (macro hedges).

CAPITALIZATION AND INDEBTEDNESS

The following table sets forth FMS-WM’s actual capitalization and indebtedness as of December 31, 2015.

As of December 31, 2015
audited
(in € millions)
Debt
Short-term debt	9,203
Bonds and notes	116,306
Loans and advances to bank and loans and advances to customers (not payable on demand)	28,070
Other borrowings and other liabilities	16,801
Equity
Total equity	728

Total capitalization	171,108

ECONOMIC CONDITIONS AND MARKET DEVELOPMENTS

The following sections contain an overview of economic conditions and market developments, which affected the value of FMS-WM’s portfolio and its business in general in 2015.

Macroeconomic Developments

Global growth slowed in the first half of 2015 and the global economy has recorded only modest growth since the summer of 2015. A number of major emerging market countries continued to lose momentum compared to 2014, and growth in the developed economies was somewhat weaker. Although growth in the United States fell significantly short of expectations in the first quarter of 2015, mainly as a result of temporary factors, the U.S. economy picked up pace in subsequent quarters. While the upturn in the British economy slowed, growth in the United Kingdom continued to outperform trends in other developed economies. Despite the weakness of the global economy, the euro area managed to maintain its moderate pace of growth. The continued strong decline in oil prices was the major factor affecting the 2015 market environment.

Developments in the European and global financial markets were strongly influenced by monetary policy and major portfolio reallocations. As one example, the European Central Bank’s (the “ECB”) governing council decided to significantly expand its asset purchase program in January 2015. As a result of this resolution, yields on government bonds fell to new record lows and the yield on ten-year German government bonds stood at just 0.05% before the global bond markets changed direction in mid-April 2015. This change in direction was thought to be triggered by the bottoming out of the inflation rate, an improving growth outlook and the historically very low yields, which were not considered sustainable. In the spring of 2015, increasing uncertainty about further developments in Greece had a temporarily negative effect on bonds from the peripheral euro area countries, briefly giving rise to significant increases in spreads over German government bonds. Later in 2015, secondary market spreads benefited from the ECB’s purchase program and narrowed again.

The economic recovery in the euro area continued in 2015 at a slightly slower pace to achieve growth of 1.5% according to estimates by the International Monetary Fund. Unemployment continued to decline, falling from 11.4% at the end of 2014 to 10.5% in November 2015. The German economy continued on its growth trajectory. The pace of growth slowed somewhat and was broadly in line with what is termed the “potential rate,” which represents the medium to long-term growth potential of the German economy; exports were slowed by the weak global economy while domestic demand was buoyant. At the beginning of 2015, growth in Italy was 0.4% above the previous quarter and at its highest level in four years, before weakening slightly as the year went on. The dynamic recovery of the Spanish economy accelerated slightly once again, with the growth achieved in the spring of 2015 of +1.0% over the previous quarter being the highest for eight years. In the euro area, inflation fell to –0.6% in January 2015 compared to January 2014, again hitting the record low set in July 2009. Inflation then rose during the year to +0.2% in December 2015 compared to the previous year, mainly as a result of oil price stabilization in the first half of 2015 and slight price rises in the components of core inflation. In January 2015, expectations of a prolonged period of historically low inflation prompted the ECB’s governing council to expand the asset purchase program and to acquire securities totaling EUR 60 billion per month. The program added bonds issued by central governments in the euro area, by agencies and by European institutions. As a result of persistent expectations of low inflation, the ECB announced the extension the bond purchase program in December 2015 until at least March 2017 and lowered the rate on the deposit facility to a new record low of –0.3%.

Economic growth in the United Kingdom slowed slightly to 2.2% in 2015 compared to 2014, based on estimates by the International Monetary Fund, although the pace of expansion remained above the potential rate. The real gross value added shrank in the construction industry, while the service industry expanded. In April 2015, inflation in the United Kingdom fell to –0.1% compared to April 2014 to reach its lowest level since calculation of this time series began in 1989, before increasing slightly during the year to reach +0.2% year-on-year in December 2015. Unemployment fell to a new cyclical low of 5.4% in September 2015, a level that had not been seen since before the financial crisis.

The U.S. economy slowed in the first quarter of 2015; as in the previous year, growth was hampered by an extremely cold and snowy winter. A strike in ports on the West Coast of the United States also had a negative impact on the global supply chain. Once the strike was over and weather had returned to normal in the spring of 2015, growth recovered and the U.S. economy returned to its path of moderate expansion. Unemployment in the United States fell from 5.6% in December 2014 to 5.0% in December 2015. In April, inflation hit a six-year low of –0.2% compared to April 2014, mainly as a result of the drop in oil prices and the stronger U.S. dollar, before rebounding to +0.5% in November. As a result of sustained growth slightly above the potential rate and the fall in unemployment, the U.S. Federal Reserve prepared for a new cycle of interest rate increases in the autumn of 2015 and increased key interest rates by 25 basis points in December 2015.

Economic momentum weakened in some major emerging market countries in 2015. Growth continued to slow in China, while gross domestic product (“GDP”) contracted significantly in Russia and Brazil. Russia was hurt by international sanctions and the drop in oil prices, while the key negative factors in Brazil were the result of structural problems and a restrictive monetary policy that the central bank applied in an attempt to curb inflation. While Japan recorded strong growth at the start of 2015, the Japanese economy weakened considerably thereafter. The year-on-year inflation rate in Japan fell from 2.4% in December 2014 to 0.3% in November 2015. Alongside the decline in oil prices, this fall was also due to basis effects associated with the value added tax (“VAT”) increase in Japan in 2014.

Commercial Real Estate

Developments in the real estate markets in which FMS-WM’s real estate collateral is located continued to present a varied picture in 2015. The positive market environment was used to successfully complete the sale of the Spanish and Portuguese portfolio. The geographic focus of FMS-WM’s remaining portfolio is now on German, British, Dutch and Italian mortgage loans.

Supported largely by the persistently low capital market interest rates, the German investment market maintained a positive mood in 2015, contrasting sharply with the sentiment in other European countries. Bank stress tests carried out by the ECB did not appear to cause any significant reduction in financing activities. In the transaction market, an increase in demand for riskier investments was particularly noticeable, with the only major obstacle to transactions being differences in price expectations. In addition to Germany, the United Kingdom again was one of the most popular real estate markets in Europe in 2015. Nearly all types of properties enjoyed great popularity among investors. Nevertheless, the performance in the United Kingdom varied significantly by region. In particular, major metropolitan areas benefited much more than smaller cities. Alongside the United Kingdom, Italy and the Netherlands, in particular, saw investor interest rise.

The real estate market in Spain has recovered. But here, too, there were significant differences between regions and property types. In 2015, investor interest in the Spanish market increased greatly, especially in urban centers. Not least due to this fact was FMS-WM able to successfully exit this important market.

Infrastructure

At approximately USD 420.3 billion (2014: USD 429.7 billion), global project finance volume (bond, loan and equity market) was about 2.0% lower in 2015 than in 2014 and at its lowest level since 2012. Loans in the project finance area nonetheless increased by 7% to USD 360.8 billion (2014: USD 337.8 billion) in 2015 to achieve a new record high. This was in contrast to bonds and equity finance volumes, which continued their downward trend in 2015.

In Europe, investment in the transportation sector rose significantly in 2015. In terms of volume, transportation was the largest sector, followed by renewable energy. The low price of oil throughout 2015 saw investments in oil and gas projects declining year-on-year by 31% to around USD 81.9 billion.

Financial Institutions and Covered Bonds

In 2015, the ECB’s low interest policy and bond purchase program had the greatest impact on the financial institutions and covered bonds markets. The prices of covered bonds benefited from these measures in the first quarter of 2015 in particular, and FMS-WM took advantage of this market opportunity to wind up positions in this segment.

Public Sector

The primary factor influencing the public sector segment in 2015, the effects of which also impacted the monetary policy of the major central banks, was the sharp fall in prices for commodities, particularly for oil. This price movement had a dampening effect on inflation around the world and impacted the global economy, especially as a result of the strength of the price decline in the second half of 2015. Although the outcome was similar to a growth program for industrialized countries, which rely heavily on oil imports, an opposite effect was seen in oil producing countries, which are dependent on the income from oil production to finance their state budgets. Countries such as Brazil, Russia and Venezuela were negatively impacted by low energy prices in 2015 and are now having to deal with significant budget deficits.

In Europe, the economic situation stabilized significantly in 2015 and a moderate upward trend can now be seen. Among the European Union’s largest countries, Spain and Poland recorded the strongest year-on-year growth in GDP of 3.5% (unadjusted) in 2015. Average GDP growth in the European Union remained constant at 1.5% in the last two quarters of 2015. Germany was slightly below the average, with growth of 1.3% in the same period. With adjusted growth of 1.0%, Italy lagged behind expectations, although growth increased continuously in the course of the year. The steps the ECB has taken have also further stabilized the bond markets. The yields of all major European countries moved in relatively narrow bandwidths year-on-year, with most remaining at the level of the previous year-end at the close of 2015. Yields on ten-year Italian and Spanish government bonds fluctuated insignificantly during the year, ending 2015 at levels similar to the end of 2014; as of December 31, 2015, Italian securities had a yield of about 1.6%, slightly below the Spanish yield level of around 1.75%. In Greece, after the first six turbulent months of 2015 and the very unsettling effects of the two elections on the markets, the situation subsequently calmed enough for institutional investors to once again show signs of interest in buying Greek government bonds.

Yields on ten-year British government bonds moved in a fairly narrow bandwidth of around 1.9% during 2015. Despite a strong economy, the very low rate of inflation allowed the Bank of England to keep interest rates down.

The Japanese economy again performed disappointingly in 2015 despite the measures initiated to date by the Japanese government and the Bank of Japan. FMS-WM completed the sale of its Japanese government bonds by winding up the last position at the beginning of 2015, and now only has small holdings in the Japanese public sector.

Structured Products

In the United States, the public sector securities market performed worse than expected in 2015. Credit quality was still viewed as stable, however, because most of the securities were in the investment-grade segment. Proof of this stability could be seen in the improvement in the ratio of upgrades to downgrades (from rating agencies such as Moody’s). The income side improved, especially at the level of U.S. states; one level below this, the data starts to diversify because a number of issuers (including New Jersey, Pennsylvania, Illinois and Chicago) have come under increased pressure. Growing, unsecured pension obligations and expenditures seemed to be a frequent cause of problems for many U.S. states, cities and districts in 2015. Puerto Rico continued its efforts to restructure its debt. Nevertheless, the probabilities of default in the U.S. public sector remained low.

Asset-backed Securities

2015 was a mixed year in the international ABS markets. The immediate response to the launch of the ECB’s ABS purchase program was a very positive mood in the European ABS markets in particular. This program, which was announced at the end of 2014 and launched in the first quarter of 2015, initially resulted in a recovery and a narrowing of risk premiums. The positive mood evaporated towards the middle of 2015, however, with the market demonstrating its disappointment with the actual purchases made by the ECB. This resulted in spreads widening to the levels experienced in 2014. New issue activity was also slow. The new issue volume of around EUR 160 billion was significantly lower than the corresponding figure of EUR 197 billion in 2014. Negative effects were also felt from the Volkswagen emissions scandal, which led to an increase in ABS risk premiums on automobile financing. The European ABS markets underperformed compared to forecasts made in 2014.

At the end of 2015, the volume of new issues in the U.S. ABS markets amounted to USD 195 billion, down 4.6% from 2014. Despite stable fundamentals, especially in the consumer sector, risk premiums widened across all product classes. Events surrounding the massive negative watch placements of the U.S. Federal Family Education Loan Program’s (FFELP) ABS student loan securities (that is, the securitization of government-guaranteed student loans) became a central point of focus. Agencies had consistently given these securities AAA (S&P: AA+) ratings and the market had often considered them a surrogate for U.S. government bonds in terms of credit quality. These securities were threatened with significant downgrades due to the repayment of the underlying loans being slower than originally expected. This slowdown was primarily the result of legislative amendments that allow students to make income-based repayment arrangements. The securitized papers have fixed maturities, however, which in many cases can no longer be maintained based on current assumptions. Actual developments in the U.S. ABS markets also lagged behind forecasts made in 2014.

The U.S. commercial mortgage-backed securities markets for bonds issued before the crisis saw steady repayments and amortization in line with forecasts made in 2014.

FINANCIAL REPORT – NET ASSETS, FINANCIAL POSITION AND RESULTS OF OPERATIONS

Net Assets

The asset transfer from HRE Group as of October 1, 2010 continued to have a major impact on the net assets of FMS-WM as of December 31, 2014 and 2015. FMS-WM took over assets, liabilities, provisions, accrued and deferred items, derivative financial instruments as well as other executory contracts from the transferring legal entities for accounting purposes as of that date.

Taking contingent liabilities and other obligations into account, FMS-WM posted a transaction volume of EUR 180,009 million as of December 31, 2015 (December 31, 2014: EUR 191,123 million). The table below provides an overview of the amount and composition of the transaction volume of FMS-WM as of December 31, 2014 and 2015 (numbers may not add up due to rounding differences):

	As of December 31,
	2014	2015
	(€ in millions)
Assets
Cash reserve	88	2,960
Loans and advances to banks	36,515	33,665
Loans and advances to customers	22,397	17,128
Debt instruments	119,750	112,777
Shares and other non-fixed-income securities	0	697
Other long-term equity investments	7	7
Shares in affiliated companies	807	744
Intangible and tangible fixed assets	2	2
Other assets	791	271
Prepaid expenses	3,272	2,857

Total assets	183,629	171,108

	As of December 31,
	2014	2015
	(€ in millions)
Equity and liabilities
Liabilities to banks	20,276	23,293
Liabilities to customers	17,575	13,980
Securitized liabilities	127,493	116,306
Other liabilities	530	499
Deferred income	16,316	15,662
Provisions	1,007	640
Equity	432	728

Total equity and liabilities	183,629	171,108
Contingent liabilities	3,641	2,240
Other obligations	3,853	6,661

Transaction volume	191,123	180,009

The decrease in total assets compared to December 31, 2014 is primarily due to the unwinding of the portfolio in an amount of EUR 15.5 billion. In contrast, currency effects (EUR 4.9 billion, of which EUR 3.9 billion relates to the wind-up portfolio commitment) partly offset this decline.

Lending Business

The transferred risk positions that arise from the underlying lending business encompass receivables, disbursement obligations under irrevocable loan commitments and guarantees. Some of the contingent liabilities stem from guarantees granted by FMS-WM for certain assets that are being held by HRE Group companies and could not be transferred to FMS-WM.

The lending business had a volume of EUR 59,694 million as of December 31, 2015, compared to EUR 66,406 million as of December 31, 2014, and was broken down into the following balance sheet and off-balance-sheet items:

	As of December 31,
	2014	2015
	(unaudited)
	(in € millions)
Loans and advances to banks	36,515	33,665
Loans and advances to customers	22,397	17,128
Contingent liabilities	3,641	2,240
Other obligations	3,853	6,661

Lending business	66,406	59,694

The decrease in the lending business was significantly influenced by a decrease in loans and advances to banks, which was mainly due to a EUR 3.0 billion decrease in repo transactions. An increase in cash collateral by EUR 1.8 billion compared to the end of 2014 had an offsetting effect.

In addition, loans and advances to customers declined in fiscal year 2015, mainly as a result of the portfolio wind-up. Compared with the end of 2014, there were countervailing currency effects in an amount of EUR 0.4 billion.

The increase in other obligations compared to December 31, 2014 was mainly attributable to the granting of liquidity facilities in an aggregate amount of EUR 4.7 billion to Depfa, which had not been fully made use of as of December 31, 2015. A liquidity facility granted to PBB was reduced by EUR 0.6 billion.

Securities Holdings

Holdings of securities in an amount of EUR 112,777 million were recognized as debt instruments as of December 31, 2015, compared to an amount of EUR 119,750 million as of December 31, 2014. As of December 31, 2015, the amount of securities holdings included debt securities issued by FMS-WM of EUR 27,033 million that were repurchased (including accrued interest), compared to EUR 29,220 million as of December 31, 2014. This amount was allocated to the liquidity reserve and partly pledged as collateral. The additional holdings solely concern marketable bonds and other fixed-income securities, which are classified as holdings of financial investments. The holdings of securities are hedged against interest rate and foreign exchange risks by means of derivatives.

In fiscal year 2015, the nominal amount of debt instruments in the portfolio increased by approximately EUR 3.4 billion (2014: EUR 4.6 billion) as a result currency effects, which partially offset the unwinding of the portfolio.

Shares and Other Non-Fixed-Income Securities

Effective May 26, 2015, FMS-WM acquired the hybrid bonds of the Depfa Group with a nominal value of EUR 1,125 million at a price of EUR 675 million (excluding incidental acquisition expenses). Taking incidental acquisition expenses into account, the book value of these bonds as of December 31, 2015 was EUR 697 million (December 31, 2014: EUR nil).

Shares in Affiliated Companies and Other Long-Term Equity Investments

As of December 31, 2015, a book value of EUR 751 million was recognized for shares in affiliated companies and other long-term equity investments (December 31, 2014: EUR 814 million). The decrease compared to fiscal year 2014 was due to capital reductions and write-downs at affiliated companies in an amount of EUR 103 million, which was partially offset by currency translation effects increasing the nominal value of the portfolio by EUR 39 million.

Liabilities

Issuing bonds and engaging in repos in accordance with FMS-WM’s funding strategy had a significant impact on the following balance sheet items: (i) liabilities to banks, (ii) liabilities to customers and (iii) securitized liabilities.

FMS-WM recognized liabilities to banks of EUR 23,293 million as of December 31, 2015 (December 31, 2014: EUR 20,276 million). As of December 31, 2015, this item primarily comprised repo transactions in a nominal amount of EUR 11,957 million (December 31, 2014: EUR 16,033 million). The increase in liabilities to banks as of December 31, 2015, which occurred despite the decline in repo transactions, resulted from a deposit in an amount of EUR 8.8 billion by a banking group.

Liabilities to customers totaled EUR 13,980 million (December 31, 2014: EUR 17,575 million) and as of December 31, 2015 mainly included repo transactions in a nominal amount of EUR 10,330 million (December 31, 2014: EUR 12,158 million).

In addition, FMS-WM recognized securitized liabilities of EUR 116,306 million as of December 31, 2015 (December 31, 2014: EUR 127,493 million). Of this item, the holdings of debt securities issued by FMS-WM, including pro rata interest, as of December 31, 2015 amounted to EUR 87,551 million (December 31, 2014: EUR 91,242 million). As of December 31, 2015, this item also included EUR 28,755 million (December 31, 2014: EUR 36,251 million) in commercial paper from the ECP/CD Program launched in fiscal year 2011.

Prepaid Expenses and Deferred Income

Prepaid expenses in the total amount of EUR 2,857 million as of December 31, 2015 (December 31, 2014: EUR 3,272 million) included EUR 1,470 million (December 31, 2014: EUR 1,739 million) of derivatives costs that have not yet been amortized, as well as EUR 1,301 million (December 31, 2014: EUR 1,433 million) in accruals from the lending business attributable to payments made by FMS-WM in 2010 for the hedge adjustments of the hedged items (receivables) taken over from the HRE Group companies. Prepaid expenses included currency translation effects which increased the nominal value of the portfolio by EUR 0.1 billion as of December 31, 2015 compared to December 31, 2014. This increase partially compensated for decreases resulting from amortization.

Deferred income of EUR 15,662 million as of December 31, 2015 (December 31, 2014: EUR 16,316 million) included EUR 15,511 million (December 31, 2014: EUR 16,154 million) of payments not yet amortized, received in connection with the derivatives (which were mainly taken over as of October 1, 2010) from the transferring HRE Group companies. The book values of these financial instruments at the transfer date resulted, in particular, from the negative fair values of the financial instruments used to hedge interest rate risks. Deferred income included currency translation effects which increased the nominal value of the portfolio by EUR 0.5 billion as of December 31, 2015 compared to December 31, 2014. This increase partially compensated for decreases resulting from amortization. Moreover, the portfolio increased due to effects from compensation payments received for contractual adjustments of existing credit support annexes for derivatives (EUR 0.2 billion) and effects from the termination of hedges in connection with sales of the Greece portfolio (EUR 0.1 billion).

Equity and Loss Compensation Claim

The capital base of FMS-WM is structured as follows:

HRE and PBB each made an equity contribution of EUR 1 million to FMS-WM in connection with the spin-off pursuant to Section 8a (1) and (8) of the FMStFG in conjunction with Sections 123 (2) No. 1 and 131 of the German Reorganization and Transformation Act (Umwandlungsgesetz).

As in fiscal year 2014, no loss compensation claim was recognized against SoFFin in fiscal year 2015. For a description of SoFFin’s loss compensation obligation, see “General—Relationship with the Federal Republic of Germany—Relationship with SoFFin—Loss Compensation and Liquidity Support Obligations.”

FMS-WM recognized net retained profits of EUR 296 million in fiscal year 2015 (2014: EUR 313 million).

Net retained profits from fiscal year 2014 in an amount of EUR 313 million were transferred to retained earnings by a resolution dated April 13, 2015. Retained earnings as of December 31, 2015 totaled EUR 430 million.

Financial Position

Capital Structure

The transfer of assets and liabilities from the HRE Group also included funding items. These holdings were repaid in connection with the restructuring of the funding and replaced by new FMS-WM issues.

Securitized liabilities totaling EUR 116,306 million were recognized as of December 31, 2015 in connection with debt securities issued by FMS-WM, the ECP/CD Program and accrued interest (December 31, 2014: EUR 127,493 million). As of December 31, 2015, FMS-WM had issued EUR 87,551 million of its own debt instruments including pro rata interest (December 31, 2014: EUR 91,242 million); of this amount, EUR 27,033 million (December 31, 2014: EUR 29,220 million) including pro rata interest had been bought back and reported as an asset in the balance sheet under the “debt instruments” item.

Issuing Activity and Funding

In fiscal year 2015, FMS-WM met its targets for its funding and investor relations strategy. The overriding aim is to ensure the solvency of FMS-WM at all times. This is accomplished by utilizing a broadly diversified funding structure, characterized by a wide range of products and a highly diversified, international investor base.

In the money market, the product range includes the following instruments:

•	ECP/CD Program;

•	US ABCP Program (through an issuance vehicle in the United States);

•	Repos (bilateral, tri-party and transactions with EUREX Clearing AG); and

•	Deposits from institutional investors.

Capital market funding is based on strategic benchmark issues, publicly offered issues and private placements. These three instruments primarily differ in issuance volume and marketing processes. However, FMS-WM still does not issue structured products. Besides issuances in euros, foreign currency issuances are predominantly denominated in U.S. dollars and pounds sterling.

The total 2015 issuance volume of all capital market instruments amounted to EUR 12.3 billion. The issue volume in 2015 was relatively evenly split among the three primary currencies: the euro, U.S. dollar and pound sterling. The average maturity of the capital market instruments issued in 2015 was approximately 4.6 years, placed in various issue formats each with a volume of up to EUR 1.5 billion. At least one benchmark bond was issued in each of the three primary currencies.

The capital market funding in place as of December 31, 2015 shows the following maturity structure:

	As of December 31,
	2014	2015
	(unaudited)
	(equivalent value in € millions)
Up to one year	14,746	14,404
More than one year and up to five years	39,486	40,426
More than five years	8,844	7,106

Total	63,076	61,935

FMS-WM plans to keep the proportion of long-term capital market financing in its overall funding volume stable at a minimum of 50.0% (currently: 50.0%).

Liquidity

FMS-WM had sufficient liquidity at all times in fiscal year 2015, and in the future expects to continue to have access to the money and capital markets, allowing maturing capital market funding to be substituted by new capital market issuances at any time, to the extent this funding cannot be supplied by inflows of funds from the unwinding of the portfolio.

Capital Expenditures

Effective May 26, 2015, FMS-WM acquired the hybrid bonds of the Depfa Group with a nominal value of EUR 1,125 million at a price of EUR 675 million (excluding incidental acquisition expenses).

Off-Balance-Sheet Obligations

Some of the outsourced services (including those provided by FMS-WM Service, IBM Deutschland GmbH, ikb Data GmbH and others) are subject to long-term agreements, giving rise to other financial obligations on the part of FMS-WM. These agreements have fixed and variable performance components. A contractual volume of over EUR 100 million per year is expected for fiscal years 2016 through 2018.

For information on further off-balance-sheet obligations, see “Financial Statements and Report of the Independent Auditors—Notes to the Balance Sheet—Equity and Liabilities—Contingent Liabilities.”

Results of Operations

The results of operations were mainly influenced by current income and expenses of risk positions transferred from the HRE Group and related valuation determinations. At EUR 414 million (2014: EUR 335 million), current income and expenses (net interest income, commission income and current income from other long-term equity investments, less administrative expenses and depreciation/amortization of intangible and tangible fixed assets) was positive in fiscal year 2015. At EUR 35 million (2014: EUR 32 million), the balance from the risk provisions and net income from investments items that were affected by valuation determinations and sales results was slightly positive in fiscal year 2015.

In fiscal year 2015, FMS-WM posted a positive result of EUR 413 million (2014: EUR 373 million) from ordinary activities (after deducting the balance of other operating income and expenses as well as the cost of loss absorption). After deducting the tax expense of EUR 117 million (2014: EUR 60 million), the net income for fiscal year 2015 was EUR 296 million (2014: EUR 313 million).

The table below provides an overview of the structure of the result from ordinary activities based on the items of the income statement:

INCOME STATEMENT

	January 1 – December 31, 2014	January 1 – December 31, 2015
	(audited) (€ in millions)
Net interest income	526	540
Current income from other long-term equity investments	0	21
Income from profit transfer	7	3
Net commission income	56	64
Other operating income (loss), net	–1	–39
General and administrative expenses	–245	–210
Depreciation and amortization	–2	–1
Risk provisions for the lending business	109	–560
Net income (loss) from investments in the securities business	–77	595
Results from ordinary activities	373	413
Taxes (including other taxes)	–60	–117
Net income for the fiscal year	313	296
Retained profits (accumulated losses) brought forward	0	0

Net retained profits	313	296

Net Interest Income

Net interest income in fiscal year 2015 amounted to EUR 540 million (2014: EUR 526 million). The increase was mainly due to one-off effects in an amount of EUR 63 million in connection with compensation payments received for contractual adjustments of existing credit support annexes in derivatives.

As expected, excluding the aforementioned one-off effects, a slight year-on-year decline in net interest income from current operations was recorded in fiscal year 2015, which was mainly attributable to the reduction in the portfolio volume resulting from the portfolio wind-up.

Current Income from Other Long-Term Equity Investments

In fiscal year 2015, FMS-WM recorded income of EUR 21 million from the long-term equity investments Airen Sostenible S.L., Barakaldo, and Awareness Capital S.L., Barakaldo.

Net Commission Income

Net commission income in fiscal year 2015 in an amount of EUR 64 million (2014: EUR 56 million) primarily comprised commission income from the lending and derivatives business. Commission expenses mainly included premium payments for loan hedging derivatives.

The increase in net commission income compared to fiscal year 2014 was due to an increase in commission income from the derivatives business by EUR 38 million from EUR 36 million in 2014 to EUR 74 million in 2015. This increase was mainly the result of one-off effects related to changes in volumes of credit default swaps and the associated impairment of deferred items.

This increase in income from derivatives was offset by a decline in commission income from the lending business by EUR 27 million from EUR 45 million in 2014 to EUR 18 million in 2015, which was mainly the result of certain guarantee fees in the Italy portfolio being reclassified as interest income and the result of the loss in commission income from credit default swaps with Hypo Real Estate Capital Corporation, New York after the sale of the U.S. Commercial Real Estate portfolio in 2014.

Other Operating Income (Loss), Net

Other operating income and expenses of EUR –39 million in fiscal year 2015 (2014: EUR –1 million) mainly resulted from currency translation.

General and Administrative Expenses

In fiscal year 2015, general and administrative expenses decreased by EUR 35 million, or 14.3%, to EUR 210 million (2014: EUR 245 million). Administrative expenses in fiscal year 2015 primarily comprised expenses incurred in the context of service outsourcing (servicing of the portfolio assets, administrative and back office activities, information technology (“IT”) services and accounting services).

Including all active service providers, expenses for servicing the portfolio totaled EUR 154 million in fiscal year 2015 (2014: EUR 155 million).

Servicing costs declined slightly in fiscal year 2015, although the number of services charged increased slightly compared to 2014. For example, software licenses, inter alia, were transferred to FMS-WM Service and the related expenses in an amount of EUR 8 million (amortization of capitalized software licenses and ongoing license fees) were thus included in the expenses for servicing the portfolio for the first time in 2015. Depreciation and amortization decreased accordingly in relation to the aforementioned transfer of software licenses.

Other administrative expenses in fiscal year 2015 decreased by EUR 33 million to EUR 31 million (2014: EUR 64 million), mainly due to a decline in legal and consulting costs.

Personnel expenses for the staff of FMS-WM amounted to EUR 25 million in fiscal year 2015 (2014: EUR 26 million).

Risk Provisions and Net Income from Securities

The result from risk provisions (write-downs of and valuation allowances on receivables and certain securities, additions to loan loss provisions / income from reversals of write-downs of receivables and certain securities and from the reversal of loan loss provisions) and from investments (write-downs of and valuation allowances on shares in affiliated companies, other long-term equity investments and securities classified as fixed assets / income from reversals of write-downs of other equity investments, shares in affiliated companies and securities classified as fixed assets) in fiscal year 2015 amounted to EUR 35 million (2014: EUR 32 million), which is more or less unchanged from the previous year.

Overall Appraisal

On the whole, business developed positively for FMS-WM in fiscal year 2015. The favorable conditions in many market segments were used to speed up the unwinding of the transferred portfolio. Adjusted for currency effects and based on exchange rates as of October 1, 2010, the commitment of the wind-up portfolio was reduced to EUR 87.0 billion, corresponding to an unwinding of EUR 15.2 billion, or 14.9%, compared to December 31, 2014 and EUR 88.7 billion, or 50.5%, compared to October 1, 2010. The unwinding in fiscal year 2015 thus exceeded the anticipated total wind-up of approximately EUR 11 billion that had been previously projected for fiscal year 2015.

Results of operations therefore also exceeded previous projections for fiscal year 2015, which expected FMS-WM to break even. The positive development in net income was mainly due to contributions to earnings from interest and commission income, which exceeded the winding-up plan due mainly to one-off effects. FMS-WM also generated current income from other long-term equity investments for the first time. As a result, current income from the portfolio significantly exceeded expenses from current operations by EUR 414 million (2014: EUR 335 million). In addition, there was a positive balance from risk provisions and net income from investments, the items determined by valuation measures, in an amount of EUR 35 million (2014: EUR 32 million). FMS-WM recognized net income of EUR 296 million for fiscal year 2015 (2014: EUR 313 million).

FMS-WM had sufficient liquidity at all times in fiscal year 2015. As regards issuance activities at FMS-WM, the total issuance volume of all capital market instruments amounted to EUR 12.3 billion in fiscal year 2015, thus exceeding the issuance volume of EUR 8 billion to EUR 10 billion forecast that had been previously projected for fiscal year 2015. This was mainly due to favorable market conditions in the first six months of the year, which were used to issue capital market instruments. Apart from money market funding, FMS-WM also took out additional capital market funding in order to meet higher liquidity requirements on account of providing collateral for derivatives transactions.

RISK REPORT

The risk report has been prepared in accordance with the requirements of the German Commercial Code (Handelsgesetzbuch, “HGB”) applicable to large corporations and the supplementary provisions applicable to banks.

The disclosures in the risk report take all risk positions into account, to the extent that FMS-WM has beneficial ownership thereof and bears the value at risk. This also encompasses synthetic transfers of risk positions and receivables of FMS-WM’s subsidiaries whereby FMS-WM has assumed all default risks, directly or indirectly resulting from these subsidiaries’ funding activities. Apart from risk positions, the risk report covers properties that were taken over in connection with the disposal of collateral. In addition, the risk report describes exposures where the risks were not transferred directly for a variety of reasons but instead by means of guarantees, for instance. These disclosures do not distinguish between on-balance-sheet transactions (such as receivables and securities) and off-balance-sheet transactions (such as guarantees, loan commitments and derivatives). All risks are presented net of risk mitigation measures.

Following the takeover of the Depfa Group on December 19, 2014, FMS-WM holds the Depfa Group’s risk positions in an amount equal to the Depfa Group’s book value, the Depfa Group’s hybrid bonds acquired by FMS-WM, the intragroup receivable reported separately from the Depfa Group’s wind-up portfolio and the receivables relating to the Depfa Group’s wind-up portfolio. Given that FMS-WM is under no obligation to assume the Depfa Group’s losses, the risk positions of the Depfa Group are not reported on in FMS-WM’s risk report.

Basics of Risk Management

FMS-WM’s risk management is based on FMS-WM’s winding-up plan and risk strategy, and it is documented in FMS-WM’s Risk Manual. The key risk management functions and instruments were further refined in fiscal year 2015. Aside from the sets of tools used to steer and monitor risk, this also includes reviewing and adjusting, as necessary, approaches to management, limit setting and reporting, given the special nature of FMS-WM.

FMS-WM’s risk strategy takes into account the requirements of Section 25a (1) of the KWG, Article 2 (4) of its charter and the relevant rules and regulations of the German Minimum Requirements for Risk Management (“MaRisk”), which specify the requirements of Section 25a of the KWG. MaRisk provides a framework for risk management at financial institutions. Furthermore, it refines the requirements placed on a business organization for outsourced activities and processes requiring financial institutions to take adequate measures to ensure that outsourcing does not result in an undue increase in risk. MaRisk provides for the establishment of appropriate internal governance structures. Within the meaning of MaRisk, risk management includes the determination of appropriate strategies, as well as the establishment of appropriate internal surveillance procedures while taking into account a financial institution’s risk-bearing capacity. The internal surveillance procedures comprise the internal control system and internal audit.

In particular, the internal control system has to cover:

•	rules regarding the organizational and operational structure; and

•	processes for identifying, assessing, treating, monitoring and communicating risks.

In addition, MaRisk contains specific requirements for the organization and management of counterparty default risks (credit risks), market risks, liquidity risks and operational risks.

Although FMS-WM is neither a financial institution nor a financial services institution within the meaning of the KWG, due to similarities of FMS-WM’s operations with such institutions, FMS-WM’s risk strategy complies with all relevant rules, regulations and standards applicable to banks and/or financial institutions to the extent advisable, required or stipulated in its charter. Prior to FMS-WM’s creation, extensive preliminary talks were conducted between FMS-WM and FMSA, its legal regulator, concerning the extent to which MaRisk rules and regulations would apply to FMS-WM.

The risk strategy defines long-term, general and consistent frameworks and principles for FMS-WM’s risk management to the extent that this is advisable and required in substantive terms. It provides the basis for managing and controlling different types of risks and fixes fundamental risk targets that govern all business decisions. Changes in rules, regulations and standards applicable to banks and/or financial institutions are reviewed for applicability to FMS-WM and complied with, to the extent deemed advisable or required.

The current risk strategy is derived directly from FMS-WM’s objective as set out in its charter and from the winding-up plan, which describes FMS-WM’s business strategy and risk tolerance. FMS-WM follows a strategy of unwinding the portfolio in a way that maximizes its value to the extent possible. The efficiency and operational feasibility of all risk-steering activities and the cost-effectiveness of funding constitute additional requirements for reducing risk. The risk strategy, including individual strategies for the five relevant risk categories of credit risk, market risk, liquidity risk, operational risk and other risks, is outlined in established written policies and procedures.

Because the capital adequacy requirements of the KWG do not apply to FMS-WM, the absence of any obligation to prepare an internal capital adequacy assessment process to manage its business based on economic capital pursuant to MaRisk standards results in reduced requirements on FMS-WM’s reporting system compared to other financial institutions. In particular, FMS-WM’s approach to risk management is designed to avoid seeking recourse from SoFFin under the latter’s obligation to compensate losses.

The winding-up plan and the risk strategy—including the underlying assumptions—are reviewed on a regular basis (at least annually) and updated as necessary. Deviations from the plan that are identified in the wind-up report may also require further updates.

Organizational Structure of Risk Management

Responsibility for risk management rests with the Executive Board of FMS-WM, in particular the Chief Risk Officer/Chief Financial Officer. The chart below shows the organizational structure of risk management:

Supervisory Board / Risk Committee of the Supervisory Board

The Supervisory Board monitors the Executive Board within the meaning of FMS-WM’s charter and has delegated risk-relevant topics to the Risk Committee of the Supervisory Board. As far as loan and portfolio management are concerned, the Risk Committee of the Supervisory Board serves as the latter’s decision-making body tasked with making related decisions on a case-by-case basis that are particularly relevant to risk, have major effects on FMS-WM’s success or are of strategic significance. It reviews and approves transactions, measures, strategies and targets related to individual exposures in connection with unwinding the portfolio and monitors relevant loan decisions. All members delegated for this purpose by the Supervisory Board are entitled to vote.

Committees

The following committees, which generally meet weekly or monthly and can be convened at short notice, have been established at FMS-WM to support and advise the Executive Board as well as to make certain decisions:

•

The Risk Committee is the corporate body for operational lending decisions at the management level of FMS-WM; it makes loan decisions on individual loans for all asset classes that fall within its scope.

•

The Portfolio Steering Committee is a strategic management and information committee at the Executive Board level whose duties include preparing decisions on adjustments to the winding-up plan and making decisions on methodological changes in risk controlling and concerning overall risk steering.

•

The Asset Liability Committee (“ALCO”) serves as the Executive Board’s key body tasked with information gathering, monitoring and management activities in connection with strategic decisions on issues related to the structure of the balance sheet, liquidity and market risk positions, funding and hedging strategies, limits as well as methodological requirements for market and liquidity risks.

Units

The units described below are mainly responsible for risk management at FMS-WM.

The Risk Controlling department within the Risk Controlling, Finance & Portfolio Steering unit is responsible for carrying out all risk controlling activities in accordance with MaRisk for all risk types. This includes identification, analysis, assessment, monitoring and reporting of all risks. The Risk Controlling, Finance & Portfolio Steering unit is also responsible for carrying out the annual review of FMS-WM’s winding-up plan and for preparing the monthly wind-up report, which is the centralized reporting tool for all risk types. In addition, the Quantitative Analytics department reviews the adequacy of the models used to determine credit risk and model-based market price valuation.

Managing credit risk is one of FMS-WM’s central tasks. The main tasks of the portfolio management units entail making decisions on loans and securities at both the individual and the portfolio level. This is where the decisions of the committees on whether or not to hold risk positions to maturity or sell or restructure them are prepared and carried out.

Credit portfolio management comprises the following three units, the responsibilities of which are defined on the basis of the relevant segments or product groups:

•	The Structured Products, Infrastructure & Asset Finance unit primarily manages structured products and infrastructure financing.

•	The Public Finance & Credit Office unit is responsible for government bonds and the Public Sector portfolio segment.

•	The Commercial Real Estate unit handles performing real estate loans as well as exposures that must be restructured or require workout activities.

Compared to fiscal year 2014, responsibilities of the units changed as follows in fiscal year 2015:

•	Due to the diminishing portfolio size, Commercial Real Estate I and II were consolidated into a single unit.

•	The Corporate & Asset Finance unit was split, and responsibility for infrastructure financing was assigned to the newly named Structured Products, Infrastructure & Asset Finance unit.

•	Operating activities were consolidated in the Treasury, Markets & Commercial Real Estate division, and as a result,

–

the Treasury unit is responsible for operational management of short-term market risk, especially interest rate risk and foreign exchange risk, as well as the funding strategy and the associated tactical and strategic liquidity management,

–

the Markets unit is responsible for managing long-term market risk, especially interest rate risk and basis risk as well as inflation risk and option price risk. As the center of competence for derivatives, the Markets unit advises the portfolio management units and conducts derivative specific analyses.

In fiscal year 2015, the Audit unit in the Risk & Finance division performed risk-based and process-independent audits relating to the efficacy and adequacy of risk management at FMS-WM and FMS-WM Service.

The Sourcing & Corporate Services department in the IT unit is tasked with service provider management and thus managing outsourcing risks.

Moreover, each individual department at FMS-WM must also manage the operational risks falling within the scope of its respective responsibility. For example, ensuring adequate rules of representation and carrying out measures to prevent losses are decentralized responsibilities.

Process Organization of Risk Management

Risk management at FMS-WM encompasses the

•	identification;

•	analysis/assessment;

•	steering; and

•	monitoring/reporting

of risks.

The material types of risks associated with the business model of FMS-WM are:

•	credit risks;

•	market risks;

•	liquidity risks;

•	operational risks; and

•	other risks.

An annual risk inventory is conducted to identify and review risks classified as material. Due to the size and complexity of the portfolio transferred, credit risk in the form of borrower and issuer risk is the most important type of risk to which FMS-WM is exposed. In addition, FMS-WM is subject to considerable operational risk as a result of the extensive outsourcing of processes and considerable shareholding risk since the takeover of the Depfa Group. Because SoFFin is obligated to compensate any losses, none of the risk types constitute a going-concern risk for FMS-WM.

Risk management also entails limiting, monitoring and actively steering the following risks in particular: credit risk in the form of counterparty risk, market risk and liquidity risk. In addition to risk type-specific stress tests, integrated (cross-risk type) stress scenarios are run and reported on a quarterly basis. Borrower and issuer risks are monitored and managed as part of the wind-up strategies for specific wind-up clusters within the segments. Credit risk in the form of counterparty risk, market risk, liquidity risk, operational risk and other risks are managed at the total portfolio level.

FMS-WM is fully liable for managing and monitoring each individual risk type. FMS-WM has outsourced major operating duties and activities to FMS-WM Service by way of a framework agreement. The scope of services provided is set out in detailed service level agreements.

Moreover, a framework agreement was signed to outsource key areas of IT operations to IBM Deutschland GmbH. Extensive service level agreements are intended to safeguard day-to-day IT system functionality and to provide for future adaptability of the systems to meet the special needs of FMS-WM through change requests.

Credit Risk

Definition

The credit risk of FMS-WM mainly comprises borrower and issuer risk, counterparty risk as well as country risk.

•

Borrower and issuer risk comprises the risk that a contracting party, or a reference entity in the case of credit derivatives, does not fulfill the payment obligations resulting from loan agreements or securities issues in full and in a timely manner or that a credit event defined in derivative contracts occurs. Borrower and issuer risk is further classified into default risk and migration risk.

–

Default risk: The risk that a borrower cannot fulfill payment obligations in full or on time, or that a defined credit event occurs, and that FMS-WM suffers a financial disadvantage as a result. In many cases, FMS-WM is in possession of marketable collateral. Recoveries from the liquidation of collateral can partly mitigate the default losses, but they are also subject to uncertainties.

–

Migration risk: The risk that a borrower’s or issuer’s creditworthiness might deteriorate over time. Such deterioration in creditworthiness does not immediately result in direct losses but increases the risk of incurring such losses in the future. At the portfolio level, such deterioration in creditworthiness is reflected in the rating profile. Irrespective of the required treatment for accounting purposes, the deterioration of a rating profile is usually associated with declining market values.

•

Counterparty risk: The risk that a contracting party’s default makes it impossible to fully collect unrealized profits from derivatives and executory contracts. Counterparty risk is further classified into replacement risk and settlement risk.

–

Replacement risk: The risk that, in the event of a derivative counterparty defaulting, the affected contract must be replaced at conditions that are less favorable than the ones applicable when the contract was initially entered into.

–	Settlement risk: The risk that FMS-WM delivers an asset that it has sold to a counterparty or makes a payment but does not receive the stipulated monetary consideration or asset, as the case may be.

•

Country risk comprises borrower or counterparty risks arising from the dependence of the contracting party on the actions of the relevant foreign states or political or economic developments. In particular, this includes the risk that a debtor cannot service its liabilities due to any of the following:

–	the government or central bank of the debtor’s country cannot or will not make available the foreign currency required for such repayment;

–	the government or central bank of the debtor’s country prohibits such repayment (transfer risk); or

–	the currency of the debtor’s country can no longer be converted due to a serious deterioration of the country’s economic or political situation (conversion risk).

Collective country valuation allowances are recognized for borrowers in countries with discernible country risks.

Risk Strategy

FMS-WM’s credit risk strategy includes minimizing losses by holding assets to maturity or unwinding them as profitably as possible. As a rule, taking on new lending business or acquiring securities for purposes other than hedging risks is not stipulated in the winding-up plan. In individual cases, new business may be allowed to cost-effectively reduce risks from existing positions or equity investments.

Risk Identification

A catalogue of early warning indicators, which is coordinated with FMS-WM Service, is used to continuously monitor loan exposures in order to ensure early identification of problem assets. The latter are then classified into Facilities in Focus, Watchlist, Restructuring and Workout—in that order—if certain indications are present. Exposures are subject to increasingly intensified monitoring—in that order—to ensure that risks are detected and steps aimed at reducing risk can be initiated as soon as possible.

The guidelines agreed with FMS-WM Service for credit processes determine the requisite steps for performing risk reviews and risk assessments as part of regular monitoring. Early warning indicators as well as credit processes are reviewed on a regular basis but at least annually by FMS-WM Service and coordinated with the responsible units within FMS-WM.

Risk Analysis and Assessment

Credit risk is measured using internal models that calculate the probability of default (“PD”), expected amount of the receivable at the time of default (EaD), and the expected loss rate given default (“LGD”). The models for determining these parameters are reviewed annually by FMS-WM.

The aforementioned parameters are in turn used to calculate the expected loss (“EL”) for a one-year horizon. The EL is calculated on an individual transaction level and subsequently aggregated by segment and across the overall portfolio.

In addition, the cumulative EL for a longer planning horizon and over the entire term of the positions in the wind-up portfolio is calculated as a risk reference value to be used in managing the portfolio. Stress tests are conducted at both the portfolio and segment levels, and the unexpected loss is quantified with the help of a credit portfolio model. In sensitivity analyses and both historical and hypothetical scenario analyses, stress situations are modelled for the key risk parameters PD and LGD, and their effects are measured on the cumulative EL.

Risk Steering

The credit portfolio management units and departments listed in section “—Organizational Structure of Risk Management” are responsible for steering credit risks. Restructuring and selling receivables are the two most important measures that are available to FMS-WM for steering credit risks.

In managing the portfolio, FMS-WM generally bases its decisions on the long-term value of an exposure (intrinsic value) in order to decouple decision-making from short-term fluctuations in market value. Changes in market value, however, are considered in internal credit rating analyses as they can provide timely and independent indications of creditworthiness. Additional analyses regarding borrower and issuer risk and potential write-down requirements are also performed in the event of material market value changes.

Counterparty risks are managed by means of limits and application of the “gross future exposure” approach, which takes into account not only current market values and collateral received or granted, but also the potential future changes of derivatives’ fair values. Both replacement and settlement risks are managed by FMS-WM. As a rule, transactions entailing counterparty risks may not be made without a sufficient borrower-specific limit. The extent to which the limit has been utilized must be verified before any new transaction takes place (pre-deal limit check). All transactions are applied to the given borrower-specific limits immediately.

Limiting and managing counterparty risks distinguishes between two customer groups:

•

Counterparty risks involving customers in the wind-up portfolio: The transferred risk positions also encompass derivatives with customers in lending and securities transactions. These derivatives are generally not collateralized. The counterparty risks arising from these derivatives are limited for the purpose of monitoring any potential increases in risk resulting from changed market conditions. Increases in exposures are possible only in exceptional cases, for example with the aim of stabilizing the overall exposure. Under the set of rules allocating credit approval authority, exposures of this nature must be both decided and approved in accordance with the governance framework set out in FMS-WM’s charter.

•

Counterparty risks involving capital market partners: The Treasury and Markets units enter into money market transactions, derivatives and repos to manage the risk and liquidity positions of FMS-WM. Managing these business activities requires limits that give both units enough flexibility while enabling the Risk Controlling department to carry out its monitoring duties. The activities of the Treasury and Markets units are restricted to a defined pool of counterparties (white list), are typically collateralized and are subject to an independent limit monitoring and escalation process by the Risk Controlling department.

Risk Monitoring and Reporting

Primarily at the portfolio level, borrower and issuer risks are monitored pursuant to the current winding-up plan and described in the wind-up report that is to be prepared monthly for the Executive Board and the Supervisory Board. Furthermore, a detailed credit risk and stress test report prepared for the Executive Board on a quarterly basis evaluates credit risk-specific as well as integrated stress test scenarios.

At the level of individual exposures, FMS-WM Service monitors credit risk using approved processes. The migration of the ratings of the largest exposures is reported to the Executive Board in the wind-up report. In addition, FMS-WM Service reports monthly on the development of the watchlist and problem assets to the responsible portfolio managers at FMS-WM. Based on the data delivered and their own analyses, the portfolio managers monitor the individual exposures for their segments with regard to the decisions required in the interest of economic value maximization.

Counterparty limits and their utilization at transaction level are also recorded, monitored and reported in the daily counterparty risk report to the Executive Board as well as to the Treasury unit. An escalation process ensures timely reaction and communication to the Executive Board if limits are exceeded.

Risk Position

FMS-WM’s credit portfolio is managed through the Commercial Real Estate, Public Sector, Structured Products and Infrastructure segments. An EaD is determined for all portfolio segments based on uniform specifications. The EaD shows the potential amount of the claim against the borrower irrespective of the latter’s credit rating and any risk provisions already set up in that connection. Besides the current drawdown, the EaD also takes into account the pro rata interest payments in relation to which a borrower may default before an exposure is defined as having defaulted (maximum 90 days) as well as those loan commitments on which a borrower will still be able to draw in the future despite a significant deterioration in creditworthiness. The EaD of derivatives is defined as the sum of the current market value (after accounting for collateral) and the prescribed regulatory add-ons, which constitute a cushion for possible future market value increases.

The EL, as an additional important short-term parameter for managing the credit portfolio, is determined for the entire portfolio for a period of one year. The only risk positions exempted from the determination of the EL are those for which a specific loss provision was already recognized or for which a specific loss provision was transferred in the takeover of the portfolio.

The disclosures below correspond to the presentation of internal risk reporting in the wind-up report.

Breakdown of the EaD and the EL of the Credit Portfolio

The following is a breakdown of the EaD and the EL of the credit portfolio by segment:

	Commercial Real Estate		Public Sector		Structured Products		Infrastructure		Total (excluding derivatives)		Derivatives
	December 31,
	2014	2015	2014	2015	2014	2015	2014	2015	2014	2015	2014	2015
	(unaudited)
	(€ in billions)
EaD	8.8	5.4	66.1	58.4	30.4	28.9	18.7	18.5	124.0	111.2	7.8	7.0
EL	0.24	0.07	0.14	0.03	0.12	0.04	0.05	0.05	0.55	0.19	0.04	0.03

As of December 31, 2015, the EaD of the risk positions reported in the wind-up report (excluding derivatives) was EUR 111.2 billion. The exposure of the wind-up portfolio therefore decreased by a total of EUR 77.9 billion, or 41%, compared to October 1, 2010, the date the portfolio was acquired. Compared to this date, the portfolio wind-up was mainly achieved in the Commercial Real Estate segment and the Public Sector segment, in which the EaD decreased by EUR 21.8 billion, or 80%, and EUR 44.4 billion, or 43%, respectively. The decrease of EaD in the Structured Products and Infrastructure segments amounted to EUR 9.3 billion, or 24% and EUR 2.4 billion, or 11%, respectively.

Compared to December 31, 2014, the exposure of the wind-up portfolio declined by EUR 12.8 billion, or 10%. The decrease was mainly a result of scheduled and unscheduled redemptions of EUR 10.0 billion (December 31, 2014: EUR 9.5 billion) and sales of EUR 4.1 billion (December 31, 2014: EUR 6.1 billion). The sales focused on a portfolio of nonperforming commercial real estate loans, Japanese, Eastern European, Greek and Italian government bonds and Spanish bank bonds.

As in fiscal year 2014, year-on-year exchange rate movements as of December 31, 2015 had the net effect of increasing FMS-WM’s exposure by EUR 4.5 billion (December 31, 2014: 5.4 billion). The main reason was the appreciation of the U.S. dollar (11.5% gain) and the pound sterling (6% gain), which mainly affected the Structured Products and Infrastructure segments due to their particularly large shares of foreign currency positions.

As of December 31, 2014, the decline of the overall exposure by EUR 12.8 billion compared to December 31, 2014 can be broken down by segment as follows: Commercial Real Estate EUR –3.4 billion (–39%), Public Sector EUR –7.8 billion (–12%), Structured Products EUR –1.4 billion (–5%) and Infrastructure EUR –0.2 billion (–1%).

The following is a breakdown of the EaD of the credit portfolio by currency:(1)

	Commercial Real Estate		Public Sector		Structured Products		Infrastructure		Total (excluding derivatives)
	December 31,
	2014	2015	2014	2015	2014	2015	2014	2015	2014	2015
	(unaudited)
	(EaD in € billions)
EUR	6.3	3.5	46.3	39.6	5.5	4.4	2.1	1.9	60.2	49.4
USD	0.8	0.6	3.7	3.4	23.7	23.3	1.2	1.1	29.4	28.4
GBP	1.5	1.1	11.8	12.4	0.5	0.5	12.3	12.8	26.1	26.8
Other currencies	0.2	0.2	4.3	3.0	0.7	0.7	3.1	2.7	8.3	6.6

Total	8.8	5.4	66.1	58.4	30.4	28.9	18.7	18.5	124.0	111.2

(1)	Excluding derivatives with an EaD of EUR 7.0 billion.

While the exposure of the wind-up portfolio (excluding derivatives) declined by 10% year-on-year, the one-year EL declined approximately 66% to EUR 0.19 billion as of December 31, 2015 (December 31, 2014: EUR 0.55 billion). In relation to the EUR 105.8 billion of exposure from loans and advances for which specific loan loss provisions had not yet been recognized (internal rating classes 1 to 28) as of December 31, 2015, this corresponds to a one-year EL rate of 0.18%. Around half of the EUR 0.36 billion decrease in EL was attributable to redemptions and sales, especially of high-risk exposures in the Commercial Real Estate and Structured Products segments. Improved rating parameters (PD and LGD) accounted for around 20% of the decrease, and a large exposure for which a specific loan loss provision was recognized accounted for around 30% of the decrease in EL.

Based on the wind-up report as of December 31, 2015, counterparty risk from derivatives amounted to an EaD of EUR 7.0 billion, down 10% year-on-year, which represented a decline that was proportional to the changes in the exposure of the wind-up portfolio. The one-year EL from derivatives fell by EUR 0.01 billion.

The wind-up portfolio comprising the receivables transferred from the HRE Group in 2010 excludes the shares in affiliated companies whose risks are reflected in equity risk, and also excludes the receivables from HRE subsidiaries and PBB. As of December 31, 2015, the excluded amounts were as follows:

•	Guarantee commitments by FMS-WM in respect of Depfa for bonds from certain issuers in an amount of EUR 0.1 billion;

•	Receivables of FMS-WM from subsidiaries (DEPFA ACS Bank plc and Depfa) arising from loans or bonds with an EaD of EUR 0.6 billion;

•

Receivables from hybrid bonds (DEPFA Funding II, III, IV) with a nominal value of EUR 1.1 billion, which were issued by Depfa in 2003, 2005 and 2007 and acquired in May 2015 by FMS-WM from the holders at a price discount of approximately 40% of the nominal value; and

•

Liquidity facilities in an amount of EUR 2.0 billion in respect of PBB as part of the agreed “substitute cover solution” (Ersatzdeckungslösung) as well as an unsecured facility in an amount of EUR 0.5 billion (EUR 0.4 billion of which was drawn down as of December 31, 2015) and a secured facility of EUR 4.2 billion in respect of Depfa.

In addition, in February 2016 FMS-WM completed a tender offer for certain publicly or privately placed Depfa Group securities with maturities ranging from October 2017 to March 2037 in order to accelerate the wind-up of the Depfa Group portfolio while maximizing its value. As of April 30, 2016, FMS-WM had purchased covered bonds of the Depfa Group with a nominal value of EUR 5.6 billion.

Based on the current risk parameters, the EL for the aforementioned credit positions already in the possession of FMS-WM as of December 31, 2015 totaled less than EUR 1 million.

Breakdown of Credit Portfolio by Internal Rating Classes

The following is a breakdown of the credit portfolio by internal rating classes:(1)

	Commercial Real Estate		Public Sector		Structured Products		Infrastructure		Total (excluding derivatives)
	December 31,
	2014	2015	2014	2015	2014	2015	2014	2015	2014	2015
	(unaudited)
	(EaD in € billions)
Internal rating classes 1 to 7	0.0	0.0	25.9	22.7	15.9	17.9	1.3	1.7	43.1	42.3
Internal rating classes 8 to 10	0.0	0.0	33.4	30.7	12.0	9.6	10.1	9.7	55.5	50.0
Internal rating classes 11 to 13	0.8	0.9	4.3	3.7	1.1	0.4	1.8	5.0	8.0	10.0
Internal rating classes 14 to 22	2.4	1.0	0.4	0.1	0.5	0.5	1.7	1.4	5.0	3.0
Internal rating classes 23 to 27	0.2	0.0	0.0	0.0	0.6	0.1	0.0	0.0	0.8	0.1
Internal rating classes 28 to 30	5.4	3.5	2.1	1.2	0.3	0.4	3.8	0.7	11.6	5.8

Total	8.8	5.4	66.1	58.4	30.4	28.9	18.7	18.5	124.0	111.2

(1)	Excluding derivatives with an EaD of EUR 7.0 billion.

During fiscal year 2015, the portfolio’s rating profile improved overall. The share of the financing with a non-investment-grade rating (internal rating classes IR 11 and below) amounted to 17% as of December 31, 2015 compared to a share of more than 20% as of December 31, 2014. Year-on-year, assets with an EaD of EUR 18.6 billion experienced rating downgrades (according to the internal rating assessment), mostly by one or two rating classes. This development stemmed from the introduction of new or updating of existing internal rating procedures. The rating downgrades primarily affected securitized student loans and regulated utility companies. Assets with an EaD of EUR 13.5 billion experienced rating upgrades. This was especially pronounced among borrowers in the Infrastructure segment (except regulated utility companies), for which special loan loss provisions were reversed to a large extent. Moreover, redemptions and sales enabled FMS-WM to reduce risk positions with poor ratings to a much greater degree than risk positions with good ratings.

Breakdown of Credit Portfolio by Countries and Regions

The following is a breakdown of the credit portfolio by countries and regions:(1)

	Commercial Real Estate		Public Sector		Structured Products		Infrastructure		Total
	December 31,
	2014	2015	2014	2015	2014	2015	2014	2015	2014	2015
	(unaudited)
	(EaD in € billions)
Peripheral euro area countries	1.0	0.3	36.8	33.7	3.5	2.6	0.9	0.8	42.2	37.4
Of which Italy	0.3	0.2	28.3	27.2	1.5	1.5	0.5	0.4	30.6	29.3
Of which Spain	0.7	0.1	5.4	4.0	1.4	1.0	0.2	0.2	7.7	5.3
Of which Greece	0.0	0.0	1.2	0.7	0.0	0.0	0.0	0.0	1.2	0.7
Of which Ireland	0.0	0.0	0.3	0.2	0.5	0.1	0.1	0.1	0.9	0.4
Of which Portugal	0.0	0.0	1.6	1.6	0.1	0.0	0.1	0.1	1.8	1.7
United Kingdom	1.4	1.1	10.4	10.8	3.8	3.9	12.3	12.6	27.9	28.4
Germany	3.9	2.1	4.0	1.3	1.3	1.1	0.2	0.2	9.4	4.7
Rest of Europe	1.6	1.3	11.7	10.1	0.6	0.4	1.0	0.9	14.9	12.7
USA	0.7	0.5	0.0	0.0	18.7	18.3	0.8	0.8	20.2	19.6
Japan	0.0	0.0	1.2	0.5	0.0	0.0	0.0	0.0	1.2	0.5
Asia (excluding Japan)	0.1	0.1	1.0	0.9	0.0	0.0	0.2	0.2	1.3	1.2
Rest of World	0.1	0.0	1.0	1.1	2.5	2.6	3.3	3.0	6.9	6.7

Total	8.8	5.4	66.1	58.4	30.4	28.9	18.7	18.5	124.0	111.2

(1)	Excluding derivatives with an EaD of EUR 7.0 billion.

The breakdown of the credit portfolio by countries and regions as of December 31, 2015 continued to show a high percentage of European borrowers (75%; December 31, 2014: 76%). The shares of the portfolio accounted for by the three largest country concentrations again increased sharply due to disproportionately low repayments and sales or due to exchange rate effects. As of December 31, 2015, the largest shares of the portfolio were attributable to Italy at 26% (December 31, 2014: 25%), the United Kingdom at 26% (December 31, 2014: 23%) and the United States at 18% (December 31, 2014: 16%) of the portfolio volume.

Within the Commercial Real Estate segment, a large portion of country-specific exposures as of December 31, 2015 related to Germany at EUR 2.1 billion (December 31, 2014: EUR 3.9 billion) and the United Kingdom at EUR 1.1 billion (December 31, 2014: EUR 1.4 billion). The largest exposures in the “Rest of Europe” category comprised loans in the Netherlands at EUR 0.5 billion (December 31, 2014: EUR 0.5 billion) and Hungary at EUR 0.2 billion (December 31, 2014: EUR 0.2 billion. All other regions accounted for loans of EUR 0.9 billion (December 31, 2014: EUR 1.9 billion), of which EUR 0.5 billion (December 31, 2014: EUR 0.7 billion) were U.S. real estate loans.

As of December 31, 2015, the Public Sector segment comprised securities and loans with an EaD of EUR 58.4 billion (December 31, 2014: EUR 66.1 billion). A sum amounting to EUR 33.7 billion EaD was attributable to the peripheral euro area countries, which were especially affected by the European debt crisis, of which EUR 27.2 billion EaD was attributable to Italy. Significant receivables concerned borrowers in the United Kingdom at EUR 10.8 billion (December 31, 2014: EUR 10.4 billion) and borrowers in the “Rest of Europe” region at EUR 10.1 billion (December 31, 2014: EUR 11.7 billion), which included government bonds and loans in Poland at EUR 1.8 billion (December 31, 2014: EUR 1.8 billion), France at EUR 1.7 billion (December 31, 2014: EUR 1.9 billion), the Netherlands at EUR 1.5 billion (December 31, 2014: EUR 1.5 billion), Austria at EUR 1.1 billion (December 31, 2014: EUR 1.2 billion) and Hungary at EUR 1.0 billion (December 31, 2014: EUR 1.2 billion). Renewed large-scale sales of Greek and Japanese government bonds further reduced two of the largest concentration risks existing at the time the portfolio was acquired.

The Structured Products segment had a total EaD of EUR 28.9 billion as of December 31, 2015 (December 31, 2014: EUR 30.4 billion). Of this amount, EUR 18.3 billion, or 63%, was attributable to the United States (December 31, 2014: EUR 18.7 billion), with EUR 9.7 billion comprising FFELP (Federal Family Education Loan Program) student loan securities (December 31, 2014: EUR 9.2 billion) and EUR 6.2 billion accounted for by securitized receivables from municipal borrowers(December 31, 2014: EUR 6.0 billion). Furthermore, there were material risk positions totaling EUR 3.9 billion in respect of the United Kingdom (December 31, 2014: EUR 3.8 billion), EUR 2.6 billion in respect of the peripheral euro area countries (primarily Italy and Spain; December 31, 2014: EUR 3.5 billion), EUR 2.2 billion in respect of Canada (December 31, 2014: EUR 2.2 billion) and EUR 1.1 billion in respect of Germany (December 31, 2014: EUR 1.3 billion).

In the Infrastructure segment, EUR 12.6 billion, or approximately two-thirds, of the exposure was attributable to the United Kingdom (December 31, 2014: EUR 12.3 billion). Other regions with large infrastructure financings were Australia at EUR 1.4 billion (December 31, 2014: EUR 1.4 billion) and Canada at EUR 1.3 billion (December 31, 2014: EUR 1.5 billion).

Breakdown of Credit Portfolio by Remaining Maturities

The following is a breakdown of the credit portfolio by remaining maturities:(1)

	Commercial Real Estate		Public Sector		Structured Products		Infrastructure		Total
	December 31,
	2014	2015	2014	2015	2014	2015	2014	2015	2014	2015
	(unaudited)
	(EaD in € billions)
Remaining Maturities(2)	2.9	2.0	0.0	0.2	0.0	0.0	0.0	0.0	2.9	2.2
Due	2.9	1.3	4.7	2.4	0.2	0.7	0.2	0.1	8.0	4.5
Until 2016	2.4	1.6	8.8	6.7	3.6	3.2	1.4	1.4	16.2	12.9
2017 – 2021	0.1	0.4	9.7	7.8	4.7	4.1	1.8	1.8	16.3	14.1
2022 – 2031	0.4	0.1	9.5	19.9	8.7	9.6	2.7	2.4	21.3	32.0
2032 – 2041	0.0	0.0	22.8	11.6	10.4	8.7	4.6	4.4	37.8	24.7
> 2041	0.1	0.0	10.6	9.8	2.8	2.6	8.0	8.4	21.5	20.8

Total	8.8	5.4	66.1	58.4	30.4	28.9	18.7	18.5	124.0	111.2

(1)	Excluding derivatives with an EaD of EUR 7.0 billion.
(2)	Calendar year in which the next adjustment of terms will be made.

As of December 31, 2015, the remaining maturities of receivables differed greatly depending on the segment. The receivables held in the Commercial Real Estate portfolio were primarily due in less than five years. At EUR 2.0 billion, approximately one-third of the receivables related to called loans, while EUR 1.3 billion were due in fiscal year 2016.

In contrast, less than one-third of financings in the Infrastructure segment as of December 31, 2015 were due within the next 20 years. EUR 8.4 billion, or nearly one-half, of the remaining financings in the Infrastructure segment had a remaining term of more than 30 years. This related mainly to inflation-indexed bonds issued by utility companies in the United Kingdom, which were instruments whose exposure was expected to increase over time.

As of December 31, 2015, EUR 37.0 billion (63%) and EUR 17.6 billion (60%) in receivables from borrowers in the Public Sector and Structured Products segments, respectively, were scheduled to mature within the next twenty years.

Watchlist and Problem Assets

	Commercial Real Estate		Public Sector		Structured Products		Infrastructure		Total
	December 31,
	2014	2015	2014	2015	2014	2015	2014	2015	2014	2015
	(unaudited)
	(EaD in € billions)
Watchlist Assets	0.2	0.1	0.0	0.0	0.6	0.5	0.5	0.6	1.3	1.2
Problem Assets	5.3	3.4	2.1	1.2	0.5	0.4	3.8	0.8	11.7	5.8
Restructuring Assets	4.5	2.9	2.1	1.2	0.5	0.4	3.8	0.4	10.9	4.9
Workout Assets	0.8	0.5	0.0	0.0	0.0	0.0	0.0	0.4	0.8	0.9

Total	5.5	3.5	2.1	1.2	1.1	0.9	4.3	1.4	13.0	7.0

Risk positions are classified as “Watchlist Assets” if the payment is delayed for more than 60 days or if another specified criterion triggers intensified monitoring of the given risk position.

The “Restructuring Assets” category contains exposures for which specific loan loss provisions were recognized as well as exposures that have defaulted according to the Basel III criteria (e.g., payment past due for more than 90 days).

“Workout Assets” comprise risk positions where a restructuring seems unfeasible, where legal action has been initiated and where a valuation allowance has been recognized.

“Restructuring” and “Workout Assets” are combined in the “Problem Assets” category.

In addition to sales of non-performing loans in the Commercial Real Estate segment and redemptions in the Commercial Real Estate and Public Sector segments, the decrease in the exposure of watchlist and problem assets as of December 31, 2015 by EUR 6.0 billion, or 46%, compared to December 31, 2014 was due to a rating improvement in financings of social infrastructure in the Infrastructure segment and a move out of restructuring into regular monitoring.

The early warning system is designed to identify and closely monitor borrowers of FMS-WM whose credit or collateral quality might deteriorate. Non-performing risk positions where payment arrears exceed 90 days are assigned to non-performing loan management (i.e., Restructuring, Workout). This involves testing for impairment at regular intervals and upon occurrence of certain predefined events (trigger events) to determine the need for write-downs. If this is the case, a proposal for specific loan loss provisions is prepared for approval by the Risk Committee of FMS-WM.

The amount of the general loan loss provisions is determined by considering the PD and the LGD.

Major Challenges from Counterparty Default Risks

The transferred portfolio imposes major risks on FMS-WM which can lead to further recourse to the Federal Republic of Germany’s loss compensation obligations and therefore to additional burdens on Germany’s federal budget. The most important of these risks are as follows:

•

Portfolio concentration: The EL of a credit portfolio shows the expected value of the credit losses occurring within a specific forecast horizon as a result of the default risks to which the portfolio is exposed. However, actual portfolio losses can be smaller or considerably larger. The greater the concentrations in the portfolio, the greater the danger that actual losses will differ significantly from the average EL. FMS-WM’s portfolio exhibits strong concentrations especially in the Public Sector segment, in particular with respect to Italy and the other peripheral euro area countries.

•

Long maturities: Around 82% of the risk positions have a remaining maturity of more than five years, and 70% will not be due for more than 10 years. A total of 19% have a remaining maturity of over 30 years, and many of these are inflation-indexed securities for which the exposure is expected to grow significantly over time.

•

Risks of hedging transactions: FMS-WM’s risk strategy stipulates broad hedging of the credit portfolio against market risks, such as interest rate risk and foreign exchange risk. In the event of default of the underlying credit risk positions, substantial additional losses can arise from the termination of the associated market risk hedging transactions.

•

Restructuring risks: In many cases, FMS-WM has taken over syndicated loans; occasionally, it holds junior positions making it difficult to control or influence the structure. This in turn may trigger restructuring risks.

•

Financing structures: The financial and economic crisis has fundamentally changed the credit and capital markets. A significant number of FMS-WM’s risk positions comprise exposures that were liquid at one time but have turned out to be illiquid since the crisis. To make matters worse, in some market segments overall positive earnings contributions for FMS-WM are hardly realistic anymore, even in view of the currently favorable funding options, because the credit margins agreed at the time of entry into the agreement no longer correspond to today’s expectations of default for the risk positions.

The implementation of requirements under the HGB regarding the recognition of “adequate risk provisions” is proving challenging in view of the aforementioned risks. As a rule, FMS-WM recognizes specific loan loss provisions only on exposures that are either already non-performing or where full repayment at maturity is no longer expected from today’s vantage point. The adequate amount of the specific loan loss provisions for risk positions where FMS-WM expects to liquidate the provided collateral is determined by discounting the expected proceeds from collateral disposal using a risk-free interest rate. While general loan loss provisions are recognized for potential default risks based on the EL for a one-year forecast horizon, country risk provisions are recognized as generalized specific loan loss provisions for selected countries to address transfer and conversion risks.

Market Risks

Definition

Any impairment of the value of the risk positions due to changed market conditions and market price factors gives rise to market risks. The following types of market risks are particularly relevant to FMS-WM:

•	Interest rate risk: This risk concerns the change in the present value of risk positions due to changes in the respective market interest rates.

•	Foreign exchange risk: This risk results from a change in foreign exchange rates and indicates how the given change will affect the value in euros of a foreign exchange exposure.

•	Credit spread risk: This risk concerns the change in the present value in the event of changes in the underlying credit default swap or credit spread curve.

•	Other market risks primarily include:

–

Basis risk: Basis risk, such as foreign exchange basis risk or interest rate basis risk, can arise when transactions are financed with mismatches in currencies and/or terms and when reference interest rates for variable-rate transactions differ.

–

Inflation risk: Inflation risk arises when interest or principal payments for some products in the portfolio are linked to changes in certain national, regional or supranational consumer price indices (inflation rates).

According to the current risk profile, the key market risk factors for FMS-WM are interest rate risk and foreign exchange risk.

As in the past, FMS-WM is not exposed to equity and commodity risks. Market liquidity risk is not considered material as fire sales at unacceptable prices can be largely ruled out as a result of the funding opportunities available to FMS-WM and of the commitment made by SoFFin to provide FMS-WM with liquidity in a crisis situation.

Risk Strategy

Market risks may not be entered into purely to seek a profit, but instead only with the aim of unwinding existing risk positions or preventing new risk positions from arising. This limits possible fluctuations in portfolio value.

The objective of the market risk strategy is to minimize the fluctuations in the fair value and profit/loss of the asset portfolio induced by market risk factors. The accounting and the income statement according to the standards of the HGB are relevant in this context. The ratio of the expenditure required for hedging purposes to the realizable benefits must be commercially reasonable. The goal is to unwind the existing risk positions and avoid new ones.

To support the wind-up strategy and if requested by portfolio management, hedging derivatives can be unwound at any point in time regardless of the sale of the risk position in order to increase the flexibility of planned short to medium-term restructuring and wind-up activities. In a way identical to that used for the rest of the portfolio, the interest rate risks of the risk exposures from approved wind-up strategies are identified, measured, limited strictly and separately, and reported daily as a separate item. The approved wind-up strategies are monitored by the responsible portfolio managers and reported regularly (at least quarterly) to the Executive Board.

The Treasury and Markets units operate on the principle that they have discretion to act within predetermined limits. Responsibility for the operational management of open positions lies with the market departments of the two units: the Risk Controlling department is in charge of monitoring, and the ALCO is in charge of setting limits and establishing principles for risk steering.

Risk Identification

Market risks exist because of the structure of the portfolio, particularly in the form of interest rate and foreign exchange risks. The risks arising from changes in credit spreads are monitored in current reporting, but due to the general intention to hold the positions until final maturity, they are not limited. Recognition of all third-party securities using the moderate lower-of-cost-or-market principle prevents an increase in credit spreads from having a direct impact on profit or loss as long as an impairment is not permanent and FMS-WM holds the given securities to maturity.

FMS-WM Service’s daily data deliveries as well as both the information available in the IT systems along with current market data serve as the basis for identifying the market risks.

Risk Analysis and Assessment

Interest rate risks are measured using sensitivity analyses, i.e., the effects of a one-basis-point shift in interest rate curves on the net present value of the relevant risk positions. Separate analyses by maturity ranges enable FMS-WM to perform more extensive analyses of interest rate risks besides their sensitivity to a parallel shift, e.g., when the curve turns. In addition to the detailed analysis by maturity range, separate assessments by currency are performed to take into account that every currency has a different interest rate curve.

With the aim of reducing fluctuations in parameters relevant to income, FMS-WM’s on-balance-sheet foreign currency position is determined, analyzed and controlled on a monthly basis. In addition, foreign exchange risks are analyzed based on sensitivities via a change in the net present value in case of changes in exchange rates by 1% relative to the euro.

Credit spread risks are discounted based on the current credit spreads. The parameter used in this case is the change in the net present value for credit spread changes by one basis point.

Suitable monthly stress tests based on hypothetical but plausible and historic interest rate, foreign exchange and credit spread scenarios complement risk measurement and analysis based on sensitivities. These stress scenarios encompass, among others, the scenario specifications of Deutsche Bundesbank with respect to the interest rate, foreign exchange and credit spread risks that are internally rated as relevant. Apart from these scenarios arising from changes in each type of market risk, FMS-WM also analyzes the extent of the change in the net present value of the portfolio if extreme historical or hypothetical market shifts were to occur simultaneously for all types of market risk.

Risk Steering

The Treasury and Market units open risk positions only to a limited extent and subject to the existing limits for purposes of risk steering. This is particularly necessary for short-term liquidity management, which can expose FMS-WM to short-term interest rate risks. In addition, the management of interest rate and foreign exchange risks may give rise to a limited amount of open risk positions subject to the existing limits. For reasons of efficiency, risk positions are not effectively hedged unless they reach certain transaction volumes in order to avoid price surcharges in the case of smaller transaction volumes or short-term market distortions. In steering market risks, write-downs are appropriately recognized for risk positions.

The credit portfolio management units, the Treasury unit and the Market unit may only utilize approved financial instruments for hedging the risk positions.

Interest rate risks are managed using a limit system for interest rate sensitivities per currency and maturity range, including an escalation process for limit breaches. For interest rate risks from risk positions for which hedging derivatives were unwound pursuant to a wind-up strategy at a point in time regardless of whether the risk position has been sold, separate limits are determined on submission of the wind-up strategy for the relevant portfolio. The Risk Controlling department monitors these strict limits within the approved range. Reviews of the wind-up strategies are conducted at least quarterly and include the management of interest rate risks. The Markets unit is tasked with the management of interest rate risks in accordance with the stipulations from the wind-up strategies.

The approach to managing the foreign currency position is based on managing the on-balance-sheet foreign exchange position calculated monthly such that the effects of fluctuations from changes in foreign exchange rates on income are as low as possible. To this end, specific limits are defined per primary currency along with a limit for secondary currencies and an escalation process. The limits are monitored monthly based on the previous month’s on-balance-sheet foreign currency position as well as postings of foreign exchange transactions that are relevant to the balance sheet and have occurred in the interim. Foreign exchange sensitivities are additionally calculated and monitored on a daily basis. Significant changes trigger a root cause analysis in order to ensure that any foreign exchange position relevant to the balance sheet can be hedged in a timely manner if necessary.

The risks from changes in credit spreads are not limited, since FMS-WM’s general task is to unwind the portfolio in a way that preserves its value. These risks are managed by the portfolio management units as part of portfolio wind-up.

Risk Monitoring and Reporting

Market risks may not exceed sensitivity limits in the daily risk management process. Limits are monitored based on the daily market risk report that is prepared by FMS-WM Service and analyzed by FMS-WM’s Risk Controlling department. The report, which also includes the credit spread sensitivities, is made available to both the Executive Board and the Treasury and Market units on a daily basis. The defined review and escalation process applies whenever limits are exceeded. In case the approved limits for exposures from wind-up strategies are exceeded, the measures defined for this event by the adopted strategies would be triggered.

Additionally, the ALCO report to the members of ALCO and the monthly wind-up report to both the Executive Board and the Supervisory Board discuss market risks in varying levels of detail.

Risk Position

The main factors affecting interest rate sensitivities are exposures in assets and liabilities with fixed interest rates where the interest rate risks are hedged largely through interest rate derivatives. As determined based on the method applied, the interest rate sensitivity as of December 31, 2015 was EUR –0.23 million (December 31, 2014: EUR –0.15 million). This means that, if the interest rate curves of all currencies simultaneously were to rise by one basis point, the present value of the portfolio would decrease by EUR 0.23 million. Substantial interest rate sensitivity exposures December 31, 2015 concerned the euro in an amount of EUR –0.07 million (December 31, 2014: EUR –0.16 million), the U.S. dollar in an amount of EUR –0.06 million (December 31, 2014: EUR –0.38 million) and the pound sterling in an amount of EUR –0.08 million (December 31, 2014: EUR –0.02 million). The change in interest rate sensitivity is largely due to positions in the short-term maturity range. A further EUR –0.14 million (December 31, 2014: EUR –0.24 million) is due to exposures from approved wind-up strategies. The reduction in this sensitivity resulted from the unwinding of exposures from approved wind-up strategies.

On all trading days in fiscal year 2015, interest rate sensitivity lay within a bandwidth of EUR -0.58 million to EUR 0.17 million. The interest rate sensitivity of exposures from agreed wind-up strategies ranged from EUR -0.24 million to EUR -0.14 million.

Given the stress scenarios defined for interest rate risks, a parallel increase in all interest rate curves by 200 basis points would have the greatest negative impact on the net present value in an amount of EUR –61 million as of December 31, 2015 (December 31, 2014: EUR –60 million in the case of a 200 basis point increase). This corresponds to the prior-year level.

Foreign exchange risks are managed based on the balance sheet position and the derivative hedging positions subject to compliance with the fixed limits. The open foreign exchange position as of December 31, 2015 amounted to EUR 11 million in aggregate for all currencies (December 31, 2014: EUR 16 million). The foreign exchange position shown in the balance sheet is closed to an extent that enables compliance with the approved limits. Stress scenarios are calculated comparable to the foreign exchange sensitivities that are determined on a daily basis. Given the defined foreign exchange stress scenarios, a decrease by 15% in the value of the euro against all other currencies would have the greatest negative impact on the net present value in an amount of EUR –51 million (December 31, 2014: EUR –47 million in the case of an increase in the value of the euro by 15%).

Since interest rate exposure in the wind-up portfolio is largely closed except for a few individual exposures from approved wind-up strategies, any future changes in interest rate curves will only minimally influence the present value of FMS-WM’s portfolio.

Inflation risks—as an aspect of market risks—are still deemed to be minor. Most of them are hedged. Inflation sensitivities are low and remain relatively constant.

Liquidity Risks

Definitions

FMS-WM distinguishes between tactical and strategic liquidity risks:

•

Tactical liquidity risk: The risk of not being able to generate sufficient cash on short notice such that present or future payment obligations may not be fulfilled at all or not in full when due under the contract.

•

Strategic liquidity risk: The risk of only being able to implement the necessary measures described in the funding strategy in the market at greater expense. For instance, an unexpected rise in funding costs might result from general market distortions or idiosyncratic events.

Risk Strategy

The liquidity risk strategy aims to ensure at all times—even in stress conditions—that FMS-WM is solvent without having to seek recourse from the SoFFin by drawing on the latter’s loss compensation obligation. To that end, FMS-WM holds a sufficient liquidity reserve of highly liquid, ECB-eligible assets and limits daily cash outflows to no more than EUR 2 billion. Furthermore, an average remaining maturity of at least 90 days is targeted for money market instruments. FMS-WM also diversifies its funding in terms of creditors, maturities and instruments and, when obtaining liquidity, tries to ensure that FMS-WM’s credit rating is not adversely affected. Within this framework, FMS-WM aims to optimize its liquidity costs.

Risk Identification

To identify the tactical liquidity risk, the liquidity maturity profile is:

•	analyzed for each maturity range based on different scenarios and then compared to the liquidity cushion; and

•	analyzed by product group and compared to the internal control limits imposed by Treasury.

Strategic liquidity risks are identified by means of an analysis of the expected funding costs based on the long-term funding structure and the expected cash outflows in accordance with the assumptions under both the winding-up plan and the funding plan.

Risk Analysis and Assessment

Analyzing the tactical liquidity risk requires determining the liquidity position by means of the maturity profile of all assets and liabilities (gap profile), which is based on the 24-month forecast for three components:

•	Contractual cash inflows and outflows including nostro accounts;

•	Assumptions with respect to:

–	extensions of available assets;

–	drawdowns from credit lines granted;

–	availability of the funding instruments; and

–	liquidity effect of market scenarios (including interest rate, foreign exchange and credit spread scenarios); and

•	Liquidity reserve encompassing liquid, free securities eligible for ECB funding purposes.

In terms of assumptions, FMS-WM analyses two scenarios with a methodology that reflects the special situation of FMS-WM. Both scenarios include the normal case as the basic assumption and a global financial market crisis as the stress scenario.

Monthly back-testing enables regular reviews of the adequacy of the assumptions in the scenarios. During this process, the projected liquidity position is compared with the actual liquidity position. In fiscal year 2015, the assumptions for the normal case and the stress scenario remained the same as in fiscal year 2014, except for the assumption of a 25% drawdown of the open facility in respect of Depfa in the normal case and 70% in the stress scenario, which was introduced in fiscal year 2015.

Strategic liquidity risk is determined by analyzing the deviation of the actual funding volume from the funding plan, the deviation of the funding costs from the funding plan as well as funding concentrations. Building on this, a quarterly analysis of the effects of an increase in FMS-WM’s own funding cost rate on net interest income is conducted on a quarterly basis.

Risk Steering

Tactical liquidity is managed by the Treasury unit, which is responsible for ensuring the availability of short-term liquidity at any time. Secured and unsecured money market instruments are available to this end based on an approved product catalogue.

Strategic liquidity is also ensured by the Treasury unit. This unit prepares the long-term funding strategy and the funding plan derived from such strategy. The funding plan is implemented by using direct access to the capital markets via issues with maturities of more than one year.

For the purpose of limiting liquidity risk, the scenario that would significantly affect FMS-WM, given its funding structure, was selected out of the defined stress scenarios. The global financial market crisis scenario and a minimum survival period of 90 days were fixed as the limit based on the experience of recent years. Within this period, the liquidity position must be positive even under the premises of the defined scenario such that FMS-WM remains solvent at all times by realizing its liquidity reserve.

The liquidity contingency plan fixes the actions that must be taken in the event of a liquidity shortfall.

Risk Monitoring and Reporting

FMS-WM’s liquidity profile is monitored daily and reported to both the Executive Board and the Treasury unit. The Risk Controlling department monitors compliance with the limit on a daily basis. The following escalation process is carried out in case of limit breaches:

•	First: the Treasury unit verifies the limit breach and gives its view of the expected duration of the breach and the actions required to cure it.

•	Second: the Risk Controlling department comments on these measures and monitors their implementation.

•	Third: The Executive Board is notified immediately of the limit breach.

As long as the limit breach has not been remedied, the Executive Board and the Treasury unit are kept informed daily of the degree to which agreed-upon steps have been implemented. The ALCO is also informed of the limit breach as part of the regular reporting. In addition, the liquidity position is reported monthly to the Executive Board and the Supervisory Board as part of the wind-up report.

Risk Position

In fiscal year 2015, FMS-WM’s funding strategy was confirmed in the money and capital markets by a stable and broadly diversified investor base.

FMS-WM’s issuing activity under the existing money market programs, namely the ECP/CD Program and the US ABCP Program through its U.S. vehicle, Kells Funding LLC, further contributed to a stable and sustainable funding structure for FMS-WM in fiscal year 2015. The average remaining maturity of money market instruments was kept constant at around three months.

FMS-WM has been a regular and reliable issuer on international capital markets since 2011. As a result, capital market issues in an amount equivalent to EUR 12.3 billion were placed by FMS-WM in fiscal year 2015 (2014: EUR 11.6 billion), with capital market issues in pound sterling dominating the funding activities at GBP 3.4 billion (equivalent to EUR 4.6 billion).

As of December 31, 2015, FMS-WM’s positive liquidity cushion was EUR 10.3 billion based on the assumptions of the stress scenario, global financial market crisis, and pursuant to the defined minimum survival period of 90 days (December 31, 2014: EUR 14.7 billion).

Operational Risks

Definitions

FMS-WM distinguishes between three types of operational risks: (i) outsourcing risk, (ii) project risk and (iii) other operational risks.

•

Outsourcing risk: The risk of potential losses from the outsourcing of services to third parties. Aside from the default of the service providers, this also includes the risk that services contracted for are not provided at all or not in the stipulated quality or within the stipulated time.

•

Project risk: The risk that FMS-WM cannot fulfil key functions and meet planned goals, especially for major strategic projects and IT projects, or fulfil or meet these adequately, owing to unsuccessful or late implementation, or implementation at higher than anticipated project costs.

•	Other operational risks: This includes all risks that can arise from the inadequacy or failure of internal processes, employees or systems, or due to external events.

Risk Strategy

The main goal in relation to each the above operational risks is as follows:

•	Outsourcing risk: to ensure excellent performance by service providers and therefore operating stability as well as guaranteeing profitable portfolio management;

•	Project risk, especially in major strategic projects and IT projects: to achieve the project objective on schedule and within the budgeted project costs; and

•	Other operational risks: to avoid and reduce other operational risks.

Risk Identification

FMS-WM has established a separate unit for managing and monitoring outsourcing given the substantial significance of the outsourcing risk. The relevant departments/units participate in identifying risks concerning the outsourced activities and processes.

If necessary, project risks arising from major strategic projects are documented in a separate project group. The potential risks are identified with respect to the aims of the projects in a three-stage process that comprises risk reporting, risk categorization and risk recording in a project risk database. The risks remaining when a project is completed are then added to the operational risk self-assessment of the relevant units for monitoring. Risks from IT projects and specialized projects are identified by the relevant project managers and presented to the appropriate steering committees.

Other operational risks at FMS-WM and likewise at FMS-WM Service are identified through documentation of relevant operational events and losses using the annual operational risk self-assessment and through required regular recording of early warning indicators.

Risk Analysis and Assessment

The Sourcing & Servicer Steering department analyzes and assesses outsourcing risk as part of the risk analyses in conjunction with the affected departments/units and the Audit and Risk Controlling departments. In this context, the first step is to classify the outsourced activities according to materiality using a structured questionnaire with risk assessments.

Additional risk analyses and assessments are carried out for material outsourcing projects. These risk analyses are updated as necessary but at least once a year. If material risks are identified, the affected department is required to document the risk immediately in the operational risk self-assessment. Non-material risks are recorded in the course of the annual operational risk self-assessment.

For major strategic projects, qualitative estimates are made of the probability of occurrence and the potential impact of each individual identified project risk based on defined five-stage scales. Combining the two parameters yields an overall assessment that entails classifying each individual project risk into a risk matrix. Based on specific combinations, risks are classified as low, high or critical. The risk assessment is the responsibility of the Project Risk Office in conjunction with the program and project managers. Where risks arise from IT and specialized projects, analyzing and assessing the risks is the job of the project manager, who determines the criticality of the risks depending on their degree of influence on the major goals of the project.

Other operational risks at FMS-WM and at FMS-WM Service are analyzed and assessed as follows:

•	ex post, via the recording of relevant loss events in a group-wide event/loss database within the computerized operational risk workflow tool;

•

ex ante, via the results of the standardized operational risk self-assessment conducted each year, which includes estimating the probability of occurrence and potential losses in a group-wide computerized operational risk workflow tool; and

•	by analyzing early warning indicators.

Risk Steering

Outsourcing risk is steered by agreeing qualitative performance indicators and by requesting regular assessment of the end products from the recipients of these deliverables. The assessments factor in timeliness and quality, and are documented in service management software. The quality of performance is ensured by regular communication with the service provider and through measures that are coordinated with them and monitored by FMS-WM. Escalation processes that start with the responsible staff member and end with the Executive Board have been defined for performance of the measures.

To manage material project risks in connection with major strategic projects, suitable measure and “Plan B” scenarios are approved by program management and the project group. The timely completion of the measures is tracked and reported jointly to the Executive Board by project management and the project group. After hand-over by the project management, the risks remaining from completed major projects are managed by the respective departments at FMS-WM and FMS-WM Service. IT and specialized project risks are managed by the respective project manager using suitable risk-reducing measures presented to the steering committee for approval and by way of monitoring of the implementation and effectiveness of the measures adopted.

For other potential operational risks classified as critical in the operational risk self-assessment, action plans and measures must be agreed and implemented that serve to reduce the loss amount and/or the probability of occurrence. The measures are documented in the group-wide computerized operational risk workflow tool. These risks are managed by FMS-WM Service or by the relevant department of FMS-WM in accordance with assigned responsibilities. A contingency plan has been defined for all processes critical to operations with the aim of hedging operational risks within FMS-WM. The new-product process serves to lower risks arising in connection with operating new products or restructurings.

FMS-WM uses clearly defined governance structures and processes to manage legal risks. FMS-WM’s close cooperation with FMS-WM Service and supervisory bodies/regulators makes it possible to identify potential future risks early on and avoid them before they arise. External specialists are used as necessary in connection with legal matters.

The Legal department in the Legal & Compliance unit manages and controls the work of FMS-WM Service in cooperation with the Legal & Compliance unit of FMS-WM Service and monitors legal risks that may arise for FMS-WM in its dealings with third parties.

In particular, FMS-WM counteracts the risk of internal and external fraud based on an internal control system (“ICS”) and an Internal Audit unit, and by increasing employees’ risk consciousness and the need for vigilance.

Risk Monitoring and Reporting

Monitoring outsourcing risk is the responsibility of the Sourcing & Servicer Steering department together with the Risk Controlling department. The performance of outsourcing partners is reported in a monthly wind-up report and in a detailed service provider management report provided to the Executive Board and project management.

For major strategic projects, documented project risks along with the agreed measures are collected in a database and project risk reports are prepared. These reports contain a detailed overview of all project risks classified as material, their possible causes and potential effects, the assessment of the risks pursuant to the risk matrix as well as recommended steps to manage them and the status thereof. The reports are made available regularly to the Executive Board, the respective program management, FMSA and the Supervisory Board. For IT and specialized projects, project managers report at weekly or monthly project status meetings on changes in the risk situation as well as the status of implementation and effectiveness of mitigation measures adopted.

Other operational risks that concern services are monitored directly by FMS-WM Service. Operational risks and losses incurred by FMS-WM Service or by FMS-WM are reported to the Executive Board and the Supervisory Board in the monthly wind-up report. The results of the operational risk self-assessment are reported to the Executive Board and the Supervisory Board in an annual operational risk report, which also covers the operational events and loss events that occurred and the key risk indicators.

FMS-WM Service publishes a quarterly report on relevant key risk indicators determined in cooperation with FMS-WM’s Risk Controlling department; this report addresses potential operational risks at FMS-WM Service and potential operational outsourcing risks of FMS-WM and is presented to the Executive Board once a year as part of operational risk reporting.

The reports described above provide the Executive Board with a comprehensive overview of operational risks, both at FMS-WM Service and at FMS-WM.

Risk Position

Additional experience gained in fiscal year 2015 enabled both FMS-WM and FMS-WM Service to further stabilize and refine documented structures and processes that lower the risk of occurrence of other operational risks.

In fiscal year 2015, an EL of EUR 17 million (2014: EUR 23 million) was estimated for FMS-WM and FMS-WM Service in the context of the annual operational risk self-assessment. The lower estimate reflected further refined and improved processes in conjunction with stable and experienced staff, among other things. In contrast to fiscal year 2014, no material individual risk was identified.

Out of the total of all identified risks, 94% had an EL of less than EUR 0.1 million, while 6% amounted to between EUR 0.1 million and EUR 0.4 million, and an EL over EUR 0.4 million is only expected for occasional risks.

As the project to take over the Depfa Group was completed in fiscal year 2015, there are currently no project risks from major strategic projects. Risks from IT projects exist, especially in connection with the replacement of the counterparty risk limit system, whose maintenance contract is ending, and in connection with an upgrade of the SUMMIT portfolio management system. These risks are being monitored and managed intensively.

Furthermore, FMS-WM remains subject to substantial risks from the legal complexity of the transferred portfolio

Other Risks

In addition to the credit risk, market risk, liquidity risk and operational risk described above, the following risk types are also material to FMS-WM.

Equity Risk

Equity risk arises at FMS-WM especially from the investment in the Depfa Group, from FMS-WM Service and from shares in property companies that have been transferred to FMS-WM from rescue acquisitions that hold real estate.

Including the hybrid bonds acquired in May 2015, the book value of the Depfa Group’s equity instruments held by FMS-WM amounted to EUR 937 million as of December 31, 2015. FMS-WM regularly conducts impairment testing of the book value of the investment using a discounted cash flow model, which is based on various forecast assumptions and covers the period up to 2040. Assuming a one-year forecast horizon and a confidence level of 99.95%, the Depfa Group estimated in the group-wide analysis of its risk-bearing capacity, which includes all the Depfa Group risk positions, that its capital requirement for covering unexpected losses stood at EUR 0.4 billion as of December 31, 2015 (December 31, 2014: EUR 0.6 billion). The decrease was almost entirely due to the decline in the unexpected loss from credit risks due to an improvement in the rating of a major borrower. Assuming that the unexpected losses calculated in the analysis of the risk-bearing capacity were to immediately affect cash flow and were incurred in addition to the business developments projected in the discounted cash flow valuation model, this results in an equity risk (possible reduction in the company’s value) of EUR 0.4 billion as of December 31, 2015 (December 31, 2014: EUR 0.6 billion).

Risk Controlling at FMS-WM receives the monthly “Depfa Wind Down Report”, which is the primary tool for monitoring and managing changes in various risk types affecting the Depfa Group. Suspicious or implausible developments and ad hoc queries regarding the Depfa Group’s risk positions can be tracked using the daily market liquidity and counterparty risk reports as well as other reports prepared at different intervals.

For major parts of the Depfa Wind Down Report, triggers have been defined which, if exceeded, require a report to be made to the head of Risk Controlling, Finance & Portfolio Steering outlining the event that occurred, including the measures already taken by the Depfa Group.

Major operational risk events and identified material operational risks are similarly reported on an ad hoc basis to Risk Controlling at FMS-WM in line with the limits stipulated for FMS-WM. Risk Controlling informs the head of Risk Controlling, Finance & Portfolio Steering and the Executive Board accordingly. The risks arising from FMS-WM Service, whose privatization was terminated on May 1, 2015 due to the withdrawal of the buying consortium, are still measured and managed by way of direct documentation of the major risk—the operational risk—by applying the uniform, group-wide risk management processes for operational risk.

Real Estate Risk

The Commercial Real Estate unit manages the real estate portfolio that only encompasses rescue acquisitions (takeover of real estate collateral from financing to limit losses in connection with foreclosures). This unit determines the properties’ market values with the support of external experts and commissions repairs and upkeep to maintain the properties’ value.

Similarly to the LGD model in the Commercial Real Estate unit in which a weighted average of the “work-out”, “restructuring” and “financial recovery” scenarios is calculated, real estate risk is determined using a method suitable for the type of real estate and location in question. As of December 31, 2015, real estate risk amounted to around EUR 11 million.

The associated risks are largely managed by selling properties with the aim of unwinding the real estate portfolio in ways that maximize its value.

Strategic Risk

Given the business model of FMS-WM, the risk of management’s disadvantageous corporate decisions or lack of reaction from management to changes in FMS-WM’s business environment are particularly relevant to decisions on wind-up strategies and/or other strategic decisions. Carefully weighing all advantages and disadvantages of the available options can reduce the risk of making wrong decisions.

Reputational Risk

Given the public’s interest in FMS-WM, reputational risk has a material and direct impact on the market presence of FMS-WM as well as on assessments by potential funding and hedging partners of FMS-WM. Reputational risks are managed via coordinated and proactive external communication and the public relations work of the communications unit.

Tax Risk

Tax risk arises from potential changes in tax legislation, potential changes in tax jurisdiction and possible errors in the application of tax laws. FMS-WM uses clearly defined processes to analyze and manage tax risks. It turns to external advisers as necessary in connection with tax matters.

Assessment of the Overall Risk Exposure and Outlook

The largest risks to which FMS-WM is exposed are credit risk, operational risk, in particular outsourcing risk, and—since the takeover of the Depfa Group—equity risk.

FMS-WM’s credit risks arise from the portfolio transferred to FMS-WM from the HRE Group. With the exception of a few cases related to forced extensions, restructurings and rescue acquisitions subject to strict limits, FMS-WM, according to its charter, may not engage in any new business that entails additional credit risks.

The current portfolio of FMS-WM comprises financing, with some instruments having very long maturities. Furthermore, the portfolio also carries high concentration risks which are expected to intensify further over time due to the varying speed with which the portfolio will be unwound through scheduled and unscheduled principal repayment or sales. The greater the concentrations in the portfolio, the greater the danger that actual losses will differ significantly from the average losses expected at the overall portfolio level. Defaults in large positions in the portfolio could therefore put significant downward pressure on financial results. In keeping with its wind-up strategy, which seeks to generate a profit, FMS-WM intends to incrementally reduce the credit risks pursuant to the guidance in the winding-up plan.

The sales in fiscal year 2015 focused on a large portfolio of non-performing Spanish commercial real estate loans in addition to Japanese, Eastern European, Greek and Italian government bonds and Spanish bank bonds.

In fiscal year 2016, FMS-WM will continue to focus on a profitable unwinding of the assets transferred to FMS-WM from the HRE Group and of the portfolio of the Depfa Group in a way that maximizes its value. FMS-WM recognizes risk provisions for at-risk and impaired risk positions by recognizing specific loan loss provisions for loans or by writing down securities. In addition general loan loss provisions are recognized for potential default risks in the portfolio. If necessary, country risk provisions are recognized for country risks.

Market and counterparty risks are subject to stringent limits and extensive monitoring. Changes in the interest rate risk, foreign exchange risk and counterparty risk to be monitored arise in particular from funding and hedging activities. In the case of certain sales strategies, hedging instruments can be unwound at a point in time unrelated to the sale of a position. The resulting open market risk positions are monitored, subjected to limits and reported separately. Reports are issued regularly on the course of the selling process, and when defined triggers are reached, the positions are hedged again.

Besides managing the wind-up portfolio, activities in fiscal year 2015 focused on the acquisition of the Depfa Funding II, III and IV LP hybrid bonds as well as the planned privatization of FMS-WM Service. The purchase of hybrid bonds of the Depfa Group was completed with effect from May 26, 2015.

After withdrawal of the last remaining buying consortium in May 2015, the privatization of FMS-WM Service could not be carried out as originally planned. Group-wide operational risk management activities and corresponding early indicators mitigated the risk of the failed privatization having a negative influence on the operating stability of FMS-WM Service. As a wholly-owned subsidiary of FMS-WM, FMS-WM Service will continue to provide all services to its parent needed for successful unwinding of the portfolio in the customary high quality.

In April 2015, significant accounting activities that had previously been outsourced were successfully taken over by FMS-WM Service.

In October 2015, IT infrastructure and IT support were successfully transferred to the IT service provider ikb Data GmbH. The migration was necessary because the service contract with the previous service provider was expiring.

INTERNAL CONTROL / RISK MANAGEMENT SYSTEM RELEVANT TO THE FINANCIAL REPORTING PROCESS (ICS/RMS)

The ICS and the risk management system relevant to the financial reporting process of FMS-WM serve to ensure compliance with financial reporting standards and requirements and the reliability of its accounting.

Accounting (Finance department) is assigned to the Risk & Finance division and managed by the head of the Risk Controlling, Finance & Portfolio Steering unit.

Responsibility for the general ICS relevant to the financial reporting process rests with the central ICS entity in the Operations Management unit, which is part of the Chief Operating Officer division.

FMS-WM has outsourced material aspects of its accounting, with its subsidiary—FMS-WM Service—not only handling asset management (including subledger accounting, master data management and payment transaction handling) but also general ledger accounting, current financial accounting and annual financial statement preparation from April 1, 2015 onwards. A separate, non-group financial services provider was entrusted with general ledger accounting, current financial accounting and annual financial statement preparation until the end of the first quarter of 2015. As in previous years, a service provider not belonging to the group prepared the regulatory reports in fiscal year 2015.

In addition to services directly related to accounting, IT services were also outsourced; these are also relevant to the accounting-related ICS.

IT services are monitored by the Solution Definition department, which is part of the IT, Sourcing & Servicer Steering unit.

The aforementioned service providers are also subject to the ICS relevant to the financial reporting process at FMS-WM pursuant to contractual provisions.

FMS-WM’s departments manage and supervise these services by applying the criteria defined in service level agreements. FMS-WM’s own employees in the Finance department manage outsourced activities related more specifically to accounting.

In addition to its responsibilities for monitoring and managing outsourced services, FMS-WM is also the ultimate authority for the following methods and decisions related to the financial reporting process:

•	Making decisions on recognition, measurement and disclosure options; and

•	Providing incoming invoices and posting instructions, e.g. for posting valuations, provisions and deferred taxes.

•

An interdepartmental New Product Process (NPP) managed by the Risk Controlling department, which is part of the Chief Risk Officer/Chief Financial Officer division, ensures the correct mapping of products that do not yet exist.

The basic task of FMS-WM’s ICS is to fulfil the following important principles:

•	Safeguarding the effectiveness and efficiency of operations;

•	Propriety and reliability of internal and external accounting; and

•	Compliance with legal requirements relevant to FMS-WM.

Based on the target levels of customary market standards (COSO framework), the principal objectives for the ICS at FMS-WM were specified as follows:

•	Increase transparency and reliability of management-related information for effective and efficient management;

•	Protect business assets by reducing the potential for fraud;

•	Increase process reliability and/or reduce the likelihood of errors in the processes;

•	Create the means to be able to point out opportunities and undesirable developments more quickly; and

•	Ensure compliance with internal and external regulations.

The planning and design of operational control procedures for the ICS takes into account FMS-WM’s internal business policy objectives and principles. To this end, individual control objectives that are derived from the overall objectives are defined for the planned control procedures. These accounting-related control objectives relate to the statements and disclosures in the annual financial statements as to completeness, recognition, accuracy, measurement, rights and obligations, presentation and compliance with the accrual basis of accounting.

Overall responsibility for FMS-WM’s ICS lies with the Executive Board.

The central ICS entity ensures that the ICS framework is firmly integrated in the units of FMS-WM and its service providers. It handles the centralized management of the ICS database, the coordination of the annual standard ICS procedure, and the consolidation of the ICS control confirmation into a high-level ICS report. To ensure the effectiveness of FMS-WM’s ICS, the ICS framework is regularly reviewed for compliance with legal provisions and industry standards, and updated as appropriate.

The relevant unit heads are responsible for identifying the controls required, implementing an appropriate control system in conjunction with the risks relevant to bookkeeping and accounting, and monitoring performance of the controls. The identified control owner is responsible for defining and performing the relevant ICS controls.

Process-independent audits are also utilized by the Internal Audit unit to assess the effectiveness and suitability of FMS-WM’s ICS.

As part of the annual ICS control process carried out by the central ICS entity, the existing controls are validated in the context of group-wide service performance processes. This validation is based on interviews with the relevant unit heads and control owners, and takes into account the results of the annual risk inventory conducted by Risk Controlling as well as the findings of internal and external audits.

For fiscal year 2015, the establishment of the ICS and proper performance of the controls were confirmed in an ICS control attestation by the relevant unit heads at FMS-WM, FMS-WM Service and its managing directors, and the external financial service providers.

In fiscal year 2015, the ICS was acknowledged with regard to large parts of its IT services by a report prepared pursuant to International Standard on Assurance Engagements No. 3402. Furthermore, FMS-WM performed additional IT controls relating to the IT services as needed. As part of a project, the IT-related controls were further refined and integrated into the existing internal control system.

MANAGEMENT AND EMPLOYEES

Supervisory Board

FMSA appointed the first Supervisory Board (Verwaltungsrat) concurrently with the creation of FMS-WM in July 2010. No particular professional qualifications are required apart from experience and expertise in economics and finance. Persons who have been convicted or are being prosecuted for a felony or property offense are precluded from serving, as are those who have been involved in insolvency proceedings or have otherwise declared bankruptcy. Since October 1, 2015, the Supervisory Board has been comprised of eight members. Members of the Supervisory Board are generally appointed for three-year terms. Reappointments are permitted. With effect from January 21, 2015, FMSA appointed Dr. Herbert Walter to the Supervisory Board. With effect from July 1, 2015, FMSA appointed Dr. Tammo Diemer to the Supervisory Board of FMS-WM, succeeding Dr. Andreas Ricker, who had joined the Supervisory Board in August 2010. With effect from October 1, 2015, FMSA appointed Ms. Michaela Maria Eder von Grafenstein and Ms. Birgit Dietl-Benzin to the Supervisory Board. With effect from February 16, 2016, Dr. Jutta Dönges was appointed to the Supervisory Board and replaced Dr. Herbert Walter.

The following table sets forth the names and functions of the current members of FMS-WM’s Supervisory Board, the date of their appointment and their principal occupations outside of FMS-WM as of June 6, 2016.

Name	Date of appointment	Principal occupation
Jan Bettink (Chairman since January 27, 2014)	January 6, 2014	Chief Executive Officer of Berlin Hyp AG and President of the Association of German Pfandbrief Banks
Klemens Breuer (Deputy Chairman since January 27, 2014)	January 6, 2014	Member of the Management Board of Raiffeisen Bank International AG, Global Markets
Dr. Axel Berger	June 17, 2014	Auditor and tax adviser
Dr. Tammo Diemer	July 1, 2015	Managing Director of Bundesrepublik Deutschland Finanzagentur GmbH
Birgit Dietl-Benzin	October 1, 2015	Head Risk & Finance, member of the Executive Board of UBS Deutschland AG
Dr. Jutta Dönges	February 16, 2016	Chairman of the Steering Committee of FMSA
Rita Geyermann	August 20, 2010	Director Loan Securitization at KfW Bankengruppe
Michaela Maria Eder von Grafenstein	October 1, 2015	Member of the Executive Board and Chief Risk Officer of the Aquila Group

Employees of FMSA regularly take part in Supervisory Board meetings in their role as non-voting representatives of the legal regulatory body (FMSA) and as statutory agents of the owner (SoFFin).

As a whole, the Supervisory Board is charged with the oversight and management of the Executive Board (Vorstand) in particular and FMS-WM as a whole, including functions outsourced to the portfolio servicer. It is also responsible for deciding on the winding-up plan, resolutions concerning deviations from the winding-up plan, the annual wind-up report, appointing and removing members of the Executive Board, enacting rules of procedure for the Executive Board, appointing the auditor and adopting the final accounts. The Supervisory Board provides ongoing advice to the Executive Board on matters of particular strategic significance, and it may reserve decision-making for itself on a case-by-case basis.

In addition to its collective decision-making process, the Supervisory Board has also constituted specialized committees from its members, notably the Supervisory Board Risk Committee and the Supervisory Board Audit Committee. The Supervisory Board Risk Committee is tasked with making particularly important lending decisions on a case-by-case basis for loan applications received and voted upon by the Executive Board. In general, the Supervisory Board Risk Committee considers all cases that are particularly relevant to risk (as determined by the risk management process described in “Risk Report—Organizational Structure of Risk Management”), have major effects on profit or loss, or possess major strategic significance.

The Supervisory Board Audit Committee is tasked with providing the necessary information for and conducting the review of the annual financial statement and audit.

Subordinate to the Supervisory Board is the Executive Board and the rest of the operational management of FMS-WM.

Executive Board

The Executive Board manages the business of FMS-WM and represents it in and out of court.

The members of FMS-WM’s Executive Board (Vorstand) are appointed by the Supervisory Board. FMS-WM’s Executive Board currently has three members who are appointed for renewable terms, with each term being limited to a maximum of four years. Members of the Executive Board may be removed by either the Supervisory Board or FMSA for good cause, such as a violation of the felony and bankruptcy provisions in FMS-WM’s charter or for gross violation of their duties.

FMS-WM’s charter requires Executive Board members to exercise prudent, diligent, and sound business judgment and makes them jointly and severally liable for any losses resulting from a breach of that duty. The Executive Board is charged with the business management and legal representation of FMS-WM. It may make legally binding decisions jointly, or it may give power of attorney to one or more persons who may act in concert with each other or, in the case of one person, with another Executive Board Member.

Members of the Executive Board

FMS-WM’s Executive Board currently has three members: Stephan Winkelmeier, Ernst-Albrecht Brockhaus and Frank Hellwig.

Short biographies of the current Executive Board members are set forth below:

Stephan Winkelmeier

Stephan Winkelmeier (former chief financial officer, chief operating officer and chief information officer at Bayerische Landesbank) was appointed effective October 1, 2015. Mr. Winkelmeier serves as spokesmen of the Executive Board and as Chief Risk Officer and Chief Financial Officer of FMS-WM and is responsible for risk controlling, finance & portfolio steering, structured products, infrastructure & asset finance, sovereign and public finance, financial institutions, communications and audit.

After graduating in business administration from the University of Passau, Stephan Winkelmeier worked from 1994 to 2008 at UniCredit Bank AG in Munich and its predecessor, Bayerische Vereinsbank AG, where he held various positions, including senior risk manager and head of the non-core unit. In September 2008, he took over the position of chief risk officer on the executive board of Bank Austria Group in Vienna. In July 2010, he moved to the executive board of Bayerische Landesbank, where he held the position of chief financial officer from April 2011 and then additionally of chief operating officer/chief information officer from August 2013, while also temporarily acting as chief executive officer of the internal restructuring unit.

Ernst-Albrecht Brockhaus

Ernst-Albrecht Brockhaus (former director of group treasury and investor relations at Bayerische Landesbank in Munich) was appointed effective September 1, 2010. Mr. Brockhaus is responsible for treasury, markets, derivatives & market advisory and commercial real estate.

After graduating in business administration from the University of Cologne, Ernst-Albrecht Brockhaus began his professional career in 1988 as a senior trader for interest derivatives at Trinkaus & Burkhardt. This was followed by positions at Sal. Oppenheim, Commerzbank and Deutsche Bank in asset/liability and product/risk management. In 2000, he joined Deutsche Verkehrsbank as director of the group treasury. From 2002 on, Mr. Brockhaus worked for Bayerische Landesbank, most recently as director of group treasury and investor relations. In this position, he was responsible for both planning and securing liquidity for Bayerische Landesbank’s group-wide treasury governance.

Frank Hellwig

Frank Hellwig (former General Manager of FMS-WM) was appointed effective January 1, 2015. Mr. Hellwig serves as Chief Operating Officer of FMS-WM and is responsible for the service and staff functions within FMS-WM.

After graduating in business administration, Frank Hellwig initially worked at Hypo-Bank AG before moving to HypoVereinsbank AG in 1998 as deputy director of group-wide accounting, management and controlling. From 2003 to 2009, Mr. Hellwig was a member of the Management Board of Hypo Real Estate Bank AG, where he was responsible for operations, personnel and finance, among other matters. Most recently, he acted as head of sourcing and corporate services at Deutsche Pfandbriefbank AG, a position with global responsibilities.

Executive Board Committees

The Executive Board has formed several specialized committees to carry out various operational and strategic roles. These include the Executive Board’s Risk Committee, the Portfolio Steering Committee, and the ALCO.

The Risk Committee is the corporate body that makes lending decisions in operational terms at the management level of FMS-WM. All members of the Executive Board and FMS-WM’s Head of Risk Controlling, Finance & Portfolio Steering (if absent, their deputies) have the right to vote subject to applicable substitution rules. The Executive Board’s Risk Committee makes loan decisions that must be made at the management level because they are relevant to FMS-WM’s exposure to risk.

The Portfolio Steering Committee is primarily responsible for adjustments of the winding-up plan subject to approval by the Supervisory Board and FMSA; recognition of specific and general provisions; adjustments of methods (for all risk types); and strategic decisions in respect of segments (e.g., geographic regions, asset classes, etc.); and general risk management. All members of the Executive Board and FMS-WM’s Head of Risk Controlling, Finance & Portfolio Steering (if absent, their deputies) have the right to vote.

The ALCO serves as the Executive Board’s key body tasked with information gathering, monitoring and management activities in connection with strategic decisions related to the structure of FMS-WM’s balance sheet and related liquidity and market risks. All members of the Executive Board and FMS-WM’s Head of Risk Controlling, Finance & Portfolio Steering (if absent, their deputies) have the right to vote subject to applicable substitution rules. ALCO’s main tasks include monitoring the performance of FMS-WM and the structure of its balance sheet in respect of the winding-up plan, discussing its liquidity and market risk exposures (which includes adopting the requisite funding and hedging strategies) as well as fixing the relevant standards and guidelines for management of liquidity and market risks.

Employees

Recruiting highly qualified employees was an immediate priority for the Human Resources department of FMS-WM following the launch of operations in October 2010. By the end of 2010, all second-tier management had been filled. As of December 31, 2015, FMS-WM had 138 out of a target 147 positions had been filled (December 31, 2014: 141). The target number is dynamically adjusted to the requirements of portfolio management and refinancing efforts. Since the fourth quarter of 2012, open positions have, with few exceptions, been filled only temporarily in accordance with the plan to reduce the workforce in subsequent years following the successful establishment of FMS-WM’s target structure and to unwind the portfolio.

INDEPENDENT AUDITORS

The financial statements for the year ended December 31, 2015, including the balance sheet, the income statement, the notes to the financial statements, the cash flow statement and the statement of changes in equity have been audited by KPMG AG Wirtschaftsprüfungsgesellschaft, independent auditors, as stated in their report appearing elsewhere herein, and are included in reliance upon their report.

The auditor’s report (Bestätigungsvermerk) has been issued in accordance with Section 322 of the HGB on the annual financial statements and the management report (Lagebericht) of FMS-WM as of and for the fiscal year ended December 31, 2015. The management report is neither included nor incorporated by reference in this Annual Report on Form 18-K.

FINANCIAL STATEMENTS AND REPORT OF THE INDEPENDENT AUDITORS

ANNUAL FINANCIAL STATEMENTS

BALANCE SHEET FOR THE FISCAL YEAR ENDED 31 DEC. 2015

of FMS Wertmanagement

Assets				in € thousand	in € thousand	31.12.2015 in € thousand	31.12.2014 in € thousand
1.	Cash reserve
	a)	Balances with central banks			2,959,793		87,915
		Of which: with Deutsche Bundesbank € 2,959,793 thousand (previous year: € 87,915 thousand)

						2,959,793	87,915
2.	Loans and advances to banks
	a)	Payable on demand			30,656,179		30,177,928
	b)	Other receivables			3,008,905		6,337,737

						33,665,084	36,515,665
3.	Loans and advances to customers					17,127,663	22,397,150
	Of which: secured by mortgages € 1,361,087 thousand (previous year: € 2,118,482 thousand) Public-sector loans EUR 6,273,462 thousand (previous year: € 7,987,456 thousand)
4.	Debt instruments
	a)	Bonds and notes
		aa)	Public-sector issuers	41,391,820			44,679,202
			Of which: eligible as collateral for Deutsche Bundesbank advances € 28,366,828 thousand (previous year: € 30,783,893 thousand)
		ab)	Other issuers	44,352,085			45,850,313

			Of which: eligible as collateral for Deutsche Bundesbank advances € 7,059,517 thousand (previous year: € 9,422,429 thousand)		85,743,905		90,529,515
	b)	own debt instruments			27,033,075		29,220,003

		Principal amount € 27,015,278 thousand (previous year: € 29,211,316 thousand)				112,776,980	119,749,518
5.	Shares and other non-fixed-income securities					696,760	0
6.	Other long-term equity investments					6,829	6,829
	Of which: in banks € 0 thousand (previous year: € 0 thousand)
	Of which: in financial services institutions € 3 thousand (previous year: € 0 thousand)
7.	Shares in affiliated companies					743,772	807,566
	Of which: in banks € 240,000 thousand (previous year: € 323,274 thousand)
	Of which: in financial services institutions € 435,151 thousand (previous year: € 345,698 thousand)
8.	Fiduciary assets					0	276
	Of which: Fiduciary loans € 0 thousand (previous year: € 276 thousand)
9.	Intangible fixed assets					2,734	1,050
	purchased concessions, industrial and similar rights and assets, and licences in such rights and assets
10.	Tangible fixed assets					499	617
11.	Other assets					270,847	790,523
12.	Prepaid expenses					2,856,859	3,271,741
Total assets						171,107,820	183,628,850

Equity and liabilities		in € thousand	in € thousand	31.12.2015 in € thousand	31.12.2014 in € thousand
1.	Liabilities to banks
	a) Payable on demand		9,181,634		449,883
	b) With agreed maturity or notice period		14,110,954		19,826,156

				23,292,588	20,276,039
2.	Liabilities to customers
	Other liabilities
	a) Payable on demand		21,163		11,333
	b) With agreed maturity or notice period		13,958,653		17,563,702

				13,979,816	17,575,035
3.	Securitised liabilities
	Debt instruments issued			116,305,600	127,493,449
4.	Fiduciary liabilities			0	276
	Of which: Fiduciary loans € 0 thousand (previous year: € 276 thousand)
5.	Other liabilities			499,578	529,556
6.	Deferred income			15,661,953	16,315,822
7.	Provisions
	a) Provision for taxes		6,457		2,432
	b) Other provisions		633,867		1,004,193

				640,324	1,006,625
8.	Equity
	a) Subscribed capital		200		200
	b) Capital reserves		1,800		1,800
	c) Retained earnings
	ca) Other retained earnings		430,048		116,646
	d) Net retained profits		295,913		313,402

				727,961	432,048
Total equity and liabilities				171,107,820	183,628,850
1.	Contingent liabilities
	Contingent liabilities from guarantees and indemnity agreements			2,240,118	3,641,024
2.	Other obligations
	Irrevocable loan commitments			6,660,735	3,853,038

INCOME STATEMENT

of FMS Wertmanagement for the period from 1 January until 31 December 2015

Income statement				in € thousand	in € thousand	01.01. – 31.12.2015 in € thousand	01.01. – 31.12.2014 in € thousand
1.	Interest income from
	a)	Lending and money market transactions		4,618,060			5,289,230
	b)	Fixed-income securities and registered government debt		2,433,771			2,558,467

					7,051,831		7,847,697
2.	Interest expenses				–6,512,116		–7,321,397

						539,715	526,300
3.	Current income from
	a)	Shares in affiliated companies				20,796	0
4.	Income from profit pooling, profit transfer or partial profit transfer agreements					3,229	6,570
5.	Commission income				92,528		81,504
6.	Commission expenses				–28,804		–25,179

						63,724	56,325
7.	Other operating income					16,702	16,925
8.	General and administrative expenses
	a)	Personnel expenses
		aa)	Wages and salaries	–22,288			–23,324
		ab)	Social security, post-employment and other employee benefit costs	–2,628			–2,622

			Of which: in respect of post-employment benefits € 715 thousand (previous year: € 724 thousand)		–24,916		–25,946
	b)	Other administrative expenses			–184,887		–218,866

						–209,803	–244,812
9.	Depreciation, amortisation and write-downs of intangible and tangible fixed assets					–880	–2,805
10.	Other operating expenses					–55,008	–18,011
11.	Write-downs of and valuation allowances on receivables and certain securities, and additions to loan loss provisions				–560,056		0
12.	Income from reversals of write-downs of receivables and certain securities and from the reversal of loan loss provisions				0		–77,059

						–560,056	109,205
13.	Write-downs of and valuation allowances on shares in affiliated companies, other long-term equity investments and securities classified as fixed assets				0		–77,059
14.	Income from reversals of write-downs of other equity investments, shares in affiliated companies and securities classified as fixed assets				594,974

						594,974	–77,059
15.	Result from ordinary activities					413,393	372,638
16.	Taxes on income					–117,480	–72,755
17.	Other taxes not included in “Other operating expenses”					0	13,519
18.	Net income for the year					295,913	313,402
19.	Net retained profits					295,913	313,402

CASH FLOW STATEMENT

of FMS Wertmanagement for the period from 1 January until 31 December 2015

Cash flow statement			01.01. – 31.12.2015 in € thousand	01.01. – 31.12.2014 in € thousand
1.		Net income/loss for the period	295,913	313,402
		Non-cash items included in net income/loss for the period and reconciliation to cash flow from operating activities
2.	+/–	Depreciation, amortisation and write-downs and valuation allowances on receivables and items of fixed assets/reversals of such write-downs and valuation allowances	263,501	–284,701
3.	+/–	Increase/decrease in provisions	–370,730	–181,789
4.	+/–	Other non-cash expenses/income	620,236	884,448
5.	–/+	Gain/loss on disposal of fixed assets	–3	0
6.	–/+	Other adjustments (net)	–24,025	0
7.	–/+	Increase/decrease in loans and advances to banks	2,405,014	–12,223,644
8.	–/+	Increase/decrease in loans and advances to customers	5,108,001	6,855,980
9.	–/+	Increase/decrease in securities	9,617,185	9,407,758
10.	–/+	Increase/decrease in other assets relating to operating activities	1,049,162	135,417
11.	+/–	Increase/decrease in liabilities to banks	2,863,007	–1,951,089
12.	+/–	Increase/decrease in liabilities to customers	–4,987,635	–10,474,326
13.	+/–	Increase/decrease in securitised liabilities	–12,771,400	8,733,416
14.	+/–	Increase/decrease in other liabilities relating to operating activities	–1,347,927	–809,368
15.	+/–	Interest expense/interest income	–539,715	–526,300
16.	+/–	Income tax expense/income	117,480	72,755
17.	+	Interest and dividend payments received	7,072,627	7,847,697
18.	–	Interest paid	–6,512,116	–7,321,397
19.	–/+	Income taxes paid	–142,805	–136,432
20.	=	Cash flows from operating activities	2,715,770	341,827
21.	+	Proceeds from disposal of long-term financial assets	19,976	0
22.	–	Payments to acquire long-term financial assets	–696,763	–373,213
23.	+	Proceeds from disposal of tangible fixed assets	6	1
24.	–	Payments to acquire tangible fixed assets	–60	–75
25.	+	Proceeds from disposal of intangible fixed assets	0	7,873
26.	–	Payments to acquire intangible fixed assets	–2,388	–748
27.	=	Cash flows from investing activities	–679,229	–366,162
28.	=	Cash flows from financing activities	0	0
29.		Net change in cash funds	2,036,541	–24,335
30.	+/–	Effect on cash funds of exchange rate movements and remeasurements	64,086	58,586
31.	+	Cash funds at beginning of period	926,667	892,416
32.	=	Cash funds at end of period	3,027,294	926,667

For further explanations of the cash flow statement, please see the section on accounting policies in the notes.

STATEMENT OF CHANGES IN EQUITY

Statement of changes in equity for the period from 1 January until 31 December 2015

Statement of changes in equity	Balance at 01.01.2015 in € thousand	Appropriation of net income/loss in € thousand	Net income for the year in € thousand	Balance at 31.12.2015 in € thousand
Subscribed capital	200	0	0	200
Capital reserves	1,800	0	0	1,800
Other retained earnings	116,646	313,402	0	430,048
Net retained profits	313,402	–313,402	295,913	295,913
Equity as defined by German commercial law	432,048	0	295,913	727,961

Net retained profits from the 2014 fiscal year were transferred to retained earnings as per resolution of 13 April 2015.

STATEMENT OF CHANGES IN EQUITY

Statement of changes in equity for the period from 1 January until 31 December 2014

Statement of changes in equity	Balance at 01.01.2014 in € thousand	Appropriation of net income/loss in € thousand	Net income for the year in € thousand	Balance at 31.12.2014 in € thousand
Subscribed capital	200	0	0	200
Capital reserves	1,800	0	0	1,800
Other retained earnings	0	116,646	0	116,646
Net retained profits	116,646	–116,646	313,402	313,402
Equity as defined by German commercial law	118,646	0	313,402	432,048

NOTES

GENERAL INFORMATION ON THE ANNUAL FINANCIAL STATEMENTS

Legal framework

FMS Wertmanagement AöR (hereafter: FMS Wertmanagement) was founded on 8 July 2010 and recorded in the Commercial Register of the Munich Local Court on 13 September 2010.

Under agreements dated 29 and 30 September 2010, a portfolio with a nominal value of around EUR 175.7 billion (excluding derivatives) was transferred to FMS Wertmanagement effective 1 October 2010.

FMS Wertmanagement is an organisationally and financially independent winding-up institution under public law with partial legal capacity that may engage in legal transactions in its own name, sue and be sued in court. It is regulated and supervised by FMSA and the Federal Financial Supervisory Authority (BaFin).

In 2012, FMS Wertmanagement established its own service entity (FMS Wertmanagement Service GmbH), which assumed responsibility for portfolio servicing and the provision of all material services associated with it effective 1 October 2013. FMS Wertmanagement retains final decision-making powers and ultimate responsibility for the risk assets under management. The master agreement governing the outsourcing of business processes and services also grants FMS Wertmanagement extensive rights to obtain information and perform inspections, enabling the latter to monitor and control the servicing of the risk assets by FMS Wertmanagement Service GmbH, Munich (FMS Wertmanagement Servicegesellschaft). FMS Wertmanagement Servicegesellschaft maintains a total of four offices, in Unterschleibheim, London, Dublin and New York.

IBM Deutschland and other companies have also been hired to provide necessary IT services.

DEPFA BANK plc

Effective 19 December 2014, FMS Wertmanagement acquired all shares in DEPFA BANK plc, Dublin. With this action, FMS Wertmanagement implemented the resolution of 13 May 2014 by the inter-ministerial steering committee, which, after considering all options, decided to wind up DEPFA BANK plc and its subsidiaries via FMS Wertmanagement.

Accounting principles

These annual financial statements of FMS Wertmanagement were prepared in accordance with Section 8a (1) sentence 10 in conjunction with Section 3a (4) of the German Law Establishing a Financial Market Stabilisation Fund (Gesetz zur Errichtung eines Finanzmarktstabilisierungsfonds – FMStFG) and the supplementary provisions of its Charter pursuant to the provisions of the German Commercial Code for large corporations, the supplementary provisions of the German Commercial Code (Handelsgesetzbuch – HGB) for credit institutions and financial services institutions as well as the requirements of the German Accounting Directive for Banks and Financial Services Providers (Verordnung über die Rechnungslegung der Kreditinstitute und Finanz-dienstleistungsinstitute – RechKredV).

Since FMS Wertmanagement is a capital market oriented organisation as defined by Section 264d HGB, it has expanded its annual financial statements to include a statement of changes in equity and a cash flow statement in accordance with Section 264 (1) Sentence 2 HGB. A management report has also been prepared.

Accounting policies

Assets, liabilities as well as prepaid expenses and deferred income are recognised in accordance with Section 246 ff. HGB. Assets, liabilities and executory contracts are measured based on the principles of Section 252 ff. HGB in conjunction with Section 340 ff. HGB. Pursuant to Section 2 (1) RechKredV, FMS Wertmanagement used Form 1 to structure the balance sheet and Form 3 (vertical presentation format) for the income statement.

FMS Wertmanagement took over assets, provisions, liabilities, prepaid expenses and deferred income as well as derivatives effective as at 1 October 2010 for accounting purposes. The transfer of assets is recognised in line with general principles; with respect to the assets taken over as part of the spin-off for absorption (Section 123 (2) No. 1 UmwG) recognition is based on Section 24 UmwG. FMS Wertmanagement made use of the option in Section 24 UmwG, which provides for a continuation of the transferring entity’s book values.

Those book values were used if the assets were transferred to FMS Wertmanagement under so-called “concentration agreements”. If the transferor prepares its accounting pursuant to the International Financial Reporting Standards (IFRS), the IFRS book value corresponds to FMS Wertmanagement’s acquisition cost. The IFRS book value contains hedge adjustments for loans, advances and securities that were reported in micro hedges; the hedge adjustments related to securities are reported under the item “debt instruments” and those for loans under prepaid expenses and deferred income. The hedge adjustments for loans or securities are generally contrasted by the fair values of the hedging derivatives transferred. The payments that FMS Wertmanagement has received or made for the hedging derivatives are shown under prepaid expenses and deferred income. The hedge adjustments and the recognised items for accrued payments related to derivatives are amortised regularly over the remaining terms to maturity of the corresponding transactions. Expenses and income from such amortisation are reported under interest expense or interest income. Both amortisation and current premium payments related to credit default swap (CDS) exposures are reported under the item headings “Commission income” or “Commission expenses”.

The fact that the transferring entity’s book value represents the transfer price was to be taken into account as part of the acquisition process. Consequently, the write-downs recognised by the transferring entity were to be taken into account in the determination of the transfer price. The transfer price in turn represented FMS Wertmanagement’s cost.

Loans and advances to banks and loans and advances to customers are generally carried at their nominal value less “risk provision” in the form of specific and general loan loss provisions. Differences between the nominal value and the cost, which are similar in nature to interest, are accounted for in prepaid expenses and deferred income and recognised in profit or loss under net interest income on a pro-rata basis over the term of the receivable. The proportionate interest calculated at the reporting date is recognised together with the underlying receivable.

On the basis of proposals by the portfolio servicer, analyses by other expert third parties and analyses by FMS Wertmanagement itself, specific loan loss provisions and other provisions are recognised for individual risks that have arisen in the lending business. Expected future proceeds from the realisation of collateral were discounted over the realisation period as necessary using a market interest rate with matching maturities.

Latent risks in the lending business are covered by general loan loss provisions set up in line with the requirements of the IDW statement BFA 1/1990 on the recognition of general loan loss provisions. They are calculated based on the expected loss determined by the portfolio servicer, which is modelled for the case in question using several parameters: probability of default, amount of exposure in the event of a default and expected recovery rate in the event of a default.

Collective country valuation allowances are also recognised for loans to borrowers in countries with discernible country risks. They are recognised in accordance with the methods required under German tax law. The countries to be included and the amount of the valuation allowances are determined on the basis of external country ratings that reflect current and expected economic data as well as the overall political situation in the countries in question.

Debt instruments are allocated to fixed assets (financial assets) because they are continuously used for operations. These are measured at amortised cost in accordance with Section 253 (1) and (3) HGB. If FMS Wertmanagement believes that the assets are permanently impaired, impairment losses are charged in accordance with Section 340e (1) Sentence 1 HGB. The existence of permanent impairment is determined in the case in question on the basis of information supplied by the portfolio servicer and commissioned expert third parties and obtained through FMS Wertmanagement’s own investigations. The test of whether there is permanent impairment is generally conducted similar to the test for impairment of loan receivables, except that market values representing an additional trigger in the test for impairment of wind-up clusters with a high percentage of securities traded on liquid markets are to be taken into account.

Investment securities that are not permanently impaired are included in the measurement base for calculating the general loan loss provision. When the reasons for permanent impairment no longer apply, write-ups are charged in accordance with Section 253 (5) Sentence 1 HGB up to a maximum of the amortised cost.

Own bonds bought back are allocated to current assets (liquidity reserve). They are measured in accordance with the strict lower-of-cost-or-market principle in accordance with Section 253 (4) HGB.

The fair values of securities and derivatives are determined either based on external rate sources (e.g. via stock exchanges or other providers such as Reuters) or based on fair values derived from internal measurement models (mark to model). Fair values of securities are largely determined on the basis of securities prices obtained from external sources. The fair value of own issues bought back and allocated to current assets takes into account FMS Wertmanagement’s own credit risk. Derivatives are largely measured using specific measurement models, whereby the counterparty risk in the case of unsecured OTC derivatives is taken into account when determining any provisions for expected losses for hedge inefficiencies or for stand-alone derivatives.

In the measurement of secured derivatives, future cash flows are discounted on the basis of EONIA swap curves.

Securities holdings are measured based on the following measurement hierarchy, which is oriented above all on the availability of plausible external market data:

•	If an (indicative) market price (rate) is available for a liquid market, it is used.

•	If a market price is not available or the market is not sufficiently liquid, the measurement is converted to a proxy measurement based on the available market prices for similar securities.

•	If an appropriate proxy security cannot be identified, the measurement is carried out using the benchmark spreads or estimated spreads determined by the portfolio servicer’s experts.

•	Securities not measured based on market prices, proxies, or spreads, (e.g. structured inflation-linked bonds) are measured based on actuarial valuation models.

The parameters for internal measurement models (e.g. interest rate curves, volatilities, spreads) are derived from external sources and reviewed by Risk Controlling as to their plausibility and accuracy. The models used for measuring structured derivatives are initially calibrated on the basis of market data, with the subsequent measurement being based on the resulting model parameters.

Differences that stem from the reporting of securities classified as fixed assets above their fair value based on application of the moderate lower-of-cost-or-market principle are shown separately in the notes.

FMS Wertmanagement holds positions in asset-backed securities. These structured financial instruments are not required to be separated; they are carried as a uniform asset and in compliance with IDW AcP HFA 22.

Securities repurchase agreements (repos) are reported in accordance with the provisions of Section 340b HGB. The securities sold under genuine repurchase agreements are still reported in the balance sheet of FMS Wertmanagement. Depending on the transferee, the obligation to repurchase securities sold under repo agreements is presented under the balance sheet item, liabilities to banks, or the balance sheet item, liabilities to customers. If reverse repo transactions were entered into to place excess liquidity on the money market, the resulting receivables are recognised under the balance sheet item, loans and advances to banks or the balance sheet item, loans and advances to customers, depending on the transferor. The specific securities are not presented in FMS Wertmanagement’s balance sheet due to the lack of beneficial ownership.

The Shares and other non-fixed-income securities balance sheet item exclusively contains the hybrid bonds acquired in 2015 of DEPFA Funding II LP, London (DEPFA Funding II), DEPFA Funding III LP, London (DEPFA Funding III) and DEPFA Funding IV LP, London (DEPFA Funding IV). These hybrid bonds are recognised at cost. Like fixed assets, all shares in this balance sheet item are measured in accordance with the moderate lower-of-cost-or-market principle.

Shares in affiliated companies and other long-term equity investments are recognised at cost. If impairment is expected to be permanent, write-downs to the lower fair value are recognised.

Tangible fixed assets are recognised at cost less depreciation. The useful life is determined based on the expected wear and tear of the tangible fixed assets.

Intangible assets are recognised at cost less amortisation. The useful life is determined based on factors expected to limit the longevity of the intangible assets.

For the sake of simplicity and in compliance with the tax regulations, assets costing EUR 150.00 or less before VAT are written down in full in the year of acquisition. Assets costing between EUR 150.00 and EUR 1,000.00 before VAT are presented in an omnibus account that is written down over five fiscal years using the straight-line method.

As in the previous year, FMS Wertmanagement does not make use of the option to carry the surplus of deferred tax assets in the balance sheet in accordance with Section 274 (1) Sentence 2 HGB. Deferred tax assets and deferred tax liabilities are initially calculated on temporary differences between the book values of the assets or liabilities and their tax base and measured based on a tax rate of 30.25%. The combined income tax rate comprises corporate income tax, trade tax and the solidarity surcharge. In a general overview, FMS Wertmanagement’s deferred tax assets exceed its deferred tax liabilities. The surplus of deferred tax assets at 31 December 2015 stems from temporary differences, especially with respect to loans and advances to banks, loans and advances to customers, debt instruments, shares in affiliated companies as well as provisions for expected losses and litigation costs. Tax loss carryforwards also exist.

Based on the existing control and profit-and-loss transfer agreement dated 16 October 2012, there is a consolidated VAT, corporate income tax and trade tax group with FMS Wertmanagement Servicegesellschaft. Consequently, the German tax obligations of FMS Wertmanagement Servicegesellschaft are disclosed in FMS Wertmanagement’s financial statements.

Prepaid expenses include:

•	Expenditures prior to the reporting date where these concern expenses in a certain period of time after the reporting date;

•	Deferrals (discounts) in connection with the issuing business;

•	Deferrals in connection with derivative products. This primarily concerns payments made for the derivatives taken over from HRE Group companies (positive fair values).

•

Positive differences between the nominal value of receivables and the cost, which are similar in nature to interest, are included in the prepaid expenses. This basically concerns payments that FMS Wertmanagement has made for the hedge adjustments of the hedged items taken over from the HRE Group companies, provided the hedged items are loans. These hedged items were accounted for by the transferor in accordance with IFRSs, with the IFRS book value (including the IFRS hedge adjustment) constituting the transfer price.

As a rule, prepaid expenses are amortised on a pro rata basis. To the extent that prepaid expenses include payments in connection with the takeover of derivatives and there are serious doubts regarding the contracts’ validity or the recoverability of the payments for the derivatives taken over that are recognised under prepaid expenses, these components of prepaid expenses are reversed through profit or loss.

Liabilities are carried at their settlement amount. Differences between the issue amount and the settlement amount of the liabilities are posted to deferred income or prepaid expenses and reversed through profit and loss on a pro rata basis.

Provisions for uncertain liabilities and provisions for expected losses from executory contracts are recognised at the settlement amount dictated by prudent business judgement. Provisions with a remaining maturity of more than one year are generally discounted in accordance with Section 253 (2) HGB using the average market interest rate of the past seven fiscal years corresponding to their remaining maturity. The applicable interest rates are published by the Bundesbank. Provisions for expected losses from executory contracts (derivatives) were recognised in the amount of the existing excess of expected obligations over expected benefits.

Regardless of future developments, if a fixed excess obligation exists in the relevant market risk factors for a derivative, this is not recognised as a provision for expected losses but instead in other liabilities.

Deferred income includes:

•	Proceeds received prior to the reporting date where these concern income in a certain period of time after the reporting date

•	Deferrals (premiums) in connection with the issuing business

•	Deferrals in connection with derivative products. This mainly concerns payments that FMS Wertmanagement received for the derivatives taken over from HRE Group companies (negative fair values).

•

Deferrals in connection with the lending business (discounts on receivables). This basically concerns payments that FMS Wertmanagement has received for the hedge adjustments of the hedged items taken over from the HRE Group companies. These hedged items were accounted for by the transferor in accordance with IFRSs, with the IFRS book value (including the IFRS hedge adjustment) constituting the transfer price.

Deferred income is amortised on a pro rata basis.

Derivative financial instruments are entered into to hedge interest rate risk in individual hedged items, to manage general interest rate risk and to hedge inflation, counterparty and currency risks.

•

Derivative financial instruments serving to hedge the market risks (basically interest rate risks) of individual hedged items are aggregated into micro hedges along with the hedged items in accordance with Section 254 HGB.

•

Derivative financial instruments that are used to manage the general interest rate risk are aggregated into an offsetting item with the other transactions in the banking book (securities and loans) that are interest-based and regarded as non interest-induced as well as the issues floated for funding purposes. Prevailing opinion holds that this is not a hedge under Section 254 HGB but an accounting practice.

•

Derivatives such as credit default swaps are used to hedge counterparty risks. As a rule, these derivatives are not aggregated with other hedged items in hedges and are measured in accordance with the general principles of commercial law (in accordance with IDW BFA 1).

•

Derivative financial instruments such as currency and cross currency interest rate swaps serve to fund or manage FMS Wertmanagement’s liquidity in the individual foreign currencies. They are used in connection with the management of foreign currency positions to close open risk positions.

Consistent with the specifications of risk management, documented hedging relationships are entered into at the transaction level (micro hedges) to hedge market risks. FMS Wertmanagement recognises these hedging relationships using the net hedge presentation method (“Einfrierungsmethode”) in accordance with Section 254 HGB. Where the offsetting changes in value resulting from the hedged risk (especially interest rate risk) are compensated, the changes in value in the hedged item or in the hedging instrument were not recognised. Where the offsetting changes in value resulting from the hedged risk of the hedged item and the hedging instrument are not compensated, the general accounting policies are used for this ineffective portion. In an existing excess obligation, the ineffective portion of the hedge’s hedged risk is recognised as an expense in accordance with the imparity principle pursuant to IDW RS HFA 35 through the recognition of a provision for expected losses. The ineffective portion is computed by comparing the change in value from the hedged risk of the hedged item with the change in value from the hedged risk of the hedging instrument. Excess obligations for unhedged risks are recognised in accordance with the imparity principle through the recognition of a provision for expected losses. Expenses from additions to provisions for expected losses are shown in the net revaluation gain/loss for the lending and securities business.

FMS Wertmanagement took over a portfolio consisting of synthetic US CMBS financial instruments. Until 30 June 2015, the totality of the instruments defined for this portfolio constituted a hedge pursuant to Section 254 HGB which served in particular to hedge the risks from US CMBS. This hedge was closed effective 1 July 2015. The derivatives of this portfolio are now accounted for at transaction level pursuant to the general principles. Due to their complex structures and because market liquidity remained insufficient during the reporting year, as at the end of the previous reporting period these financial instruments were measured using a fundamental, model-based valuation based on market data (especially ratings). On this basis, provisions for expected losses are recognised at transaction level to cover default risks if required.

All hedges were tested for effectiveness. The effectiveness of the hedges was examined primarily on the basis of linear regression.

In addition, FMS Wertmanagement holds credit derivatives (e.g. credit default swaps – CDS) where it is the guarantor. These credit derivatives are accounted for in accordance with IDW AcP BFA 1.

In addition to the necessary and recognised provisions for expected losses for hedges, the entire interest rate portfolio and/or banking book is evaluated for the existence of an excess obligation. All interest-based financial instruments (referred to in the German literature as a “Refinanzierungsverbund”) are included in this evaluation, including those that are designated as hedges under Section 254 HGB. Additional provisions for expected losses for the excess obligation are only recognised in accordance with the provisions under IDW AcP BFA 3 if an excess obligation existed in this offsetting item. SoFFin’s loss compensation obligation under Section 7 of FMS Wertmanagement’s Charter is included in the offsetting item.

For derivatives secured in hedges, the change in value resulting from the change in the measurement of secured derivatives (discounting of future cash flows on the basis of EONIA swap curves) was not considered a portion of the hedged risk and was recognised in connection with the determination of the overall excess obligation from the banking book.

Contingent liabilities are disclosed below the line at their nominal amount after deduction of any risk provisions.

Foreign currency items in the balance sheet are translated into the reporting currency (euros) in accordance with the provisions of Section 256a HGB in conjunction with Section 340a (1) and Section 340h HGB and pursuant to the provisions of IDW AcP BFA 4. FMS Wertmanagement translated its assets and liabilities at the average spot rate prevailing at 31 December 2015 using the respective reference exchange rate of the European Central Bank. Expenses and income arising from the currency translation of on-balance sheet and off-balance sheet transactions denominated in foreign currencies with special coverage in the same currency are presented net in other operating expenses or other operating income. If excess assets result from the translation of off-balance sheet transactions denominated in foreign currencies within the context of special coverage according to Section 340h HGB, these are recognised in other assets. If excess liabilities arise in this way, they are reported as other liabilities. If forward exchange transactions serve to hedge interest-bearing items, the forward rate is split into its two elements (spot rate and swap rate) in order to account for them separately for the purpose of determining the result. Until 31 December 2013 (inclusive), FMS Wertmanagement included the excess of receivables or obligations arising from derivatives featuring swap agreements with an exchange of principal in offsetting for the balancing item for translation of off-balance sheet transactions denominated in foreign currencies related to special coverage under Section 340h HGB.

To the extent that derivative financial instruments feature the exchange of principal (swap agreements with an exchange of principal), payments received or payments yet to be made are recognised in other liabilities. Payments made or payments yet to be received are reported in other assets.

Expenses and income were translated into euros at the exchange rate on the transaction date. Expenses and income arising from the currency translation are presented net under other operating expenses or other operating income.

Interest income and interest expense for swaps entered into are presented gross, i.e. not netted, in the income statement.

Negative interest is shown in the income statement in accordance with the transaction underlying the agreement of negative interest: Negative interest contractually agreed for assets reduces interest income, whereas interest contractually agreed for liabilities reduces interest expense. The effect of negative interest is reported in the notes in the section explaining net interest income.

FMS Wertmanagement avails itself of the options under Section 340f (3) HGB. Accordingly, income and expenses from the measurement of loans, advances and securities allocated to the liquidity reserve may be shown in a single item after offsetting against income and expenses from the disposal of such transactions. This also includes additions to or reversals of loan loss provisions.

FMS Wertmanagement avails itself of the options under Section 340c (2) HGB. Accordingly, expenses from write-downs on long-term equity investments, shares in affiliated companies and securities classified as fixed assets may be offset against the income from additions to such assets and shown in a single expense and income item. Under Section 340c HGB, the expenses and income from transactions involving such assets may also be included. FMS Wertmanagement also reports the profit/loss from the sale of securities as well as the profit/ loss from the termination of related derivatives transactions in this item.

The cash flow statement was prepared using the indirect method in accordance with GAS 21. The cash funds reported comprise demand deposits with banks that are payable on demand and do not serve as collateral for financial derivatives, as well as balances with Deutsche Bundesbank. Due to a change in the method of calculating currency translation related changes in the book value of balance sheet items and cash funds during fiscal year 2015, individual comparative figures in the cash flow statement for the prior period were adjusted to improve the comparability of the periods presented in the annual financial statements.

NOTES TO THE BALANCE SHEET

Assets

Cash reserve

The cash reserve item shows a credit balance with Deutsche Bundesbank in the amount of EUR 2,960 million (31 December 2014: EUR 88 million).

Loans and advances to banks

	31.12.2015 in € million	31.12.2014 in € million
a) Payable on demand	30,656	30,178
b) Other receivables	3,009	6,337

Total	33,665	36,515

Of which: to affiliated companies	1,179	1,555
Of which: to other long-term equity investments	0	0

The increase in receivables payable on demand mainly results from a greater need for collateral provided in the form of cash for derivative positions. The decrease in other receivables mainly results from expired repo transactions.

Loans and advances to affiliated companies include EUR 1,174 million in loans and advances to DEPFA BANK plc, Dublin (DEPFA BANK plc) and EUR 5 million in loans and advances to DEPFA ACS BANK, Dublin (DEPFA ACS). In addition to receivables in connection with collateral required to be provided in the form of cash for financial derivatives, they relate mainly to a Tier II loan of EUR 510 million and a liquidity facility granted in fiscal year 2015, of which EUR 435 million had been drawn down as at 31 December 2015.

The remaining maturities of the other receivables from banks as at 31 December 2015 are as follows:

	31.12.2015 in € million	31.12.2014 in € million
Up to three months	616	3,584
More than three months and up to one year	1,694	1,960
More than one year and up to five years	22	201
More than five years	677	592

Total	3,009	6,337

The decline in receivables with a remaining maturity of up to three months is mainly due to receivables from repo transactions (“reverse repo”).

Loans and advances to customers

	31.12.2015 in € million	31.12.2014 in € million
Total	17,128	22,397
Of which: to affiliated companies	121	169
Of which to other long-term equity investments	4	7

The decline in loans and advances to customers is mainly due to the scheduled repayment and sale of mortgage loans and to the scheduled repayment of public-sector loans.

The remaining maturities of the loans and advances to customers as at 31 December 2015 are as follows:

	31.12.2015 in € million	31.12.2014 in € million
Payable on demand	222	259
Up to three months	963	2,499
More than three months and up to one year	1,391	2,962
More than one year and up to five years	3,031	3,932
More than five years	11,521	12,745

Total	17,128	22,397

As previously, there are no loans and advances with indefinite maturity.

Debt instruments

The debt instruments item in the balance sheet is broken down as follows:

	31.12.2015 in € million	31.12.2014 in € million
Book value	112,777	119,750
Of which: public-sector issuers	41,392	44,679
Of which: other issuers	44,352	45,851
Of which: own debt instruments	27,033	29,220

Marketable securities	112,777	119,750
Of which: listed	97,641	103,072
Of which: not listed	15,136	16,678

Securities sold under repurchase agreements	22,266	22,329
Securities due in the following year	7,827	12,267

Of the marketable securities, securities totalling EUR 85,744 million (31 December 2014: EUR 90,018 million) are measured as fixed assets in accordance with the moderate lower-of-cost-or-market principle. Of the marketable securities, EUR 45 million were issued by affiliated companies.

In addition, the marketable securities include own debt instruments and accrued interest totalling EUR 27,033 million (31 December 2014: EUR 29,220 million) which, because these are treated as current assets, are measured using the strict lower-of-cost-or-market principle. The issues of FMS Wertmanagement serve to manage liquidity and to provide additional collateral.

The deferred write-downs on debt instruments total EUR 3,576 million based on their fair values as at 31 December 2015 (31 December 2014: EUR 3,484 million). Where securities carry hidden losses as at 31 December 2015, FMS Wertmanagement assumes that, due to its mostly long-term wind-up strategy and the securities’ expected performance, their fair value will be temporarily less than their book value. Corresponding write-downs were taken if there were any doubts as to collectability.

Especially in the case of PIIGS countries, write-downs were not recognised on the corresponding portfolio due to the measures taken by the EU in respect of the European rescue fund. The discount on the cost of debt instruments bearing lower-than-market interest added under the exchange programme for Greek government bonds was not unwound.

The “debt instruments” balance sheet item also includes the accrued but not yet amortised payments made by FMS Wertmanagement in 2010 for hedge adjustments on securities taken over from the HRE Group companies. As a result, the book values frequently exceed the nominal values, which results in a corresponding increase in hidden losses.

The book values and the fair values of the securities contained in the banking book, broken down by issuer group, follow from the overview below. Both the book values and the fair values contain deferred interest.

	Of which:	Other issuers
in € million	public-sector issuers	Of which: banks	Of which: other issuers	Total 31.12.2015	Total 31.12.2014
Book value	41,392	4,518	39,834	85,744	90,530
Fair value	44,357	4,634	39,631	88,622	92,995
Hidden reserves	3,990	215	2,249	6,454	5,949
Hidden losses (deferred write-downs)	–1,025	–99	–2,452	–3,576	–3,484

Of which:
Hidden losses, ABS				1,406	1,046
Of which:
Hidden losses, PIIGS countries[1]				1,055	1,637
Of which:
Portugal				33	84
Ireland				19	62
Italy				860	1,351
Greece				0	0
Spain				143	140

1	Issuer’s country of domicile

The hidden losses from ABS as at 31 December 2015 in the amount of EUR 294 million include those losses attributable to risks related to the PIIGS countries (31 December 2014: EUR 373 million).

The hidden losses and reserves from debt instruments are also exposed in some cases to countervailing effects on derivatives (particularly interest-based derivatives). For more information, see the explanation under “Derivative financial instruments”. Out of the above total of hidden losses and reserves, EUR – 1.6 billion and EUR 5.6 billion, respectively, are attributable to securities in hedges.

Shares and other non-fixed-income securities

The shares and other non-fixed-income securities item in the balance sheet is broken down as follows:

	31.12.2015 in € million	31.12.2014 in € million
Marketable securities	697	0
Of which: listed	0	0
Of which: not listed	697	0

This balance sheet item is presented based on the transaction to purchase DEPFA Group hybrid bonds that was completed in the first half of 2015. In this transaction, FMS Wertmanagement acquired bonds with a nominal value of EUR 1,125 million at a price of EUR 675 million (excl. incidental acquisition expenses) from bearers of hybrid bonds of DEPFA Funding II, III and IV LP. Like fixed assets, all securities in this balance sheet item are measured in accordance with the moderate lower-of-cost-or-market principle.

Shares in affiliated companies and other long-term equity investments

None of the other long-term equity investments and shares in affiliated companies held by FMS Wertmanagement are marketable.

Other long-term equity investments	31.12.2015 in € million	31.12.2014 in € million
Book value	7	7
Of which: other long-term equity investments in banks	0	0
Of which: other long-term equity investments in financial services institutions	0	0

Shares in affiliated companies	31.12.2015 in € million	31.12.2014 in € million
Book value	744	807
Of which: shares in affiliated companies (banks)	240	323
Of which: shares in affiliated companies (financial services institutions)	435	346

Shares in affiliated companies (banks) relate to DEPFA BANK plc, whereas shares in affiliated companies (financial services institutions) relate to Hypo Real Estate Capital Corp., New York, (HRECC), Flint Nominees Ltd., London, (Flint) and FMS Wertmanagement Service GmbH, München (FMS Wertmanagement Servicegesellschaft).

In a letter dated 2 February 2015, FMS Wertmanagement Servicegesellschaft was granted authorisation to provide certain financial services. On 16 April 2015, FMS Wertmanagement Servicegesellschaft then provided notification that it had commenced the business operations requiring authorisation with effect from 3 February 2015. As at 31 December 2015, the shares in FMS Wertmanagement Servicegesellschaft were therefore reported within financial services institutions.

Fiduciary assets

	31.12.2015 in € million	31.12.2014 in € million
Loans and advances to customers	0	0.3

Total	0	0.3

Fiduciary assets were reversed in full in the first half of 2015.

Changes in fixed assets

				Depreciation / amortisation
in € million	Cost 01.01.2015	Additions 2015	Disposals 2015	Current year 2015	Disposal 2015	Cumulative 2015	Book value 31.12.2015	Book value 31.12.2014
Intangible fixed assets	2.0	2.4	0.0	0.7	0.0	1.7	2.7	1.0
Tangible fixed assets	1.4	0.0	0.0	0.2	0.0	0.9	0.5	0.6

Other long-term equity investments	7	0[1]					7	7
Shares in affiliated companies	807	–63[1]					744	807
Bonds and notes	90,018	–4,274[1]					85,744	90,018
Shares and other non-fixed-income securities	0	697[1]					697	0

1	The option to combine items in accordance with Section 34 (3) RechKredV was used.

The intangible assets as at 31 December 2015 solely concern software licenses purchased for consideration.

The tangible fixed assets as at 31 December 2015 solely comprise operating and office equipment.

Other assets

Other assets mainly include the balancing item for foreign currency translation of off-balance sheet transactions in the amount of EUR 197 million (31 December 2014: EUR 712 million) created in conjunction with special coverage under Section 340h HGB.

Prepaid expenses

Prepaid expenses are comprised of the following items:

	31.12.2015 in € million	31.12.2014 in € million
Unamortised cost of derivatives	1,470	1,739
Lending business (premium from receivables)	1,301	1,433
Issuing business/loans taken out	83	96
Other	3	4

Total	2,857	3,272

Payments that FMS Wertmanagement has made for the fair values of derivatives accounted for by the transferors as at the transfer date are amortised on a pro rata basis. The portion not yet amortised mainly represents the amount recognised under “Unamortised cost of derivatives”. The prepaid expenses from the lending business also include the deferred, unamortised payments that FMS Wertmanagement made for the hedge adjustments of the hedged items (loan receivables) that were transferred from HRE Group companies. These hedged items (receivables) were accounted for by the transferor in accordance with IFRSs, with the IFRS book value (including the IFRS hedge adjustment) constituting the transfer price.

The prepaid expenses are reversed proportionately over the remaining term of the respective underlying transactions.

Subordinated assets

The following items on the assets side of the balance sheet contain subordinated assets:

	31.12.2015 in € million	31.12.2014 in € million
Loans and advances to banks	510	510
Debt instruments	50	47
Shares and other non-fixed-income securities	697	0

Total	1,257	557

Equity and liabilities

Liabilities to banks

	31.12.2015 in € million	31.12.2014 in € million
a) Payable on demand	9,182	450
b) With agreed maturity or notice period	14,111	19,826

Total	23,293	20,276

Of which: to affiliated companies	10	1,761
Of which: to other long-term equity investments	0	0

The increase in liabilities to banks payable on demand is due mainly to deposits of EUR 8.8 billion.

The decline in liabilities with an agreed maturity or notice period is mainly the result of repo transactions, which fell by EUR 4.0 billion from EUR 16.0 billion to EUR 12.0 billion. In addition, a deposit from DEPFA ACS in the amount of EUR 1.5 billion expired as scheduled.

The remaining maturities of the liabilities with agreed maturity or notice period as at 31 December 2015 are as follows:

	31.12.2015 in € million	31.12.2014 in € million
Up to three months	3,496	11,068
More than three months and up to one year	9,697	8,755
More than one year and up to five years	915	3
More than five years	3	0

Total	14,111	19,826

Liabilities to customers

	31.12.2015 in € million	31.12.2014 in € million
a) Payable on demand	21	11
b) With agreed maturity or notice period	13,959	17,564

Total	13,980	17,575

Of which: to affiliated companies	533	401
Of which: to other long-term equity investments	0	0

The remaining maturities of the liabilities with agreed maturity or notice period as at 31 December 2015 are as follows:

	31.12.2015 in € million	31.12.2014 in € million
Up to three months	10,625	8,093
More than three months and up to one year	1,591	8,062
More than one year and up to five years	125	52
More than five years	1,618	1,357

Total	13,959	17,564

Securitised liabilities

	31.12.2015 in € million	31.12.2014 in € million
Book value	116,306	127,493
Of which: to affiliated companies	2,052	2,055
Of which: to other long-term equity investments	0	0
Amounts due in the following year	48,036	59,691

The securitised liabilities comprise EUR 87,551 million (31 December 2014: EUR 91,242 million) in debt instruments issued including accrued interest and EUR 28,755 million (31 December 2014: EUR 36,251 million) in issuing activities (European Commercial Paper and Certificates of Deposit).

Of the securitised liabilities issued, own debt instruments repurchased including accrued interest, amounted to EUR 27,033 million (31 December 2014: EUR 29,220 million).

Fiduciary liabilities

	31.12.2015 in € million	31.12.2014 in € million
Liabilities to banks	0	0.3

Total	0	0.3

Fiduciary liabilities were fully reversed in the first half of 2015.

Other liabilities

Other liabilities mainly include EUR 459 million in liabilities from derivatives featuring swap agreements with an exchange of principal (31 December 2014: EUR 487 million).

Deferred income

Deferred income is comprised of the following items:

	31.12.2015 in € million	31.12.2014 in € million
Unamortised payments received for derivatives	15,511	16,154
Lending business (discount on receivables)	48	46
Issuing business / loans taken out	91	102
Other	12	14

Total	15,662	16,316

Payments that FMS Wertmanagement has received for the fair values of derivatives accounted for by the transferors as at the transfer date are amortised on a pro rata basis. The portion not yet amortised mainly represents the amount recognised under “Unamortised payments received for derivatives”.

Deferred income from the lending business also includes deferred payments received by FMS Wertmanagement for the hedge adjustments of the hedged items (receivables) taken over from HRE Group companies. These hedged items (receivables) were accounted for by the transferor in accordance with IFRSs, with the IFRS book value (including the IFRS hedge adjustment) constituting the transfer price.

The deferred income was reversed proportionately over the remaining term of the respective underlying transactions.

In fiscal year 2015, amortisation of deferred income was set against exchange rate effects, which increased its value. It was also set against compensation payments in connection with amendments to existing credit support annexes for derivatives, which were recognised as cash items in the cash flow statement.

Provisions

in € million	Balance 31.12.2014	Addition	Reversal	FX effect / Other	Utilisation	Balance 31.12.2015
Provision for taxes	3	21	3	0	15	6
Other	1,004	227	545	+45	97	634
Expected losses	966	125	544	+45	8	584
Non-personnel and personnel expenses	32	98	0	0	86	44
Other	6	4	1	0	3	6

Total	1,007	248	548	+45	112	640

The reduction in provisions mainly results from the reversal of provisions for expected losses for stand-alone derivatives.

Deferred taxes

FMS Wertmanagement does not make use of the option to recognise surplus deferred tax assets resulting from tax benefits arising in accordance with Section 274 (1) Sentence 2 HGB. The surplus of deferred tax assets at 31 December 2015 stems from temporary differences between the financial statements and the tax base, especially with respect to loans and advances to banks, loans and advances to customers, debt instruments, shares in affiliated companies as well as provisions for expected losses.

Deferred taxes are calculated on the basis of the combined income tax rate of FMS Wertmanagement of currently 30.25%. The combined income tax rate comprises corporate income tax, trade tax and the solidarity surcharge. There was one deferred tax asset in the 2015 fiscal year that was not recognised.

Contingent liabilities

FMS Wertmanagement reports a potential liability under guarantees in the amount of EUR 2,240 million (31 December 2014: EUR 3,641 million).

Within the transfer to FMS Wertmanagement, economic risk of risk positions was taken over in the form of guarantees as defined in Section 8a (1) FMStFG. The total volume of guarantees as at 31 December 2015 after risk provisions was EUR 391 million (31 December 2014: EUR 384 million), EUR 184 million of which is attributable to the transfer guarantee (31 December 2014: EUR 259 million). In the case of the risk positions transferred via guarantee, the assets guaranteed are still accounted for by the holder pbb. The guarantees are designed as abstract, directly enforceable, irrevocable, unconditional guarantees.

This item also includes EUR 1,805 million in obligations arising from credit default swaps (with third parties as contracting partners) after risk provisions (31 December 2014: EUR 3,217 million) with FMS Wertmanagement as the guarantor.

FMS Wertmanagement fully refinanced the existing business (Commercial Real Estate) of its subsidiary Flint, guaranteeing and hence assuming the default risks arising from this business through credit derivatives (credit default swaps). The nominal volume of the credit default swaps as at 31 December 2015 less risk provisions was EUR 44 million (31 December 2014: EUR 41 million). The loans and advances to affiliated companies are recognised in the balance sheet. Credit default swaps do not represent any additional credit risk, as only the subsidiary’s default risk was assumed once. Any potential default of the loans and advances underlying these credit default swaps materialises only once.

The exposure is measured using the parameters applied in credit risk management (risk analysis and assessment).

Accordingly, the potential and specific counterparty default risk is estimated in line with the policy for the underlying lending business. If a risk provision is required, a provision is recognised and deducted from the contingent liabilities reported.

Other obligations

The irrevocable loan commitments amount to EUR 6,661 million (31 December 2014: EUR 3,853 million).

They include liquidity facilities in the amount of EUR 4,566 million (31 December 2014: EUR 1,176 million), EUR 4,253 million of which relate to facilities newly granted to DEPFA BANK plc during the reporting period. The liquidity facility granted to pbb in connection with the assumption of the economic risk related to risk positions was revoked effective 9 July 2015 (31 December 2014: EUR 1,140 million).

In connection with the agreement on the “Ersatzdeckungslösung” (substitute cover solution), FMS Wertmanagement pledged to pbb to pay out up to EUR 2,995 million to pbb on request. According to the payment plan, this figure decreased to EUR 1,962 million as at 31 December 2015 (31 December 2014: EUR 2,530 million). This amount is also included in the irrevocable loan commitments. Equally, a disbursement would give rise to a claim of FMS Wertmanagement against pbb. In this respect, FMS Wertmanagement is exposed to a default risk vis-à-vis the counterparty pbb.

The exposure in the case of the “Ersatzdeckungslösung” (substitute cover solution) is measured using the parameters applied in credit risk management (risk analysis and assessment). Drawdowns may be made on liquidity facilities and other irrevocable loan commitments, depending on the counterparties’ funding requirements.

The counterparty default risk is estimated in line with the policy for the underlying lending business. If a risk provision is required, a provision is recognised and deducted from the other obligations reported.

Other financial obligations

There were no significant other financial obligations as at 31 December 2015 (31 December 2014: EUR 496 million). The financial obligations existing as at 31 December 2014 concerned the agreement reached with certain holders of the DEPFA Funding II, III and IV LP hybrid bonds to acquire the bonds under specified terms and conditions. The hybrid bond transaction was completed on 26 May 2015 due to the purchase offer being terminated and the acquisition carried out.

Assets pledged as collateral

Apart from the securities sold under repurchase agreements as at 31 December 2015 (see the description under debt instruments) in the amount of EUR 22,266 million (31 December 2014: EUR 22,329 million), there are no other assets pledged as collateral for liabilities or contingent liabilities of FMS Wertmanagement.

Loans and advances to banks include an amount of EUR 84 million that has been pledged to a customer as contractually agreed.

Derivative financial instruments

FMS Wertmanagement holds only OTC derivatives; none of them are held for trading. The fair values of the derivatives are determined by means of standard measurement models based on the measurement parameters available in the market.

The table below shows the breakdown of FMS Wertmanagement’s interest-based and currency-based derivatives and the total return swaps:

	Nominal values
in € million	Remaining maturities, 31.12.2015			Total	Total
	< 1 year	1 – 5 years	> 5 years	31.12.2015	31.12.2014
Interest-based transactions	53,909	62,438	77,370	193,717	221,198
Total return swaps	327	376	4,235	4,938	5,317
Currency-based transactions	12,895	3,397	3,068	19,360	24,016
Of which: forward exchange transactions	11,928	0	0	11,928	14,592
Of which: cross currency swaps	967	3,397	3,068	7,432	9,424

Total	67,131	66,211	84,673	218,015	250,531

in € million	Fair values
	31.12.2015		31.12.2014
	Positive	Negative	Positive	Negative
Interest-based transactions	5,358	–40,167	6,847	–43,019
Total return swaps	1,361	–1,460	1,384	–1,457
Currency-based transactions	786	–607	1,406	–736
Of which: forward exchange transactions	267	–39	700	–17
Of which: cross currency swaps	519	–568	706	–719

Total	7,505	–42,234	9,637	–45,212

The book value of these derivatives reported in the prepaid expenses/deferred income item (net amount of the book values recognised in assets and liabilities) totalled EUR – 14,027 million as at 31 December 2015 (31 December 2014: EUR – 14,356 million). The book value of these derivatives in the amount of EUR – 220 million is reported in the other assets/other liabilities item (31 December 2014: EUR 254 million).

The table below shows the breakdown of FMS Wertmanagement’s credit derivatives:

in € million	31.12.2015		31.12.2014
	Nominal values	Fair values	Nominal values	Fair values
Secured party credit default swaps	390	84	496	117
Guarantor credit default swaps	1,890	–63	3,403	–78

Total	2,280	21	3,899	39

The table shows the credit derivatives vis-à-vis third parties, of which EUR 1,805 million are shown under contingent liabilities. The book values of these derivatives are recognised in prepaid expenses and deferred income and amounted to EUR – 14 million as at 31 December 2015 (31 December 2014: EUR – 58 million). This is the balance of the book values recognised as assets and liabilities.

Furthermore, there are credit default swap exposures vis-à-vis the subsidiary Flint with a nominal value of EUR 44 million after deducting existing risk provisions (EUR 91 million).

Hedges

In accordance with Section 254 HGB, FMS Wertmanagement aggregates hedged items and hedging instruments into hedges. FMS Wertmanagement utilises the net hedge presentation method to account for the hedges. In particular, the hedged risk concerns the interest rate-induced risk of changes in value (interest rate risk). Hedged items with a nominal value of EUR 109,633 million (31 December 2014: EUR 112,780 million) were aggregated into hedges. Overall, this nominal value of these hedged items is comprised as follows:

Nominal values of the hedged items in € million	31.12.2015	31.12.2014
Assets	52,393	57,314
Liabilities	52,232	50,045

Total	104,625	107,359

Furthermore, hedged items with a nominal value of EUR 5,008 million (31 December 2014: EUR 5,421 million) were combined with total return swaps pursuant to IDW RS BFA 1.

The following overviews contain the maturities for assets and liabilities that are combined in hedges as at 31 December 2015 and whose countervailing changes in value or cash flows can be expected to balance in the future.

in € million	31.12.2015	31.12.2014
Up to three months	283	491
More than three months and up to one year	1,205	3,145
More than one year and up to five years	6,404	7,701
More than five years	44,501	45,977

Assets	52,393	57,314

in € million	31.12.2015	31.12.2014
Up to three months	1,451	3,053
More than three months and up to one year	9,250	5,661
More than one year and up to five years	35,128	33,190
More than five years	6,403	8,141

Liabilities	52,232	50,045

The net hedge presentation method does not require presentation of the positive and negative changes in value (expenses and income) of the hedged risk in a micro hedge. Were the gross hedge presentation method to be applied, cumulative expenses and income of EUR 21,697 million (31 December 2014: EUR 21,704 million) would arise on the basis of the current measurements.

The interest rate risk-related changes in the value of the hedged items and hedging instruments arising from hedges with negative ineffectiveness (interest rate risk hedge) can be seen in the following overview:

31.12.2015 in € million	Negative change in value (absolute figure)	Positive change in value (absolute figure)
Hedged items	1,260	10,574
Hedging instruments	10,706	1,205

Total	11,966	11,779

Of which: not recognised	11,779	0
Of which: recognised as a provision for expected losses	187	0

In 2010, FMS Wertmanagement had taken over a portfolio consisting of US CMBS financial instruments. The totality of the instruments defined for this portfolio constituted a hedge pursuant to Section 254 HGB up until the end of the first half of 2015. This portfolio hedged default risks associated with US CMBSs (commercial real estate loans). Given their complex structures, some of the financial instruments contained in this portfolio were measured based on models. In the second half of 2015, the hedge was dedesignated because a prospective effectiveness of the hedging relationship could no longer be assumed for the future.

Foreign-currency items

Total assets in foreign currencies are EUR 68,783 million. Liabilities in foreign currencies at year end are EUR 71,562 million.

NOTES TO THE INCOME STATEMENT

Net interest income

	01.01. – 31.12.2015 in € million	01.01. – 31.12.2014 in € million
Interest income	7,052	7,847
Lending and money market transactions	4,618	5,289
Fixed-income securities and registered government debt	2,434	2,558

Interest expenses	6,512	7,321
Lending and money market transactions	4,701	5,379
Securitised liabilities	824	919
Loans taken out	46	49
Other	941	974

Total	540	526

The interest income of EUR 3,880 million (previous year: EUR 4,402 million) includes interest from derivative financial instruments and negative interest income in the amount of EUR 8 million (previous year: EUR 0 million) from negative interest on assets (reduction of interest income). Derivative financial instruments account for EUR 4,587 million (previous year: EUR 5,179 million) and negative interest on liabilities for EUR 29 million (previous year: EUR 0 million) of interest expense (reduction of interest expense).

The decrease in interest income on the one hand and interest expense on the other hand is mainly attributable to the portfolio wind-up as well as to low market interest rates.

Net interest income rose by EUR 14 million to EUR 540 million in the reporting year. The increase is mainly due to one-off effects in the amount of EUR 63 million, in connection with compensation payments received for contractual adjustments of existing credit support annexes in derivatives. These one-off effects are contrasted by a slight decline in net interest income from current operations as a result of the reduced portfolio volume.

As previously, Western Europe and the United States account for most of the interest income.

Current income

The current income from shares in affiliated companies is fully attributable to the companies Airen Sostenible S.L., Barakaldo, and Awareness Capital S.L., Barakaldo.

Net commission income

	01.01. – 31.12.2015 in € million	01.01. – 31.12.2014 in € million
Commission income	93	81
Lending business	18	45
Derivatives business	74	36
Other	1	0
Commission expenses	29	25
Derivatives business	20	17
Securities and issuing business	6	6
Other	3	2

Total	64	56

The commission income of EUR 93 million (previous year: EUR 81 million) mainly comprises commission income from the lending business of EUR 18 million (previous year: EUR 45 million) and from the derivatives business of EUR 74 million (previous year: EUR 36 million).

The commission income is contrasted by EUR 29 million in commission expenses (previous year: EUR 25 million). These mainly result from expenses in the derivatives business stemming from the continuous amortisation of deferred items concerning credit default swaps.

The increase in commission income compared to the same period in the previous year is due to an increase in income from derivatives, which is due mainly to one-off effects related to changes in volumes of credit default swaps and the associated impairment of deferred items.

This was offset by a decline in commission income from the lending business, which mainly stems from the loss in commission income from the Italy portfolio and from the loss in commission income from credit default swaps with HRECC after the sale of the US commercial real estate portfolio.

General and administrative expenses

	01.01. – 31.12.2015 in € million	01.01. – 31.12.2014 in € million
Personnel expenses	25	26
Other administrative expenses	185	219

Total	210	245

Administrative expenses mainly result from expenses incurred in the context of service out-sourcing (servicing of the portfolio assets, administrative and back office activities, IT services, and accounting services).

Personnel expenses for the staff employed by FMS Wertmanagement in the 2015 fiscal year amount to EUR 25 million (previous year: EUR 26 million).

Including all service providers employed, expenses for servicing the portfolio totalled EUR 154 million in the 2015 fiscal year (previous year: EUR 155 million). Other administrative expenses also decreased by EUR 33 million from EUR 64 million to EUR 31 million year-on-year, due among others to a decline in consulting costs.

Other operating expenses

Other operating expenses of EUR 55 million (previous year: EUR 18 million) include among others, EUR 40 million (previous year: EUR 7 million) in currency translation expenses.

Write-downs of and valuation allowances on receivables and

certain securities, and additions to loan loss provisions

FMS Wertmanagement avails itself of the options under Section 340f (3) HGB.

The following income and expenses are reported in this income statement item:

	01.01. – 31.12.2015 in € million	01.01. – 31.12.2014 in € million
Net revaluation gain/loss in the lending business	–557	102
Net revaluation gain/loss from securities classified as current assets	–3	7

Total	–560	109

The net revaluation loss in the lending business of EUR 557 million reflects the valuations carried out in the reporting period to cover acute and latent credit risks.

Income from reversals of write-downs of other equity investments,

shares in affiliated companies and securities classified as fixed assets

FMS Wertmanagement avails itself of the options under Section 340c (2) HGB.

The following income and expenses recognised in connection with the debt instruments classified as fixed assets were recorded in this income statement item:

	01.01. – 31.12.2015 in € million	01.01. – 31.12.2014 in € million
Net revaluation gain/loss from securities	507	–79
Net revaluation gain/loss from derivatives	386	–133
Net gain/loss on sale of securities incl. net gain/loss from derivatives	–215	127
Other income/expenses	–83	8

Total	595	–77

The net revaluation gain on securities mainly resulted from net write-ups of EUR 312 million, a reversal of the general loan loss provision of EUR 180 million and a reversal of the country risk provision of EUR 15 million.

The net revaluation gain from derivatives mainly comprises net reversals of provisions for expected losses from stand-alone derivatives (EUR 243 million) and the ineffectiveness of hedges (EUR 143 million).

The gain/loss on sale of securities incl. net gain/loss from derivatives results mainly from the termination of derivatives.

Taxes on income

The income tax expense mainly results from the addition to provisions for corporate income tax, the solidarity surcharge and trade tax in the current fiscal year.

OTHER DISCLOSURES

Auditor’s fee

The auditor’s fee for auditing services during the reporting period was EUR 2.1 million (previous year: EUR 2.8 million). In addition, a total of EUR 0.2 million (previous year: EUR 0.3 million) was spent for other confirmation and valuation services as well as EUR 0.8 million (previous year: EUR 0.1 million) for other services.

Of the total expenses recognised in the reporting year, EUR 0.4 million (previous year: EUR 0.3 million) are related to the previous year. Of this amount, EUR 0.0 million (previous year: EUR 0.3 million) concern auditing services.

Shareholdings

The following overview shows the shareholdings of FMS Wertmanagement, each of which is based on the company’s most recent annual financial statements.

Shares in affiliated companies at 31 December 2015:

Name and registered office	Share in capital	Of which: indirectly	Equity in thousand		Result in thousand		Currency
Airen Sostenible S.L., Barakaldo	66.67%		2,984	[5]	0	[6]	EUR
Awareness Capital S.L., Barakaldo	66.67%		26,815	[5]	–20	[6]	EUR
DBE Property Holdings Ltd, Dublin[9]	100.00%	100.00%	83	[3]	2	[4]	EUR
DEPFA ACS BANK, Dublin	100.00%	100.00%	812,905	[3]	–8,872	[4]	EUR
DEPFA BANK plc, Dublin	100.00%		495,401	[3]	–33,195	[4]	EUR
DEPFA Dublin Properties Ltd, Dublin9. [10]	100.00%	100.00%	278	[3]	0	[4]	EUR
DEPFA Finance N.V., Amsterdam	100.00%	100.00%	9,176	[3]	–19,944	[4]	EUR
DEPFA Funding II LP, London	100.00%	100.00%	4,024	3. [13]	25,900	[4]	EUR
DEPFA Funding III LP, London	100.00%	100.00%	31,749	3. [14]	2,540	[4]	EUR
DEPFA Funding IV LP, London	100.00%	100.00%	9,176	3. [15]	8,437	[4]	EUR
DEPFA Hold One Ltd, Dublin[9]	100.00%	100.00%	42	[3]	3	[4]	EUR
DEPFA Hold Two Ltd, Dublin[9]	100.00%	100.00%	0	[3]	0	[4]	EUR
DEPFA Hold Six, Dublin	100.00%	100.00%	–2	[3]	0	[4]	USD
DEPFA Ireland Holding Ltd, Dublin	100.00%	100.00%	–6,901	[3]	–680	[4]	EUR
DEPFA Pfandbrief Bank International S.A., Luxembourg[11]	100.00%	100.00%	132,202	[3]	–22,379	[4]	EUR
DEPFA Public Finance Bank, Dublin[12]	100.00%	100.00%	527,468	[3]	7,522	[4]	EUR
Flint Nominees Ltd., London	100.00%		51,863	[5]	182	[6]	GBP
FMS Wertmanagement Service GmbH, Munich	100.00%		50,000	[1]	0	2. [8]	EUR
Hypo Property Investment (1992) Ltd., London	100.00%	100.00%	1	[5]	0	[6]	GBP
Hypo Property Investment Ltd., London	100.00%	100.00%	288	[5]	2	[6]	GBP
Hypo Property Services Ltd., London	100.00%	100.00%	114	[5]	0	[6]	GBP
Hypo Real Estate Capital Corp., New York	100.00%		572,033	[5]	5,514	[6]	USD
Project Gaudi 2015 S.L., Madrid	100.00%		3	[7]	0	[7]	EUR
Upgrade 1 LLC, Wilmington/Delaware	100.00%	100.00%	19,095	[5]	134	[6]	USD
WH-Erste Grundstücks Verwaltungs GmbH, Schönefeld	100.00%		108	[5]	–17	[6]	EUR
WH-Zweite Grundstücks Verwaltungs GmbH, Schönefeld	100.00%	100.00%	54	[5]	–15	[6]	EUR
WH-Erste Grundstücks GmbH & Co. KG, Schönefeld	93.98%		82,478	[5]	799	[6]	EUR
WH-Zweite Grundstücks GmbH & Co. KG, Schönefeld	100.00%	100.00%	42,656	[5]	–226	[6]	EUR

1	31 December 2015
2	2015
3	31 December 2015, preliminary
4	2015, preliminary
5	31 December 2014
6	2014
7	Entity was established in 2015, management reporting as at 30 September 2015
8	After profit transfer
9	In liquidation
10	Formerly: Hypo Dublin Properties Ltd, Dublin
11	Formerly: Hypo Pfandbrief Bank International S.A., Luxembourg
12	Formerly: Hypo Public Finance Bank, Dublin
13	Not including EUR 402,902 thousand in quasi-equity bonds
14	Not including EUR 250,201 thousand in quasi-equity bonds
15	Not including EUR 500,000 thousand in quasi-equity bonds

Other long-term equity investments at 31 December 2015:

Name and registered office	Share in capital	Of which: indirectly	Equity in thousand		Result in thousand		Currency
Aerodrom Bureau Verwaltungs GmbH, Berlin	32.00%		–646	[1]	14	[2]	EUR
Airport Bureau Verwaltungs GmbH, Berlin	32.00%		214	[1]	159	[2]	EUR
Inula Grundstücks- Verwaltungsgesellschaft mbH & Co. KG, Grünwald	10.00%		–27,525	[1]	3,575	[2]	EUR
LMG2 LLC, Delaware	25.00%	25.00%	–6,344	[1]	–6,345	[2]	USD
Projektentwicklung Schönefeld Verwaltungsgesellschaft mbH, Schönefeld	50.00%		29	[1]	0	[2]	EUR
SP Projektentwicklung Schönefeld GmbH & Co. KG, Schönefeld	50.00%		17,676	[1]	1,020	[2]	EUR
Vierte Airport Bureau Center KG Airport Bureau Verwaltungs GmbH & Co., Berlin	32.00%		–3,169	[1]	–33	[2]	EUR

1	31 December 2014
2	2014

Corporate bodies of FMS Wertmanagement

Members of the Executive Board

Stephan Winkelmeier, CRO/CFO, Spokesman of the Executive Board (since 1 October 2015)

Ernst-Albrecht Brockhaus, Treasury, Markets & Commercial Real Estate

Frank Hellwig, COO

Dr. Christian Bluhm, CRO/CFO, Spokesman of the Executive Board (until 30 September 2015); member of the Executive Board (until 30 November 2015)

Members of the Supervisory Board

Jan Bettink

Chairman of the Supervisory Board

Chief Executive Officer of Berlin Hyp AG and President of the Association of German Pfandbrief Banks

Klemens Breuer

Deputy Chairman of the Supervisory Board

Member of the Management Board of Raiffeisen Bank International AG, Global Markets

Dr. Axel Berger

Auditor and tax adviser

Rita Geyermann

Director Loan Securitisation at KfW Bankengruppe

Dr. Herbert Walter (since 21 January 2015)

Chairman of the Steering Committee of the Federal Agency for Financial Market Stabilisation

Dr. Tammo Diemer (since 1 July 2015)

Managing Director of Bundesrepublik Deutschland Finanzagentur GmbH

Birgit Dietl-Benzin (since 1 October 2015)

Head Risk & Finance, member of the Executive Board of UBS Deutschland AG

Michaela Maria Eder von Grafenstein (since 1 October 2015)

Member of the Executive Board and Chief Risk Officer of the Aquila Group

Members who left the Supervisory Board during the 2015 fiscal year

Dr. Andreas Ricker (until 30 June 2015)

Head of Strategy at Bundesrepublik Deutschland Finanzagentur GmbH

Loans to members of the corporate bodies

At the reporting date, there were no claims in respect of incumbent members of the corporate bodies arising from loans or advances.

Remuneration of the corporate bodies

The members of FMS Wertmanagement’s Executive Board were paid remuneration of EUR 1,474 thousand for the 2015 fiscal year (previous year: EUR 1,364 thousand). They were also paid benefits in kind of EUR 56 thousand (previous year: EUR 56 thousand). In addition, a total of EUR 689 thousand (previous year: EUR 675 thousand) were expended in the reporting period for the pension plans applicable to the members of the Executive Board.

Total remuneration of EUR 130 thousand was paid to the members of FMS Wertmanagement’s Supervisory Board for 2015 (previous year: EUR 120 thousand).

Annual average number of employees

At 31 December 2015, FMS Wertmanagement had 138 employees (31 December 2014: 141). The average number of employees in the 2015 fiscal year was:

	Women	Men	Total
Full-time employees	43	98	141

Seats held by Executive Board members and employees

In the 2015 fiscal year, the following members of the Executive Board and employees of FMS Wertmanagement held seats on a supervisory board or other supervisory bodies of large corporations in accordance with Section 340a (4) No. 1 in conjunction with Section 267 (3) HGB:

Members of the Executive Board:

•

Ernst-Albrecht Brockhaus: Non-Executive Member of the Board of Directors of DEPFA BANK plc, Dublin; DEPFA ACS BANK, Dublin; and DEPRA Pfandbrief Bank International S.A., Luxembourg (Group offices held)

•	Frank Hellwig: Non-Executive Member of the Board of Directors of DEPFA BANK plc, Dublin; DEPFA ACS BANK, Dublin (Group offices held)

Employees:

•	Christoph Müller: Non-Executive Member of the Board of Directors of DEPFA BANK plc, Dublin; DEPFA ACS BANK, Dublin; and DEPRA Pfandbrief Bank International S.A., Luxembourg (Group offices held)

RESPONSIBILITY STATEMENT IN ACCORDANCE WITH SECTION 264 (2)

SENTENCE 5 HGB AND SECTION 289 (1) SENTENCE 5 HGB

To the best of our knowledge, and in accordance with the applicable reporting principles, the annual financial statements give a true and fair view of the assets, liabilities, financial position and profit or loss of FMS Wertmanagement, and the management report includes a fair review of the development and performance of the business and the position of FMS Wertmanagement, together with a description of the material opportunities and risks associated with the expected development of FMS Wertmanagement.

Munich, 18 March 2016

FMS Wertmanagement

The Executive Board

Stephan Winkelmeier	Ernst-Albrecht Brockhaus	Frank Hellwig

AUDITOR’S REPORT

We have audited the annual financial statements, comprising the balance sheet, the income statement, the cash flow statement, the statement of changes in equity and the notes to the financial statements, together with the bookkeeping system, and the management report of FMS Wertmanagement AöR for the business year from 1 January 2015 to 31 December 2015. The maintenance of the books and records and the preparation of the annual financial statements and management report in accordance with German commercial law and supplementary provisions of the Charter of FMS Wertmanagement AöR are the responsibility of the Executive Board of FMS Wertmanagement AöR. Our responsibility is to express an opinion on the annual financial statements, together with the bookkeeping system, and the management report based on our audit.

We conducted our audit of the annual financial statements in accordance with § 317 HGB [“Handelsgesetzbuch”: “German Commercial Code”] and German generally accepted standards for the audit of financial statements promulgated by the Institut der Wirtschaftsprüfer [Institute of Public Auditors in Germany] (IDW). Those standards require that we plan and perform the audit such that misstatements materially affecting the presentation of the net assets, financial position and results of operations in the annual financial statements in accordance with [German] principles of proper accounting and in the management report are detected with reasonable assurance. Knowledge of the business activities and the economic and legal environment of FMS Wertmanagement AöR and expectations as to possible misstatements are taken into account in the determination of audit procedures. The effectiveness of the accounting-related internal control system and the evidence supporting the disclosures in the books and records, the annual financial statements and the management report are examined primarily on a test basis within the framework of the audit. The audit includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the annual financial statements and management report. We believe that our audit provides a reasonable basis for our opinion.

Our audit has not led to any reservations.

In our opinion, based on the findings of our audit, the annual financial statements comply with the legal requirements and supplementary provisions of the Charter of FMS Wertmanagement AöR and give a true and fair view of the net assets, financial position and results of operations of FMS Wertmanagement AöR in accordance with [German] principles of proper accounting. The management report is consistent with the annual financial statements and as a whole provides a suitable view of the position of FMS Wertmanagement AöR and suitably presents the opportunities and risks of future development.

Munich, 18 March 2016

KPMG AG

Wirtschaftsprüfungsgesellschaft

Pfeiffer	Kühn
Wirtschaftsprüfer (German Public Auditor)	Wirtschaftsprüfer (German Public Auditor)

ANNEX A

SCHEDULE OF FUNDED DEBT OUTSTANDING AS OF DECEMBER 31, 2015

FMS-WM bearer bonds as of December 31, 2015 (excluding registered bonds)

Currency / ISIN	Number of issues / coupon type	Maturity	Initial amount in currency of borrowing	Initial amount equivalent in €	Amount outstanding equivalent in €
				(unaudited)
			(in thousands)	(in thousands)	(in thousands)
EUR	59		52,716,000,000	52,716,000,000	58,966,000,000

DE000A14J181	floating	February 4, 2016	300,000,000	300,000,000	300,000,000
DE000A1H3DF3	floating	February 15, 2016	100,000,000	100,000,000	100,000,000
DE000A14J2B8	floating	February 25, 2016	50,000,000	50,000,000	50,000,000
DE000A1MLU67	fixed	March 15, 2016	1,500,000,000	1,500,000,000	1,500,000,000
DE000A1KQZ44	fixed	May 24, 2016	6,000,000	6,000,000	6,000,000
DE000A1KRHP2	fixed	June 3, 2016	3,000,000,000	3,000,000,000	3,000,000,000
DE000A1PGQC3	floating	August 16, 2016	100,000,000	100,000,000	100,000,000
XS0993452688	fixed	November 14, 2016	500,000,000	500,000,000	1,000,000,000
XS1305103969	floating	December 13, 2016	100,000,000	100,000,000	100,000,000
XS1251875016	floating	December 16, 2016	200,000,000	200,000,000	200,000,000
DE000A1MBBK6	fixed	January 18, 2017	100,000,000	100,000,000	100,000,000
DE000A1KQ789	fixed	January 25, 2017	200,000,000	200,000,000	200,000,000
DE000A14J199	floating	February 6, 2017	100,000,000	100,000,000	150,000,000
DE000A1MLU18	fixed	February 22, 2017	3,000,000,000	3,000,000,000	3,000,000,000
DE000A11QB30	floating	July 17, 2017	1,500,000,000	1,500,000,000	1,500,000,000
DE000A1PGP19	fixed	July 18, 2017	2,500,000,000	2,500,000,000	3,000,000,000
DE000A12T5L0	fixed	September 19, 2017	500,000,000	500,000,000	1,000,000,000
XS0843518738	floating	October 18, 2017	150,000,000	150,000,000	600,000,000
DE000A12T5P1	floating	October 26, 2017	1,500,000,000	1,500,000,000	1,500,000,000
DE000A1REUS2	floating	January 23, 2018	250,000,000	250,000,000	1,000,000,000
DE000A1X3FW3	fixed	March 12, 2018	500,000,000	500,000,000	1,000,000,000
DE000A1H3DH9	floating	March 15, 2018	25,000,000	25,000,000	25,000,000
DE000A1MLU59	fixed	May 23, 2018	250,000,000	250,000,000	250,000,000
DE000A1X3FN2	floating	June 18, 2018	1,000,000,000	1,000,000,000	1,000,000,000
DE000A11QB48	floating	July 16, 2018	1,500,000,000	1,500,000,000	1,500,000,000
DE000A1K0GG5	fixed	August 3, 2018	1,500,000,000	1,500,000,000	1,500,000,000
XS0963874234	fixed	September 3, 2018	500,000,000	500,000,000	1,000,000,000
DE000A12T5N6	floating	October 30, 2018	2,000,000,000	2,000,000,000	2,000,000,000
DE000A1X3FM4	floating	November 19, 2018	2,000,000,000	2,000,000,000	2,000,000,000
XS0856697536	floating	November 20, 2018	50,000,000	50,000,000	50,000,000
XS0725294218	fixed	December 28, 2018	25,000,000	25,000,000	25,000,000
DE000A1X3FL6	floating	January 23, 2019	2,000,000,000	2,000,000,000	2,000,000,000
DE000A11QBV2	floating	January 27, 2019	500,000,000	500,000,000	1,000,000,000
DE000A12T523	floating	February 26, 2019	500,000,000	500,000,000	500,000,000
DE000A11QBN9	fixed	March 14, 2019	500,000,000	500,000,000	1,000,000,000
DE000A11QBP4	floating	March 20, 2019	2,000,000,000	2,000,000,000	2,000,000,000
DE000A11QBQ2	floating	April 15, 2019	2,000,000,000	2,000,000,000	2,000,000,000

Currency / ISIN	Number of issues / coupon type	Maturity	Initial amount in currency of borrowing	Initial amount equivalent in €	Amount outstanding equivalent in €
				(unaudited)
			(in thousands)	(in thousands)	(in thousands)
DE000A1MLVD8	fixed	May 9, 2019	3,000,000,000	3,000,000,000	3,000,000,000
DE000A1X3FP7	floating	July 1, 2019	2,050,000,000	2,050,000,000	2,050,000,000
DE000A1PGP76	floating	October 24, 2019	100,000,000	100,000,000	100,000,000
DE000A1REUB8	fixed	January 15, 2020	2,500,000,000	2,500,000,000	2,500,000,000
DE000A12T5X5	fixed	April 16, 2020	1,500,000,000	1,500,000,000	1,500,000,000
DE000A14J2X2	floating	July 30, 2020	2,000,000,000	2,000,000,000	2,000,000,000
DE000A161KZ6	floating	September 8, 2020	1,000,000,000	1,000,000,000	1,000,000,000
DE000A161KR3	fixed	September 15, 2020	150,000,000	150,000,000	150,000,000
DE000A161KW3	floating	October 8, 2020	2,000,000,000	2,000,000,000	2,000,000,000
DE000A161K17	fixed	October 9, 2020	150,000,000	150,000,000	150,000,000
DE000A161KV5	floating	November 9, 2020	2,000,000,000	2,000,000,000	2,000,000,000
DE000A1H3DB2	floating	January 20, 2021	100,000,000	100,000,000	100,000,000
DE000A1H3DE6	floating	February 16, 2021	50,000,000	50,000,000	50,000,000
DE000A1H3DQ0	floating	April 6, 2021	500,000,000	500,000,000	500,000,000
DE000A1KRG61	fixed	May 17, 2021	10,000,000	10,000,000	10,000,000
DE000A1KQ961	fixed	June 17, 2021	1,000,000,000	1,000,000,000	1,000,000,000
DE000A1K0ET3	floating	August 1, 2021	60,000,000	60,000,000	60,000,000
DE000A1K0SM8	fixed	September 8, 2021	1,500,000,000	1,500,000,000	3,000,000,000
DE000A1PGP84	fixed	September 15, 2021	10,000,000	10,000,000	10,000,000
DE000A1PGP92	fixed	August 15, 2022	10,000,000	10,000,000	10,000,000
DE000A1REUK9	floating	November 15, 2022	20,000,000	20,000,000	20,000,000
DE000A14J2Q6	fixed	April 29, 2030	500,000,000	500,000,000	500,000,000

GBP	18		5,752,000,000	7,837,046,120	11,788,268,956

XS1167585808	floating	January 15, 2016	150,000,000	204,373,595	204,373,595
XS1169601686	floating	January 20, 2016	230,000,000	313,372,846	313,372,846
XS1169627483	floating	January 26, 2016	100,000,000	136,249,063	136,249,063
DE000A1H3DJ5	fixed	March 1, 2016	22,000,000	29,974,794	29,974,794
DE000A14J2R4	fixed	May 6, 2016	650,000,000	885,618,911	885,618,911
DE000A11QBT6	floating	May 9, 2016	500,000,000	681,245,316	681,245,316
DE000A14J2S2	fixed	August 6, 2016	600,000,000	817,494,380	817,494,380
XS1274550661	floating	August 12, 2016	100,000,000	136,249,063	272,498,127
XS1295636481	floating	September 23, 2016	200,000,000	272,498,127	272,498,127
XS1292507719	floating	October 11, 2016	300,000,000	408,747,190	408,747,190
DE000A12T5M8	floating	October 25, 2016	600,000,000	817,494,380	817,494,380
DE000A14J2T0	fixed	November 6, 2016	600,000,000	817,494,380	817,494,380
XS1017603751	fixed	December 7, 2016	500,000,000	681,245,316	1,703,113,291
XS1132083251	fixed	September 26, 2017	50,000,000	68,124,532	68,124,532
XS0922187678	fixed	December 15, 2017	250,000,000	340,622,658	1,703,113,291
XS1243938849	fixed	April 10, 2018	350,000,000	476,871,722	681,245,316
XS1052681902	fixed	December 7, 2018	250,000,000	340,622,658	1,124,054,772
XS1171593020	fixed	December 13, 2019	300,000,000	408,747,190	851,556,646

Currency / ISIN	Number of issues / coupon type	Maturity	Initial amount in currency of borrowing	Initial amount equivalent in €	Amount outstanding equivalent in €
				(unaudited)
			(in thousands)	(in thousands)	(in thousands)
USD	13		15,107,000,000	13,876,182,603	14,702,856,618

XS1023281329	floating	January 28, 2016	500,000,000	459,263,342	642,968,678
US30254WAB54	fixed	April 18, 2016	2,000,000,000	1,837,053,366	1,837,053,366
XS0948050231	floating	September 27, 2016	300,000,000	275,558,005	918,526,683
US30254WAC38	fixed	October 14, 2016	1,500,000,000	1,377,790,025	1,377,790,025
US30254WAF68	fixed	January 30, 2017	1,500,000,000	1,377,790,025	1,377,790,025
XS0807718357	floating	July 24, 2017	7,000,000	6,429,687	6,429,687
US30254WAE93	fixed	September 5, 2017	1,500,000,000	1,377,790,025	1,377,790,025
US30254WAA71	fixed	November 21, 2017	2,000,000,000	1,837,053,366	1,837,053,366
US30254WAH25	fixed	July 30, 2018	1,500,000,000	1,377,790,025	1,377,790,025
US30254WAD11	fixed	November 20, 2018	2,000,000,000	1,837,053,366	1,837,053,366
XS1278568420	floating	August 21, 2019	500,000,000	459,263,342	459,263,342
US30254WAG42	fixed	March 17, 2020	1,500,000,000	1,377,790,025	1,377,790,025
XS1299717543	floating	October 1, 2020	300,000,000	275,558,005	275,558,005

SEK	4		6,200,000,000	674,683,062	767,179,934

XS0743467408	floating	February 8, 2016	300,000,000	32,645,955	70,732,902
XS0633543508	fixed	August 12, 2017	1,000,000,000	108,819,849	163,229,773
XS0803736510	fixed	March 12, 2019	3,500,000,000	380,869,471	380,869,471
XS0782368681	fixed	June 1, 2022	1,400,000,000	152,347,788	152,347,788

AUD	2		800,000,000	537,020,877	537,020,877

AU3CB0191476	fixed	March 20, 2017	500,000,000	335,638,048	335,638,048
AU3CB0229490	fixed	May 8, 2019	300,000,000	201,382,829	201,382,829

NOK	2		750,000,000	78,100,594	98,927,419

XS0690541296	fixed	October 14, 2016	250,000,000	26,033,531	26,033,531
XS0644078486	fixed	July 5, 2021	500,000,000	52,067,062	72,893,887

CAD	1		500,000,000	330,775,337	330,775,337

XS0915510712	floating	April 15, 2016	500,000,000	330,775,337	330,775,337

Sum	99		n.a.	76,049,808,593	87,191,029,140

THE FEDERAL REPUBLIC OF GERMANY

The following information regarding the Federal Republic is derived from the public official documents cited below. Certain of the information is preliminary.

GENERAL

Area, Location and Population

The Federal Republic is situated in central Europe and comprises an area of approximately 357,000 square kilometers (about 138,000 square miles). Its total population is estimated to have been at least 81.9 million at the end of 2015 compared to 81.2 million people at the beginning of 2015. This was a year-on-year population increase for the fifth year in a row. The increase was again due to Germany’s immigration surplus, which more than offset the birth deficit (i.e., the negative difference between births and deaths). Based on provisional results, the Federal Statistical Office estimates that net immigration of foreigners amounted to 1.1 million in 2015, the highest amount ever recorded in the Federal Republic. In 2013, approximately 16% of the total population was concentrated in metropolitan areas with more than 500,000 inhabitants; the largest of these areas were (in descending order) Berlin, Hamburg, Munich, Cologne and Frankfurt am Main.

Sources: Statistisches Bundesamt, Statistisches Jahrbuch 2015, Tables 1.1.2, 2.1.9 (https://www.destatis.de/DE/Publikationen/StatistischesJahrbuch/StatistischesJahrbuch2015.pdf?__blob=publicationFile); Statistisches Bundesamt, Significant population growth to at least 81.9 million in 2015, press release of January 29, 2016 (https://www.destatis.de/EN/PressServices/Press/pr/2016/01/PE16_032_12411.html); Statistisches Bundesamt, Net immigration of foreigners in 2015 amounted to 1.1 million, press release of March 21, 2016 (https://www.destatis.de/EN/PressServices/Press/pr/2016/03/PE16_105_12421.html).

The following table shows selected key demographic figures for the Federal Republic for the years stated.

POPULATION

	2014 (1)	2013 (1)	2012 (1)	2011 (1)	2010 (2)

	(number of persons)
Total population	81,197,537	80,767,463	80,523,746	80,327,900	81,751,602

Age distribution	(percent of total population)
Under 20	18.2	18.2	18.3	18.4	18.4
20-40	24.1	24.0	23.9	23.8	24.2
40-60	30.3	30.7	30.9	31.1	31.1
60-80	21.8	21.8	21.6	21.4	21.0
80 and more	5.6	5.4	5.4	5.3	5.3

Growth rate	(percent change on the previous year)
Total population	0.5	0.3	0.2	—	-0.1
Under 20	0.5	-0.3	-0.5	—	-1.7
20-40	1.1	0.9	0.4	—	-0.7
40-60	-0.6	-0.5	-0.3	—	0.2
60-80	0.7	1.2	1.2	—	0.9
80 and more	4.1	0.9	1.3	—	3.0

(1)	Population based on data from the 2011 Census.
(2)	Population based on former censuses.

Sources: Statistisches Bundesamt, Population, Current Population, Population by age groups, Germany, Value (https://www.destatis.de/EN/FactsFigures/SocietyState/Population/CurrentPopulation/Tables_/lrbev01.html?cms_gtp=150344_list%253D1&https=1); Statistisches Bundesamt, Population, Current Population, Population by age groups, Germany, Change on the previous year (https://www.destatis.de/EN/FactsFigures/SocietyState/Population/CurrentPopulation/Tables_/lrbev01.html?cms_gtp=150344_list%253D2&https=1).

With the publication of the first census results for reference date May 9, 2011 (“2011 Census”), on May 31, 2013, a new basis was provided for intercensal population updates. Compared with the number of inhabitants previously applicable on the basis of official intercensal population updates, there were approximately 1.5 million fewer inhabitants in Germany at the 2011 Census reference date than previously assumed. The population data previously provided for 2011 and 2012 were intercensal estimates based on the population census of 1987 (in western Germany) and on an extract from the Central Population Register of the former GDR of October 3, 1990 (in eastern Germany). These data have been revised, taking account of the 2011 Census results and the subsequent recalculation of population data for 2011.

Sources: Statistisches Bundesamt, State & Society, Current Population based on the 2011 Census (https://www.destatis.de/EN/FactsFigures/SocietyState/Population/CurrentPopulation/CurrentCensus.html); Statistisches Bundesamt, 2011 Census: 80.2 million inhabitants lived in Germany on 9 May 2011, press release of May 31, 2013 (https://www.destatis.de/EN/PressServices/Press/pr/2013/05/PE13_188_121.html).

Notwithstanding the population increase in recent years due to net immigration, the German population is poised for a decline due to the gradual aging of its population. These developments are expected to continue and intensify over the next several decades and may result in a downward pressure on Germany’s growth potential in the long term. According to estimates of the Federal Statistical Office, the current high level of immigration is expected to have only limited effects on long-term population trends and cannot reverse the trend towards increased population aging.

Sources: Statistisches Bundesamt, New projection of Germany’s population by 2060, press release of April 28, 2015 (https://www.destatis.de/EN/PressServices/Press/pr/2015/04/PE15_153_12421.html); Statistisches Bundesamt, Currently high immigration cannot reverse population ageing, press release of January 20, 2016 (https://www.destatis.de/EN/PressServices/Press/pr/2016/01/PE16_021_12421.html).

Government

The Federal Republic is a federated republic whose constitution is codified in the Grundgesetz of 1949. The capital of the Federal Republic is Berlin. The Federal Republic consists of 16 federal states (Länder). The Länder have legislative sovereignty over matters not expressly reserved to the legislative, executive and judicial bodies of the Federal Republic.

The Grundgesetz provides for a Federal President (Bundespräsident), two Houses of Parliament (the Bundestag and the Bundesrat, which consists of representatives of the 16 Länder governments), a Chancellor (Bundeskanzler) and a Federal Constitutional Court (Bundesverfassungsgericht). The Chancellor heads the Federal Government (Bundesregierung), consisting of the Chancellor and the Federal Ministers. The Bundespräsident acts as head of state.

General elections for the Bundestag are generally held every four years on the basis of an electoral system of proportional representation. The last general election was held on September 22, 2013. It is expected that the next general election will be held in September 2017.

A political party is not entitled to party representation in the Bundestag unless it receives at least 5% of the votes cast or three direct mandates, awarded to the candidate with the most votes in a given electoral district, in a general election. The Chancellor is elected by and is responsible to the Bundestag.

Political Parties

The political parties currently represented in the Bundestag are the Christian Democratic Union (CDU) and its Bavarian sister party, the Christian Social Union (CSU), the Social Democratic Party (SPD), the Left-Wing Party (Die Linke, founded in 2007 by the merger of the Left-Wing Party of Democratic Socialism (Linkspartei.PDS) and the party Labor and Social Justice - The Election Alternative (WASG)) and the Greens (Bündnis 90/Die Grünen).

Since 1949, the Federal Republic has been governed by eight Chancellors over 18 electoral periods. The most recent general election, held in September 2013, resulted in a coalition between the Christian Democrats (CDU/CSU) and the Social Democratic Party (SPD), led by Chancellor Dr Angela Merkel (CDU). Dr Merkel has been serving as Chancellor since 2005.

Sources: Der Bundeswahlleiter, Endgültiges amtliches Ergebnis der Bundestagswahl 2013, press release of October 9, 2013 (https://www.bundeswahlleiter.de/de/bundestagswahlen/BTW_BUND_13/presse/w13034_Endgueltiges_amtliches_Ergebnis.html); Deutschlands Zukunft gestalten: Koalitionsvertrag zwischen CDU, CSU und SPD (https://www.cdu.de/sites/default/files/media/dokumente/koalitionsvertrag.pdf).

The following table shows the results of the five most recent general elections for the Bundestag.

ELECTION RESULTS TO THE GERMAN BUNDESTAG

	2013 Elections		2009 Elections		2005 Elections		2002 Elections		1998 Elections
	% of Votes	Seats	% of Votes	Seats	% of Votes	Seats	% of Votes	Seats	% of Votes	Seats
CDU/CSU	41.5	311	33.8	239	35.2	226	38.5	248	35.1	245
SPD	25.7	193	23.0	146	34.2	222	38.5	251	40.9	298
Die Linke. (1)	8.6	64	11.9	76	8.7	54	4.0	2	5.1	36
Bündnis 90/Die Grünen	8.4	63	10.7	68	8.1	51	8.6	55	6.7	47
FDP	4.8	—	14.6	93	9.8	61	7.4	47	6.2	43
Others	10.9	—	6.0	—	3.9	—	3.0	—	5.9	—

Total		631		622		614		603		669

(1)	Results for the Party of Democratic Socialism (PDS) for all elections prior to 2005.

Sources: Statistisches Bundesamt, Statistisches Jahrbuch 2015, Tables 10.1.1 and 10.1.2; Statistisches Bundesamt, Statistisches Jahrbuch 2011, Tables 4.3.1, 4.3.2 and 4.6.

International Organizations

In addition to the European Union (“EU”), the Federal Republic is a member of various major multilateral institutions, including the United Nations, the International Monetary Fund (“IMF”), the International Bank for Reconstruction and Development and the International Development Association, the Council of Europe, the Organization for Economic Cooperation and Development and the North Atlantic Treaty Organization. Furthermore, the Federal Republic is a signatory to the General Agreement on Tariffs and Trade and a member of the World Trade Organization (“WTO”). It is also a shareholder of, among others, the European Investment Bank, the European Bank for Reconstruction and Development, the Asian Infrastructure Investment Bank and the European Atomic Energy Community.

The European Union and European Integration

The Federal Republic was a founding member of the European Coal and Steel Community in 1951, which later developed into the European Union. Today, the Federal Republic is one of 28 member states of the EU, which include Austria, Belgium, Bulgaria, Croatia, Cyprus, the Czech Republic, Denmark, Estonia, Finland, France, Germany, Greece, Hungary, Ireland, Italy, Latvia, Lithuania, Luxembourg, Malta, the Netherlands, Poland, Portugal, Romania, the Slovak Republic, Slovenia, Spain, Sweden and the United Kingdom (“UK”) (together, the “Member States”). According to provisional data, the aggregate population of the Member States was approximately 508 million as of January 1, 2015. The EU is still in the process of enlargement. Formal membership negotiations have been opened with Turkey, Montenegro and Serbia. The former Yugoslav Republic of Macedonia and Albania have been granted candidate status. Bosnia and Herzegovina and Kosovo are potential candidates.

Political Integration

The EU’s three main institutions are the Council (representing the governments of the Member States), the Parliament (elected by and representing the citizens of the Member States) and the European Commission (the executive body of the EU). After several years of negotiations about institutional issues among the Member States in an intergovernmental conference, in which the European Commission and the Parliament were also involved, the Treaty of Lisbon entered into force on December 1, 2009. It amends and supplements the existing treaties underlying the EU and aims to provide the EU with the legal framework and tools necessary to meet future challenges and to respond to citizens’ demands. Among other matters, the treaty aims to make the EU more democratic and transparent by strengthening the role of the European Parliament and national parliaments, by offering more opportunities to citizens to provide input for policy proposals, by clearly categorizing competences between Member States and the EU and by explicitly recognizing the possibility for a Member State to withdraw from the EU. To reflect the EU’s enlargement and improve the effectiveness and efficiency of its decision-making, the treaty also streamlined and modernized EU institutions and simplified their working methods and voting rules.

Sources: European Commission, Europe in 12 lessons by Pascal Fontaine, How does the EU work? (http://bookshop.europa.eu/en/europe-in-12-lessons-pbNA3110652/downloads/NA-31-10-652-EN-C/NA3110652ENC_002.pdf?FileName=NA3110652ENC_002.pdf&SKU=NA3110652ENC_PDF&CatalogueNumber=NA-31-10-652-EN-C); Europa.eu, Treaty of Lisbon: The treaty at a glance (http://europa.eu/lisbon_treaty/glance/index_en.htm).

In connection with the UK’s in/out referendum on its membership in the EU, which is scheduled to be held on June 23, 2016, the European Council, the EU institution that defines the general political direction and priorities of the EU and consists of the heads of state or government of the Member States, engaged in a negotiation to reach a settlement for the UK within the EU. The settlement addresses certain concerns raised by the UK in the areas of economic governance, competitiveness, sovereignty, social benefits and the free movement of persons. Under the mechanism for a voluntary and unilateral withdrawal of a country from the EU, a Member State wishing to withdraw must notify the European Council of its intention to do so. The European Council is then required to provide guidelines for the conclusion of an agreement setting out the arrangements for the Member State’s withdrawal. This agreement is concluded on behalf of the EU by the Council of the EU, acting by qualified majority, having obtained the European Parliament’s consent. The EU treaties cease to apply to the withdrawing Member State from the date of entry into force of the agreement, or within two years of the notification of the withdrawal. The European Council may decide to extend that period.

Sources: European Union, The history of the European Union (http://europa.eu/about-eu/eu-history/index_en.htm); European Union, The history of the European Union: 2000-2009 (http://europa.eu/about-eu/eu-history/2000-2009/index_en.htm); European Union, The history of the European Union – 2013

(http://europa.eu/about-eu/eu-history/2010-today/2013/index_en.htm); Statistical Office of the European Communities, Total population (http://epp.eurostat.ec.europa.eu/tgm/table.do?tab=table&language=en&pcode=tps00001&tableSelection=1&footnotes=yes&labeling=labels&plugin=1); European Commission, Enlargement, Countries, Check current status (http://ec.europa.eu/enlargement/countries/check-current-status/index_en.htm); UK Government, Topic, EU referendum (https://www.gov.uk/government/topical-events/eu-referendum); European Council, The European Council (http://www.consilium.europa.eu/en/european-council/); European Council, A new settlement for the UK in the EU (http://www.consilium.europa.eu/en/policies/uk/2016-uk-settlement-process-timeline/); Council of the EU, Consolidated Version of the Treaty on European Union, Article 50, page 59 (http://data.consilium.europa.eu/doc/document/ST-6655-2008-REV-8/en/pdf).

Economic Integration

From its inception, the EU has had the fundamental objective, in line with its predecessors, of economic integration of its Member States. Culminating a long process, a single market that provides for the free movement of goods and services, persons and capital among the Member States was established as of January 1, 1993. The integration of the Member States’ economies and the completion of a single market are also promoted by a European competition policy, which aims at creating a level playing field for Member States’ companies, thereby promoting economic efficiency, and by a European consumer policy. In addition, various liberalization and harmonization measures are being implemented, for example in the telecommunication and energy sectors. In the financial sector, the single market has been fostered by providing for the free movement of capital and the freedom to perform banking services throughout the EU under the “single passport,” which enables financial institutions to provide financial services throughout the EU based on a single license obtained in one Member State. The EU promotes economic integration with regional aid, which is designed to focus development efforts on certain disadvantaged regions and sections of population of the EU. Another important policy area for the EU has been agriculture and fisheries.

The regulation laying down the multiannual financial framework (“MFF”) of the EU was formally adopted in December 2013. The MFF determines maximum amounts for commitment appropriations for the period from 2014 until 2020, which cover commitments made to spend funds over one or more years in certain expenditure categories. Additionally, the MFF defines annual maximum amounts for payment appropriations, which cover payments made to honor the legal commitments entered into during the current financial year and/or earlier financial years. The 2016 EU budget, which was adopted by the European Parliament in November 2015 and published in February 2016, amounts to EUR 155.0 billion in commitment appropriations and EUR 143.9 billion in payment appropriations. The entire EU budget represents approximately 1% of the EU gross national income.

Sources: European Commission, Europe in 12 lessons by Pascal Fontaine (http://bookshop.europa.eu/en/europe-in-12-lessons-pbNA3110652/downloads/NA-31-10-652-EN-C/NA3110652ENC_002.pdf?FileName=NA3110652ENC_002.pdf&SKU=NA3110652ENC_PDF&CatalogueNumber=NA-31-10-652-EN-C); European Commission, Banking (http://ec.europa.eu/internal_market/bank/index_en.htm); European Council, Council adopts the multiannual financial framework 2014-2020, Press Release, December 2, 2013 (http://www.consilium.europa.eu/uedocs/cms_Data/docs/pressdata/en/ecofin/139831.pdf); European Commission, Budget, Annual Budget, 2016 (http://ec.europa.eu/budget/annual/index_en.cfm?year=2016); EUR-Lex, Budget 2016, General budget, Total revenue (http://eur-lex.europa.eu/budget/data/General/2016/en/GenRev.pdf).

Monetary Integration

The Federal Republic is a signatory to and has ratified the Treaty on European Union of February 1992 (also known as the “Maastricht Treaty”). The Maastricht Treaty was the basis for the establishment of the European Economic and Monetary Union (“EMU”). The EMU led, in turn, to the adoption of irrevocable conversion rates between the euro and the national currencies of the initial participating Member States on December 31, 1998 and the introduction of the euro as the single European currency in the “euro area” on January 1, 1999. On January 1, 2002, banknotes and coins denominated in euro were introduced as legal tender to replace the national currencies in the twelve Member States forming the euro area at that time (Austria, Belgium, Finland, France, Germany, Greece, Ireland, Italy, Luxembourg, the Netherlands, Portugal and Spain). Slovenia, Malta, Cyprus, Slovakia, Estonia and Latvia subsequently joined the euro area. The most recent addition was Lithuania, which joined the euro area on January 1, 2015.

The European Central Bank (“ECB”) was established on June 1, 1998, as part of the European System of Central Banks (“ESCB”). According to the Maastricht Treaty, the primary objective of the ESCB is to maintain price stability. Without prejudice to the objective of price stability, the ESCB supports the general economic policies of the EU. See “Monetary and Financial System” for more information on the ECB and ESCB as well as on the European financial system. The Eurosystem, consisting of the ECB and the national central banks of those Member States whose currency is the euro (“Euro Area Member States”), assumed sole responsibility for the monetary policy in the euro area on January 1, 1999.

Sources: European Union, Consolidated versions of the Treaty on European Union and the Treaty on the Functioning of the European Union (http://eur-lex.europa.eu/legal-content/EN/TXT/HTML/?uri=CELEX:12012M/TXT&from=EN); European Central Bank, Economic and Monetary Union (EMU) (http://www.ecb.int/ecb/history/emu/html/index.en.html); European Central Bank, Lithuania joins the euro area, press release of January 1, 2015 (http://www.ecb.europa.eu/press/pr/date/2015/html/pr150101.en.html); European Central Bank, Monthly Bulletin, 10th Anniversary of the ECB (https://www.ecb.europa.eu/pub/pdf/other/10thanniversaryoftheecbmb200806en.pdf).

EU Economic Governance

The EU economic governance framework aims to detect, prevent and correct problematic economic trends such as excessive government deficits or public debt levels, which can stunt growth and put economies at risk. The framework consists of the following main components.

Stability and Growth Pact. To strengthen the monitoring and coordination of national fiscal and economic policies, the Member States established the Stability and Growth Pact (“SGP”) in 1997. The preventive arm of the SGP binds Member States to their commitments towards sound fiscal policies and coordination by setting country-specific, medium-term budgetary targets. These budget deficit (or surplus) targets are defined in structural terms by taking into consideration business cycle swings and filtering out the effect of one-off and temporary measures. The corrective arm of the SGP consists of the excessive deficit procedure (“EDP”). The EDP ensures the correction of excessive budget deficits (defined as a deficit in excess of 3% of gross domestic product (“GDP”)) or excessive public debt levels (defined as a debt ratio greater than 60% of GDP without an adequate diminishing trend). Countries that fail to respect the SGP’s preventive or corrective rules may ultimately face sanctions. For Euro Area Member States, these could take the form of warnings and financial sanctions including fines of up to 0.2% of GDP (if they fail to abide by either the preventive or the corrective rules) or 0.5% of GDP (if they repeatedly fail to abide by the corrective rules). In addition, all Member States (except the United Kingdom) could face a suspension of commitments or payments from the EU’s structural and investment funds if they fail to abide by the corrective rules. Every April, Member States are required to lay out their fiscal plans for the next three years based on economic governance rules set forth in the SGP. In addition, to ensure the coordination of fiscal policies among Euro Area Member States, governments are required by European economic governance rules to submit their draft budgetary plans for the following year to the European Commission by October 15 of each year.

Sources: European Commission, Economic and Financial Affairs, EU economic governance (http://ec.europa.eu/economy_finance/economic_governance/index_en.htm); European Commission, Economic and Financial Affairs, EU economic governance, Stability and Growth Pact (http://ec.europa.eu/economy_finance/economic_governance/sgp/index_en.htm); European Commission, Economic and Financial Affairs, EU economic governance, Stability and Growth Pact, Stability and Convergence Programmes (http://ec.europa.eu/economy_finance/economic_governance/sgp/convergence/index_en.htm ); European Commission, Economic and Financial Affairs, EU economic governance, Stability and Growth Pact, Draft budgetary plans of euro area Member States (http://ec.europa.eu/economy_finance/economic_governance/sgp/budgetary_plans/index_en.htm).

Macroeconomic Imbalance Procedure. Established in 2011, the macroeconomic imbalance procedure (“MIP”) is a surveillance mechanism that aims to identify potential economic risks early on, prevent the emergence of harmful macroeconomic imbalances and correct any existing excessive imbalances. The preventive arm of the procedure relies on an early warning system that uses a scoreboard of indicators and in-depth country reviews. This preventive arm allows the European Commission and the Council to adopt preventive recommendations to the affected Member State at an early stage. In cases of a Member State with excessive macroeconomic imbalances, the corrective arm may open an excessive imbalance procedure, under which the Member State concerned will have to submit a corrective action plan and regular progress reports. The enforcement regime of the MIP consists of financial sanctions against Euro Area Member States, including fines of up to 0.1% of GDP if a Euro Area Member State repeatedly does not comply with its obligations. In the most recent surveillance cycle, 18 Member States, including Germany, were subject to an in-depth review in the context of the MIP. Of these 13 were found to be experiencing macroeconomic imbalances of various natures and magnitudes. According to the Commission’s assessment, Germany is experiencing macroeconomic imbalances, but these are not excessive. See “The Economy—International Economic Relations—Germany’s Current Account Surplus and the Macroeconomic Imbalance Procedure.”

Sources: European Commission, Economic and Financial Affairs, EU economic governance, Macroeconomic Imbalance Procedure (http://ec.europa.eu/economy_finance/economic_governance/macroeconomic_imbalance_procedure/index_en.htm); European Commission, Economic and Financial Affairs, EU economic governance (http://ec.europa.eu/economy_finance/economic_governance/index_en.htm); European Commission, Economic and Financial Affairs, EU economic governance, Macroeconomic Imbalance Procedure, MIP Reports (http://ec.europa.eu/economy_finance/economic_governance/macroeconomic_imbalance_procedure/mip_reports/index_en.htm).

Treaty on Stability, Coordination and Governance in the EMU. The Treaty on Stability, Coordination and Governance in the EMU (“TSCG”), which was signed in March 2012 and entered into force on January 1, 2013, is intended to promote budgetary discipline in the participating Member States through a fiscal pact. The fiscal pact’s provisions are binding for Euro Area Member States, while the other Member States will only be bound if they adopt the euro, unless they declare their intention to be bound by certain provisions of the treaty at an earlier date. The TSCG was signed by all Member States, except the UK, the Czech Republic and Croatia. The TSCG requires the participating parties to ensure convergence towards the country-specific, medium-term budgetary objectives as defined in the SGP, with a lower limit of a structural deficit of 0.5% of GDP. In the event of a deviation from this requirement, an automatic correction mechanism will be triggered with escape clauses for exceptional circumstances.

Sources: European Council, Fiscal compact signed: Strengthened fiscal discipline and convergence in the euro area, press release of March 2, 2012 (http://www.consilium.europa.eu/uedocs/cms_data/docs/pressdata/en/ec/128454.pdf); Deutsche Bundesbank, Glossary: Treaty on Stability, Coordination and Governance in the EMU (TSCG) (https://www.bundesbank.de/Redaktion/EN/Glossareintraege/T/treaty_on_stability_coordination_and_governance_in_the_emu.html); European Commission, The EU’s economic governance explained, press release of November 26, 2015 (http://europa.eu/rapid/press-release_MEMO-15-6071_en.htm).

Response to the European Sovereign Debt Crisis

Temporary Financial Stability Mechanism. In May 2010, the European Union and Euro Area Member States established a temporary stability mechanism to safeguard the financial stability amid severe tensions in euro area sovereign debt markets, consisting of the European Financial Stabilisation Mechanism (“EFSM”) and the European Financial Stability Facility (“EFSF”). Through the EFSM, which was replaced by the European Stability Mechanism (“ESM”) in 2013, the European Commission was allowed to borrow up to a total of EUR 60 billion on behalf of the EU under an implicit EU budget guarantee. For more information on the ESM, see “—European Stability Mechanism” below. The EFSF, which was created as a temporary institution and since July 1, 2013 no longer engages in new financing programs, had a lending capacity of EUR 440 billion backed by effective guarantees extended by the Euro Area Member States totaling EUR 726 billion. The Federal Republic has committed guarantees of approximately EUR 211 billion to the EFSF in accordance with its share in the paid-up capital of the ECB, which amounts to approximately 29% of the total effective guarantees. The EFSF will be dissolved and liquidated when all financial assistance provided to Euro Area Member States and all funding instruments issued by the EFSF have been repaid in full. As of March 2016, the EFSF had outstanding bonds and bills of approximately EUR 175 billion.

Sources: European Commission, Economic and Financial Affairs, Financial assistance in EU Member States (http://ec.europa.eu/economy_finance/assistance_eu_ms/index_en.htm); European Commission, Intergovernmental support mechanisms (http://ec.europa.eu/economy_finance/assistance_eu_ms/intergovernmental_support/index_en.htm); European Commission, Economic and Financial Affairs, European Financial Stabilisation Mechanism (EFSM) (http://ec.europa.eu/economy_finance/eu_borrower/efsm/index_en.htm); European Financial Stability Facility, Publications, FAQ on the EFSF (http://www.efsf.europa.eu/attachments/2016_02_01_EFSF_FAQ.pdf ); European Financial Stability Facility, Investor relations, EFSF Investor Presentation (http://www.esm.europa.eu/pdf/EFSF_ESM_New_Investor_Presentation_March_20162.pdf).

European Stability Mechanism. Since October 2012, the ESM, which was established as an intergovernmental organization under public international law by the Euro Area Member States, has been assisting in preserving the financial stability of the EMU. As of July 1, 2013, it assumed the tasks fulfilled by the EFSF and the EFSM and is currently the primary support mechanism for Euro Area Member States experiencing or threatened by severe financing problems, if such assistance is deemed essential to safeguard financial stability in the euro area as a whole. The ESM issues bonds or other debt instruments on the financial markets to raise capital to provide assistance to Euro Area Member States. Unlike the EFSF, which is based upon guarantees by Euro Area Member States, the ESM has total subscribed capital of EUR 705 billion provided by Euro Area Member States, which provides it with a lending capacity of EUR 500 billion. EUR 81 billion of the ESM’s subscribed capital is in the form of paid-in capital with the balance of EUR 624 billion being callable capital. The contribution of each Euro Area Member State is based on the paid-in capital for the ECB. On this basis, the Federal Republic’s contribution amounts to approximately 27% of the aggregate contributions to the ESM. The Federal Republic contributes approximately EUR 22 billion of paid-in capital to the ESM.

Financial assistance from the ESM is activated upon a request from a Member State to the chairperson of the ESM’s board of governors and is provided subject to conditions appropriate to the instrument chosen. The initial instruments available to the ESM have been modeled upon those available to the EFSF and include the extension of loans to a Euro Area Member State in financial difficulties, interventions in the primary and secondary debt markets, action based on a precautionary program, and the extension of loans to governments, or since December 2014 directly to affected financial institutions, for the purposes of recapitalizing financial institutions. Each instrument is to be linked to a memorandum of understanding which sets forth the conditions for financial support that the Member State has negotiated with the European Commission in liaison with the ECB, as well as the monitoring and surveillance procedures established to ensure the Member State is progressing towards financial stability. In principle, decisions under the ESM are taken by mutual agreement. However, in the event that the European Commission and the ECB conclude that an urgent decision related to financial assistance is needed because the financial and economic sustainability of the euro area is threatened, the mutual agreement rule is replaced by a qualified majority of 85%. Given its voting rights of approximately 27%, the Federal Republic may veto any decision even under the emergency voting rule. As of March 2016, the ESM had loans outstanding to Spain, Cyprus and Greece of approximately EUR 63 billion.

Sources: European Commission, Economic and Financial Affairs, Intergovernmental support mechanisms, European Stability Mechanism (ESM) (http://ec.europa.eu/economy_finance/assistance_eu_ms/intergovernmental_support/index_en.htm); Frequently Asked Questions on ESM paid-in capital, as of May 1, 2014 (http://www.esm.europa.eu/pdf/FAQ%20on%20paid-in%20capital.pdf); European Stability Mechanism, Financial assistance (http://www.esm.europa.eu/assistance/index.htm).

Financial Assistance to Euro Area Member States

Greece. Since May 2010, Greece has been receiving financial support from Euro Area Member States and the IMF to cope with its financial difficulties and economic challenges. This support comes in the form of economic adjustment programs, which include measures to support the Greek government’s efforts to address economic imbalances, tackle social challenges, and pave the way for sustainable economic growth and job creation. Under the first economic adjustment program, the Euro Area Member States agreed in May 2010 to provide Greece with stability support in the form of pooled bilateral loans of up to EUR 80 billion to be disbursed over the period May 2010 through June 2013, parallel to a loan facility provided by the IMF of up to EUR 30 billion. The Federal Republic committed to contribute up to approximately EUR 22.3 billion, which was to be extended by KfW on behalf of the Federal Republic. As of December 2011, a total amount of EUR 73 billion had been disbursed under the Greek Loan Facility, of which approximately EUR 53 billion was provided by Euro Area Member States and EUR 20 billion by the IMF.

Under the second economic adjustment program, which was approved by the Euro Area Member States in March 2012, the EFSF and the IMF committed the undisbursed amounts of the first program plus an additional EUR 130 billion in financial assistance for the years 2012 to 2014. Disbursements of financial assistance under the program were conditioned upon the observance of certain quantitative performance criteria and a positive evaluation of progress made on policy criteria. Following an extension by four months, the second program expired at the end of June 2015. The outstanding EFSF loan to Greece under the second program amounts to approximately EUR 130.9 billion.

In July 2015, the Greek government submitted a request to the ESM’s board of governors for further stability support. Following approval by the ESM’s board of governors, the European Commission signed a memorandum of understanding with Greece for a third economic adjustment program. Under this program, the ESM is able to disburse up to EUR 86 billion in financial assistance to Greece over a three-year period ending in August 2018. Disbursements are contingent upon the Greek government’s progress in delivering on certain policy conditions set forth in the memorandum of understanding which aim to enable the Greek economy to return to a sustainable growth path based on sound public finances, enhanced competitiveness, high employment and financial stability. As of the end of March 2016, the total disbursements of ESM financial assistance to Greece amounted to approximately EUR 21.4 billion.

Sources: European Commission, Economic and Financial Affairs, Financial assistance to Greece (http://ec.europa.eu/economy_finance/assistance_eu_ms/greek_loan_facility/index_en.htm); European Stability Mechanism, Financial Assistance, Greece (http://www.esm.europa.eu/assistance/Greece/index.htm).

Ireland. The first Euro Area Member State to receive support by the EFSM and EFSF was Ireland. The financial assistance, agreed upon in December 2010 and provided subject to compliance with an economic adjustment program, consisted of financial support in a total amount of EUR 85 billion, including EUR 22.5 billion financed through the EFSM, EUR 17.7 billion through the EFSF and EUR 22.5 billion through the IMF. The financial assistance program for Ireland expired as planned in December 2013. Ireland remains subject to post-program surveillance until at least 75% of the financial assistance received has been repaid which is not expected until 2031. As of the end of March 2016, Ireland had already repaid SDR 15.7 billion (approximately EUR 19.6 billion) of loans to the IMF.

Sources: European Commission, Council agrees on joint EU-IMF financial assistance package for Ireland, press release of December 7, 2010 (http://ec.europa.eu/economy_finance/articles/eu_economic_situation/2010-12-01-financial-assistance-ireland_en.htm); European Commission, Economic and Financial Affairs, Financial Assistance in EU Member States, Ireland (http://ec.europa.eu/economy_finance/assistance_eu_ms/ireland/index_en.htm); European Financial Stability Facility, EFSF financial assistance for Ireland ends with successful Irish exit, press release of December 8, 2013 (http://www.efsf.europa.eu/mediacentre/news/2013/efsf-financial-assistance-for-ireland-ends-with-successful-irish-exit.htm); International Monetary Fund, Ireland: Transactions with the Fund from May 01, 1984 to February 29, 2016 (http://www.imf.org/external/np/fin/tad/extrans1.aspx?memberKey1=470&endDate=2016-02-29).

Portugal. Following the Portuguese Republic’s application for support in early April 2011, euro area, EU and IMF financial assistance was provided for the 2011 to mid-2014 period on the basis of an economic adjustment program agreed between the Portuguese authorities and officials from the European Commission, the IMF and the ECB in May 2011. The total financial package amounted to EUR 78 billion, with EFSM, EFSF and IMF each contributing EUR 26 billion. After the conclusion of the final review mission in May 2014, the Portuguese government decided to exit its macroeconomic adjustment program without successor arrangement. Portugal remains subject to post-program surveillance until at least 75% of the financial assistance received has been repaid which is not expected until 2026. As of the end of March 2016, Portugal had already repaid SDR 8.2 billion (approximately EUR 10.2 billion) of loans to IMF.

Sources: European Commission, Economic and Financial Affairs, Financial Assistance in EU Member States, Portugal (http://ec.europa.eu/economy_finance/assistance_eu_ms/portugal/index_en.htm); Eurogroup, Eurogroup Statement on Portugal, press release of May 5, 2014 (http://www.consilium.europa.eu/workarea/downloadAsset.aspx?id=15740); International Monetary Fund, Portugal: Transactions with the Fund from May 01, 1984 to February 29, 2016 (http://www.imf.org/external/np/fin/tad/extrans1.aspx?memberKey1=810&endDate=2016-02-29).

Spain. In June 2012, the Spanish government requested financial assistance from the Euro Area Member States for the recapitalization of certain of its financial institutions. In July 2012, the finance ministers of the Euro Area Member States agreed to grant such financial assistance of up to EUR 100 billion, designed to cover the estimated shortfall in capital requirements along with an additional safety margin. The finance ministers of the Euro Area Member States agreed that the Fund for Orderly Bank Restructuring, acting as agent of the Spanish government, would receive the funds and direct them to the financial institutions concerned. The financial assistance was accompanied by policy conditionality focused on the banking sector. The assistance was initially financed by the EFSF and then transferred to the ESM (without applying seniority status). On December 31, 2013, the financial assistance program expired. The ESM has disbursed a total of EUR 41.3 billion to the Spanish government for the recapitalization of the country’s banking sector. Spain remains subject to post-program surveillance until at least 75% of the financial assistance received has been repaid. As of the end of March 2016, Spain had already repaid EUR 5.6 billion, in part voluntarily. Barring further early repayments, Spain is expected to be able to exit post-program surveillance in 2026.

Sources: European Commission, Economic and Financial Affairs, Financial Assistance in EU Member States, Spain (http://ec.europa.eu/economy_finance/assistance_eu_ms/spain/index_en.htm); ESM, Financial Assistance, Spain (http://www.esm.europa.eu/assistance/spain/); European Stability Mechanism, Spain successfully exits ESM financial assistance programme, press release of December 31, 2013 (http://www.esm.europa.eu/press/releases/spain-successfully-exits-esm-financial-assistance-programme.htm).

Cyprus. The economic adjustment program for Cyprus was formally agreed in May 2013. The financial package was designed to cover financing needs of up to EUR 10 billion, with the ESM providing up to EUR 9 billion and the IMF contributing around EUR 1 billion. The program addressed Cyprus’s financial sector imbalances including an appropriate downsizing of the country’s financial sector, fiscal consolidation, structural reforms and privatization. The financial assistance program expired in March 2016 as planned. Approximately EUR 2.7 billion of the ESM financing package remained unutilized. Cyprus remains subject to post-program surveillance until at least 75% of the financial assistance received has been repaid, which is not expected before 2030.

Sources: European Commission, Economic and Financial Affairs, Financial Assistance in EU Member States, Cyprus (http://ec.europa.eu/economy_finance/assistance_eu_ms/cyprus/index_en.htm); ESM, Financial Assistance, Cyprus (http://www.esm.europa.eu/assistance/cyprus/index.htm); Eurogroup, Eurogroup Statement on Cyprus, press release of March 7, 2016 (http://www.consilium.europa.eu/en/press/press-releases/2016/03/07-eurogroup-statement-cyprus/).

Response to Migratory Pressure

Prevention of Illegal Migration Flows. The growing instability in the EU’s southern neighboring countries has increased the number of people trying to reach the EU. The EU and the Member States have been intensifying efforts to establish an effective, humanitarian and safe European migration policy. To prevent illegal migration flows, the EU seeks to address the root causes of migration, including conflicts, political and economic instability, human rights violations and poverty. In the Federal Government’s opinion, because a solution cannot be found by individual Member States alone but only by all Member States together, solving the problem requires a comprehensive approach covering all relevant areas, such as combating the causes of migration, protecting external borders and establishing return policies, as well as distributing refugees with international protection. The EU also seeks to define which countries can be considered safe countries of origin to facilitate the swift processing of asylum applications of persons having those countries’ nationality. Further, the EU negotiates and concludes readmission agreements with third countries, setting out the rules for returning irregular migrants to the territory of those third countries. Specifically, in March 2016, Turkey and the EU agreed that all new irregular migrants crossing from Turkey into Greek islands will be returned to Turkey. For every Syrian being returned to Turkey from Greek islands, another Syrian will be resettled from Turkey to the EU taking into account the UN vulnerability criteria. The resettlement mechanism is restricted to a limit of 72,000 persons and is intended to count towards the resettlement and relocation commitments already made by the Member States. For more information, see “—Relocation and Registration of Migrants.”

Sources: European Council, Finding solutions to migratory pressures (http://www.consilium.europa.eu/en/policies/migratory-pressures/); European Council, Preventing illegal migration flows (http://www.consilium.europa.eu/en/policies/migratory-pressures/preventing-illegal-migration-flows/); European Council, Return and readmission (http://www.consilium.europa.eu/en/policies/migratory-pressures/return-readmission/); European Council, EU-Turkey statement, 18 March 2016, press release of March 18, 2016 (http://www.consilium.europa.eu/en/press/press-releases/2016/03/18-eu-turkey-statement/).

Addressing Urgent Humanitarian Needs. The EU provides humanitarian aid to Syrian refugees through assistance to UN agencies, Lebanon, Jordan and Turkey. In November 2015, a joint action plan was adopted between the EU and Turkey. As planned, the EU has committed to provide immediate and continuous humanitarian assistance to Turkey. To this end, a facility for refugees in Turkey has been set up, under which the EU initially allocated EUR 3 billion to help improve the situation of Syrian refugees in Turkey. Going forward, the EU may mobilize additional funding of EUR 3 billion for the facility. In February 2016, the EU and the Member States pledged more than EUR 3 billion to assist Syrians in 2016, including those remaining in Syria, Syrian refugees and communities hosting them in the neighboring countries. In March 2016, the Council adopted a regulation setting up an EU emergency support mechanism to help Greece and other Member States overwhelmed by the arrival of large numbers of refugees. The emergency support mechanism can also be activated in response to other crises or disasters affecting Member States with severe humanitarian consequences, such as nuclear accidents, terrorist attacks and epidemics. The support measures will be financed from new budget lines dedicated to the emergency support mechanism. The corresponding amendment of the EU budget was adopted on April 13, 2016 by the European Parliament. The amending budget makes EUR 100 million in commitments and EUR 80.2 million in payments available from the 2016 EU budget.

Sources: European Council, Addressing urgent humanitarian needs (http://www.consilium.europa.eu/en/policies/migratory-pressures/humanitarian-response/); European Council, EU-Turkey statement, 18 March 2016, press release of March 18, 2016 (http://www.consilium.europa.eu/en/press/press-releases/2016/03/18-eu-turkey-statement/); Council of the EU, Refugee crisis: the Council sets up emergency support, press release of March 15, 2016 (http://www.consilium.europa.eu/en/press/press-releases/2016/03/15-refugee-crisis-emergency-support/).

Reinforcement of Border Controls. The current migratory and refugee crisis has led to difficulties in several Member States of ensuring adequate external border controls and the reception and processing of arriving migrants. To control the EU’s external borders effectively and thereby manage migration better, discussions are ongoing at the Council and the European Council on strengthening the role and capacities of Frontex, an EU agency that promotes, coordinates and develops European border management; the possibility of an EU border guard system; and the use of new technologies for border control. To that end, in December 2015, the European Commission presented a package of proposals, for which an overall compromise within the Council has been reached. Final agreement with the European Parliament is expected by the end of June 2016.

Effective management of the EU’s external borders is fundamental for the well-functioning of free movement within the EU. Within the Schengen area, which encompasses most Member States, except Bulgaria, Croatia, Cyprus, Ireland, Romania and the UK, any person, irrespective of nationality, may cross internal borders without being subjected to border checks. In case of a serious threat to public policy or internal security, a Schengen country may exceptionally temporarily reintroduce border controls at its internal borders. In the context of the migrant crisis, several Schengen countries have temporarily reintroduced internal border controls.

In February 2016, the Council adopted a recommendation relating to Greece’s application of the Schengen rules to address a series of deficiencies identified, including in the areas of border surveillance, border checks, registration procedures, human resources and infrastructure and international cooperation. If after three months from the adoption of this recommendation serious deficiencies persist that put the functioning of the whole or part of the Schengen area at risk and this constitutes a serious threat to public policy or internal security, the Commission may trigger the application of a procedure to reintroduce border controls at one or several internal borders for up to six months. These border controls could be prolonged by additional six month periods for up to a maximum of two years.

Sources: European Council, Strengthening the EU’s external borders (http://www.consilium.europa.eu/en/policies/migratory-pressures/strengthening-external-borders/); European Commission, Migration and Home Affairs, Schengen Area (http://ec.europa.eu/dgs/home-affairs/what-we-do/policies/borders-and-visas/schengen/index_en.htm); European Commission, Migration and Home Affairs, Temporary Reintroduction of Border Control (http://ec.europa.eu/dgs/home-affairs/what-we-do/policies/borders-and-visas/schengen/reintroduction-border-control/index_en.htm).

Relocation and Registration of Migrants. The continued increase in migratory flows through the Mediterranean has underlined the need to provide assistance to Member States exposed to high migratory pressure. In June 2015, the Commission adopted a proposal on a European resettlement scheme, which was followed by an agreement among the Member States in July to resettle 22,504 persons in clear need of international protection. As of March 15, 2016, approximately 4,500 persons have been resettled under this scheme. In September 2015, the Council agreed to the relocation of 160,000 asylum seekers from the frontline Member States, Italy and Greece, to other Member States over a period of two years. The relocation process started in October 2015. To facilitate the registration of migrants, the European Council agreed to the setting up of facilities (hotspots) in frontline Member States in June 2015. The first hotspots were created in Italy and Greece. In March 2016, the European Council noted that more work has to be done on hotspots although progress has been achieved in rendering all hotspots fully operational and increasing reception capacities. Specifically, the European Council called on the EU and Member States to provide support for asylum structures in Greece and its capacity for returning irregular migrants to Turkey.

Sources: European Council, Reinforcing internal solidarity and responsibility (http://www.consilium.europa.eu/en/policies/migratory-pressures/reinforcing-internal-solidarity-responsibility/); European Commission, Relocation and Resettlement: EU Member States urgently need to deliver, press release of March 16, 2016 (http://europa.eu/rapid/press-release_IP-16-829_en.htm); European Council, European Council conclusions, 17-18 March 2016, press release of March 18, 2016 (http://www.consilium.europa.eu/en/press/press-releases/2016/03/18-european-council-conclusions/).

Legal Framework. Since 1999, the EU has been working to create a Common European Asylum System (“CEAS”), which is based on a number of EU directives and regulations, to guarantee high standards of protection for refugees as well as fair and effective procedures throughout the EU. Among other matters, the CEAS seeks to harmonize the process for applying for asylum throughout the EU, to provide asylum applicants with material reception conditions such as housing and food, to register applicants by taking their fingerprints and sending them to a special database, and to facilitate identification of the country responsible for a refugee’s asylum application. The Dublin Regulation establishes which Member State is responsible for the examination of an asylum application based on a number of criteria, including, in order of importance, family considerations, recent possession of visa or residence permit in a Member State and through which Member State the applicant has entered the EU. In June 2014, the European Council called for the transposition and implementation of the CEAS and for a strengthened role of the European Asylum Support Office, an EU agency tasked with developing practical cooperation among Member States, supporting Member States under pressure and contributing to the implementation of the CEAS by various other means. As part of its efforts to ensure the full implementation of the CEAS legislation, the European Commission adopted multiple infringement decisions against several Member States in September and December 2015.

Sources: European Commission, Migration and Home Affairs, Common European Asylum System (http://ec.europa.eu/dgs/home-affairs/what-we-do/policies/asylum/index_en.htm); European Council, Providing legal avenues (http://www.consilium.europa.eu/en/policies/migratory-pressures/providing-legal-avenues/); European Commission, Migration and Home Affairs, Common European Asylum System, Country responsible for asylum application (Dublin) (http://ec.europa.eu/dgs/home-affairs/what-we-do/policies/asylum/examination-of-applicants/index_en.htm); Regulation (EU) No 604/2013 of the European Parliament and of the Council of June 26, 2013 (http://eur-lex.europa.eu/legal-content/EN/ALL/;jsessionid=jHNlTp3HLjqw8mqGbQSpZh1VWpjCyVQq14Hgcztw4pbfSQZffnrn!557467765?uri=CELEX:32013R0604); European Commission, Migration and Home Affairs, Facts & Figures, Common European Asylum System (http://ec.europa.eu/dgs/home-affairs/e-library/multimedia/infographics/index_en.htm#0801262489daa027/c_); European Commission, Migration and Home Affairs, Agencies (http://ec.europa.eu/dgs/home-affairs/what-we-do/agencies/index_en.htm#6); European Commission, More Responsibility in managing the refugee crisis: European Commission adopts 40 infringement decisions to make European Asylum System work, press release of September 23, 2015 (http://europa.eu/rapid/press-release_IP-15-5699_en.htm); European Commission, Implementing the Common European Asylum System: Commission escalates 8 infringement proceedings, press release of December 10, 2015 (http://europa.eu/rapid/press-release_IP-15-6276_en.htm).

Statistical Standards

Statistical Standard for the National Accounts

Since August 2014, the Federal Statistical Office calculates the German national accounts in accordance with the European System of National and Regional Accounts 2010 (“ESA 2010”) which, in turn, is based on the System of National Accounts (SNA 2008) of the United Nations. Recalculations have been conducted for all time series since 1991.

Source: Federal Statistical Office, Major revision of national accounts 2014: results and background (https://www.destatis.de/EN/Methods/NationalAccountRevision/Revision2014_BackgroundPaper.pdf?__blob=publicationFile).

Statistical Standard for the Balance of Payments

Since July 2014, the methodological concept of the German balance of payments statistics follows the sixth edition of the Balance of Payments and International Investment Position Manual (“BPM6”), the revised standard of the IMF. The application of BPM6 is binding for Member States by virtue of a regulation adopted by the European Commission. Balance of payments data since 1991 have been recalculated in accordance with BPM6.

Source: Bundesbank, Changes in the methodology and classifications of the balance of payments and the international investment position, Monthly Report, June 2014 (http://www.bundesbank.de/Redaktion/EN/Downloads/Publications/Monthly_Report_Articles/2014/2014_06_methodology_balance_of_payments.pdf?__blob=publicationFile).

Statistical Disclosure Standards of the International Monetary Fund

Since February 2015, the Federal Republic meets the Special Data Dissemination Standard Plus (“SDDS Plus”) of the IMF relating to coverage, periodicity and timeliness of economic data. The SDDS Plus was created in 2012 as an extension of the existing Special Data Dissemination Standard (“SDDS”). By providing comparable economic and financial data, it is designed to improve the transparency of the financial sector and its international interdependencies, and thus contributes to the identification of risks at an early stage. Although adherence by member countries to the SDDS Plus is voluntary, it carries a commitment requiring members to observe the standard and to provide certain information to the IMF about their practices in disseminating economic and financial data.

Source: Bundesministerium der Finanzen, Deutschland stellt ab heute Indikatoren nach dem „speziellen Datenverbreitungsstandard Plus” (SDDS Plus) des IWF bereit, press release of February 18, 2015 (http://www.bundesfinanzministerium.de/Content/DE/Pressemitteilungen/Finanzpolitik/2015/02/2015-02-18-PM07.html?source=stdNewsletter).

THE ECONOMY

Overview

Since 1945, the Federal Republic’s economic system has developed into a social market economy, combining the free initiative of the individual with progressive social principles. The Grundgesetz guarantees freedom of private enterprise and private property, provided that these basic rights are not exercised against the public good. The state mainly has a regulatory function in the market economy, setting the general framework of conditions within which market processes take place. State intervention in price setting is limited to a very small number of industries.

Key Economic Figures

The German economy is one of the world’s largest economies. In 2015, the GDP of Germany expressed at current prices was EUR 3,025.9 billion, compared to EUR 2,915.7 billion in 2014, which represents an increase of 3.8%. GDP adjusted for price effects rose by 1.7% compared to 2014, and exceeded the 1991 level by 36.5%. 1991 represents the first full year after German reunification on October 3, 1990. The growth in GDP since 1991 has been largely driven by productivity gains, as price-adjusted GDP per employee has risen by 23.0% since 1991. In calculating price-adjusted GDP, the Federal Statistical Office (Statistisches Bundesamt) uses a chain index based on the previous year’s prices. In 2015, GDP per capita at current prices was EUR 37,099, while GDP per employee at current prices was EUR 70,317.

Source: Statistisches Bundesamt, Fachserie 18, Reihe 1.4 - 2015 (February 2016), Tables 2.1.1 and 2.1.4.

As in many advanced economies, the services sector of the Federal Republic has become the largest contributor to GDP (in terms of gross value added). In 2015, services accounted for 69.0% of gross value added, measured at current prices, compared to 62.1% in 1991. The two most important subsectors were “trade, transport, accommodation and food services,” accounting for 15.5% in 2015, compared to 16.2% in 1991, and “public services, education, health,” accounting for 18.3% of gross value added in 2015, compared to 15.9% in 1991. The production sector (excluding construction) generated 25.8% of gross value added compared to 30.9% in 1991. Construction contributed 4.7% to gross value added in 2015, compared to 6.0% in 1991, and agriculture, forestry and fishing accounted for 0.6% of gross value added in 2015, compared to 1.2% in 1991.

Source: Statistisches Bundesamt, Fachserie 18, Reihe 1.4 - 2015 (February 2016), Table 2.2.1.

In 2015, private final consumption expenditure totaled 54.0% of GDP in current prices, gross capital formation amounted to 18.8% and government final consumption expenditure equaled 19.4%, almost unchanged from 2014. Exports and imports of goods and services accounted for 46.9% and 39.1% of GDP at current prices, respectively. The trade balance (according to national accounts) thus showed a surplus equal to 7.8% of GDP in 2015, compared to 6.7% of GDP in 2014.

Source: Statistisches Bundesamt, Fachserie 18, Reihe 1.4 - 2015 (February 2016), Table 2.3.1.

In 2015, price-adjusted GDP rose by 1.7% compared to 2014. The GDP adjusted for both price and calendar effects, increased by 1.4% compared to 2014. Net exports had a slightly positive effect on economic growth in 2015 (growth contribution: 0.2 percentage points). This was due to the increase in exports of 5.4% (2014: 4.0%), while imports rose by 5.8% (2014: 3.7%), all on a price-adjusted basis. Gross fixed capital formation in machinery and equipment increased in 2015 by 4.8%, compared to a 4.5% increase in 2014, in price-adjusted terms, while gross fixed capital formation in construction increased slightly by 0.3%. Final consumption expenditure of general government rose by 2.4% in 2015 on a price-adjusted basis, and final consumption expenditure of households rose by 1.9% on a price-adjusted basis compared to 2014.

Source: Statistisches Bundesamt, Fachserie 18, Reihe 1.4 - 2015 (February 2016), Tables 2.1.1, 2.3.2, 2.3.5 and 2.3.10.

The annual average rate of registered unemployment (as computed under the “national definition” of the Federal Employment Agency (Bundesagentur für Arbeit)) declined from 6.7% in 2014 to 6.4% in 2015. However, based on the internationally comparable method of calculation promulgated by the International Labour Organization (“ILO”), which is referred to as the “ILO definition,” the annual average unemployment rate decreased from 4.7% in 2014 to 4.3% in 2015. For an explanation of the differences between the national definition and the ILO definition, see “—Employment and Labor.” Inflation as measured by the percentage increase in the national consumer price index (“CPI”) decreased to 0.3% in 2015, compared to 0.9% in 2014. Excluding energy prices, the index rose by 1.1%. General government gross debt stood at EUR 2,152.9 billion at year-end 2015, compared to EUR 2,177.7 billion at year-end 2014.

Sources: Bundesagentur für Arbeit, Monatsbericht Februar 2016, Table 5.1; Statistisches Bundesamt, Fachserie 18, Reihe 1.4 – 2015 (February 2016), Table 2.1.13; Statistisches Bundesamt, Fachserie 17, Reihe 7 (February 2016), Table 1.1 and 1.2; Statistisches Bundesamt, Consumer prices in 2015: +0.3% on the previous year, press release of January 19, 2016 (https://www.destatis.de/EN/PressServices/Press/pr/2016/01/PE16_018_611.html); Deutsche Bundesbank, Time series BBK01.BJ9059: General government debt as defined in the Maastricht Treaty - Germany - overall (http://www.bundesbank.de/Navigation/EN/Statistics/Time_series_databases/Macro_economic_time_series/its_details_value_node.html?tsId=BBK01.BJ9059&listId=www_v27_web001_02a).

The following table shows selected key economic figures for the Federal Republic for each of the years indicated.

KEY ECONOMIC FIGURES

	2015	2014	2013	2012	2011
	(EUR in billions, unless otherwise indicated)
GDP - at current prices	3,025.9	2,915.7	2,820.8	2,754.9	2,703.1
(change from previous year in %)	3.8	3.4	2.4	1.9	4.8
GDP - price-adjusted, chain-linked index (2010=100), not adjusted for calendar effects	107.9	106.1	104.4	104.1	103.7
(change from previous year in %)	1.7	1.6	0.3	0.4	3.7
GDP - price-adjusted, chain-linked index (2010=100), adjusted for calendar effects	107.8	106.2	104.6	104.1	103.5
(change from previous year in %)	1.4	1.6	0.4	0.6	3.7
Unemployment rate (ILO definition) (in %) (1)	4.3	4.7	4.9	5.0	5.5
Rate of inflation (year-to-year change in consumer price index (CPI) in %)	0.3	0.9	1.5	2.0	2.1
Balance of payments - current account	257.0	212.9	190.4	193.6	164.6
General government gross debt (2)	2,152.9	2,177.7	2,177.8	2,193.3	2,116.8

(1)	Unemployed persons, available and seeking work.
(2)	Definition according to Maastricht Treaty.

Sources: Statistisches Bundesamt, Fachserie 18, Reihe 1.2 - 4. Vierteljahr 2014 (February 2015), Tables 1.1 and 1.11; Statistisches Bundesamt, Verbraucherpreise, Verbraucherpreisindex für Deutschland, Veränderungsraten zum Vorjahr in %

(https://www.destatis.de/DE/ZahlenFakten/GesamtwirtschaftUmwelt/Preise/Verbraucherpreisindizes/Tabellen_/VerbraucherpreiseKategorien.html?cms_gtp=145114_list%253D2%2526145110_slot%253D2&https=1); Deutsche Bundesbank, Monatsbericht März 2016, Table XII.2; Deutsche Bundesbank, Time series BBK01.BJ9059: General government debt as defined in the Maastricht Treaty - Germany - overall

(http://www.bundesbank.de/Navigation/EN/Statistics/Time_series_databases/Macro_economic_time_series/its_details_value_node.html?

tsId=BBK01.BJ9059&listId=www_v27_web001_02a).

Economic Outlook

In its forecast published in April 2016, the Federal Government projected that GDP in Germany will grow by 1.7% in 2016, with private consumption growing by 2.0% (all growth rates are in price-adjusted terms). Exports and imports are expected to increase by 2.9% and 5.2%, respectively, compared to 2015. Investment in machinery and equipment is projected to increase by 2.6% and construction is forecast to increase by 2.7%. Growth is expected to be driven exclusively by domestic demand. The Federal Government expects that domestic employment will increase by approximately 480,000 persons, or 1.1%, in 2016 compared to 2015, reaching a record level of 43.5 million persons in 2016. Registered unemployment (Arbeitslose) is expected to decrease slightly by 40,000 persons compared to 2015 to approximately 2.75 million persons in 2016 on average.

Source: Bundesministerium für Wirtschaft und Energie, Bundesminister Gabriel: Deutsche Wirtschaft wächst dank starker Binnenwirtschaft, press release of April 20, 2016 (http://www.bmwi.de/DE/Presse/pressemitteilungen,did=763840.html).

Economic Policy

General

The Federal Government aims to safeguard and build on the foundations for prosperity, social cohesion and a high quality of life in Germany. It is counting on investment, on innovation and research, on efficient infrastructure, on the integration of labor and on the continuing internationalization of the German economy. It aims to implement a modern and practical economic policy in order to overcome impediments to productivity.

The German economy remains competitive, and, despite increasing burdens as well as external and internal risks, the Federal Government expects German economic growth to remain robust. Employment and GDP in Germany increased on an annual average basis from 2010 to 2015. In 2015, a record level of domestic employment was reached, with 43.0 million persons employed. For more information on recent economic developments, see “—Key Economic Figures.”

Sources: Bundesministerium für Wirtschaft und Energie, 2016 Annual Economic Report (Summary in English:

http://www.bmwi.de/English/Redaktion/Pdf/jahreswirtschaftsbericht-2016-englische-zusammenfassung,property=pdf,bereich=bmwi2012,sprache=en,rwb=true.pdf, German text: http://www.bmwi.de/BMWi/Redaktion/PDF/J-L/jahreswirtschaftsbericht-2016,property=pdf,bereich=bmwi2012,sprache=de,rwb=true.pdf); Statistisches Bundesamt, Fachserie 18, Reihe 1.4 - 2015 (February 2016), Table 2.1.14.

Current Policy Initiatives

Following the formation of a new Federal Government at the end of 2013, the objectives of economic policy have shifted somewhat. The Federal Government will continue the strategy of sound fiscal and budgetary as well as growth enhancing policies. At the same time it will seek to maintain competitiveness and strengthen the growth potential with public investment to be stepped up and conditions for private investment improved, thus broadening the scope for a sustained boost to the long-term performance of the German economy. Current policy initiatives are outlined below in more detail.

The Federal Government has continued the consolidation of public finances, fully adhering both to the requirements stipulated by the constitutional balanced budget rule (known as the “debt brake” (Schuldenbremse)), as well as to the European frameworks such as the SGP and the fiscal compact. For further details on the budget surveillance procedures, see “General—The European Union and European Integration—EU Economic Governance.” In 2015, overall public sector finances were again positive, with net lending of general government at 0.7% of GDP. This means that the public sector budgets were close-to-balance for the fourth year in succession. This trend is expected to continue in the years ahead. According to the present federal budget planning, no new borrowing will be required in the period between 2016 and 2020. The Federal Government’s goal of cutting the debt-to-GDP ratio to less than 70% is expected to be attained by the end of 2016. On this basis, the Federal Government is on track with its plans to cut the debt-to-GDP ratio to below 60% within ten years of the current Federal Government taking office in 2013. For further information on the Federal Republic’s fiscal situation and prospects, see “Public Finance—Germany’s General Government Deficit/Surplus and General Government Gross Debt” and “Public Finance—Fiscal Outlook.”

The Federal Government is committed to further enhance public sector investment in the next few years. From 2014 to 2019, it will provide an additional EUR 8.6 billion for the maintenance and expansion of federal transport infrastructure. From 2016 to 2018, it will provide an additional amount totaling EUR 10 billion for public sector investment, particularly in infrastructure and energy efficiency. The Federal Government is also assisting the Länder and the municipalities by providing additional relief, e.g., for childcare, schools and higher education, immigration and urban development, over the current legislative term, thus boosting the scope for municipalities and Länder to invest. For example, financially weak municipalities are to benefit from an additional EUR 3.5 billion provided by the Federal Government from 2015 to 2018 through the Municipal Investment Promotion Fund (Kommunalinvestitionsförderungsfonds) and an additional EUR 3 billion is provided for research. Furthermore, the Federation is also providing more than EUR 6 billion of funding to the Länder in 2015 and 2016 to help them cope with the tasks related to the reception and accommodation of refugees and asylum seekers. In total, the Federal Government has granted additional financial relief to Länder and municipalities with an aggregate amount in excess of EUR 45 billion from 2013 to 2018.

As of December 31, 2019, the rules on fiscal equalization in Germany in a broad sense – including the financial support for seaports, the special solidarity scheme for the eastern Länder and compensation payments between the Federal Government and the Länder in connection with the abolishment of previous joint financing arrangements for certain public tasks (Entflechtungsmittel) – will cease to apply. At the same time, all Länder budgets have to be structurally balanced from 2020 onwards according to the national “debt brake.”

Consequently, current negotiations between the Federal Government and the Länder, which started in mid-2014, aim at a more general restructuring of their fiscal relations. The Federal Government intends to finalize these negotiations during the current legislative term. In the view of the Federal Government, a further reduction of interdependencies between the Federal Government and the Länder, a more efficient assignment of tasks, more direct responsibilities, more room for maneuver and, accordingly, an improved alignment of incentives for the Länder are necessary to ensure compliance with the national and European budget rules on a sustainable basis.

The Federal Government also aims to continue developing and adapting tax legislation in order to bring it in line with the needs of a modern society in a globalized world. In the face of technical, economic and demographic changes, the Federal Government intends to modernize the taxation procedure step by step in cooperation with the Länder. Furthermore, the goal is to arrive at inheritance and gift taxes which meet constitutional requirements as well as the needs of small and medium-sized businesses and to modernize the real property tax. With targeted tax relief the Federal Government seeks to contribute to the reduction of fiscal drag. Furthermore, measures to combat the shifting of profits across borders by companies which operate internationally are of great significance; the Federal Government is cooperating with its G20 partners in this regard.

In order to ensure that as many workers as possible can benefit from the strong labor market and to secure adequate working conditions, the Federal Government has launched a number of policy measures. With effect from January 1, 2015, a general statutory gross minimum wage of EUR 8.50 per hour worked has been in place. Every two years, the minimum wage will be assessed and, if appropriate, adjustments will be proposed by a commission comprising representatives of the unions and of the employers’ associations in equal shares – the first time will be in June 2016 with effect from January 1, 2017. The Federal Government has presented a comprehensive concept to increase the chances of long-term unemployed persons regaining access to the regular labor market. Legislation has been introduced that resolves conflicts between trade unions in collective bargaining. While recognizing that the use of temporary workers and contracts for work and services enable many people to participate in working life and permit companies to respond flexibly, the Federal Government plans to amend current legislation in order to address illegal contract clauses to restrict the use of temporary workers to times of extraordinary capacity needs.

The Federal Government is developing strategies to counteract the effects of demographic change on the business sector and to maintain the performance of the German economy. The aim is to strengthen and activate the potential pool of skilled labor in the domestic economy and to make Germany more attractive for qualified professionals from other countries. By reforming the Federal Training Assistance Act (Bundesausbildungsförderungsgesetz), which provides the regulatory framework for student loans, the Federal Government is making an important contribution towards improving the situation of students at school and in higher education. Making family and working life more compatible not only contributes to equal opportunity, but also to activating additional skills for companies. Accordingly, the Federal Government has introduced “parental allowance plus” to assist young parents in working part-time and to re-enter working life more quickly. In order to provide greater support to working patterns that fit in with other aspects of life, the legal framework for a more flexible transition from working life to retirement is to be improved.

Following the nuclear disaster which affected the Japanese nuclear power plant in Fukushima in March 2011, the Federal Government decided to accelerate the transition to a more sustainable energy set-up (Energiewende). Among other things, this energy concept provides for the shutdown of all nuclear power stations in Germany by 2022 and unites other key energy policy objectives (i.e., energy security, climate protection, energy efficiency, renewable energy) within a single strategy. It sets a long-term target of achieving an 80% to 95% reduction in greenhouse gas emissions by 2050, compared to 1990 levels. To this end, the energy concept is intended to increase the production and use of renewable energy sources, making them the primary source of German energy supply. The overarching principle for the future implementation of the energy reforms is the “energy policy triangle” of a secure, affordable and environmentally compatible energy supply.

The Federal Government’s reform of the Renewable Energy Sources Act (Erneuerbare-Energien-Gesetz) has placed the future expansion of renewable energy sources on a viable basis. The other key projects for the current legislative term have been consolidated in a 10-point Energy Agenda, and coordinated in terms of timing and substance so that the energy transition can be rolled out in a methodical and efficient manner. The National Energy Efficiency Action Plan, which was adopted in December 2014, sets out the Federal Government’s efficiency strategy for this legislative term. It aims to raise awareness of the economic viability of efficiency measures on a cross-sectoral basis and to put the conditions in place in order to make full use of the potential for efficiency improvements. The energy efficiency strategy for buildings is intended to make a major contribution towards the achievement of a virtually climate-neutral building stock in Germany by 2050. In the 2020 Climate Action Plan, the Federal Government has adopted further measures to reduce greenhouse-gas emissions by at least 40% between 1990 and 2020 in Germany. Many of the measures adopted in the National Energy Efficiency Action Plan were rolled out in the course of 2015. Building on the Action Plan, the Federal Government has also adopted the Energy Efficiency Strategy for Buildings. Furthermore, the Federal Government intends to adopt the 2050 Climate Action Plan in the summer of 2016, which will establish interim targets for the post-2020 period as well as reduction measures and monitoring processes in order to achieve long-term climate goals.

The Grid Expansion Acceleration Act (Netzausbaubeschleunigungsgesetz) and the Federal Requirements Plan Act (Bundesbedarfsplangesetz) provide the framework for a methodical and accelerated expansion of the transmission grids. The first formal procedures for federal planning of the expansion of the transmission grids have been set in motion. The distribution grids are also to be made fit for the energy transition, and the rules are to be made more investment-friendly.

For information on recent government measures to stabilize Germany’s financial system, see “Monetary and Financial System—The German Financial System.” For information on government budgets, see “Public Finance.” For information on the response to the European sovereign debt crisis, see “General—The European Union and European Integration—Response to the European Sovereign Debt Crisis” and “General—The European Union and European Integration—EU Economic Governance.”

Sources: Bundesministerium für Wirtschaft und Energie, 2016 Annual Economic Report (Summary in English:

http://www.bmwi.de/English/Redaktion/Pdf/jahreswirtschaftsbericht-2016-englische-zusammenfassung,property=pdf,bereich=bmwi2012,sprache=en,rwb=true.pdf, German text: http://www.bmwi.de/BMWi/Redaktion/PDF/J-L/jahreswirtschaftsbericht-2016,property=pdf,bereich=bmwi2012,sprache=de,rwb=true.pdf); Statistisches Bundesamt, General government records surplus of 19 billion euros in 2015, press release of February 23, 2016

(https://www.destatis.de/EN/PressServices/Press/pr/2016/02/PE16_057_813.html); Bundesministerium der Finanzen, Bundeskabinett beschließt Eckwerte für Haushalt 2017 und Finanzplan bis 2020, press release of March 23, 2016

(http://www.bundesfinanzministerium.de/Content/DE/Pressemitteilungen/Finanzpolitik/2016/03/2016-03-23-PM09-Eckwerte.html); Bundesministerium für Wirtschaft und Energie, 2014 Annual Economic Report (Summary in English: https://www.bmwi.de/BMWi/Redaktion/PDF/J-L/jahreswirtschaftsbericht-2014-engl-fassung,property=pdf,bereich=bmwi2012,sprache=de,rwb=true.pdf, German text: http://www.bmwi.de/BMWi/Redaktion/PDF/J-L/jahreswirtschaftsbericht-2014,property=pdf,bereich=bmwi2012,sprache=de,rwb=true.pdf); Bundesministerium für Wirtschaft und Energie, 2013 Annual Economic Report (http://www.bmwi.de/English/Redaktion/Pdf/2013-annual-economic-report-competitiveness-_20key-to-growth,property=pdf,bereich=bmwi,sprache=en,rwb=true.pdf); Bundesministerium für Wirtschaft und Technologie, 2012 Annual Economic Report (http://www.bmwi.de/English/Navigation/Service/publications,did=479718.html); Bundesministerium für Umwelt, Naturschutz, Bau und Reaktorsicherheit, About the Climate Action Plan 2050 of the German Federal Government (http://www.klimaschutzplan2050.de/en/dialogue-process/).

Gross Domestic Product

The following tables show the structure of the Federal Republic’s GDP at current prices by use and origin for each of the years indicated along with changes over the respective preceding period.

STRUCTURE OF GDP—USE

	2015	2014	2013	2012	2011	2015	2014	2013	2012
	(EUR in billions)					(change in %)
Domestic uses	2,789.8	2,719.3	2,651.4	2,587.1	2,571.0	2.6	2.6	2.5	0.6
Final private consumption	1,633.4	1,592.2	1,562.7	1,533.8	1,495.5	2.6	1.9	1.9	2.6
Final government consumption	586.7	564.0	541.9	522.7	505.7	4.0	4.1	3.7	3.4
Gross fixed capital formation	606.2	585.1	557.3	555.9	547.8	3.6	5.0	0.3	1.5
Machinery and equipment	200.1	189.8	181.3	184.9	188.3	5.4	4.7	-2.0	-1.8
Construction	297.7	291.8	277.2	272.9	264.2	2.0	5.2	1.6	3.3
Other products	108.5	103.5	98.8	98.0	95.3	4.7	4.8	0.9	2.8
Changes in inventories (1)	-36.5	-22.0	-10.5	-25.3	21.9	—	—	—	—
Net exports (1)	236.1	196.4	169.4	167.7	132.1	—	—	—	—
Exports	1,419.6	1,333.2	1,283.1	1,266.9	1,211.5	6.5	3.9	1.3	4.6
Imports	1,183.5	1,136.8	1,113.7	1,099.2	1,079.3	4.1	2.1	1.3	1.8

Gross domestic product	3,025.9	2,915.7	2,820.8	2,754.9	2,703.1	3.8	3.4	2.4	1.9

(1)	Percentage changes are not presented due to the potentially changing signs of these net positions.

Source: Statistisches Bundesamt, Fachserie 18, Reihe 1.2 – 4. Vierteljahr 2015 (February 2016), Tables 3.1 and 3.9.

STRUCTURE OF GDP—ORIGIN

	2015	2014	2013	2012	2011	2015	2014	2013	2012
	(EUR in billions)					(change in %)
Gross value added of all economic sectors	2,722.7	2,623.1	2,536.9	2,475.1	2,428.1	3.8	3.4	2.5	1.9
Agriculture, forestry and fishing	15.0	17.9	20.0	19.1	20.0	-16.1	-10.7	4.9	-4.3
Production sector (excluding construction)	701.2	674.8	655.5	651.2	635.7	3.9	2.9	0.7	2.4
Construction	128.1	120.7	113.3	111.1	106.5	6.1	6.5	2.0	4.3
Trade, transport, accommodation and food services	421.6	407.2	396.3	387.2	387.0	3.6	2.8	2.3	0.0
Information and communication	133.4	127.5	122.9	116.5	112.1	4.6	3.7	5.5	3.9
Financial and insurance services	106.6	107.6	104.7	104.4	101.7	-0.9	2.7	0.4	2.7
Real estate activities	304.0	291.8	283.6	277.2	281.6	4.2	2.9	2.3	-1.6
Business services	305.0	290.2	276.4	264.5	255.9	5.1	5.0	4.5	3.3
Public services, education, health	497.0	478.4	460.6	443.8	428.9	3.9	3.9	3.8	3.5
Other services	110.7	107.0	103.5	100.2	98.6	3.5	3.4	3.2	1.6
Taxes on products offset against subsidies on products	303.2	292.6	284.0	279.7	275.0	3.7	3.0	1.5	1.7

Gross domestic product	3,025.9	2,915.7	2,820.8	2,754.9	2,703.1	3.8	3.4	2.4	1.9

Source: Statistisches Bundesamt, Fachserie 18, Reihe 1.2 – 4. Vierteljahr 2015 (February 2016), Tables 1.14 and 2.1.

Sectors of the Economy

Production Sector

Following German reunification in 1990, industry in the eastern Länder (i.e., the former German Democratic Republic), has undergone a restructuring process. Today, the German production sector is characterized by a balanced mix of small, medium and large enterprises and is almost entirely privately owned. Measured by its share in value added, approximately 60% of the production sector is geographically concentrated in the western Länder of Bavaria, Baden-Württemberg and North Rhine-Westphalia. The main segments of the production sector relate to the manufacturing of motor vehicles, machinery and equipment, electrical and optical equipment, basic metals and fabricated metal products, as well as chemicals and chemical products. In 2015, the production sector’s aggregate contribution to gross value added at current prices was 25.8% (excluding construction) and 30.5% (including construction), respectively. Its price-adjusted gross value added (excluding construction) increased by 2.0% year-on-year in 2015, after increasing by 1.6% in 2014.

Sources: Volkswirtschaftliche Gesamtrechnungen der Länder, Reihe 1, Länderergebnisse Band 1 (February 2016), Table 2.3; Statistisches Bundesamt, Fachserie 18, Reihe 1.4 - 2015 (February 2016), Tables 2.2.1 and 2.2.2.

OUTPUT IN THE PRODUCTION SECTOR (1)

(2010 = 100)

	2015	2014	2013	2012
Production sector, total	108.5	107.9	106.4	106.2
Industry (2)	110.4	109.8	107.8	107.5
of which:
Intermediate goods (3)	106.1	106.3	104.4	104.6
Capital goods (4)	117.9	116.6	114.0	113.3
Durable goods (5)	102.8	100.5	100.1	100.5
Nondurable goods (6)	101.9	102.2	100.7	99.8
Energy (7)	97.3	92.7	96.4	97.3
Construction (8)	105.9	108.4	105.6	105.9

(1)	Adjusted for working-day variations.
(2)	Manufacturing sector, unless assigned to the main grouping energy, plus mining and quarrying.
(3)	Including mining and quarrying except energy-producing goods.
(4)	Including manufacture of motor vehicles and components.
(5)	Consumption goods that have a long-term use, such as furniture.
(6)	Consumption goods that have a short-term use, such as food. Including printing and service activities related to printing.
(7)	Electricity, gas, steam and hot water supply, mining and quarrying of energy-producing materials, and especially manufacture of refined petroleum products.
(8)	Comprises the economic classifications “Site preparation” and “Building of complete constructions or parts thereof; civil engineering.”

Source: Deutsche Bundesbank, Monatsbericht März 2016, Table XI.2.

Services Sector

As in most other industrialized countries, the services sector, which comprises “trade, transport, accommodation and food services,” “information and communication,” “financial and insurance services,” “real estate activities,” “business services,” “public services, education, health” as well as “other services,” has expanded rapidly in recent years and is currently the largest contributor to gross value added. In 2015, the services sector’s aggregate contribution to gross value added at current prices was 69.0%, matching the previous year’s level, compared to only 61.9% in 1991. Within the services sector, “public services, education, health” represented the largest subsector in terms of contribution to total gross value added at current prices, contributing 18.3% in 2015 and 18.2 % in 2014, compared to 15.9% in 1991.

Source: Statistisches Bundesamt, Fachserie 18, Reihe 1.4 - 2015 (February 2016), Table 2.2.1.

Employment and Labor

As solid economic growth continued in 2015, labor market conditions improved further. In 2015, the average unemployment rate according to the national definition was 6.4%, compared to 6.7% in 2014. Under the ILO definition, the average unemployment rate was 4.3% in 2015 compared to 4.7% in 2014, having declined to the lowest level of unemployment since 1991. The number of persons resident in Germany who were either employed or self-employed in 2015 was 43.0 million, an increase of 0.8% compared to 2014.

Sources: Bundesagentur für Arbeit, Der Arbeits- und Ausbildungsmarkt in Deutschland: Monatsbericht Februar 2016, Table 5.1

(https://statistik.arbeitsagentur.de/Statistikdaten/Detail/201602/arbeitsmarktberichte/monatsbericht-monatsbericht/monatsbericht-d-0-201602-pdf.pdf); Fachserie 18, Reihe 1.4 - 2015 (February 2016), Tables 2.1.13 and 2.1.14

(https://www.destatis.de/DE/Publikationen/Thematisch/VolkswirtschaftlicheGesamtrechnungen/Inlandsprodukt/InlandsproduktsberechnungVorlaeufigPDF_2180140.pdf?__blob=publicationFile).

The following table presents data with respect to employment and unemployment for each of the years indicated. Persons who are participating in programs such as vocational training, job creation plans or early retirement, which are designed to reduce unemployment, are not included in the unemployment rates shown below, as they are not treated as unemployed.

EMPLOYMENT AND UNEMPLOYMENT

	2015	2014	2013	2012	2011
Employed (in thousands)–ILO definition	42,964	42,640	42,269	42,007	41,534
Unemployed (in thousands)–ILO definition (1)	1,950	2,090	2,182	2,224	2,399
Unemployment rate (in %)–ILO definition	4.3	4.7	4.9	5.0	5.5
Unemployed (in thousands)–national definition (2)	2,795	2,898	2,950	2,897	2,976
Unemployment rate (in %)–national definition (3)	6.4	6.7	6.9	6.8	7.1

(1)	Unemployed persons, available and seeking work.
(2)	Registered unemployed persons, available and seeking work (but including persons working up to 15 hours per week).
(3)	As a percentage of the total work force (excluding armed forces).

Sources: Bundesagentur für Arbeit, Der Arbeits- und Ausbildungsmarkt in Deutschland: Dezember und das Jahr 2015, Table 10.1; Statistisches Bundesamt, Fachserie 18, Reihe 1.2 – 4. Vierteljahr 2015 (February 2016), Table 1.11.

The following table presents data with respect to the employment rate broken down by gender and age for 2014 and 2005.

EMPLOYMENT RATE – BREAKDOWN BY GENDER AND AGE

	Total		Men		Women
(Age in years)	2014	2005	2014	2005	2014	2005
	(employed persons as a percentage of total population of same gender and age)
15 to 19	25.9	25.7	28.0	28.6	23.6	22.7
20 to 24	63.9	59.3	65.0	61.2	62.7	57.4
25 to 29	77.6	69.7	80.2	74.0	74.8	65.2
30 to 34	82.1	75.5	88.3	84.6	75.9	66.4
35 to 39	83.7	79.3	90.0	87.2	77.4	71.2
40 to 44	85.9	80.9	90.9	86.5	80.8	75.1
45 to 49	86.0	79.8	89.7	84.7	82.1	74.8
50 to 54	83.2	75.2	86.7	80.8	79.6	69.7
55 to 59	76.9	63.3	81.5	71.3	72.4	55.3
60 to 64	52.3	28.1	59.0	35.8	46.0	20.7
65 and older	5.6	3.3	8.0	5.0	3.7	2.1

Total (15 and older)	56.8	51.5	62.4	58.4	51.5	45.0

Source: Statistisches Bundesamt, Labor force participation, Employed and employment rate by sex and age, Results of the microcensus 2005 und 2014 - Annual averages (https://www.destatis.de/EN/FactsFigures/NationalEconomyEnvironment/LabourMarket/Employment/TablesEmploymentAccounts/ParticipationPension70.html).

The following table presents data with respect to the structure of employment by economic sector for 2015 and 2006.

STRUCTURE OF EMPLOYMENT – ECONOMIC SECTORS

	2015	2006
	(percent of total)
Agriculture, forestry and fishing	1.5	1.6
Production sector (excluding construction)	18.8	19.5
of which: manufacturing	17.5	18.1
Construction	5.6	5.7
Trade, transport, accommodation and food services	23.0	23.4
Information and communication	2.8	3.0
Financial and insurance services	2.8	3.2
Real estate activities	1.1	1.2
Business services	13.4	11.6
Public services, education, health	24.0	23.6
Other services	7.0	7.3

Total (1)	100.0	100.0

(1)	Figures may not add up due to rounding.

Source: Statistisches Bundesamt, Fachserie 18, Reihe 1.4 – 2015 (February 2016), Table 2.2.9.

In 2015, gross wages and salaries per employee in Germany increased by 2.9% compared to 2014. Unit labor costs per hour worked rose by 1.7% in 2015 after an increase of 1.6% in 2014.

Source: Statistisches Bundesamt, Fachserie 18, Reihe 1.4. - 2015 (February 2016), Tables 2.1.9 and 2.1.15.

The following table shows changes in the annual wage level per employee and unit labor costs per hour worked for each of the years indicated.

WAGE TRENDS AND LABOR COSTS

	2015	2014	2013	2012	2011
Gross wages and salaries per employee in EUR	32,525	31,615	30,783	30,159	29,343
Change from previous year in %	2.9	2.7	2.1	2.8	3.4
Unit labor costs per hour worked
Index (2010=100)	109.2	107.4	105.7	103.6	100.5
Change from previous year in %	1.7	1.6	2.0	3.1	0.5

Source: Statistisches Bundesamt, Fachserie 18, Reihe 1.2 – 4. Vierteljahr 2015 (February 2016), Tables 2.17 and 2.20.

More than one-sixth of the German work force consists of members of unions. The German Trade Union Federation (Deutscher Gewerkschaftsbund) serves as an umbrella organization for eight such unions. In 2015, approximately 6.1 million persons were members of a union under the umbrella of the Deutscher Gewerkschaftsbund, roughly unchanged since 2013, but considerably less compared to the 11.8 million members in 1991, the first full year after German reunification. One major reason contributing to the strong decline since 1991 is the significant fall in manufacturing employment in the eastern Länder after reunification.

Each member union typically covers employees of an entire industry, regardless of the precise type of work done by those employees (the “one union, one industry” principle). As a result, employers usually deal with only one negotiating partner on the labor side in each specific industry. The unions and employers of each specific industry enter into collective labor agreements (Tarifverträge) without government intervention. The collective labor agreements often apply to all employees of a given industry, regardless of whether or not a particular employee is a member of a union, so long as the employer is a member of the relevant association of employers, which is often the case. Despite their binding character, collective labor agreements in many cases contain opt-out clauses (Öffnungsklauseln) allowing for company-specific adjustments to be negotiated between the employer and the works council at the specific company. Moreover, there is a range of additional possibilities to deviate from these agreements. Many employers in the eastern Länder are not members of employers’ associations, which means that wages are individually negotiated, often resulting in wage levels that are lower than those provided for by the collective labor agreements.

Sources: OECD.Stat, Dataset Trade Union Density (http://stats.oecd.org/Index.aspx?QueryId=20167); Deutscher Gewerkschaftsbund, DGB-Mitgliederzahlen ab 2010 (http://www.dgb.de/uber-uns/dgb-heute/mitgliederzahlen/2010); Deutscher Gewerkschaftsbund, Mitgliederzahlen 1950-1993 (http://www.dgb.de/uber-uns/dgb-heute/mitgliederzahlen/1950-1993); European Trade Union Institute, National Industrial Relations, Countries, Germany, Trade Unions (http://www.worker-participation.eu/Nationale-Arbeitsbeziehungen/Laender/Deutschland/Gewerkschaften); Bundeszentrale für politische Bildung, Tarifautonomie, (http://www.bpb.de/nachschlagen/lexika/handwoerterbuch-politisches-system/202193/tarifautonomie).

Social Security, Social Protection and Social Policy

The comprehensive system of social security and protection in effect in the Federal Republic includes in particular health insurance, long-term care insurance, retirement and disability pensions, participation benefits and benefits for medical rehabilitation, protection against the effects of occupational accidents and diseases by means of the mandatory occupational accident insurance, unemployment benefits, family benefits, benefits and rehabilitation for persons with disabilities, allowances to orphans and to single persons with dependents, and the provision of general public assistance to persons in need. The majority of the German population is covered by mandatory statutory retirement pensions and health insurance. Hospitals and institutions caring for children and handicapped persons are operated by municipalities, churches, charitable institutions, and private providers.

Most of these social services are mainly funded through social security contributions from employers and employees, and a smaller part is funded through direct contributions by the Federal Republic, the Länder, municipalities and other public institutions, depending notably upon whether the respective social service is provided by an insurance-based system funded through contributions or a social-assistance-like program funded through taxes.

The Federal Republic’s statutory retirement insurance system operates on a pay-as-you-go basis, with contributions from current employers and employees funding payments to current retired persons. Generally, all employed and some self-employed and other persons are subject to mandatory insurance in the statutory retirement system. Certain persons, including employed members of particular professions (including some free-lance professions) may apply for exemption, while others, as in the case of civil servants, are automatically exempted from mandatory participation in the statutory retirement pension insurance system. Instead, exempted persons have to contribute to professional or public pension schemes or, in the case of civil servants and similar groups, they will benefit from special pension schemes for civil servants. Furthermore, the Retirement Funds Act (Altersvermögensgesetz) aims to ensure the long-term viability of the statutory retirement pension insurance system by encouraging insureds to also sign up for designated privately funded or funded corporate pension schemes, for which certain bonus payments and tax incentives are provided, with a view to offsetting the expected decline of payments from the statutory retirement pension insurance.

Statutory health insurance coverage must be made available to all persons fulfilling the applicable eligibility criteria. Within the statutory health insurance system, insureds may choose among a large number of statutory health insurance funds that have developed historically. Persons whose gross income exceeds certain thresholds as well as civil servants, self-employed persons and members of certain professions may opt out of the statutory system and choose private health insurance coverage, which, in case of opting-out, is obligatory as well. Contributions to the statutory health insurance system are based solely on the insured’s income situation and are independent of the insured’s gender, age and medical risk. By contrast contributions towards private health insurance coverage are mainly calculated based on age, medical risk and the desired level of coverage.

In 2015, social security revenue, as shown in the national accounts, amounted to EUR 579.1 billion, and expenditure was EUR 574.3 billion. The social security budget thus incurred a surplus of EUR 4.8 billion in 2015, after a surplus of EUR 3.4 billion in 2014.

Source: Statistisches Bundesamt, Fachserie 18, Reihe 1.4 - 2015 (April 2016), Table 3.4.3.7.

In light of a changing population structure, the Federal Government has already implemented structural reforms of the statutory pension system in order to safeguard the sustainability of the social security system in the long term. To increase the sustainability of the health care system, Germany has implemented several structural reform measures to strengthen competition among payers and providers in order to improve the efficiency and quality of health care services. In addition, Germany has implemented reforms of the statutory pension insurance which gradually raise the regular retirement age by two years to the age of 67 between 2012 and 2029. Since 2012, people with an insurance record with at least 45 years of mandatory contributions from employment or care or child-raising periods up to the child’s tenth year can claim a pension from age 65 without reductions. In July 2014, the Federal Government temporarily reduced the retirement age to the age of 63 for this exemption from the age limit increase; the age of 63 will gradually be raised back to 65 years until 2029.

Sources: Growth. Education. Unity. Coalition Agreement between CDU, CSU and FDP, page 121 (http://www.cdu.de/sites/default/files/media/dokumente/091215-koalitionsvertrag-2009-2013-englisch_0.pdf); Bundesministerium der Gesundheit, Gesundheitsfonds (http://www.bmg.bund.de/themen/krankenversicherung/finanzierung/gesundheitsfonds.html); Bundesministerium für Arbeit und Soziales, Altersrenten (http://www.bmas.de/DE/Themen/Rente/Gesetzliche-Rentenversicherung/altersrenten.html); Bundesministerium für Arbeit und Soziales, Pensions from age 67 (http://www.bmas.de/EN/Our-Topics/Pensions/pensions-from-age-67.html); Bundesministerium für Arbeit und Soziales, press release of January 29, 2014 (http://www.bmas.de/DE/Presse/Pressemitteilungen/2014/rentenpaket-kabinettsbeschluss.html); Bundesministerium für Arbeit und Soziales, Abschlagsfreie Rente ab 63 (http://www.rentenpaket.de/rp/DE/Alle-Fakten/Die-Leistungen/Rente-ab-63/rente-mit-63.html).

International Economic Relations

International economic relations are of major importance to the German economy. In 2015, exports and imports of goods and services amounted to 46.9% and 39.1% of GDP at current prices, respectively. The Federal Republic pursues a liberal foreign trade policy aimed at dismantling tariffs and other barriers to trade.

Source: Statistisches Bundesamt, Fachserie 18, Reihe 1.4 - 2015 (February 2016), Table 2.3.1.

Because the Federal Republic’s economy depends on exports, it is particularly vulnerable to trade barriers, such as protective tariffs. The Federal Government thus supports efforts to reduce trade barriers, such as the current negotiations within the framework of the WTO under the Doha Development Agenda and the negotiations for the proposed Transatlantic Trade and Investment Partnership between the EU and the United States.

Sources: Bundesministerium für Wirtschaft und Energie, Handelspolitik, Welthandelsorganisation, WTO-Welthandelsrunde “Doha Development Agenda” (http://www.bmwi.de/DE/Themen/Aussenwirtschaft/Handelspolitik/wto,did=615530.html); Bundesministerium für Wirtschaft und Energie, TTIP: The Transatlantic Trade and Investment Partnership between the EU and the U.S., Negotiations and Participants (http://www.bmwi.de/EN/Topics/Foreign-trade/TTIP/negotiations-and-participants.html).

Balance of Payments

The Federal Republic typically achieves a surplus in the trading of goods. Traditionally, this surplus has been partially offset by deficits in other fields, such as services and secondary income. In 2015, the current account surplus totaled EUR 257.0 billion, compared to EUR 212.9 billion in 2014, an increase of EUR 44.1 billion.

Source: Deutsche Bundesbank, Monatsbericht März 2016, Table XII.2.

According to data prepared by the Deutsche Bundesbank, applying the annual averages of a broad monthly indicator of Germany’s price competitiveness compared to 56 trading partners based on consumer price indices, Germany’s price competitiveness has been relatively stable since 1999, fluctuating within a range of 10% of the average indicator value in the period from 1999 to 2015. In 2015, price competitiveness improved by 5.0% compared to 2014, mainly due to the depreciation of the euro relative to several currencies, including the U.S. dollar, the pound sterling, the Swiss franc and the Chinese yuan renminbi. However, the influence of variations in the exchange rates should be viewed in light of the fact that the Euro Area Member States account for a major part of German exports (36.4% in 2015).

Since the introduction of the euro, the exchange rate against the U.S. dollar has shown high volatility. After appreciating by approximately 85% against the U.S. dollar between June 2001 and July 2008, the euro depreciated considerably relative to the U.S. dollar by approximately 23% between July 2008 and June 2010, breaking a long-term trend of appreciation. In 2015, the euro depreciated by 16.5% from its 2014 average versus the U.S. dollar. However, the average value of the euro against the U.S. dollar in February 2016 was approximately equal to the 2015 average.

Sources: Deutsche Bundesbank, Monatsbericht März 2002, Table X.11; Deutsche Bundesbank, Monatsbericht März 2009, Table XI.11; Deutsche Bundesbank, Monatsbericht März 2011, Table XI. 11; Deutsche Bundesbank, Monatsbericht März 2016, Tables XII.3, XII.10 and XII.12.

The following table shows the Federal Republic’s balance of payments for each of the years indicated.

BALANCE OF PAYMENTS (BALANCES)

	2015	2014	2013	2012	2011
	(EUR in millions)
Current account
Trade in goods (1)	262,996	226,499	211,647	200,401	163,426
Services (2)	-30,165	-35,353	-43,223	-32,775	-32,482
Primary income	63,739	62,387	65,754	65,825	69,156
Secondary income	-39,550	-40,653	-43,758	-39,858	-35,520
Total current account	257,020	212,880	190,420	193,593	164,581
Capital account (3)	-159	1,138	-591	-413	1,642
Financial account
Net German investment abroad (increase: +)	257,076	299,954	60,705	373,797	261,157
Net foreign investment in Germany (increase: +)	24,879	55,521	-158,179	228,996	140,300

Net financial account (net lending: + / net borrowing: -)	232,197	244,434	218,884	144,802	120,858
Net errors and omissions (4)	-24,664	30,415	29,056	-48,378	-45,365

(1)	Including supplementary trade items.
(2)	Including the freight and insurance costs of foreign trade.
(3)	Including net acquisition/disposal of non-produced non-financial assets.
(4)	Statistical errors and omissions, resulting from the difference between the balance on the financial account and the balances on the current account and the capital account.

Source: Deutsche Bundesbank, Statistisches Beiheft 3 zum Monatsbericht März 2016, Zahlungsbilanzstatistik, Tables I.1 and I.9.a.

Balance of Trade

The following tables show information relating to foreign trade of the Federal Republic for each of the years indicated.

TRADE IN GOODS (1)

	2015	2014	2013	2012	2011
	(EUR in millions)
Exports of goods	1,179,622	1,114,783	1,079,803	1,071,431	1,030,114
Imports of goods	916,625	888,284	868,155	871,031	866,687

Trade balance	262,996	226,499	211,647	200,401	163,426

(1)	Including supplementary trade items.

Source: Deutsche Bundesbank, Statistisches Beiheft 3 zum Monatsbericht März 2016, Zahlungsbilanzstatistik, Table I.1.

The Federal Republic’s principal export goods are motor vehicles, machinery of all kinds, and chemical products. The principal import goods are crude petroleum and natural gas, computer, electronic and optical products and motor vehicles. The Federal Republic has relatively few resources of industrial raw materials. As a result, it largely depends on imports to satisfy its demand for raw materials. This dependence on foreign supplies is particularly significant in the case of metals such as copper, tungsten, niobium, rare earth, rock phosphate, lithium carbonate, bauxite, manganese, titanium, and tin. The Federal Republic currently imports about two-thirds of its energy requirements, including virtually all of its oil and a significant portion of its natural gas requirements as well as all enriched uranium needed for nuclear energy.

Sources: Statistisches Bundesamt, Fachserie 7 Reihe 1 - Dezember 2015, pages 53 et seq.; Bundesanstalt für Geowissenschaften und Rohstoffe, Deutschland – Rohstoffsituation 2013, page 20; Bundesministerium für Wirtschaft und Energie, Zahlen und Fakten Energiedaten, Tabelle 3 (http://bmwi.de/DE/Themen/Energie/Energiedaten-und-analysen/Energiedaten/gesamtausgabe,did=476134.html).

Germany’s Current Account Surplus and the Macroeconomic Imbalance Procedure

Within the framework of the MIP established in 2011, on November 26, 2015, the European Commission published the Alert Mechanism Report 2016, which, similar to the previous year’s report, inter alia noted the current account surplus observed in Germany. An in-depth review was conducted on Germany to scrutinize its external position and analyze internal developments, and to assess whether it is experiencing macroeconomic imbalances. According to the results of this review, Germany continues to experience macroeconomic imbalances that are not excessive. The Commission points out that weak private and public investment has contributed to the high and persistent current account surplus and poses risks for the future growth potential of the German economy while fiscal space exists for an increase in public investment as public finances remain in a sound position. The Federal Government supports the European Commission in the resolute implementation of the MIP. Together with the European partners, the Federal Government aims to reduce economic imbalances while complying with the rules of the reformed SGP. However, it points out that the competitiveness and the exporting strength of German companies are an important pillar of the entire European economy. The Federal Government is taking a comprehensive approach to strengthen both public and private sector investments and has already taken numerous measures in the current legislative term to give a further boost to investment dynamics. Domestic demand is making a significant contribution to growth in Germany already. Furthermore, it should be noted that Germany’s current account surplus to a large extent may be explained by temporary factors, e.g., the development of exchange rates and the recent oil price fall, as well as by fundamentals, e.g., demographic change. These factors usually remain unaffected by short-term economic and financial policy measures.

Sources: European Commission, Report from the Commission to the European Parliament, the Council, the European Central Bank and the European Economic and Social Committee, Alert Mechanism Report 2016 dated November 26, 2015 (http://ec.europa.eu/europe2020/pdf/2016/ags2016_alert_mechanism_report.pdf); European Commission, Commission Staff Working Document, Country Report Germany 2016, Including an In-Depth Review on the prevention and correction of macroeconomic imbalances (http://ec.europa.eu/europe2020/pdf/csr2016/cr2016_germany_en.pdf); European Commission, Economic and Financial Affairs, EU Economic Governance, Macroeconomic Imbalance Procedure, MIP Reports (http://ec.europa.eu/economy_finance/economic_governance/macroeconomic_imbalance_procedure/mip_reports/index_en.htm); Bundesministerium für Wirtschaft und Energie, Gabriel: Competitiveness and exports of German companies important for Europe, press release of March 5, 2014 (http://www.bmwi.de/EN/Press/press-releases,did=629018.html); Bundesministerium für Wirtschaft und Energie, Nationales Reformprogramm 2016 (http://www.bmwi.de/BMWi/Redaktion/PDF/M-O/nationales-reformprogramm-2016,property=pdf,bereich=bmwi2012,sprache=de,rwb=true.pdf).

COMPOSITION OF EXPORTED AND IMPORTED GOODS

	2015 (1)
	Imports	Exports
	(percent of total)
Products of agriculture and hunting	3.1	0.8
Products of forestry	0.1	0.0
Fish and products of fishing	0.1	0.0
Coal and lignite	0.4	0.0
Crude petroleum and natural gas	6.4	0.7
Metal ores	0.7	0.0
Other mining and quarrying products	0.2	0.1
Food products	4.5	4.1
Beverages	0.6	0.4
Tobacco products	0.1	0.3
Textiles	1.1	0.9
Wearing apparel	3.2	1.2
Leather and related products	1.4	0.6
Wood and of products of wood and cork, except furniture; articles of straw and plaiting materials	0.6	0.5
Paper and paper products	1.6	1.6
Coke and refined petroleum products	2.1	1.0
Chemicals and chemical products	8.0	9.0
Basic pharmaceutical products and pharmaceutical preparations	4.9	5.9
Rubber and plastic products	2.9	3.5
Other non-metallic mineral products	1.1	1.2
Basic metals	5.5	4.2
Fabricated metal products, except machinery and equipment	2.8	3.4
Computer, electronic and optical products	10.7	8.1
Electrical equipment	5.5	6.0
Machinery and equipment not elsewhere classified	7.7	14.1
Motor vehicles, trailers and semi-trailers	10.3	18.9
Other transport equipment	4.0	4.8
Furniture	1.2	0.8
Energy	0.2	0.3
Other goods	9.3	7.5

Total	100.0	100.0

(1)	Preliminary data.

Source: Statistisches Bundesamt, Fachserie 7, Reihe 1 – 2015 (March 2016), Tables 1.11.1 and 1.11.2; calculation of percentages by KfW based on import and export values in EUR thousands, respectively.

FOREIGN TRADE (SPECIAL TRADE) BY GROUPS OF COUNTRIES AND COUNTRIES (1)

	2015	2014	2013
	(EUR in millions)
Exports to:
Total	1,195,932	1,123,746	1,088,025
of which:
United States	113,009	95,928	89,348
France	103,047	100,580	99,250
United Kingdom	89,292	79,163	71,280
The Netherlands	79,517	72,736	70,975
China (2)	71,211	74,369	66,912
Italy	58,102	54,240	53,212
Austria	58,041	55,807	56,217
Southeast Asia (3)	51,579	48,476	45,894
Switzerland	49,252	46,202	46,924
Belgium/Luxembourg	46,636	47,345	47,954
Spain	38,783	34,820	31,349
Japan	17,026	16,910	17,076
Imports from:
Total	948,246	910,145	890,393
of which:
China (2)	91,524	79,828	74,544
The Netherlands	88,123	87,796	88,698
France	67,008	66,714	63,489
United States	59,302	49,207	48,582
Italy	49,039	48,522	46,911
Switzerland	42,661	39,392	38,321
Southeast Asia (3)	42,362	38,782	36,672
Belgium/Luxembourg	40,117	42,548	41,965
United Kingdom	38,258	38,545	39,466
Austria	37,341	36,218	36,734
Spain	26,523	24,804	23,639
Japan	20,239	19,007	19,492

(1)	Exports (f.o.b.) by country of destination, imports (c.i.f.) by country of origin. Special trade consists mainly of goods that are imported into the Federal Republic for use, consumption, adaptation or processing, as well as goods that are produced, manufactured, adapted or processed in the Federal Republic and subsequently exported.
(2)	Excludes Hong Kong.
(3)	Includes Brunei Darussalam, Hong Kong, Indonesia, Malaysia, Philippines, Singapore, South Korea, Taiwan and Thailand.

Source: Deutsche Bundesbank, Monatsbericht März 2016, Table XII.3.

Foreign Direct Investment

The following table presents data with respect to foreign direct investment stocks at year-end 2013.

FOREIGN DIRECT INVESTMENT STOCKS AT YEAR-END 2013

	Outward (1)	Inward (2)
	(EUR in billions)
Total (3)	919.0	458.4
Selected countries and regions
European Union	410.7	356.1
of which: European Monetary Union	195.4	308.1
of which: United Kingdom	107.4	33.8
Switzerland	28.7	26.2
Russia	22.9	2.4
United States	241.7	33.7
Canada	11.6	0.8
Central America	13.8	3.8
South America	28.1	0.2
Asia	108.7	25.1
of which: China	47.8	1.2
of which: Japan	12.0	16.9
Australia	16.4	2.2
Africa	8.4	0.8
Selected economic sectors of investment object
Manufacturing	313.7	117.0
of which: Chemicals and chemical products	67.1	15.5
of which: Machinery and equipment	28.9	16.4
of which: Motor vehicles, trailers and semi-trailers	82.5	0.4
Electricity, gas, steam and air conditioning supply	52.5	13.9
Wholesale and retail trade; repair of motor vehicles	136.5	47.5
Information and communication	34.9	58.6
Financial and insurance activities	228.6	87.6
Accommodation and food service activities	27.6	28.7
Activities of holding companies	54.9	80.1

(1)	German foreign direct investment abroad.
(2)	Foreign direct investment in Germany.
(3)	Primary and secondary direct investment (consolidated).

Source: Deutsche Bundesbank, Bestandserhebung über Direktinvestitionen, Statistische Sonderveröffentlichung 10 (April 2015), Tables 1.2.a, I.2. c, II.2.a, II.2.b.

MONETARY AND FINANCIAL SYSTEM

The European System of Central Banks and the Eurosystem

The ESCB comprises the ECB and the national central banks of the Member States, while the Eurosystem consists of the ECB and the national central banks of the Euro Area Member States.

The Eurosystem is responsible for the single monetary policy for the euro area. Its decision-making bodies are the Governing Council and the Executive Board of the ECB. The national central banks of the Member States that are not part of the Eurosystem are represented in the General Council of the ECB, but have no voting right in the decision-making process, particularly with respect to monetary policy. The ESCB’s primary objective is to maintain price stability. Without prejudice to this objective, the ESCB supports the general economic policies of the EU.

The Deutsche Bundesbank – Germany’s national central bank within the ESCB – has the responsibility of implementing the single monetary policy in Germany and continues to perform various other tasks, including operating cashless payment systems, cash management and playing an important role in banking and financial market supervision, as further described below under the caption “—Financial System.”

Sources: European Central Bank, Annual Report 2004, pages 162-168 (http://www.ecb.eu/pub/pdf/annrep/ar2004en.pdf); Deutsche Bundesbank, Tasks (http://www.bundesbank.de/Navigation/EN/Tasks/tasks.html).

Monetary Policy Instruments of the ESCB

To achieve its operational goals, the ESCB conducts open market operations, offers standing facilities and requires credit institutions to maintain minimum reserves in accounts with the ESCB. Open market operations play an important role in the ESCB’s monetary policy for the purposes of steering interest rates and managing the liquidity situation in the market. Available open market operations are reverse transactions, outright transactions, the issuance of debt certificates or foreign exchange swaps, and the collection of fixed-term deposits. Standing facilities are designed to provide or absorb overnight liquidity and the imposition of minimum reserve requirements allows the ESCB to stabilize money market interest rates, create (or enlarge) a structural liquidity shortage and possibly contribute to the control of monetary expansion. The ESCB has employed a variety of policy instruments in response to the global economic and financial crisis and the European sovereign debt crisis. For further information, see “—Financial System—European Financial System—Recent Policy Responses to the Global Financial and Economic Crisis.”

Source: European Central Bank, Implementation of Monetary Policy in the Euro Area, September 2006, pages 7-9 (http://www.ecb.int/pub/pdf/other/gendoc2006en.pdf).

Monetary Policy Strategy and Prices

The ECB’s primary goal is to maintain medium-term price stability, which is defined as a year-on-year increase in the harmonized index of consumer prices for the euro area of less than 2%. However, the ECB has clarified that, within this definition, it aims at an inflation rate close to 2%. This goal indicates the commitment to provide an adequate margin to avoid the risk of deflation. The stability-oriented monetary policy strategy of the Eurosystem used by the ECB to achieve this goal is based on two pillars: (1) analysis and assessment of short- to medium-term risks to price stability (economic analysis); and (2) assessment of medium- to long-term monetary developments (monetary analysis).

Sources: European Central Bank, Monthly Bulletin, January 1999, pages 45-50 (http://www.ecb.eu/pub/pdf/mobu/mb199901en.pdf); European Central Bank, The Monetary Policy of the ECB, 2004, page 50ff. (http://www.ecb.int/pub/pdf/other/monetarypolicy2004en.pdf).

The following table shows price trends in Germany for the periods indicated.

PRICE TRENDS

	2015	2014	2013	2012	2011
	(change from previous year in %)
Harmonized index of consumer prices (HICP)	0.1	0.8	1.6	2.1	2.5
Consumer price index (CPI)	0.3	0.9	1.5	2.0	2.1
Index of producer prices of industrial products sold on the domestic market (1)	-1.8	-1.0	-0.1	1.6	5.3

(1)	Excluding value-added tax.

Sources: Statistisches Bundesamt, Verbraucherpreise, Harmonisierter Verbraucherpreisindex, Veränderungsraten zum Vorjahr in % (https://www.destatis.de/DE/ZahlenFakten/GesamtwirtschaftUmwelt/Preise/Verbraucherpreisindizes/Tabellen_/HarmonisierterVerbraucherpreisindex.html?cms_gtp=146602_list%253D2%2526146598_slot%253D2&https=1); Statistisches Bundesamt, Verbraucherpreisindizes, Harmonisierter Verbraucherpreisindex für Deutschland, Veränderungsraten zum Vorjahr in % (https://www.destatis.de/DE/ZahlenFakten/GesamtwirtschaftUmwelt/Preise/Verbraucherpreisindizes/Tabellen_/VerbraucherpreiseKategorien.html?cms_gtp=145114_list%253D2%2526145110_slot%253D2&https=1); Deutsche Bundesbank, Monatsbericht Februar 2016, Table XI.7.

Official Foreign Exchange Reserves

The following table shows the breakdown of the Federal Republic’s official foreign exchange reserves as of the end of the years indicated.

OFFICIAL FOREIGN EXCHANGE RESERVES OF THE FEDERAL REPUBLIC (1)

	As of December 31
	2015	2014	2013	2012	2011
	(EUR in millions)
Gold	105,792	107,475	94,876	137,513	132,874
Foreign currency balances	33,423	30,646	28,080	28,774	29,433
Special drawing rights	15,185	14,261	12,837	13,583	14,118
Reserve position in the IMF	5,132	6,364	7,961	8,760	8,178

Total	159,532	158,745	143,753	188,630	184,603

(1)	External position of the Deutsche Bundesbank in the EMU. Assets and liabilities vis-à-vis all EMU member countries and non-EMU member countries.

Source: Deutsche Bundesbank, Monatsbericht März 2016, Table XII.8.

The Federal Republic’s foreign reserve assets are managed by the Deutsche Bundesbank. The Euro Area Member States have transferred foreign reserve assets to the ECB in an aggregate amount equivalent to approximately EUR 40.6 billion, consisting of foreign currency reserves and gold. The ECB manages the foreign reserve assets transferred to it. The foreign reserve assets not transferred to the ECB continue to be held and managed by the national central banks of the Euro Area Member States. In order to ensure consistency within the single monetary and foreign exchange policies of the EMU, the ECB monitors and coordinates market transactions conducted with those assets.

Sources: European Central Bank, Annual Report 1998, page 74 (http://www.ecb.int/pub/pdf/annrep/ar1998en.pdf); European Central Bank, Annual Accounts 2014, page 19 (https://www.ecb.europa.eu/pub/pdf/annrep/ar2015annualaccounts_en.pdf).

External Positions of Banks

The following table shows the external assets and liabilities of the Deutsche Bundesbank and the banks (monetary financial institutions) of the Federal Republic as of the end of each of the years indicated.

EXTERNAL FINANCIAL ASSETS AND LIABILITIES BY SECTOR

	2015	2014	2013	2012	2011
	(EUR in billions)
Deutsche Bundesbank
Assets	800.7	678.8	721.7	921.0	714.7
of which: clearing accounts within ESCB (1)	584.2	460.8	510.2	655.7	463.3
Liabilities (2)	490.6	396.6	401.5	425.0	333.7
Net position	310.1	282.2	320.2	496.0	380.9
Banks
Loans to foreign banks	1,066.9	1,125.2	1,019.7	1,046.0	1,117.6
Loans to foreign non-banks	751.5	735.1	701.0	729.0	744.4
Loans from foreign banks	611.9	609.2	515.7	691.1	655.7
Loans from foreign non-banks	201.1	221.0	257.8	237.6	225.9

(1)	Consists mainly of net claims from the interbank payment system for the real-time processing of cross-border transfers throughout the EMU (TARGET2).
(2)	Including estimates of currency in circulation abroad.

Source: Deutsche Bundesbank, Monatsbericht März 2016, Tables IV.4 and XII.8.

Foreign Exchange Rates and Controls

The euro is a freely convertible currency. Since its introduction in 1999, the euro has become the second most widely used currency internationally. Currency transactions do not require licenses or other permissions. Capital market transactions are not subject to any license or similar requirements. Gold may be imported and exported freely, subject only to the levy of value added tax (“VAT”) on some transactions.

Capital controls introduced in Cyprus in the second half of March 2013 to facilitate the restructuring of its banking sector are a transitory exception to this rule. In exiting capital restrictions, Cyprus adhered to the roadmap outlined in its economic adjustment program. At the end of May 2014, the Cypriot authorities removed all remaining administrative restrictions on domestic financial transactions related to the free opening of current accounts. Other restrictions were in place for a longer period, but Cypriot authorities continued the gradual implementation of the fourth stage of the roadmap, i.e., the liberalization of external payments. Cyprus lifted the last remaining capital controls on April 6, 2015. Free circulation of capital has thus now been restored.

Sources: Central Bank of Cyprus, The Enforcement of Restrictive Measures on Transactions in case of Emergency Law of 2013, press release of March 28, 2013 (http://www.centralbank.gov.cy/nqcontent.cfm?a_id=12588); European Commission, The Economic Adjustment Programme for Cyprus, Fifth Review, December 2014, page 23 (http://ec.europa.eu/economy_finance/publications/occasional_paper/2014/pdf/ocp209_en.pdf); Central Bank of Cyprus, The Enforcement of Temporary Restrictive Measures on Transactions in case of Emergency Thirty Fourth Decree of 2015, February 13, 2015 (http://www.centralbank.gov.cy/media//pdf/Decree_34_eng.pdf); European Council, Remarks by Jeroen Dijsselbloem at the press conference following the Eurogroup meeting of 24 April 2015 (http://www.consilium.europa.eu/en/press/press-releases/2015/04/24-eurogroup-dijsselbloem-remarks/).

The following table shows the annual average exchange rates for selected currencies in relation to the euro for the years indicated.

ANNUAL AVERAGE EXCHANGE RATES OF THE EURO (1)

	2015	2014	2013	2012	2011
U.S. dollars per euro	1.1095	1.3285	1.3281	1.2848	1.3920
Pound sterling per euro	0.72584	0.80612	0.84926	0.81087	0.86788
Japanese yen per euro	134.31	140.31	129.66	102.49	110.96
Swiss franc per euro	1.0679	1.2146	1.2311	1.2053	1.2326
Chinese yuan per euro	6.9733	8.1857	8.1646	8.1052	8.9960

(1)	Calculated from daily values.

Source: Deutsche Bundesbank, Monatsbericht Februar 2016, Table XII.10.

Financial System

German Financial System

Overview. As of January 31, 2016, 1,773 monetary financial institutions in Germany reported an aggregate balance sheet total of EUR 7,866.1 billion to the Deutsche Bundesbank. According to the Deutsche Bundesbank’s classification, these institutions included:

•	270 commercial banks, with an aggregate balance sheet total of EUR 3,123.2 billion;

•	413 savings banks, with an aggregate balance sheet total of EUR 1,140.2 billion;

•

the nine regional institutions of those savings banks, including DekaBank Deutsche Girozentrale (the central asset managing institution of the German savings banks) and eight Landesbanken (German public law financial institutions traditionally focusing on the banking business for and in the Land in which they operate), with an aggregate balance sheet total of EUR 959.8 billion;

•	19 special-purpose credit institutions, including KfW, KfW IPEX-Bank and promotional banks of the federal states (Landesförderinstitute), with an aggregate balance sheet total of EUR 969.7 billion;

•	1,023 credit cooperatives, with an aggregate balance sheet total of EUR 814.2 billion;

•	the two central institutions of those credit cooperatives, with an aggregate balance sheet total of EUR 297.3 billion;

•	16 mortgage banks, with an aggregate balance sheet total of EUR 348.1 billion;

•	21 building and loan associations, with an aggregate balance sheet total of EUR 213.6 billion; and

•	140 subsidiaries and branches of foreign banks located in the Federal Republic, with an aggregate balance sheet total of EUR 964.3 billion.

Source: Deutsche Bundesbank, Monatsbericht März 2016, Table IV.2.

The German Banking Act (Kreditwesengesetz, or “KWG”) currently regulates all banks except for the Deutsche Bundesbank and KfW (although it does regulate KfW IPEX-Bank). Many important provisions of the KWG have become applicable by analogy to KfW with effect from January 1, 2016. German commercial banking institutions operate as “universal” banks and are not restricted by law or otherwise from offering a complete range of diverse financial services.

Supervision. The Federal Financial Supervisory Authority (Bundesanstalt für Finanzdienstleistungsaufsicht, or “BaFin”) is responsible for the integrated supervision of financial services. Its primary objective is to ensure the proper functioning, stability and integrity of Germany as a financial center in the context of European integration and international cooperation, as well as to strengthen collective consumer protection through its regulatory actions. The BaFin, which is subject to the legal and technical oversight of the Federal Ministry of Finance, operates exclusively in the public interest. It helps to ensure the ability of banks, financial services institutions and insurance companies to meet their payment obligations (solvency supervision), and it also enforces standards of professional conduct aimed at preserving investors’ trust in the financial markets (market supervision). In addition, the BaFin has an investor protection role in that it seeks to prevent unauthorized financial business from being carried out.

The Deutsche Bundesbank is closely involved in the ongoing supervision of credit institutions by the BaFin and has been assigned a substantial number of the ongoing operational tasks in banking supervision. The German Federal Agency for Financial Market Stabilization (Bundesanstalt für Finanzmarktstabilisierung, or “FMSA”) is responsible for drawing up and adopting plans for the resolution of banks. It also manages the restructuring fund (Restrukturierungsfonds) for banks and the German Financial Market Stabilization Fund (Finanzmarktstabilisierungsfonds, or “FMS”, also known as “SoFFin”) and supervises the two wind-up institutions (Abwicklungsanstalten) for troubled German banks established in 2009/2010.

In order to facilitate the timely identification of risks to financial stability, the Financial Stability Commission (Ausschuss für Finanzstabilität), which consists of representatives of the Federal Ministry of Finance, the Deutsche Bundesbank, BaFin and FMSA, was established in March 2013. Due to its macroeconomic and financial market expertise, the Deutsche Bundesbank is responsible for contributing towards safeguarding financial stability and tasked with analyzing all relevant factors in order to identify threats to financial stability. Warnings or recommendations for corrective measures are submitted to the Financial Stability Commission, which may pass resolutions with respect thereto. In addition, the Financial Stability Commission is tasked with defining concerted reactions to emerging threats to financial stability by issuing warnings and recommendations and publishing them if appropriate. The recipients of such warnings or recommendations are obliged to report on the implementation of corrective measures.

Sources: Bundesministerium der Justiz, Gesetz über das Kreditwesen (http://www.gesetze-im-internet.de/kredwg/index.html); Bundesanstalt für Finanzdienstleistungsaufsicht, BaFin, Functions & history (http://www.bafin.de/EN/DieBaFin/AufgabenGeschichte/functionshistory_node.html); Deutsche Bundesbank and Bundesanstalt für Finanzdienstleistungsaufsicht, Joint press release of November 4, 2002 (http://www.bundesbank.de/Redaktion/EN/Downloads/Press/Pressenotizen/2002/2002_11_04_banking_supervision.pdf?__blob=publicationFile); Bundesanstalt für Finanzdienstleistungsaufsicht, Aufsichtsrichtlinie—Richtlinie zur Durchführung und Qualitätssicherung der laufenden Überwachung der Kredit- und Finanzdienstleistungsinstitute durch die Deutsche Bundesbank (AufsichtsRL), May 21, 2013 (http://www.bafin.de/SharedDocs/Aufsichtsrecht/DE/Richtlinie/rl_130521_aufsichtsrichtlinie.html?nn=2696382); BaFin, Act on the Strengthening of German Financial Supervision, BaFin Quarterly of January 18, 2013 (http://www.bafin.de/SharedDocs/Downloads/EN/Mitteilungsblatt/Quarterly/bq1204.pdf?__blob=publicationFile); Bundesbank, German macroprudential oversight strengthened, press release of March 18, 2013 (http://www.bundesbank.de/Redaktion/EN/Pressemitteilungen/BBK/2013/2013_03_18_macropudential_oversight.html).

Bank Recovery and Resolution. The German Restructuring Act (Restrukturierungsgesetz), enacted in December 2010, established new regulations for the restructuring and liquidation of banks in Germany. It provided for the establishment of a restructuring fund (Restrukturierungsfonds), which is currently managed by the FMSA and funded through contributions by banks, which may be used for resolution measures. With effect as of 2015, the previous contribution by banks to the fund (Bankenabgabe) was replaced by a new bank levy that meets European requirements under the EU Bank Recovery and Resolution Directive (“BRRD”) adopted in April 2014. Companies defined in article 2 paragraph 5 of the EU Capital Requirements Directive IV (“CRD IV”), including KfW, are not required to contribute to the fund. Legislation implementing the BRRD in Germany provides for the transfer of national bank levies to the EU’s Single Resolution Fund (“SRF”) and the mutualization of these contributions in the context of the EU’s Single Resolution Mechanism (“SRM”). BRRD-implementing legislation also introduced the Restructuring and Resolution Act (Sanierungs- und Abwicklungsgesetz) pursuant to which, in addition to the intervention and resolution instruments that already existed under German national law, the resolution authority now has the direct power to bail in a bank’s shareholders and creditors in the event of resolution.

Since January 1, 2015, the FMSA has been acting as the German national resolution authority for banks. Resolution powers are pooled under the FMSA, although the BaFin and the ECB retain their supervisory right to make decisions about bank closures. In the medium term, the resolution authority will be integrated into the BaFin. Until December 31, 2015, the FMS, which was established in 2008 in the wake of the global financial crisis and is currently managed by the FMSA, was responsible for applications for assistance from German credit institutions. As of January 1, 2016, the date on which the SRM became fully operational, FMS has been closed for new applications. FMS was tasked with stabilizing the German banks by extending guarantees up to a total amount of EUR 400 billion with respect to banks’ securities and by incurring loans in a total amount of up to EUR 80 billion. Its mandate, which was originally limited until December 31, 2010, had been repeatedly extended until December 31, 2015. As of December 31, 2015, the outstanding stabilization measures provided by FMS amounted to EUR 15.8 billion in capital injections, while loss compensation payments made to FMS Wertmanagement totaled EUR 9.3 billion.

For more information on the SRM and the SRF, see “—European Financial System—European System of Financial Supervision and European Banking Union”.

Sources: Bundesministerium der Finanzen, Systemische Risiken im Finanzsektor wirksam begrenzen - Bundesregierung beschließt Restrukturierungsgesetz, press release of August 25, 2010 (http://www.bundesfinanzministerium.de/Content/DE/Pressemitteilungen/Finanzpolitik/2010/08/2010-08-25-PM32.html); Bundesministerium der Finanzen, Wirtschaft und Verwaltung, Was macht die Bundesanstalt für Finanzmarktstabilisierung? Neue Aufgaben der FMSA zur Stabilisierung des Finanzsektors, September 20, 2010 (http://www.bundesfinanzministerium.de/Content/DE/Standardartikel/Themen/Internationales_Finanzmarkt/Finanzmarktpolitik/Bankenabgabe/2010-09-17-FMSA.html); Bundestagsdrucksache 17/3407 (http://dip21.bundestag.de/dip21/btd/17/034/1703407.pdf); Bundesministerium der Finanzen, German government moves forward with package of measures for European banking union, press release of July 9, 2014 (http://www.bundesfinanzministerium.de/Content/EN/Pressemitteilungen/2014/2014-07-09-package-of-measures-for-european-banking-union.html); Bundesministerium der Finanzen, Verordnung zur Änderung der Verordnung über die Erhebung der Beiträge zum Restrukturierungsfonds für Kreditinstitute (Restrukturierungsfonds-Verordnung - RStruktFV), Bundesfinanzministerium veröffentlicht Referentenentwurf zur Änderung der Restrukturierungsfonds-Verordnung, press release of March 5, 2015 (http://www.bundesfinanzministerium.de/Content/DE/Gesetzestexte/Referentenentwuerfe/2015-03-05-restrukturierungsfonds-vo.html); Die Beschlüsse des Bundestages am 26. und 27. Januar, publication of January 27, 2012 (http://www.bundestag.de/dokumente/textarchiv/2012/37536609_kw04_angenommen_abgelehnt/index.html); Bundestag, Drittes Gesetz zur Umsetzung eines Maßnahmenpakets zur Stabilisierung des Finanzmarktes, Dokumentations- und Informationssystem für parlamentarische Vorgänge (http://dipbt.bundestag.de/extrakt/ba/WP17/483/48345.html); FMSA Bundesanstalt für Finanzmarktstabilisierung, FMSA nimmt Arbeit als Nationale Abwicklungsbehörde auf, press release of January 2015 (http://www.fmsa.de/de/presse/pressemitteilungen/2015/20150102_pressemitteilung_fmsa.html); FMSA Bundesanstalt für Finanzmarktstabilisierung, Hintergrund FMSA (http://www.fmsa.de/de/presse/hintergrund-fmsa); FMSA Bundesanstalt für Finanzmarktstabilisierung, Stabilisierungsmaßnahmen des SoFFin (http://www.fmsa.de/de/oeffentlichkeit/c_soffin/Berichte/SoFFin-Massnahmen/SoFFin-Massnahmen.html).

Wind-up Institutions. In the wake of the global financial crisis, two wind-up institutions (Abwicklungsanstalten) for troubled German banks were established. The first wind-up institution, Erste Abwicklungsanstalt, was established in December 2009 to liquidate a portfolio of EUR 77.5 billion assumed from WestLB. It assumed a second portfolio consisting of an asset portfolio worth EUR 72.3 billion and a trading portfolio with a market value of around EUR 52.1 billion following the restructuring of WestLB. As of December 31, 2015, the combined asset portfolios had been reduced to approximately EUR 63 billion.

The second wind-up institution, FMS Wertmanagement, assumed a portfolio of EUR 175.7 billion from Hypo Real Estate Group in October 2010 to support restructuring efforts. In December 2014, FMS Wertmanagement acquired DEPFA Bank plc, which, as of December 31, 2013, had consolidated total assets amounting to EUR 49.1 billion from Hypo Real Estate Holding AG. DEPFA will have to be wound down in accordance with an EU state aid decision of July 18, 2011. As of December 31, 2015, FMS Wertmanagement’s portfolio had been reduced to EUR 94.7 billion.

Sources: Erste Abwicklungsanstalt, Geschäftsbericht 2009/2010 (https://www.aa1.de/presse/geschaeftsberichte); Landtag NRW, Sitzungsprotokoll 15. Sitzung des Haushalts- und Finanzausschuss, from January 31, 2013 (http://www.landtag.nrw.de/portal/WWW/dokumentenarchiv/Dokument/MMA16-151.pdf); Erste Abwicklungsanstalt, Von den Kredit- und Wertpapierbeständen des Abbauportfolios ist nur knapp ein Viertel übrig, attachment to press release of March 21, 2016 (https://www.aa1.de/presse/21032016-eaa-geschaeftszahlen-2015); FMS Wertmanagement AöR, Geschäftsbericht 2015 (http://www.fms-wm.de/de/downloadcenter-de/investoren/berichte/107-geschaeftsbericht-2015-1); FMS Wertmanagement AöR, FMS Wertmanagement delivers a positive wind-up result again in 2015, press release of April 13, 2016 (http://www.fms-wm.de/en/press/305-fms-wertmanagement-delivers-a-positive-wind-up-result-again-in-2015); Bundesanstalt für Finanzmarktstabilisierung, Gemeinsame Pressemitteilung von FMSA und HRE, press release of May 13, 2014 (http://www.fmsa.de/de/presse/pressemitteilungen/2014/20140513_pressemitteilung_fmsa.html); FMS Wertmanagement, Joint Press Release of FMS-WM and HRE: FMS Wertmanagement closes acquisition of DEPFA Bank plc from HRE, press release of December 19, 2014 (http://www.fms-wm.de/en/press/245-joint-press-release-of-fms-wm-and-hre-fms-wertmanagement-closes-acquisition-of-depfa-bank-plc-from-hre); European Commission, Commission Decision of 18 July 2011 on State Aid C 15/2009 (ex N 196/2009), which Germany implemented and is planning to implement for Hypo Real Estate (http://eur-lex.europa.eu/legal-content/EN/TXT/PDF/?uri=CELEX:32012D0118&qid=1427405202655&from=EN).

European Financial System

European System of Financial Supervision and European Banking Union. The European system of financial supervisors became operational on January 1, 2011. At the macro-financial level, a European Systemic Risk Board (“ESRB”) was established, which provides macro-prudential oversight of the financial system. The ESRB’s role is to monitor and assess potential risks to the stability of the financial system. If necessary, it will issue risk warnings and recommendations for remedial action and will monitor their implementation. The ESRB is chaired by the President of the ECB for an initial term of five years.

At the micro-financial level, three supervisory authorities were established:

•	the European Banking Authority (“EBA”);

•	the European Insurance and Occupational Pensions Authority; and

•	the European Securities and Markets Authority.

The three European Supervisory Authorities (“ESAs”) cooperate with the supervisory authorities of the Member States. National authorities are responsible for the day-to-day supervision of individual financial institutions, whereas the ESAs are responsible for ensuring that a single set of harmonized rules and consistent supervisory practices are applied by supervisory authorities of the Member States. The ESAs have, for example, the power to settle disputes among national financial supervisors by imposing legally binding mediation and to impose temporary bans on risky financial products or activities.

One of the key elements of Europe’s banking union, which was established in the wake of the European sovereign debt crisis, is the Single Supervisory Mechanism (“SSM”) composed of the ECB and the national supervisory authorities of participating Member States. The SSM’s main aims are to contribute to the safety and soundness of credit institutions and the stability of the European financial system and to ensure consistent supervision. The SSM became operational in November 2014. In its role within the SSM, the ECB directly supervises 129 significant banks and banking groups, which represent approximately 80% of the total assets on the aggregated balance sheets of all credit institutions under its supervision. For the remaining banks, the ECB is responsible for setting and monitoring the supervisory standards and for working closely with the national competent authorities in the supervision of these banks.

Another key element of Europe’s banking union is the SRM which was established by a regulation adopted in July 2014 and has become fully operational starting January 1, 2016 with the purpose of ensuring the orderly resolution of failing banks. The SRM consists of a single resolution board (“SRB”), which will have broad powers in cases of bank resolution, and the SRF. The SRB will be responsible for the planning and resolution phases of cross-border banks and those directly supervised by the ECB, while since January 1, 2015, national resolution authorities are responsible for all other banks under the BRRD. However, the SRB will always be responsible if the resolution of a bank requires access to the SRF. The SRF will be built up over a period of eight years from 2016 to 2023 to reach a target level of at least 1% of the amount of covered deposits of all credit institutions authorized in all the participating Member States (estimated to be approximately EUR 55 billion in 2014). Banks will have to make annual contributions to the SRF calculated on the basis of their liabilities, excluding own funds and covered deposits, and adjusted for risk. In the aggregate, the European Commission estimates that the German banking sector is required to contribute just under EUR 15.5 billion to the SRF by 2023. As of 2016, each participating Member State is providing a national individual credit line to the SRB to back its banks’ contributions to the SRF in the event of possible funding shortfalls following resolution cases of its banks. The maximum aggregate amount of the credit lines of the participating Member States will amount to EUR 55 billion. The repartition key among Member States corresponds to the contributions to the SRF, which will be made by banks in each Member State by 2023.

As a further step to a fully-fledged banking union, in November 2015, the European Commission proposed a European Deposit Insurance Scheme, which would provide a stronger and more uniform degree of insurance cover for all retail depositors in the banking union.

In response to the global economic and financial crisis, regulatory authorities and central banks launched a comprehensive regulatory reform program. As a result, in December 2010, the Basel Committee on Banking Supervision launched a package of new standards on bank capital adequacy and liquidity to enhance the banking regulatory framework. The capital and liquidity reform package, typically referred to as Basel III, will be phased in by 2019. In order to transpose the Basel III agreement into EU law, previous EU capital requirement directives were replaced by the Capital Requirements Regulation (CRR), a regulation establishing prudential requirements, and CRD IV, a directive governing access to deposit-taking activities, both of which entered into force on January 1, 2014 and have since been gradually implemented in the Member States.

Sources: European Commission, Financial Supervision (http://ec.europa.eu/internal_market/finances/committees/index_en.htm); European Commission, Banking Union (http://ec.europa.eu/finance/general-policy/banking-union/index_en.htm ); European Central Bank, ECB assumes responsibility for euro area banking supervision, press release of November 4, 2014 (http://www.ecb.europa.eu/press/pr/date/2014/html/pr141104.en.html); European Central Bank, Banking Supervision, Single Supervisory Mechanism (https://www.bankingsupervision.europa.eu/about/thessm/html/index.en.html); European Commission, Single Resolution Mechanism to come into effect for the Banking Union, press release of December 31, 2015 (http://europa.eu/rapid/press-release_IP-15-6397_en.htm); European Banking Authority, Implementing Basel III in Europe: CRD IV Package (http://www.eba.europa.eu/regulation-and-policy/implementing-basel-iii-europe); Deutsche Bundesbank, Service, Schule und Bildung, Schülerbuch Geld und Geldpolitik digital, Das Banken und Finanzsystem (https://www.bundesbank.de/Redaktion/DE/Dossier/Service/schule_und_bildung_kapitel_4.html?notFirst=true&docId=147562#chap); Deutsche Bundesbank, Compromise reached over resolution fund, article dated December 22, 2014 (https://www.bundesbank.de/Redaktion/EN/Topics/2014/2014_12_22_compromise_reached_resolution_fund.html); Council of the European Union, Statement on Banking Union and bridge financing arrangements for the Single Resolution Fund, press release of December 8, 2015(http://www.consilium.europa.eu/en/press/press-releases/2015/12/08-statement-by-28-ministers-on-banking-union-and-bridge-financing-arrangements-to-srf).

Recent Policy Responses to the Global Financial and Economic Crisis. In response to the tensions in the financial markets and the loss of confidence in the financial sector overall in the wake of the global financial and economic crisis, a number of measures were taken at the EU level in recent years to restore confidence in the financial sector and prevent market disruptions. These measures were, or continue to be, mainly directed at preserving adequate capitalization of financial institutions, at enhancing credit support measures to improve bank lending and liquidity in the euro area money market, at safeguarding the flow of credit from financial institutions to the real economy and, most recently, at addressing the risk of a prolonged period of low inflation. A central role was, and continues to be, played by the ECB, which introduced a number of non-standard monetary policy measures, including, among others, asset purchase programs, long-term refinancing operations and measures aimed at increasing collateral availability. These measures are unprecedented in nature, scope and magnitude and aim to safeguard the primary objective of price stability and ensure an appropriate monetary policy transmission mechanism.

In September 2012, the ECB announced Outright Monetary Transactions in secondary markets for euro-denominated sovereign bonds in the euro area aimed at enabling the ECB to address severe distortions in government bond markets. In June 2014, the ECB announced several measures designed to enhance the functioning of the monetary policy transmission mechanism by supporting lending to the real economy. In particular, the ECB decided to conduct a series of targeted longer-term refinancing operations (“TLTROs”). These TLTROs are aimed at improving bank lending to the euro area non-financial private sector (defined as euro area households and non-financial corporations), excluding loans to households for house purchases, for a period of two years. Through its asset purchase program, which currently consists of a covered bond purchase program, an asset-backed securities purchase program, a public sector purchase program (including, among others, debt securities of KfW) and a corporate sector purchase program (with purchases to start towards the end of the second quarter of 2016), the ECB seeks to provide monetary stimulus to the economy in a context where key ECB interest rates are at their lower bound and to further ease monetary and financial conditions, making access to financing cheaper for firms and households. Monthly purchases of public and private sector securities are currently intended to amount to EUR 80 billion. The ECB has announced that it intends to carry out these purchases until at least March 2017 and, in any case, until the ECB sees a sustained adjustment in the path of inflation that is consistent with its aim of achieving inflation rates below, but close to 2% over the medium term. Furthermore, in March 2016, the ECB announced four additional TLTROs with four-year maturities (“TLTROs II”) to be conducted quarterly from June 2016 to March 2017. Counterparties exceeding the lending benchmark will borrow at an interest rate that can be as low as the interest rate on the deposit facility. This means that these counterparties will, in fact, be paid for their lending efforts if they exceed their benchmarks since the interest rate on the deposit facility is currently below zero. Like the previous TLTROs, the TLTROs II intend to promote bank lending to the euro area non-financial private sector and again exclude mortgage loans. Banks will be able to borrow larger amounts through TLTROs II compared to the previous TLTROs.

Sources: European Central Bank, The Eurosystem’s instruments (https://www.ecb.europa.eu/mopo/implement/html/index.en.html); European Central Bank, Monetary policy decisions (https://www.ecb.europa.eu/mopo/decisions/html/index.en.html); European Central Bank, Technical features of Outright Monetary Transactions, press release of September 6, 2012 (http://www.ecb.int/press/pr/date/2012/html/pr120906_1.en.html); European Central Bank, ECB announces further details of the targeted long-term refinancing operations, press release of July 3, 2014 (https://www.ecb.europa.eu/press/pr/date/2014/html/pr140703_2.en.html); European Central Bank, Asset purchase programmes (https://www.ecb.europa.eu/mopo/implement/omt/html/index.en.html); European Central Bank, ECB announces expanded asset purchase programme, press release of January 22, 2015 (https://www.ecb.europa.eu/press/pr/date/2015/html/pr150122_1.en.html); European Central Bank, Monetary policy decisions, press release of March 10, 2016 (http://www.ecb.europa.eu/press/pr/date/2016/html/pr160310.en.html); European Central Bank, ECB adds corporate sector purchase programme (CSPP) to the asset purchase programme (APP) and announces changes to APP, press release of March 10, 2016 (http://www.ecb.europa.eu/press/pr/date/2016/html/pr160310_2.en.html); European Central Bank, ECB announces new series of targeted longer-term refinancing operations (TLTRO II), press release of March 10, 2016 (http://www.ecb.europa.eu/press/pr/date/2016/html/pr160310_1.en.html).

Securities Market

The Federal Republic’s securities market is among Europe’s largest. Trading in listed securities is not legally or otherwise confined to the stock exchanges. It is estimated, however, that most transactions in equity securities are executed through stock exchanges. By contrast, debt securities, although typically listed, are predominantly traded over-the-counter.

Highly developed secondary markets, combined with the distribution capabilities of an extensive network of financial institutions, provide the basis for the Federal Republic’s position in the world’s capital markets. Equity and debt issues are generally underwritten and distributed through banking syndicates, which typically include commercial banks as well as certain regional and specialized institutions. The regulated securities markets in Berlin, Dusseldorf, Frankfurt am Main, Hamburg, Hanover, Munich and Stuttgart, the futures and options exchange Eurex Deutschland and the European Energy Exchange are recognized as regulated markets of the EU according to Article 47 of Directive 2004/39/EC on Markets in Financial Instruments and comply with globally accepted regulatory standards.

Based on total turnover on German securities exchanges, the Frankfurt Stock Exchange, operated by Deutsche Börse AG, is by far the most important stock exchange in the Federal Republic.

In January 2013, the Heads of State or Government of the European Union adopted a decision authorizing eleven Member States to proceed with the introduction of a financial transaction tax (“FTT”) through “enhanced cooperation.” The eleven countries are Austria, Belgium, Estonia, France, Germany, Greece, Italy, Portugal, Slovakia, Slovenia and Spain. In September and October 2012, the eleven Member States wrote to the European Commission requesting a proposal for enhanced cooperation, specifying that the scope and objective of the FTT be based on that of the 2011 proposal.

In February 2013, the European Commission presented its “Proposal for a Council Directive implementing enhanced cooperation in the area of financial transaction tax.” The proposal involves a harmonized minimum 0.1% tax rate for transactions in all types of financial instruments except derivatives (0.01% rate). On May 6, 2014, the Federal Republic and nine other Member States issued a joint statement on the financial transaction tax stating that the tax should be implemented progressively. On January 27, 2015, the Federal Republic and nine other Member States issued a joint statement confirming their willingness to create the conditions necessary to implement the European financial transaction tax. On December 8, 2015, the Federal Republic and nine other Member States issued a joint statement that a first agreement on several core components of the future tax has been reached.

Sources: Council of the European Union, Financial transaction tax: Council agrees to enhanced cooperation, press release of January 22, 2013 (http://www.consilium.europa.eu/uedocs/cms_Data/docs/pressdata/en/ecofin/134949.pdf); Bundesministerium der Finanzen, Finanztransaktionsteuer in verstärkter Zusammenarbeit, topical information originating from press release of January 27, 2015 (http://www.bundesfinanzministerium.de/Content/DE/Standardartikel/Themen/Steuern/Weitere_Steuerthemen/Finanztransaktionsteuer/2014-01-27-ftt-statement.html).

PUBLIC FINANCE

Receipts and Expenditures

The Federal Government, each of the Länder governments and each of the municipalities (Gemeinden) have separate budgets. The federal budget is the largest single public budget.

The fiscal year of the Federal Republic is the calendar year. The annual federal budget is passed by an act of parliament. On the basis of a proposal prepared by the Ministry of Finance, the Federal Government introduces the federal budget bill to the parliament, generally in the summer of each year. The proposal has to pass through three Bundestag sessions, the budget committee of the Bundestag, and the Bundesrat, which deliberates the proposal twice. The final vote on the proposal is taken by the Bundestag in its third session.

In addition to the federal, Länder and municipal budgets, there are separate budgets for the social security funds and various special funds (Sondervermögen) of the federal administration and the Länder, as well as other off-budgetary entities at all levels of government that are created for specific public purposes. General government, as defined in the national accounts, comprises all these different levels of government activity.

In 2015, total consolidated general government revenue, as presented in the national accounts, amounted to EUR 1,349.9 billion, with tax revenue of EUR 690.9 billion and social contributions of EUR 501.2 billion.

Source: Statistisches Bundesamt, Fachserie 18, Reihe 1.4 - 2015 (April 2016), Table 3.4.3.2.

In 2015, VAT and the taxes on income and wealth, as presented in the national accounts, amounted to EUR 211.4 billion and EUR 364.3 billion, respectively. These joint taxes are distributed among the Federal Government, the Länder governments and municipal authorities, according to predetermined formulae. In addition to joint taxes, the Federal Government, the Länder governments and the municipal authorities each levied special taxes, for example, on tobacco and beer.

Source: Statistisches Bundesamt, Fachserie 18, Reihe 1.4 - 2015 (April 2016), Table 3.4.3.16.

Consolidated general government expenditure in 2015, as presented in the national accounts, amounted to a total of EUR 1,328.7 billion. The most significant consolidated general government expenditures were monetary social benefits (EUR 469.3 billion), social benefits in kind (EUR 252.3 billion) and employee compensation (EUR 230.7 billion). Other significant consolidated general government expenditures included intermediate consumption (EUR 143.7 billion), interest on public debt (EUR 48.5 billion) and gross capital formation (EUR 65.9 billion).

Source: Statistisches Bundesamt, Fachserie 18, Reihe 1.4 - 2015 (April 2016), Table 3.4.3.2.

GENERAL GOVERNMENT ACCOUNTS (1)

	2015	2014	2013	2012	2011
	(EUR in billions)
Federal Government, Länder governments and municipalities
Revenue	876.0	845.0	814.6	798.4	772.6
of which: Taxes (2)	690.9	659.6	637.4	619.6	594.5
Expenditure	859.6	840.0	823.8	819.4	813.8

Balance	16.4	5.0	-9.2	-21.0	-41.2
Social security funds
Revenue	579.1	557.4	539.7	539.0	528.6
Expenditure	574.3	554.1	534.3	520.8	513.3

Balance	4.8	3.4	5.3	18.3	15.3
General government
Revenue	1,349.9	1,299.6	1,252.4	1,222.1	1,182.7
Expenditure	1,328.7	1,291.2	1,256.2	1,224.8	1,208.6

Balance	21.2	8.4	-3.8	-2.7	-25.9

(1)	Definition according to the national accounts.
(2)	Excluding capital taxes and taxes of domestic sectors paid to EU.

Source: Statistisches Bundesamt, Fachserie 18, Reihe 1.4 - 2015 (April 2016), Tables 3.4.3.2, 3.4.3.3 and 3.4.3.7.

FEDERAL GOVERNMENT ACCOUNTS (1)

	2015	2014	2013	2012	2011
	(EUR in billions)
Revenue	394.0	384.4	369.1	365.0	357.5
of which: Taxes (2)	347.8	336.3	325.7	318.8	309.3
Expenditure	384.0	375.8	376.8	381.2	386.9

Balance	10.0	8.6	-7.7	-16.3	-29.4

(1)	Definition according to the national accounts.
(2)	Excluding taxes of domestic sectors paid to EU.

Source: Statistisches Bundesamt, Fachserie 18, Reihe 1.4 - 2015 (April 2016), Table 3.4.3.4.

GENERAL GOVERNMENT EXPENDITURE: BREAKDOWN BY FUNCTIONS (1)

	2015	2014	2013	2012	2011
	(EUR in billions)
General public services	179.4	184.9	180.4	178.0	180.4
Defense	29.9	29.5	29.9	30.2	28.9
Public order and safety	47.0	45.4	44.1	42.8	41.9
Economic affairs	99.7	96.7	100.3	101.1	99.0
Environmental protection	17.5	17.2	16.2	15.6	15.8
Housing and community amenities	12.0	11.8	11.8	12.2	13.4
Health	218.2	209.7	198.9	188.7	184.1
Recreation, culture and religion	24.6	23.5	22.7	21.7	21.6
Education	129.6	124.9	120.8	117.2	115.4
Social protection	570.9	547.6	531.0	517.4	508.1

Total expenditure	1,328.7	1,291.2	1,256.2	1,224.8	1,208.6

(1)	Definition according to the national accounts.

Source: Statistisches Bundesamt, Fachserie 18, Reihe 1.4 - 2015 (April 2016), Table 3.4.3.11.

Germany’s General Government Deficit/Surplus and General Government Gross Debt

For purposes of the Member States’ reports to the European Commission under the EDP, the general government or “Maastricht” deficit/surplus refers to the difference between consolidated public sector revenue and consolidated public sector expenditure and is the balancing item “net borrowing/net lending” of general government (central government, state government, local government and social security funds) as defined in ESA 2010. In 2015, Germany’s general government surplus amounted to EUR 21.2 billion, or 0.7% of nominal GDP. The German general government gross debt-to-GDP ratio decreased from 74.7% in 2014 to 71.2% in 2015, which is above the EU’s 60% reference value.

Sources: Statistisches Bundesamt, Fachserie 18, Reihe 1.2 – 4. Vierteljahr 2015 (April 2016), Table 1.10; The European Union, Consolidated versions of the Treaty on European Union and the Treaty on the Functioning of the European Union (http://eur-lex.europa.eu/legal-content/EN/TXT/HTML/?uri=CELEX:12012M/TXT&from=EN); Deutsche Bundesbank, German general government debt down in 2015 by €24 billion to €2.15 trillion - debt ratio down to 71.2%, press release of March 31, 2016 (http://www.bundesbank.de/Redaktion/EN/Pressemitteilungen/BBK/2016/2016_03_31_schuldenstand.html).

The following table shows historical information on the Federal Republic’s general government deficit/surplus and debt as a percentage of GDP.

THE FEDERAL REPUBLIC’S FISCAL MAASTRICHT CRITERIA

	2015	2014	2013	2012	2011
	(% of GDP)
General government deficit (-) / surplus (+)	0.7	0.3	-0.1	-0.1	-1.0
General government gross debt	71.2	74.7	77.2	79.6	78.3

Sources: Statistisches Bundesamt, Fachserie 18, Reihe 1.2 – 4. Vierteljahr 2015 (April 2016), Table 1.10; Deutsche Bundesbank, German general government debt down in 2015 by €24 billion to €2.15 trillion - debt ratio down to 71.2%, press release of March 31, 2016 (http://www.bundesbank.de/Redaktion/EN/Pressemitteilungen/BBK/2016/2016_03_31_schuldenstand.html).

Fiscal Outlook

The April 2016 update of the German stability program forecasts the general government budget to remain close to balance until 2020, the end of the forecasting period. The medium-term objective of a structural deficit not exceeding 0.5% of GDP is expected to be met with a significant safety margin during the entire forecasting period (2016 to 2020).

According to the April 2016 update of the German stability program, Germany’s general government gross debt-to-GDP ratio is projected to be 68 1/4% in 2016 and to decrease further to around 59 1/2% by 2020, the end of the forecast horizon. The reference values for the upper limit of the debt ratio according to the 1/20th-rule of the enhanced SGP are expected to be undershot significantly in all years of the forecasting period. However, the debt ratio is expected to continue to be in excess of the EU’s reference value of 60% of nominal GDP until 2019. One reason for the decrease is expected to be the liquidation of parts of the wind-up institutions’ portfolios, which is expected to continue over the coming years. In addition to the liquidation effect, the consolidation efforts in the federal, Länder and municipal authorities’ budgets are expected to contribute to the decline in the debt-to-GDP ratio during the forecasting period.

Source: Bundesministerium der Finanzen, Deutsches Stabilitätsprogramm Aktualisierung 2016 (http://www.bundesfinanzministerium.de/Content/DE/Downloads/Abt_2/Stabilitaetsprogramm-2016.pdf?__blob=publicationFile&v=1).

GENERAL GOVERNMENT BUDGETARY PROSPECTS (1)

	2020		2019		2018		2017		2016		2015
	(% of GDP)
Revenue	44	1/2	44	1/2	44	1/2	44	1/2	44	1/2	44.6
Total taxes	23		23		23		23		22	3/4	22.8
Social contributions	17		17		17		16	3/4	16	3/4	16.6
Property income		1/2		1/2		1/2		1/2		1/2	0.8
Other	3	3/4	4		4		4	1/2	4	1/2	4.4
Expenditure	44	1/2	44	1/2	44	1/2	44	1/2	44	1/2	43.9
Compensation of employees and intermediate consumption	12	1/4	12	1/4	12	1/2	12	1/2	12	1/2	12.4
Social payments	24	3/4	24	3/4	24	1/2	24	1/2	24	1/4	23.8
Interest expenditure	1	1/4	1	1/4	1	1/4	1	1/4	1	1/2	1.6
Subsidies	1		1		1		1		1		0.9
Gross fixed capital formation	2	1/4	2	1/4	2	1/4	2	1/4	2	1/4	2.2
Other	1		1		1		1		1		1.0

General government deficit (-) / surplus (+)	0		0		0		0		0		0.7
Federal Government	0		0		-	1/4	0		-	1/4	0.3
Länder governments	0		0		0		0		0		0.1
Municipalities	0		0			1/4	0		0		0.1
Social security funds	0		0		0		0		0		0.2
General government gross debt	59	1/2	61	1/4	63	1/2	65	3/4	68	1/4	71.2

(1)	Forecast figures are rounded to one-quarter of a percent of GDP.

Source: Bundesministerium der Finanzen, Deutsches Stabilitätsprogramm Aktualisierung 2016 (http://www.bundesfinanzministerium.de/Content/DE/Downloads/Abt_2/Stabilitaetsprogramm-2016.pdf?__blob=publicationFile&v=1), Tables 12 and 15.

Tax Structure

Income Tax

Significant sources of revenue for the general government are the various types of income taxes. Income taxation for employees and self-employed persons is based on a progressive tax scale ranging from 14% to 45% subject to the amount of taxable income. Employees pay taxes on their income from employment in the form of wage taxes. Self-employed persons typically pay estimated taxes during the year before filing their annual income tax return. Income generated by partnerships (Personengesellschaften) is not subject to tax at the partnership level, but at the level of the partners. The partners pay tax on this income according to their individual income tax brackets.

Income generated by corporations is subject to corporate income tax (Körperschaftsteuer) at a flat rate of 15%.

Capital income received by domestic taxpayers (all types of income from capital as well as private shareholders’ net gains from sales of shares in corporations) is subject to a final uniform tax rate of 25% (Abgeltungssteuer), taking into consideration an allowance (Sparerpauschbetrag) of EUR 801 (EUR 1,602 for married couples).

In addition to the various types of income tax, a solidarity surcharge of 5.5% is imposed on the applicable income tax liability.

Sources: Bundesministerium der Justiz und für Verbraucherschutz, Einkommensteuergesetz (http://www.gesetze-im-internet.de/estg/index.html); Bundesministerium der Justiz und für Verbraucherschutz, Section 4, Solidaritätszuschlaggesetz (http://www.gesetze-im-internet.de/solzg_1995/__4.html); Bundesministerium der Justiz und für Verbraucherschutz, Körperschaftsteuergesetz (http://www.gesetze-im-internet.de/kstg_1977/index.html).

VAT and Consumption Taxes

VAT serves as a significant source of revenue. VAT is a general consumption tax that is imposed on the value of most goods and services. The standard rate applicable to most goods and services is 19%. Certain items that are classified as basic necessities, such as food (except food and beverages in restaurants) and books, are subject to a reduced rate of 7%.

In addition to the VAT, there are specific consumption taxes. The most significant specific consumption taxes relate to energy and tobacco.

Sources: Bundesministerium der Justiz und für Verbraucherschutz, Umsatzsteuergesetz (http://www.gesetze-im-internet.de/ustg_1980/index.html); Bundesministerium der Justiz und für Verbraucherschutz, Umsatzsteuergesetz, Section 12 (http://www.gesetze-im-internet.de/ustg_1980/__12.html); Bundesministerium der Justiz und für Verbraucherschutz, Energiesteuergesetz (http://www.gesetze-im-internet.de/energiestg/); Bundesministerium der Justiz und für Verbraucherschutz, Tabaksteuergesetz (http://www.gesetze-im-internet.de/tabstg_2009/index.html).

Environmental Tax

The environmental tax regime aims to encourage energy conservation and to allocate the burden of taxes and contributions more equally among labor, capital and natural resources. Key points of the environmental tax regime are an electricity tax imposed on the consumption of electricity and an energy tax on mineral oil and coal. The electricity tax rate is EUR 20.50 per megawatt-hour. The rates of the energy tax are assessed in accordance with certain environmental criteria.

Sources: Bundesministerium der Justiz und für Verbraucherschutz, Stromsteuergesetz (http://www.gesetze-im-internet.de/stromstg/index.html); Bundesministerium der Justiz und für Verbraucherschutz, Stromsteuergesetz, Section 3 (http://www.gesetze-im-internet.de/stromstg/__3.html).

Trade Tax

Trade tax (Gewerbesteuer) is levied at the municipal level and is imposed on businesses and their objective earning power. The trade tax rate varies and depends on the municipality that levies the tax. Basis of assessment are the profits of a business enterprise as determined under income tax law or corporation tax law, increased or decreased by certain adjustments. The result is multiplied by the basic federal rate (Gewerbesteuermesszahl) to achieve the base amount for the trade tax (Steuermessbetrag), which is then multiplied by the municipal multiplier (Hebesatz). Beyond a required minimum level of 200%, municipalities have discretion to fix the municipal tax collection rate.

Source: Bundesministerium der Justiz und für Verbraucherschutz, Gewerbesteuergesetz (http://www.gesetze-im-internet.de/gewstg/index.html).

The following table provides an overview of the annual tax revenues of the general government divided by categories for each of the years indicated, as presented in the national accounts.

TAXES (1)

	2015	2014	2013	2012	2011
	(EUR in billions)
Current taxes	690.9	659.6	637.4	619.6	594.5
Taxes on production and imports	326.5	314.0	304.7	300.6	295.1
of which: VAT	211.4	203.1	197.0	194.0	189.9
Current taxes on income and wealth	364.3	345.6	332.7	319.0	299.4
of which: Wage tax	214.6	203.3	193.6	184.4	174.1
Assessed income tax	46.9	43.9	40.7	36.5	32.2
Non-assessed taxes on earnings	27.7	25.6	27.0	29.9	27.6
Corporate tax	21.6	21.6	21.1	18.5	17.6
Capital taxes	6.3	5.5	4.6	4.3	4.2

Tax revenue of general government	697.2	665.1	642.0	623.9	598.8
Taxes of domestic sectors to EU	5.4	4.5	4.3	4.5	4.6

Taxes	702.5	669.5	646.3	628.4	603.4

(1)	Definition according to the national accounts.

Source: Statistisches Bundesamt, Fachserie 18, Reihe 1.4 - 2015 (February 2016), Table 3.4.3.16.

Government Participations

The Federal Republic and its various special funds held direct participations in 107 public and private enterprises as of December 31, 2014.

Source: Bundesministerium der Finanzen, Die Beteiligungen des Bundes - Beteiligungsbericht 2015 (http://www.bundesfinanzministerium.de/Content/DE/Standardartikel/Themen/Bundesvermoegen/Privatisierungs_und_Beteiligungspolitik/Beteiligungspolitik/ Beteiligungsberichte/beteiligungsberichte-des-bundes-2015.pdf?__blob=publicationFile&v=6), Chapter A.

The following table shows information on the Federal Republic’s significant direct participations (including those held through special funds) as of December 31, 2014.

PARTICIPATIONS OF THE FEDERAL REPUBLIC

Enterprises	Nominal capital of enterprise	Participation of the Federal Republic
	(EUR in millions)	(%)
Significant majority participations:
Deutsche Bahn AG	2,150	100.0
KfW	3,750	80.0
Hypo Real Estate Holding AG (1)	2,673	100.0
Significant minority participations exceeding 25%:
Flughafen München GmbH	307	26.0

(1)	Participations held by a special fund.

Source: Bundesministerium der Finanzen, Die Beteiligungen des Bundes - Beteiligungsbericht 2015 (http://www.bundesfinanzministerium.de/Content/DE/Standardartikel/Themen/Bundesvermoegen/Privatisierungs_und_Beteiligungspolitik/Beteiligungspolitik/ Beteiligungsberichte/beteiligungsberichte-des-bundes-2015.pdf?__blob=publicationFile&v=6), Chapters B, E and K paragraph II.

Direct Debt of the Federal Government

As of December 31, 2015, the Federal Government’s direct debt totaled EUR 1,097.2 billion, compared to EUR 1,115.0 billion as of December 31, 2014.

Source: Bundesrepublik Deutschland Finanzagentur GmbH, Übersicht über den Stand der Schuld der Bundesrepublik Deutschland (http://www.deutsche-finanzagentur.de/fileadmin/user_upload/finanzagentur/pdf/schuldenstand_jahresarchiv.pdf).

The Federal Government raises funds primarily through the issuance of bonds and notes. Euro-denominated bonds and notes issued by the Federal Republic are evidenced by book entry and no certificates are issued.

In addition to its own direct debt obligations, the Federal Government and its special funds had outstanding guarantees in an aggregate amount of EUR 465.2 billion as of December 31, 2014. Of this amount, EUR 134.1 billion was outstanding in the form of export credit insurance, which is handled by Euler Hermes Kreditversichtungs-AG on behalf and for the account of the Federal Government. Furthermore, EUR 22.4 billion of the aggregate amount was outstanding in the form of a guarantee for a loan to Greece according to the German Financial Stability Act, and EUR 89.2 billion of the aggregate amount was outstanding in the form of a guarantee for the European Financial Stability Facility.

Source: Bundesministerium der Finanzen, Finanzbericht 2016 (http://www.bundesfinanzministerium.de/Content/DE/Standardartikel/Themen/Oeffentliche_Finanzen/Wirtschafts_und_Finanzdaten/Finanzberichte/Finanzbericht-2016-anl.pdf?__blob=publicationFile&v=5), Overview 4, page 356.

For more detailed information regarding the Federal Government’s debt and guarantees, see “Tables and Supplementary Information.”

For information on the Federal Government’s liability as of December 31, 2015 for capital subscriptions to various international financial organizations, see the table entitled “Tables and Supplementary Information—III. Liabilities to International Financial Organizations.”

TABLES AND SUPPLEMENTARY INFORMATION

I. DIRECT DEBT OF THE FEDERAL GOVERNMENT

SUMMARY

Principal amount outstanding as of December 31, 2015
(EUR in millions)
Federal Bonds (Bundesanleihen)	699,405
of which:
– Bonds of the Federal Republic and the Länder (Bund-Länder-Anleihe)	405
Inflation-linked Securities (inflationsindexierte Bundeswertpapiere)	77,000
Five-year Federal Notes (Bundesobligationen)	238,000
Federal Treasury Notes (Bundesschatzanweisungen)	101,000
Federal Savings Notes (Bundesschatzbriefe)	1,305
Treasury Discount Paper (Unverzinsliche Schatzanweisungen)	10,887
Federal Treasury Financing Paper (Finanzierungsschätze)	0
German Government Day-Bonds (Tagesanleihe des Bundes)	1,070
Further short term debt (≤ 1 year)	2,227
Borrowers’ note loans (Schuldscheindarlehen)	10,649
of which:
– From residents	10,394
– From non-residents	255
Old debt (1)	4,470
of which:
– Equalization claims	4,150
Repurchased debt	-48,838

Total	1,097,174

(1)	Mainly equalization and covering claims of the Deutsche Bundesbank, other banks and insurance companies in connection with the currency reform of 1948.

Source: Bundesministerium der Finanzen, Übersicht über den Stand der Schuld der Bundesrepublik Deutschland zum 30. Juni 2015 und 31. Dezember 2015, Bundesanzeiger of February 22, 2016.

DEBT TABLES

1. FEDERAL BONDS (1)

Title	Interest rate	Year of issue	Maturity	Principal amount outstanding as of December 31, 2015
	(% per annum)			(EUR in millions)
6% Bonds of the Federal Republic of 1986 (II)	6	1986	2016	3,750
5.625% Bonds of the Federal Republic of 1986	5.625	1986	2016	750
6.25% Bonds of the Federal Republic of 1994	6.25	1994	2024	10,250
6.5% Bonds of the Federal Republic of 1997	6.5	1997	2027	11,250
5.625% Bonds of the Federal Republic of 1998	5.625	1998	2028	14,500
4.75% Bonds of the Federal Republic of 1998 (II)	4.75	1998	2028	11,250
6.25% Bonds of the Federal Republic of 2000	6.25	2000	2030	9,250
5.5% Bonds of the Federal Republic of 2000	5.5	2000	2031	17,000
4.75% Bonds of the Federal Republic of 2003	4.75	2003	2034	20,000
4% Bonds of the Federal Republic of 2005	4	2005	2037	23,000
3.5% Bonds of the Federal Republic of 2005	3.5	2005	2016	23,000
4% Bonds of the Federal Republic of 2006	4	2006	2016	23,000
3.75% Bonds of the Federal Republic of 2006	3.75	2006	2017	20,000
4.25% Bonds of the Federal Republic of 2007 (I)	4.25	2007	2039	14,000
4.25% Bonds of the Federal Republic of 2007 (II)	4.25	2007	2017	19,000
4% Bonds of the Federal Republic of 2007	4	2007	2018	20,000
4.25% Bonds of the Federal Republic of 2008	4.25	2008	2018	21,000
3.75% Bonds of the Federal Republic of 2008	3.75	2008	2019	24,000
4.75% Bonds of the Federal Republic of 2008	4.75	2008	2040	16,000
3.5% Bonds of the Federal Republic of 2009	3.5	2009	2019	24,000
3.25% Bonds of the Federal Republic of 2009	3.25	2009	2020	22,000
3.25% Bonds of the Federal Republic of 2010	3.25	2010	2042	15,000
3% Bonds of the Federal Republic of 2010	3	2010	2020	22,000
2.25% Bonds of the Federal Republic of 2010	2.25	2010	2020	16,000
2.5% Bonds of the Federal Republic of 2010	2.5	2010	2021	19,000
3.25% Bonds of the Federal Republic of 2011	3.25	2011	2021	19,000
2.25% Bonds of the Federal Republic of 2011	2.25	2011	2021	16,000
2% Bonds of the Federal Republic of 2011	2	2011	2022	20,000
1.75% Bonds of the Federal Republic of 2012	1.75	2012	2022	24,000
1.50% Bonds of the Federal Republic of 2012	1.50	2012	2022	18,000
2.50% Bonds of the Federal Republic of 2012	2.50	2012	2044	16,000
1.5% Bonds of the Federal Republic of 2013	1.50	2013	2023	18,000
1.5% Bonds of the Federal Republic of 2013 (II)	1.50	2013	2023	18,000
2% Bonds of the Federal Republic of 2013	2	2013	2023	18,000
1.5% Bonds of the Federal Republic and the Länder of 2013	1.50	2013	2020	405
1.75% Bonds of the Federal Republic of 2014	1.75	2014	2024	18,000
2.5% Bonds of the Federal Republic of 2014	2.50	2014	2046	13,000
1.5% Bonds of the Federal Republic of 2014	1.50	2014	2024	18,000
1% Bonds of the Federal Republic of 2014	1	2014	2024	18,000
0.5% Bonds of the Federal Republic of 2015	0.5	2015	2025	23,000
1% Bonds of the Federal Republic of 2015	1	2015	2025	23,000

Total Federal Bonds				699,405

(1)	Federal Bonds (Bundesanleihen) are evidenced by book entry, and no certificates are issued. Maturities are 10 to 30 years. No redemption prior to maturity; including principal strips.

2. INFLATION-LINKED SECURITIES (1)

Title	Interest rate	Year of issue	Maturity	Principal amount outstanding as of December 31, 2015
	(% per annum)			(EUR in millions)
1.50% Inflation-linked Bonds of the Federal Republic of 2006	1.50	2006	2016	15,000
1.75% Inflation-linked Bonds of the Federal Republic of 2009	1.75	2009	2020	16,000
0.75% Inflation-linked Notes of the Federal Republic of 2011	0.75	2011	2018	15,000
0.10% Inflation-linked Bonds of the Federal Republic of 2012	0.10	2012	2023	16,000
0.50% Inflation-linked Bonds of the Federal Republic of 2014	0.50	2014	2030	7,000
0.50% Inflation-linked Bonds of the Federal Republic of 2015	0.50	2015	2026	5,000
0.10% Inflation-linked Bonds of the Federal Republic of 2015	0.10	2015	2046	3,000

Total Inflation-linked Securities				77,000

(1)	Inflation-linked Securities (Inflationsindexierte Bundeswertpapiere) are evidenced by book entry, and no certificates are issued. Maturities are five to ten years. No redemption prior to maturity.

3. FIVE-YEAR FEDERAL NOTES (1)

Title	Interest rate	Year of issue	Maturity	Principal amount outstanding as of December 31, 2015
	(% per annum)			(EUR in millions)
2.00% Bonds of 2011-Series 159	2.0	2011	2016	16,000
2.75% Bonds of 2011-Series 160	2.75	2011	2016	18,000
1.25% Bonds of 2011-Series 161	1.25	2011	2016	16,000
0.75% Bonds of 2012-Series 162	0.75	2012	2017	16,000
0.50% Bonds of 2012-Series 163	0.50	2012	2017	18,000
0.50% Bonds of 2012-Series 164	0.50	2012	2017	16,000
0.50% Bonds of 2013-Series 165	0.50	2013	2018	17,000
0.25% Bonds of 2013-Series 166	0.25	2013	2018	17,000
1.00% Bonds of 2013-Series 167	1.0	2013	2018	17,000
1.00% Bonds of 2014-Series 168	1.0	2014	2019	16,000
0.50% Bonds of 2014-Series 169	0.50	2014	2019	16,000
0.25% Bonds of 2014-Series 170	0.25	2014	2019	16,000
0.00% Bonds of 2015-Series 171	0.00	2015	2020	20,000
0.25% Bonds of 2015-Series 172	0.25	2015	2020	19,000

Total Five-Year Federal Notes				238,000

(1)	Five-Year Federal Notes (Bundesobligationen) are evidenced by book entry, and no certificates are issued. Maturities are approximately five years. No redemption prior to maturity.

4. FEDERAL TREASURY NOTES (1)

Title	Interest Rate	Year of Issue	Maturity	Principal Amount Outstanding as of December 31, 2015
	(% per annum)			(EUR in millions)
0.25% Notes of 2014	0.25	2014	2016	13,000
0.25% Notes of 2014 (II)	0.25	2014	2016	13,000
0.00% Notes of 2014	0.00	2014	2016	13,000
0.00% Notes of 2014 (II)	0.00	2014	2016	14,000
0.00% Notes of 2015	0.00	2015	2017	14,000
0.00% Notes of 2015 (II)	0.00	2015	2017	13,000
0.00% Notes of 2015 (III)	0.00	2015	2017	13,000
0.00% Notes of 2015 (IV)	0.00	2015	2017	8,000

Total Federal Treasury Notes				101,000

(1)	Federal Treasury Notes (Bundesschatzanweisungen) are evidenced by book-entry, and no certificates are issued. Maturities are two years. No redemption prior to maturity.

5. FEDERAL SAVINGS NOTES (1)

	Interest Rate	Year of Issue	Maturity	Principal amount outstanding as of December 31, 2015
	(% per annum)			(EUR in millions)
Federal Savings Notes	0.0001% to 4.5%	2008 to 2012	2015 to 2019	1,305

6. TREASURY DISCOUNT PAPER (2)

	Interest Rate(3)	Year of Issue	Maturity	Principal amount outstanding as of December 31, 2015
	(% per annum)			(EUR in millions)
Treasury Discount Paper	-0.09% to 0.18%	2015	2016	18,500

7. GERMAN GOVERNMENT DAY-BONDS

	Interest Rate	Year of Issue	Maturity	Principal amount outstanding as of December 31, 2015
	(% per annum)			(EUR in millions)
German Government Day-Bonds	variable, tied to EONIA	2008 to 2012	unlimited	1,070

8. BORROWERS’ NOTE LOANS (4)

	Interest Rate	Year of Issue	Maturity	Principal amount outstanding as of December 31, 2015
	(% per annum)			(EUR in millions)
Borrowers’ note loans
(Schuldscheindarlehen)	0.12% to 7.75%	1954 to 2014	2016 to 2037	10,649

9. FURTHER SHORT-TERM DEBT (≤ 1 YEAR)

	Interest Rate	Year of Issue	Maturity	Principal amount outstanding as of December 31, 2015
	(% per annum)			(EUR in millions)
Further short-term debt (≤ 1 year)	money market rates	2015	2016	2,227

(1)	Federal Savings Notes (Bundesschatzbriefe) are evidenced by book entry and no certificates are issued. Maturities are six or seven years. The terms of the Federal Savings Notes provide for interest rates that increase during the term of the bonds. In addition, the seven-year Federal Savings Notes provide for payment of compounded interest at maturity or upon redemption prior to maturity. No redemption is permitted prior to maturity. Since January 1, 2013 the Federal Republic of Germany stopped offering new Federal savings notes and Federal Treasury financing papers.
(2)	Treasury Discount Papers (Unverzinsliche Schatzanweisungen) are issued at a discount and repaid at par value on the maturity date. No interest payments are made during the term of the paper. The papers are auctioned and intended for institutional investors. Maturities range from six months to twelve months. No redemption is permitted prior to maturity. The principal amount outstanding as of December 31, 2015 includes EUR 7,650 million of Treasury Discount Papers issued as money market instruments.
(3)	Reflects annual interest rate paid to the holder by way of the initial issue discount. No redemption is permitted prior to maturity.
(4)	Borrowers’ note loans (Schuldscheindarlehen) are an instrument of the German capital market where the lending entity, generally an institutional investor, receives a certificate evidencing its loan to the borrower and the term of such loans. The certificate generally authorizes at least three assignments. No redemption is permitted prior to maturity.

10. OTHER LIABILITIES

Title	Interest Rate	Year of incurrence	Maturity	Principal amount outstanding as of December 31, 2015
	(% per annum)			(EUR in millions)
Old debt (1)	0% to 3%	Various	Various	12,484
Other debt (2)	Various	Various	Various	40

(1)	Includes mainly equalization and covering claims of the Deutsche Bundesbank, other banks and insurance companies in connection with the currency reform of 1948.
(2)	Includes liabilities of the Federal Government to repay amounts received from the Investitionshilfeabgabe, a special duty levied on income, the proceeds of which were to be used to promote investments.

Source: Bundesrepublik Deutschland Finanzagentur GmbH, Übersicht über den Stand der Schuld der Bundesrepublik Deutschland, published on February 22, 2016 (http://www.deutsche-finanzagentur.de/fileadmin/user_upload/finanzagentur/pdf/schuldenstand_jahresarchiv.pdf).

II. GUARANTEES BY THE FEDERAL GOVERNMENT (1)

	Principal amount outstanding as of December 31,
Purpose of Guarantees	2014	2013
	(EUR in millions)
Export finance loans (including rescheduled loans)(2)	134,145	129,125
Untied loans; direct foreign investments by German companies; Loans of the European Investment Bank to non-EU borrowers	44,796	41,735
Loans in connection with EU agricultural policy measures	0	0
Loans to domestic corporations and for projects in areas of Agriculture, fishing and housing construction	97,633	99,623
Contributions to international financing institutions	56,848	56,237
Co-financing of bilateral projects of German financial co-operation	9,738	6,399
Successor agencies to Treuhandanstalt	1,009	1,009
Interest compensation guarantees	8,000	8,000

Total guarantees pursuant to the 2010 German Budget Act	352,170	342,128

Guarantee for a loan to Greece according to the German Financial Stability Act	22,400	22,400

Loan guarantees under the Act on Guarantees pertaining to the European Financial Stability Facility	89,229	84,171
Total guarantees	463,799	448,699

(1)	Does not include guarantees under the KfW Law with respect to money borrowed, bonds issued and derivative transactions entered into by KfW.
(2)	Includes export finance loans extended by KfW IPEX-Bank guaranteed by the Federal Republic through Euler Hermes Aktiengesellschaft (“HERMES”), the official German export credit insurer.

Source: Bundesministerium der Finanzen, Finanzbericht 2015 (http://www.bundesfinanzministerium.de/Content/DE/Standardartikel/Themen/Oeffentliche_Finanzen/Wirtschafts_und_Finanzdaten/Finanzberichte/Finanzbericht-2016-anl.pdf?__blob=publicationFile&v=4), Overview 4, page 356.

III. LIABILITIES TO INTERNATIONAL FINANCIAL ORGANIZATIONS

The Federal Republic is obligated to contribute to the capital subscriptions and, in some cases, to additional financing, according to the requirements of each respective membership. Such contributions are in many cases stated initially in 1944 with one U.S. dollar being an equivalent to 0,888671 grams of gold, and later – with the creation of the Special Drawing Right (“SDR”) – being an equivalent to the SDR at the same value. The SDR was established by an amendment to the Articles of Agreement of the IMF in July 1969. From July 1, 1974 to June 1978 the exchange rate between world currencies and the SDR was determined on the basis of a basket of 18 currencies, including the U.S. dollar, which accounted for approximately one-third of the value of the basket. From July 1978 to December 31, 1980, the exchange rate was determined on the basis of a basket of 15 currencies. From 1981 to 2000, the basket was further reduced to the five key currencies, including the U.S. dollar. The value of the SDR, the possible inclusion of new currencies in the basket, the weight of each of these currencies in the basket, and the financial instruments used in determining the interest rate on the SDR, are reviewed every five years. During the last review in November 2015, it was decided that from October 2016 onwards the Chinese currency renminbi will be part of the SDR basket. With effect from October 1, 2016, the SDR basket consists of five currencies with the following weights: U.S. dollar (42%), euro (31%), Chinese renminbi (11%), Japanese yen (8%) and pound sterling (8%).

SUBSCRIPTIONS OR COMMITMENTS BY THE FEDERAL REPUBLIC

TO INTERNATIONAL FINANCIAL ORGANIZATIONS

AS OF END OF DECEMBER, 2015

Name of organization	Subscription or commitment by the Federal Republic (1)	Amount paid in
	(USD in millions)
IMF (2)	20,183.9	20,183.9
International Bank for Reconstruction and Development (IBRD) (3)	11,650.2	717.9
International Development Association (IDA) (3)(4)	25,510.0	21,892.3
International Finance Corporation (IFC) (3)(4)	128.9	128.9
European Investment Bank (EIB) (5)	42,671.6	3,806
African Development Bank (AfDB) (3)	3,681.1	217.9
African Development Fund (AfDF) (3)	3,734.7	3,547.3
Asian Development Bank (AsDB) (3)	6,368.5	318.5
Asian Development Fund (AsDF) (3)	1,862.0	1,751.0
Inter-American Development Bank (IDB) (3)	2,975.5	108.0
Inter-American Investment Corporation (IIC) (3)	13.3	13.3
Fund for Special Operations (FSO) (3)	241.3	241.3
International Fund for Agricultural Development (IFAD) (3)	536.3	479.4
Caribbean Development Bank (CDB) (3)	106.6	23.5
Special Development Fund of the Caribbean Development Bank (SDF) (3)	101.2	93.2
European Bank for Reconstruction and Development (EBRD) (3)(5)	2,783.8	580.2
Council of Europe Development Bank (CEB) (3)(5)	997.0	110.7

(1)	Subscriptions are in part committed in USD, SDR or EUR. SDR or EUR commitments are converted to USD at year-end exchange rates, except that certain SDR commitments are converted at the fixed conversion rate of SDR 1 = USD 1.38573.
(2)	Source: computation provided by the Ministry of Finance based on data provided by the IMF; the subscription (quota) is fully paid in by the Deutsche Bundesbank. The foreign currency part of the quota (25% of the subscription) and the Deutsche Bundesbank’s further contributions to Fund’s financing are part of the foreign currency reserves of the Deutsche Bundesbank. The government does not provide any guarantees or provisions for risks of IMF loans.
(3)	Source: computation provided by the Ministry of Finance and the Ministry for Economic Cooperation and Development.
(4)	Source: IFC and IDA: Worldbank Corporate Secretariat, February 2016.
(5)	Source: computation provided by the Ministry of Finance based on euro exchange rate of the European Central Bank at year-end 2015 of EUR 1 per USD 1.0887.